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INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Confidential Draft Submission No. 2 submitted to the Securities and Exchange Commission on January 5, 2018
This draft registration statement has not been publicly filed with the Securities and Exchange Commission, and all information herein remains strictly confidential.
As filed with the Securities and Exchange Commission on                        ,                 .

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT UNDER THE
SECURITIES ACT OF 1933

BRIDGEWATER BANCSHARES, INC.
(Exact name of registrant as specified in its charter)

Minnesota (State or other jurisdiction of incorporation or organization)	6022 (Primary Standard Industrial Classification Code Number)	26-0113412 (I.R.S. Employer Identification No.)

3800 American Boulevard West, Suite 100
Bloomington, Minnesota 55431
(952) 893-6868
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Jerry Baack
President and Chief Executive Officer
Bridgewater Bancshares, Inc.
3800 American Boulevard West, Suite 100
Bloomington, Minnesota 55431
(952) 893-6868
(Name, address, including zip code and telephone number, including area code, of agent for service)

Copies to:
Joseph Ceithaml Barack Ferrazzano Kirschbaum & Nagelberg LLP 200 West Madison Street Chicago, Illinois 60606 (312) 984-3100	Jennifer Durham King Vedder Price P.C. 222 North LaSalle Street Chicago, Illinois 60601 (312) 609-7500

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

           If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

           If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company or an emerging growth company. See the definition of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐ Emerging growth company ☒

           If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

 CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)(2)	Amount of registration fee

Common Stock, $0.01 par value per share	$	$

(1)
Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.

(2)
Includes the aggregate offering price of additional shares that the underwriters have the option to purchase.

           The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We and the selling shareholders may not sell these securities until the Registration Statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED          , 2017

PROSPECTUS

                Shares

Common Stock

        This is the initial public offering of Bridgewater Bancshares, Inc. We are offering                        shares of our common stock and the selling shareholders are offering                        shares of our common stock. We will not receive any proceeds from the sales of shares by the selling shareholders.

        Prior to this offering, there has been no established public market for our common stock. We anticipate that the public offering price of our common stock will be between $            and $            per share. We have applied to list our common stock on the Nasdaq Capital Market under the symbol "BWB."

        Investing in our common stock involves risk. See "Risk Factors" beginning on page 19.

        We are an "emerging growth company" under the federal securities laws and will be subject to reduced public company reporting requirements.

	Per Share	Total

Public offering price	$	$

Underwriting discounts and commissions(1)	$	$

Proceeds to us, before expenses	$	$

Proceeds to the selling shareholders, before expenses	$	$

(1)
See "Underwriting" for additional information regarding underwriting compensation.

        The underwriters have an option to purchase up to an additional                        shares from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

        Shares of our common stock are not savings accounts or deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

        The shares of common stock will be ready for delivery on or about                                    ,                         .

Joint Book-Running Managers

The date of this prospectus is                        ,            .

[INSIDE COVER ARTWORK]

 About this Prospectus

        You should rely only on the information contained in this prospectus or in any free writing prospectus that we authorize to be delivered to you. We, the selling shareholders and the underwriters have not authorized anyone to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. We, the selling shareholders and the underwriters are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

        Unless we state otherwise or the context otherwise requires, references in this prospectus to "we," "our," "us" or "the Company" refer to Bridgewater Bancshares, Inc., a Minnesota corporation, and our consolidated subsidiaries, references to "Bridgewater Bank" or "Bank" refer to our banking subsidiary, Bridgewater Bank, a Minnesota state chartered bank. References to "common stock" refer to the common stock, par value $0.01 per share, of the Company.

        We have proprietary rights to trademarks and other intellectual property appearing in this prospectus that are important to our business. Solely for convenience, the trademarks appearing in this prospectus are without the ® symbol, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable

i

licensors to these trademarks and other intellectual property. All trademarks appearing in this prospectus are the property of their respective owners.

        Any discrepancies included in this prospectus between totals and the sums of the percentages and dollar amounts presented are due to rounding.

Market and Industry Data

        Although we are responsible for all of the disclosures contained in this prospectus, this prospectus contains industry, market and competitive position data and forecasts that are based on industry publications and studies conducted by independent third parties. The industry publications and third-party studies generally state that the information that they contain has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. Although we believe that the economic, employment, industry and other market data, including market position, market opportunity and market size information included in this prospectus is generally reliable, we have not verified the data, which is inherently imprecise and subject to change. The forward-looking statements included in this prospectus related to industry, market and competitive data position may be materially different than actual results.

Implications of Being an Emerging Growth Company

        As a company with less than $1.07 billion in revenues during our last fiscal year, we qualify as an "emerging growth company" under the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. As an emerging growth company:

  •
  we may present as few as two years of audited financial statements and two years of related management discussion and analysis of financial condition and results of operations;

  •
  we are exempt from the requirement to obtain an attestation and report from our auditors on management's assessment of our internal control over financial reporting under the Sarbanes-Oxley Act of 2002;

  •
  we are permitted to provide reduced disclosure regarding our executive compensation arrangements pursuant to the rules applicable to smaller reporting companies, which means we do not have to include a compensation discussion and analysis and certain other disclosures regarding our executive compensation; and

  •
  we are not required to give our shareholders non-binding advisory votes on executive compensation or golden parachute arrangements.

        In this prospectus, we have elected to take advantage of the reduced disclosure requirements and other relief described above, and in the future we may take advantage of any or all of these exemptions for as long as we remain an emerging growth company. We will remain an emerging growth company until the earliest of (i) the end of the fiscal year during which we have total annual gross revenues of $1.07 billion or more, (ii) the end of the fiscal year following the fifth anniversary of the completion of this offering, (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt and (iv) the end of the first fiscal year in which (A) the market value of our equity securities that are held by non-affiliates exceeds $700 million as of June 30 of that year, (B) we have been a public reporting company under the Securities Exchange Act of 1934, as amended, or Exchange Act, for at least twelve calendar months and (C) we have filed at least one annual report on Form 10-K.

ii

        In addition to the relief described above, the JOBS Act permits us to take advantage of an extended transition period for complying with new or revised accounting standards affecting public companies. We have elected to use this extended transition period, which means that the financial statements included in this prospectus, as well as any financial statements that we file in the future, will not be subject to all new or revised accounting standards generally applicable to public companies for the transition period for so long as we remain an emerging growth company or until we affirmatively and irrevocably opt out of the extended transition period under the JOBS Act. As a result, our financial statements may not be comparable to the financial statements of public companies that comply with such new or revised accounting standards on a non-delayed basis.

iii

 PROSPECTUS SUMMARY

        This summary highlights selected information contained in greater detail elsewhere in this prospectus. Because this is a summary, it does not contain all of the information that you should consider before deciding to invest in our common stock. You should read this entire prospectus carefully, including the "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections and our historical financial statements and the accompanying notes before making an investment decision. Some of the statements in this prospectus constitute forward-looking statements. See "Cautionary Note Regarding Forward-Looking Statements."

Our Company

        We are a financial holding company headquartered in Bloomington, Minnesota, a suburb located approximately 10 miles south of downtown Minneapolis and in close proximity to the Minneapolis-St. Paul International Airport. We say that we are "founded by, funded by and focused on entrepreneurs," and this focus underlies everything we do for our clients. Our bank subsidiary, Bridgewater Bank, was established in 2005 as a de novo bank by a group of industry veterans and local business leaders committed to serving the diverse needs of commercial real estate investors, small business entrepreneurs and high-net-worth individuals. Our investors are strong local advocates and are part of an expanding referral network that consistently generates new clients for the Bank.

        Since inception, we have grown significantly and profitably, with a focus on organic growth, driven primarily by commercial real estate lending. Our assets have grown at a compound annual growth rate, or CAGR, of 38.1%, since 2005, surpassing total asset milestones of $500 million in 2013, $1.0 billion in 2016 and $1.5 billion in 2017. This growth made us the fastest growing de novo bank in the Minneapolis-St. Paul-Bloomington metropolitan statistical area, or Twin Cities MSA, over the past two decades. As of June 30, 2017, we were the 8th largest bank headquartered in Minnesota by asset size, and the 10th largest bank in the Twin Cities MSA by deposit market share, based on Federal Deposit Insurance Corporation, or FDIC, data. Following our initial equity capital raise of $10.0 million, we raised $57.3 million in additional equity capital to support our growth, including $42.5 million from affiliates of Castle Creek Capital LLC, EJF Capital LLC, Endeavour Capital Advisors Inc. and GCP Capital Partners, four nationally recognized institutional community bank investors. As of September 30, 2017, we had total assets of approximately $1.6 billion, total gross loans of approximately $1.3 billion, total deposits of approximately $1.3 billion and total shareholders' equity of approximately $133.7 million. We believe our credit quality today is strong, as demonstrated by the low level of nonperforming assets to total assets of 0.13% as of September 30, 2017 and net charge-offs to average loans of 0.01% for the nine months ended September 30, 2017.

        We believe our company is one of only a few in the banking industry to have achieved substantial growth while maintaining consistently strong earnings. We became profitable in our third month of operations and have achieved monthly profitability since that time. For the nine months ended September 30, 2017, our annualized return on average assets, or ROA, was 1.28%, and our annualized return on average shareholders' equity, or ROE, was 14.40%. Our operating efficiency, as evidenced by our efficiency ratio of 39.9% for the nine months ended September 30, 2017, is one of the main drivers of our profitability.

        Historically, our profitable growth has been driven by using our core competencies, including our commercial banking expertise, experienced management team and efficient business model, to capitalize on opportunities in our attractive market area. In 2016, we completed a complementary small bank acquisition, which added approximately $76.1 million in assets, $66.7 million in seasoned core deposits and two branch locations within our market. While small in scale, this targeted transaction demonstrates that we have the ability to execute and integrate an acquisition. In future periods, we intend to continue to execute our existing business strategy, which is focused on organic growth, and pursue opportunistic acquisitions. Our goal is to be one of the highest performing entrepreneurial banks headquartered in the Twin Cities MSA.

Our Growth and Financial Performance

        As a result of our commercial banking focus, simple and efficient business model and attractive market area, we have consistently delivered some of the strongest performance metrics in the community banking industry. We measure our success using two primary categories, growth and earnings. To monitor our performance, we routinely track our results relative to the broader industry as a whole and comparable peer groups using several key metrics. Specifically, the comparative financial performance analyses described in this prospectus measure our results against:

  •
  a Nationwide Industry Group, which we define as all publicly traded bank holding companies with total assets between $1.0 billion and $7.5 billion;(1)

  •
  a High Loan Growth Peer Group, which we define as a group of 11 publicly traded bank holding companies with a five-year gross loans CAGR greater than 15.0%;(2) and

  •
  a High Performing Peer Group, which we define as a group of 15 publicly traded bank holding companies with a five-year average ROA greater than 1.15% and a five-year average efficiency ratio less than 60.0%.(3)

Source: S&P Global Market Intelligence

(1)
Our Nationwide Industry Group consists of the 165 commercial bank holding companies located throughout the United States with total assets between $1.0 billion and $7.5 billion as of September 30, 2017.

(2)
Our High Loan Growth Peer Group consists of: Eagle Bancorp, Inc. (EGBN), HomeStreet, Inc. (HMST), ConnectOne Bancorp, Inc. (CNOB), Preferred Bank (PFBC), First Mid-Illinois Bancshares, Inc. (FMBH), CNB Financial Corporation (CCNE), Guaranty Bancshares, Inc. (GNTY), Bankwell Financial Group, Inc. (BWFG), Southern First Bancshares, Inc. (SFST), Penns Woods Bancorp, Inc. (PWOD) and Middlefield Banc Corp. (MBCN).

(3)
Our High Performing Peer Group consists of: Eagle Bancorp, Inc. (EGBN), S&T Bancorp, Inc. (STBA), First Financial Bankshares, Inc. (FFIN), Westamerica Bancorporation (WABC), Enterprise Financial Services Corp (EFSC), Lakeland Financial Corporation (LKFN), Washington Trust Bancorp, Inc. (WASH), Community Trust Bancorp, Inc. (CTBI), Preferred Bank (PFBC), Stock Yards Bancorp, Inc. (SYBT), German American Bancorp, Inc. (GABC), West Bancorporation, Inc. (WTBA), Ames National Corporation (ATLO), National Bankshares, Inc. (NKSH) and Parke Bancorp, Inc. (PKBK).

        Based on industry data, we believe many institutions sacrifice returns on their capital for more aggressive growth, while others forgo growth opportunities to focus on attractive earnings metrics. We believe we have consistently combined the two concepts of growth and earnings to create a high growth, high performing company as illustrated in the tables below.

        Growth.    As shown in the following table, our growth over the past five years has significantly exceeded the growth of the industry and our peer groups.

	Five-Year CAGR(1)
	Bridgewater Bancshares, Inc.	Nationwide Industry Group Median	High Loan Growth Peer Group Median	High Performing Peer Group Median
Total Deposits	26.2%	9.8%	15.5%	8.2%
Noninterest Bearing Deposits	47.4	16.7	23.8	10.7
Gross Loans	27.9	12.8	18.8	10.0
Net Income	29.9	12.0	12.7	10.0
Tangible Book Value Per Share	19.6	5.9	7.8	8.2

Source: S&P Global Market Intelligence

(1)
For the five-year period ended September 30, 2017.

        We believe our focus on and commitment to performing commercial banking at the highest level will continue to drive growth and strong earnings. Our emphasis on gathering core, noninterest bearing deposits to fund our balance sheet growth has helped us deliver strong earnings to fuel additional growth. While we continually review opportunities to increase our noninterest and fee income, we believe our capital is more effectively utilized by continuing to reinvest in our platform to grow tangible book value and enhance shareholder value. We believe the efficiency of our business model has been, and will continue to be, a primary driver of profitability and one of our key competitive strengths.

        Earnings.    As shown in the following table, we have generated attractive financial performance results compared to the industry and our peer groups.

	Five-Year Average(1)
	Bridgewater Bancshares, Inc.	Nationwide Industry Group Median	High Loan Growth Peer Group Median	High Performing Peer Group Median
ROA(2)	1.20%	0.94%	0.96%	1.31%
ROE(3)	15.05	9.13	9.97	12.53
Net Interest Margin(4)	4.14	3.68	3.66	3.73
Efficiency Ratio(5)	40.1	62.5	59.7	49.3
Noninterest Expense / Average Assets	1.80	2.80	2.60	2.20

  Source: S&P Global Market Intelligence

(1)
For the five-year period ended September 30, 2017.

(2)
Net income divided by average assets.

(3)
Net income divided by average shareholders' equity.

(4)
Net interest income divided by average earning assets.

(5)
Efficiency ratio is a non-GAAP financial measure. See "GAAP Reconciliation and Management Explanation of Non-GAAP Financial Measures" for additional information.

        We believe these metrics illustrate our ability to achieve high performing earnings, while still maintaining growth and efficiency. Another key contributor to our profitability is the productivity of our employees. As of September 30, 2017, we had $13.5 million of total assets per full-time equivalent employee, or FTE. We believe this productivity has allowed us to invest significantly in technology and operational systems, further enhancing our efficient delivery system and positioning us to capitalize on the opportunity in our market.

Our Market Area

        We operate in the Twin Cities MSA, which had total deposits of $188.7 billion as of June 30, 2017, and ranks as the 11th largest metropolitan statistical area in the United States in total deposits, and the second largest metropolitan statistical area in the Midwest in total deposits, based on FDIC data. This area is commonly known as the "Twin Cities" after its two largest cities, Minneapolis, the city with the largest population in the state, and St. Paul, which is the state capital.

        The Twin Cities MSA is defined by attractive market demographics, including strong household incomes, dense populations, low unemployment and the presence of a diverse group of large and small businesses. As of June 30, 2017, our market ranked first in median household income in the Midwest and sixth in the nation, when compared to the top 20 metropolitan statistical areas by population size in each area, based on data available on S&P Global Market Intelligence. According to the U.S. Bureau of Labor Statistics, the population in the Twin Cities MSA was approximately 3.6 million as of June 30, 2017, making it the third largest metropolitan statistical area in the Midwest and 16th largest metropolitan statistical area in the United States. The low unemployment rate of 3.4% and the significant presence of national and international businesses make the Twin Cities MSA one of the most economically vibrant and diverse markets in the country. As of the end of 2016, the Twin Cities MSA was home to 16 of the 17 Fortune 500 companies headquartered in Minnesota and a number of significant private companies, including one of the country's largest privately owned companies.

        Within our market, we target commercial real estate investors, small business entrepreneurs and high-net-worth individuals living or investing in the Twin Cities MSA. We currently have six offices, including our headquarters in Bloomington. Our branches are strategically located across the Twin Cities MSA in areas densely populated with successful professionals and companies, which we believe provide attractive loan and deposit opportunities. On August 28, 2017, we announced plans to open our seventh office in St. Paul in the second quarter of 2018 as a natural extension within our existing market.

        We operate in a competitive market area and compete with other, often much larger, retail and commercial banks and financial institutions. Two large, national banking chains, Wells Fargo and US Bank, together controlled 77.8% of the deposit market share in the Twin Cities MSA as of June 30, 2017, based on FDIC data and displayed in the table below. By comparison, as of the same date, we had a deposit market share of approximately 0.7%, which ranked us tenth in the Twin Cities MSA overall and fifth in the Twin Cities MSA among banks headquartered in Minnesota. This market has also experienced disruption in recent years due to acquisitions of local institutions by larger regional banks headquartered outside of the market. We seek to attract customers by offering a higher level of professionalism, responsiveness and certainty than our larger competitors and by providing a more tailored array of products and services.

Rank	Institution	State Headquarters	Branch Count	Total Deposits ($000)	Market Share (%)
1	Wells Fargo & Co	CA	98	76,689,285	40.64
2	U.S. Bancorp	MN	99	70,184,348	37.19
3	TCF Financial Corp.	MN	87	6,163,189	3.27
4	Bremer Financial Corp.	MN	25	4,246,178	2.25
5	Bank of Montreal	N/A	32	3,125,818	1.66
6	Associated Banc-Corp	WI	24	1,724,183	0.91
7	Old National Bancorp	IN	17	1,677,373	0.89
8	Klein Financial Inc.	MN	19	1,512,396	0.80
9	Bank of America Corp.	NC	7	1,435,337	0.76
10	Bridgewater Bancshares, Inc.	MN	6	1,223,929	0.65
	Top 10 Institutions		414	167,982,036	89.02

Our Products and Services

        Consistent with our straightforward business model, we offer a full array of simple, quality loan and deposit products primarily for commercial clients. While we provide products and services that compete with those offered by our large, national and regional competitors, we offer responsive support and personalized solutions tailored for each client. We emphasize customer service over price, and we believe we provide distinguishing levels of client service through the experience of our people, the responsiveness and certainty of our credit process and the efficiency with which we conduct our business. We believe that our clients notice a difference when dealing with our bank compared to the much larger institutions in our market. We depend on our reputation in the communities we serve, and we believe we have built a strong referral network that continually provides us with new client relationships. At this time, we do not operate any non-depository business lines such as mortgage, wealth management or trust.

        Lending.    We focus primarily on commercial lending, consisting of loans secured by nonfarm, nonresidential properties, loans secured by multifamily residential properties, construction loans, land development loans and commercial and industrial loans. As of September 30, 2017, commercial loans represented $1.1 billion, or 84.9%, of our total gross loans.

        As illustrated below, our loan portfolio as of September 30, 2017, includes a diversified mix of commercial loans, including multifamily, industrial, office, retail and construction loans.

 Loan Portfolio

Source: Company data as of September 30, 2017.

        Multifamily loans comprised our largest category of commercial loans at $286.2 million, or 22.5% of our total gross loans, as of September 30, 2017. Our multifamily clients typically invest in smaller, seasoned apartment buildings with an average of 29 units per property and fewer amenities and lower rental rates compared to newer luxury buildings. Commercial real estate loans (excluding multifamily and construction) totaled $481.5 million, or 37.9% of our total gross loans, as of September 30, 2017. Our clients target infill properties located close to the downtown areas of Minneapolis and St. Paul, which we believe have greater barriers to entry. This portfolio segment is also well diversified with loans secured by office buildings, retail strip centers, industrial properties, senior housing, hospitality and mixed-use properties. In addition to loans secured by improved commercial real estate properties, we engage in construction lending, which totaled $119.4 million, or 9.4% of our total gross loans, as of September 30, 2017. In recent years, we have also increased our commercial and industrial lending, which totaled $192.8 million, or 15.2% of our total gross loans, as of September 30, 2017.

        We focus on lending to borrowers located or investing in the Twin Cities MSA across a diverse range of industries and property types. We do not generally lend outside of our market; however, as a relationship lender, we will, from time to time, finance properties located outside of Minnesota for our existing customers in select situations. Loans to finance properties or projects located outside of Minnesota totaled 8.0% of our total gross loans outstanding as of September 30, 2017.

        Deposits.    We have developed a suite of deposit products targeted at commercial clients, including a variety of remote deposit and cash management products, along with commercial transaction accounts. We believe our commercial loan clients are one of our best sources of deposits, and we seek to develop a deposit relationship with each of our borrowers. We also offer consumers traditional retail deposit products through our branch network, along with online, mobile and direct banking channels. Many of our deposits do not require a branch visit, creating efficiencies across our branch network.

        A breakdown of our deposits as of September 30, 2017 is below.

Deposit Mix

Source: Company data as of September 30, 2017.

        As of September 30, 2017, 76.6% of our total deposits were considered to be core deposits, which consist of deposits other than brokered deposits and time deposits in excess of $250,000, compared to 77.2% and 79.4% as of December 31, 2016 and 2015, respectively. While we are committed to growing our core deposits, we use brokered deposits as a strategic component of our funding strategy and interest rate risk management. As we have grown our core deposits, brokered deposits have remained a consistent part of the portfolio at 15.2% of our total deposits as of September 30, 2017, compared to 13.7% and 15.3% as of December 31, 2016 and December 31, 2015, respectively.

Our Competitive Strengths

        As we seek to continue to grow our business, we believe the following strengths provide us with a competitive advantage over other financial institutions operating in our market area:

        Commercial Banking Expertise.    We believe we have earned a reputation as one of the prominent commercial real estate lenders in the Twin Cities MSA due in large part to the strength of our lending team. We have an experienced, professional team of 16 commercial lenders, and we believe our ability to drive quality, commercial loan growth is a result of being able to provide each of our clients with access to a knowledgeable, experienced and dedicated banker. Due to their market knowledge and understanding of our clients' businesses, our lenders are well positioned to provide timely and relevant feedback to our clients. We believe our responsive credit culture separates us from our competitors.

        To fund the growth of our loan portfolio, we continue to focus on growing our deposits. We have continued to build market share by offering a more personalized model than our larger competitors. For the first nine months of 2017, our noninterest bearing transaction accounts and savings and money market accounts grew at a rate of 27.6% and 40.7%, respectively, and represented 23.5% and 24.4%, respectively, of total deposits as of September 30, 2017. Many of these clients take advantage of our dedicated and specialized business banking support team and are utilizing multiple electronic products including ACH, wire payments and fraud protection.

        Multifamily Lending Niche.    We specialize in multifamily lending, which typically represents between 20% to 25% of our total loan portfolio. We believe this lending niche lowers the risk profile of our overall loan portfolio due to its lower historical loss rates when compared to other loan types. Over the past 25 years, loans secured by multifamily properties have experienced an average annual loss rate of approximately 0.4%, compared to 1.0% for all loan classes. While this asset class performs well on a national level, multifamily loans in the Twin Cities MSA have outperformed those in the national market. Over the past 15 years, the Twin Cities MSA has experienced lower historic vacancy and loan loss rates compared to the national average.

        Engaged and Experienced Board of Directors and Management Team.    Our board of directors consists of highly accomplished individuals with strong industry and business experience in our market area. We believe that the combined expertise of our board of directors and the significant banking and regulatory experience of our executive management team, which we refer to as our strategic leadership team, help us execute our growth strategy. Also, the interests of our directors and members of our strategic leadership team are aligned with those of our shareholders through common stock ownership. At September 30, 2017, this group beneficially owned approximately 24.8% of our common stock, and we estimate that our directors and executive officers will own approximately        % after the completion of this offering.

        Our five-person strategic leadership team has a strong balance of extensive banking and regulatory experience, drive and talent. Our team has over 100 years of combined banking and financial services experience and more than 20 years of regulatory experience. Three members of the team have been leading the Bank since its formation, and with an average age of 44, we believe this group will continue to drive our growth for years to come. As we continue to grow our company, we believe the following members of our strategic leadership team are key to our success:

  •
  Jerry Baack, our Chairman, Chief Executive Officer, President and principal founder, leads our strategic leadership team with over 25 years of commercial banking and regulatory experience, including working at the FDIC for seven years. In 2017, Mr. Baack received the award of Banker of the Year from the NorthWestern Financial Review.

  •
  Jeffrey D. Shellberg, our Executive Vice President and Chief Credit Officer, is a founder of the Company and has worked in the banking industry for over 30 years. Mr. Shellberg began his banking career at and spent over 15 years with the FDIC.

  •
  Mary Jayne Crocker, our Executive Vice President and Chief Operating Officer, has been with us since our inception and has over 20 years in the financial services industry. In 2017, Ms. Crocker was recognized as a "Women in Business" honoree by the Minneapolis/St. Paul Business Journal.

  •
  Joe Chybowski is Senior Vice President and our Chief Financial Officer and has over nine years of industry experience, joining us in 2013 from Performance Trust Capital Partners in Chicago.

  •
  Nick Place is Senior Vice President and our Chief Lending Officer. Joining us in 2007, Mr. Place was promoted to Chief Lending Officer in 2015 and currently oversees our lending function.

        In addition to our strategic leadership team, we have demonstrated an ability to grow our company through the recruitment of high performing individuals. We seek to hire people with significant in-market experience who fit our hard-working, driven culture. We often recruit individuals who are early in their careers who we believe have strong potential, and we have been successful in developing this talent internally. Through our targeted hiring and internal development efforts, we believe we have established a deep bench of talent to continue to grow and manage our business. By combining our more experienced strategic leadership and commercial lending teams with the next generation of leaders, we believe we are preparing our organization for long-term success.

        Efficiency.    We operate an efficient organization based on a simple business model. By focusing on commercial real estate lending, our employee overhead is low due to the increased loan portfolio sizes of our lenders compared to smaller loan portfolio sizes related to other types of commercial lending. Our low efficiency ratio is also driven by the productivity of our lending team, which we believe is supported by our high loan-to-deposit ratio of 98.2% as of September 30, 2017. In addition, we serve our clients through a strategically positioned branch model, as well as through online, mobile and direct banking channels, and are not dependent on a traditional branch network with a large number of locations.

        We use our efficiency ratio as one of the key financial metrics to measure profitability. For the nine months ended September 30, 2017, our efficiency ratio was 39.9%, which is consistent with our efficiency ratio in historical periods, as shown in the table below.

Efficiency Ratio

Source: Company data as of the dates shown.

Efficiency ratio is a non-GAAP financial measure. See "GAAP Reconciliation and Management Explanation of Non-GAAP Financial Measures" for additional information.

        Our efficiency ratio during the periods presented above was significantly better than the median efficiency ratios of both the High Loan Growth Peer Group and the High Performing Peer Group. We intend to continue to focus on operational efficiency, which we believe to be important to our profitability and future growth prospects.

        Hard-Working and Entrepreneurial Culture.    We have developed a hard-working and entrepreneurial culture, which we believe is a critical component for attracting and retaining experienced and talented bankers, as well as clients. We have established a set of core values, based on characteristics that we believe describe and inspire our culture—we are unconventional, responsive, dedicated, focused on growth and accurate. To maintain our culture, all potential and current personnel evaluations include an assessment of these attributes.

        We believe that our people are our most valuable asset, and we maintain high delivery standards and reward strong performers and our key personnel with above-market compensation and benefits. We encourage the personal and professional growth of all of our employees by providing them with training, networking, mentorship and volunteering opportunities. The Bank was recognized by the Star Tribune in 2015, 2016 and 2017 as one of the top places to work in Minneapolis / St Paul and recognized as one of the best banks to work for by American Banker in 2017.

        Solid Asset Quality Metrics.    We believe our risk-management focused business model has contributed to strong asset quality during a period of strong loan growth over the past five years. As of September 30, 2017, the level of nonperforming assets as a percentage of our total assets was 0.13%, and our year-to-date net charge-offs were 0.01% of average loans. We diligently monitor and routinely stress test the loan portfolio. We believe our strong credit metrics are the result of our prudent underwriting standards, experienced lenders and close ties to and knowledge of our clients, as well as the currently strong economic environment in our market.

Source: Company data as of the dates shown.

        Proactive Enterprise Risk Management.    We believe that our enterprise risk management practices provide an enhanced level of oversight allowing us to be proactive rather than reactive. Our Bank-level risk committee, comprised of senior representatives from all departments, meets monthly to review the Bank's overall enterprise risk position and to discuss how the Bank's strategic initiatives may impact the Bank's risk profile. Enterprise risk management reports are provided to the full Bank board on a quarterly basis. In 2016, we formed Bridgewater Risk Management, Inc. as a captive insurance subsidiary to provide supplemental insurance coverage to the Company and its subsidiaries for risk management purposes.

        We also have a comprehensive Commercial Real Estate Portfolio Risk Management Policy which implements formal processes and procedures specifically for managing and mitigating risk within our commercial real estate portfolio. This policy addresses regulatory guidelines for institutions, such as the Bank, that exhibit higher levels of commercial real estate concentrations. These processes and procedures include board and management oversight, commercial real estate exposure limits, portfolio monitoring tools, management information systems, market reports, underwriting standards, a credit risk review function and periodic stress testing to evaluate potential credit risk and the subsequent impact on capital and earnings.

        Strong Branding in an Attractive Market.    We believe we have created a brand that is recognized across the Twin Cities. We are proud to be one of the largest community banks headquartered in the Twin Cities MSA, and we believe that local investors, entrepreneurs, small business owners and professionals prefer to partner with a locally focused and operated bank. To distinguish our Bank from the larger, national institutions in our market, we launched a "Big Banks, No Thanks" marketing campaign, which speaks to our ability to be nimble, provide a personalized banking experience and find simple and creative solutions for our clients. We believe many of our clients and potential clients appreciate banking with a locally-headquartered institution that is able to couple the sophistication of a larger bank with the responsive and flexible decision-making process and personal connections of a local community bank.

Our Strategies for Growth

        To generate future growth, we intend to continue to execute the strategies that we have used over the past 12 years to achieve some of the strongest performance results in the community banking industry. These strategies include the following:

        Continue to Focus on Organic Growth in Our Market Area.    We intend to continue to grow our business organically in a focused and strategic manner by leveraging our competitive strengths, including our commercial banking expertise, experienced management team, efficient business model and strong branding, to capitalize on the opportunities we see in our market area. We believe what is missing from our market is a publicly traded but locally-headquartered community bank that can go beyond what the small banks can provide by offering the same sophisticated products and services as the much larger, out-of-state banks but in a manner that is tailored to the needs of local clients in a more efficient, responsive and flexible way. If this offering is successful, we will be the first bank holding company headquartered in Minnesota to complete an initial public offering since 1995 and the first bank headquartered in the Twin Cities MSA to do so in over 25 years. Although we may in the future identify new markets to enter, we believe that the long-term growth potential of our current market is substantial and that we have the ability to continue to grow organically in our market.

        We plan to increase our core deposits and build market share by expanding our existing client relationships, including lending clients that do not currently have a deposit relationship with us, and by developing new deposit-focused clients. Following the acquisition we completed in 2016, we retained substantially all of the acquired bank's existing clients and intend to continue to expand our footprint in the locations we acquired through marketing and networking efforts focused on generating deposits. Although we are committed to growing our core deposits, we intend to continue to supplement our growth, when necessary, with non-core, wholesale funding sources. On the lending side, we intend to rely on our commercial real estate lending expertise, and we believe we are well-positioned to continue to organically grow our commercial loans based on the favorable market demographics in the Twin Cities MSA.

        We believe that we have built a branch network that allows us to efficiently serve our clients throughout the entire Twin Cities MSA. We believe our existing branch footprint is scalable, and we are adding a new branch in St. Paul to provide us with better access to our clients on the east side of the Twin Cities. As of September 30, 2017, our branches had an average of $215.8 million in deposits per branch. Although we may consider opening new branches in the future, we do not believe that we need to establish a physical location in each community that we serve within our market area.

        Leverage our Entrepreneurial Culture and Talent.    We believe we have built a team of bankers that is hard-working, passionate and energized by the opportunities to continue to grow our business and develop our brand in our market area. With an experienced strategic leadership team and a strong layer of talented middle managers, we believe we are well positioned for future growth. We will continue to aggressively recruit qualified personnel and develop talent internally and believe our culture, which empowers our employees to be entrepreneurs for our business, will allow us to continue to attract and develop the talent we need to drive our growth.

        Continue to Consider Opportunistic Acquisitions.    In addition to our organic growth, we may, from time to time, consider additional acquisition opportunities that fit with our organization. Specifically, we will evaluate acquisitions that we believe would be complementary to our existing business. For example, our acquisition in 2016 added primarily consumer loans, as well as core, in-market deposits to our balance sheet, two areas that we intend to grow. We will continue to seek acquisitions that will bolster our balance sheet in areas where we would like to grow or diversify, without compromising our risk profile or culture. While we will pursue acquisitions that fit, we intend to be disciplined in our approach to pricing and will not generally look to acquire new business lines or sellers located in new markets. In the future, we may evaluate and act upon acquisition opportunities that we believe would produce attractive returns for our shareholders. We believe that there will be further bank consolidation in the Twin Cities MSA and that we are well positioned to be a preferred partner for smaller institutions looking to exit through a sale to an in-market buyer.

Summary Risk Factors

        There are a number of risks that you should consider before investing in our common stock. These risks are discussed more fully in the section titled "Risk Factors," beginning on page 19, and include, but are not limited to, the following:

  •
  credit risks, including risks related to the concentration of commercial real estate loans in our portfolio, our ability to effectively manage our credit risk and the business and economic conditions in our market area;

  •
  liquidity and funding risks, including the risk that we will not be able to meet our obligations and risks relating to our non-core funding sources and high concentration of large depositors;

  •
  operational, strategic and reputational risks, including the risk that we may not be able to implement our growth strategy and risks related to cybersecurity, a loss of members of our senior leadership team and maintaining our reputation;

  •
  legal, accounting and compliance risks, including risks related to the extensive state and federal regulation we operate under and changes in such regulations and accounting policies or standards;

  •
  market and interest rate risks, including risks related to interest rate fluctuations, the monetary policies and regulations of the Board of Governors of the Federal Reserve System, or Federal Reserve, and potential losses in our securities portfolio; and

  •
  offering and investment risks, including illiquidity and volatility in the trading of our common stock, limitations on our ability to pay dividends and the dilution that investors in this offering will experience.

Corporate Information

        Our principal executive office is located at 3800 American Boulevard West, Suite 100, Bloomington, Minnesota 55431, and our telephone number at that address is (952) 893-6868. Our website address is www.bridgewaterbankmn.com. The information contained on our website is not a part of, or incorporated by reference into, this prospectus.

 THE OFFERING

Common stock offered by us	shares
Common stock offered by the selling shareholders	shares
Underwriters' purchase option	shares from us
Total common stock and non-voting common stock outstanding after completion of this offering	shares (or shares if the underwriters exercise in full their option to purchase additional shares from us)
Use of proceeds

We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $        million (or approximately $        million if the underwriters exercise in full their option to purchase additional shares from us), based on an assumed public offering price of $        per share, which is the midpoint of the price range set forth on the cover of this prospectus. We intend to use the net proceeds from this offering to support our growth and for general corporate purposes. We will not receive any proceeds from the sale of shares of our common stock by the selling shareholders. See "Use of Proceeds."

Voting rights	Each holder of our common stock will be entitled to one vote per share on all matters on which our shareholders generally are entitled to vote. See "Description of Capital Stock."
Dividend policy

We do not expect to pay cash dividends on our common stock in the near-term. Instead, we anticipate that all of our future earnings will be retained to support our operations and finance the growth of our business. Any future determination to pay dividends on our common stock will be made by our board of directors and will depend upon our results of operations, financial condition, capital requirements, regulatory and contractual restrictions, our business strategy and other factors that our board of directors deems relevant. See "Dividend Policy."

Nasdaq listing	We have applied to list our common stock on the Nasdaq Capital Market under the trading symbol "BWB."

Reserved share program

At our request, the underwriters have reserved for sale, at the initial public offering price, up to 5% of the shares offered by this prospectus for sale to the directors, senior management, existing shareholders, certain employees of the Company and the Bank and persons having relationships with us. If these persons purchase reserved shares, it will reduce the number of shares available for sale to the general public. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.

Risk factors

Investing in shares of our common stock involves a high degree of risk. See "Risk Factors" beginning on page 19 for a discussion of certain factors you should consider carefully before deciding to invest.

        Unless we specifically state otherwise, all information in this prospectus is as of the date set forth on the front cover of this prospectus and:

  •
  assumes no exercise of the underwriters' option to purchase additional shares of our common stock from us;

  •
  excludes 725,000 shares of common stock issuable upon the exercise of stock options, with a weighted average exercise price of $2.78 per share, that were outstanding as of September 30, 2017; and

  •
  excludes 1,710,000 additional shares of common stock reserved for future issuance under our equity incentive plans as of September 30, 2017.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

        The following table sets forth selected historical consolidated financial data as of the dates and for the periods shown. The selected balance sheet data as of December 31, 2016 and the selected income statement data for the year ended December 31, 2016 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected balance sheet data as of December 31, 2015, 2014, 2013 and 2012 and the selected income statement data for the years ended December 31, 2015, 2014, 2013 and 2012 have been derived from our audited consolidated financial statements that are not included in this prospectus. The selected historical consolidated financial data as of and for the nine months ended September 30, 2017 and 2016 is derived from our unaudited interim consolidated financial statements included elsewhere in this prospectus and includes all normal and recurring adjustments that we consider necessary for a fair presentation. Operating results for the nine months ended September 30, 2017 are not necessarily indicative of the results that may be expected for the year ending December 31, 2017.

        You should read the following financial data in conjunction with the other information contained in this prospectus, including under "Management's Discussion and Analysis of Financial Condition and Results of Operations," as well as our consolidated financial statements and related notes included elsewhere in this prospectus. The selected historical consolidated financial data presented below contains financial measures that are not presented in accordance with accounting principles generally accepted in the United States and have not been audited. See "GAAP Reconciliation and Management Explanation of Non-GAAP Financial Measures."

	As of and for the nine months ended September 30,		As of and for the year ended December 31,
(dollars in thousands, except share and per share data)	2017	2016	2016	2015	2014	2013	2012
Selected Balance Sheet Data
Total Assets	$1,556,665	$1,183,481	$1,260,394	$928,686	$702,175	$576,222	$459,999
Total Loans, Gross	1,271,962	957,187	1,000,739	799,497	598,547	477,114	381,607
Allowance for Loan Losses	15,219	11,756	12,333	10,052	9,489	8,361	7,515
Securities Available for Sale	243,312	187,708	217,083	100,769	70,022	52,944	33,490
Goodwill and Other Intangibles	3,916	4,107	4,060	—	—	—	—
Deposits	1,294,748	968,370	1,023,508	761,882	601,373	522,179	409,634
Federal Funds Purchased	16,000	15,000	44,000	13,000	10,000	—	—
FHLB Advances and Notes Payable	80,500	77,500	72,000	69,042	34,000	8,522	19,000
Subordinated Debentures	24,501	—	—	1,500	1,500	1,926	1,926
Tangible Common Equity(1)	129,759	113,212	111,306	80,178	53,738	42,363	28,611
Total Shareholders' Equity	133,675	117,319	115,366	80,178	53,738	42,363	28,611
Average Total Assets	1,406,632	1,054,582	1,098,654	806,625	656,826	503,318	428,750
Average Common Equity	125,539	97,807	102,588	63,981	48,443	34,835	26,450
Selected Income Statement Data
Interest Income	$47,770	$36,855	$50,632	$39,193	$33,384	$27,069	$23,961
Interest Expense	8,446	6,228	8,514	6,498	4,585	4,126	4,919

Net Interest Income	39,324	30,627	42,118	32,695	28,799	22,943	19,042

Provision for Loan Losses	2,975	2,250	3,250	1,500	1,500	3,000	4,390

Net Interest Income after Provision for Loan Losses	36,349	28,377	38,868	31,195	27,299	19,943	14,652
Noninterest Income	1,953	2,277	2,567	1,872	975	(145)	(565)
Noninterest Expense	16,634	14,781	20,168	14,817	11,983	9,275	6,983

Income Before Income Tax Expense	21,668	15,873	21,267	18,250	16,291	10,523	7,104
Provision for Income Taxes	8,113	6,042	8,052	7,055	6,365	4,070	2,672

Net Income	$13,555	$9,831	$13,215	$11,195	$9,926	$6,453	$4,432

	As of and for the nine months ended September 30,		As of and for the year ended December 31,
(dollars in thousands, except share and per share data)	2017	2016	2016	2015	2014	2013	2012
Per Common Share Data(2)
Basic Earnings Per Share	$0.55	$0.46	$0.59	$0.65	$0.63	$0.47	$0.35
Diluted Earnings Per Share	0.54	0.45	0.58	0.63	0.60	0.45	0.33
Book Value Per Share	5.43	4.77	4.69	4.05	3.36	2.67	2.24
Tangible Book Value Per Share(1)	5.27	4.60	4.53	4.05	3.36	2.67	2.24
Basic Weighted Average Shares Outstanding	24,593,657	21,524,245	22,294,837	17,269,448	15,877,647	13,822,480	12,766,775
Diluted Weighted Average Shares Outstanding	24,947,704	21,896,861	22,640,916	17,657,324	16,463,666	14,304,295	13,272,803
Shares Outstanding at Period End	24,629,861	24,589,861	24,589,861	19,819,349	15,979,325	15,849,096	12,766,775
Selected Performance Ratios
Return on Average Assets(3)(6)	1.28%	1.24%	1.20%	1.39%	1.51%	1.28%	1.03%
Return on Average Shareholders' Equity(4)(6)	14.40	13.40	12.88	17.50	20.49	18.52	16.76
Return on Average Tangible Common Equity(5)(6)	14.87	13.72	13.23	17.50	20.49	18.52	16.76
Yield on Earning Assets	4.73	4.82	4.78	4.99	5.19	5.48	5.66
Yield on Total Loans, Gross	5.07	5.24	5.20	5.37	5.82	6.10	6.37
Cost of Interest Bearing Liabilities	1.15	1.10	1.09	1.08	0.91	1.02	1.35
Cost of Total Deposits	0.78	0.77	0.76	0.77	0.64	0.78	1.03
Net Interest Spread	3.58	3.72	3.69	3.91	4.28	4.46	4.32
Net Interest Margin(7)	3.93	4.03	4.00	4.18	4.49	4.65	4.51
Efficiency Ratio(1)	39.9	46.2	45.8	43.6	40.6	40.7	37.8
Loan to Deposit Ratio	98.2	98.8	97.8	104.9	99.5	91.4	93.2
Core Deposits to Total Deposits	76.6	78.6	77.2	79.4	83.2	82.3	85.3
Tangible Common Equity to Tangible Assets(1)	8.36	9.60	8.86	8.63	7.65	7.35	6.22
Selected Asset Quality Data
Loans 30 - 89 Days Past Due	$989	$617	$677	$1,087	$1,225	$1,134	$3,519
Loans 30 - 89 Days Past Due to Total Loans	0.08%	0.06%	0.07%	0.14%	0.20%	0.24%	0.92%
Nonperforming Loans	$1,286	$3,432	$2,323	$2,338	$923	$4,776	$4,178
Nonperforming Loans to Total Loans	0.10%	0.36%	0.23%	0.29%	0.15%	1.00%	1.09%
Foreclosed Assets	$761	$1,869	$4,183	$726	$2,944	$3,944	$5,603
Nonaccrual Loans to Total Loans	0.10%	0.36%	0.23%	0.29%	0.15%	1.00%	1.01%
Nonaccrual Loans and Loans Past Due 90 Days and Still Accruing to Total Loans	0.10	0.36	0.23	0.29	0.15	1.00	1.09
Nonperforming Assets(8)	$2,047	$5,301	$6,506	$3,064	$3,867	$8,720	$9,781
Nonperforming Assets to Total Assets(8)	0.13%	0.45%	0.52%	0.33%	0.55%	1.51%	2.13%
Allowance for Loan Losses to Total Loans	1.20	1.23	1.23	1.26	1.59	1.75	1.97
Allowance for Loans Losses to Nonperforming Loans	1,183.44	342.54	530.91	429.94	1,028.06	175.06	179.87
Net Loan Charge-Offs to Average Loans	0.01	0.06	0.11	0.14	0.07	0.51	1.13
Capital Ratios (Bank Only)
Tier 1 Leverage Ratio	10.12%	9.18%	9.24%	9.49%	9.70%	9.02%	8.56%
Tier 1 Risk-based Capital Ratio	11.92	11.19	11.38	11.06	11.47	10.79	9.82
Total Risk-based Capital Ratio	13.14	12.43	12.63	12.31	12.73	12.05	11.07
Capital Ratios (Consolidated)
Tier 1 Leverage Ratio	8.45%	9.66%	9.44%	N/A	N/A	N/A	N/A
Tier 1 Risk-based Capital Ratio	10.11	11.62	11.49	N/A	N/A	N/A	N/A
Total Risk-based Capital Ratio	13.25	12.85	12.74	N/A	N/A	N/A	N/A

	As of and for the nine months ended September 30,		As of and for the year ended December 31,
(dollars in thousands, except share and per share data)	2017	2016	2016	2015	2014	2013	2012
Growth Ratios
Percentage Change in Total Assets	31.53%	41.20%	35.72%	32.26%	21.86%	25.27%	12.08%
Percentage Change in Total Loans, Gross	32.89	32.26	25.17	33.57	25.45	25.03	15.91
Percentage Change in Total Deposits	33.70	38.72	34.34	26.69	15.17	27.47	9.57
Percentage Change in Shareholders' Equity	13.94	54.57	43.89	49.20	26.85	48.07	19.33
Percentage Change in Net Income	37.88	21.90	18.04	12.78	53.82	45.60	114.62
Percentage Change in Diluted Net Income Per Share	21.02	(24.67)	(7.94)	5.16	33.64	35.10	131.27
Percentage Change in Tangible Book Value Per Share(1)	14.43	17.13	11.89	20.29	25.82	19.27	19.33

(1)
Represents a non-GAAP financial measure. See "GAAP Reconciliation and Management Explanation of Non-GAAP Financial Measures."

(2)
Includes voting and non-voting common shares.

(3)
Return on average assets is defined as net income divided by total average assets.

(4)
Return on average shareholders' equity is defined as net income divided by average shareholders' equity.

(5)
Return on average tangible common equity is defined as net income divided by average tangible common equity.

(6)
Annualized for the nine months ended September 30, 2017 and 2016, respectively.

(7)
Net interest margin is the net yield on interest earning assets and is the difference between the interest yield earned on interest earning assets and interest rate paid on interest bearing liabilities, divided by average earning assets.

(8)
Nonperforming assets are defined as non-accrual loans plus loans 90 days past due plus foreclosed assets.

RISK FACTORS

        Investing in our common stock involves a high degree of risk. The material risks and uncertainties that management believes affect us are described below. Before you decide to invest, you should carefully review and consider the risks described below, together with all other information included in this prospectus. Any of the following risks, as well as risks that we do not know or currently deem immaterial, could have a material adverse effect on our business, financial condition, results of operations and growth prospects. As a result, the trading price of our common stock could decline, and you could experience a partial or complete loss of your investment. Further, to the extent that any of the information in this prospectus constitutes forward-looking statements, the risk factors below are cautionary statements identifying important factors that could cause actual results to differ materially from those expressed in any forward-looking statements made by us or on our behalf. See "Cautionary Note Regarding Forward-Looking Statements."

 Risks Related to Our Business

Credit Risks

Our loan portfolio has a large concentration of commercial real estate loans, which involve risks specific to real estate values and the health of the real estate market generally.

        As of September 30, 2017, we had $887.1 million of commercial real estate loans, consisting of $481.5 million of loans secured by nonfarm nonresidential properties, $286.2 million of loans secured by multifamily residential properties and $119.4 million of construction and land development loans. Commercial real estate loans represented 69.7% of our total gross loan portfolio and 515.9% of the Bank's total capital at September 30, 2017. The market value of real estate securing our commercial real estate loans can fluctuate significantly in a short period of time as a result of market conditions. Adverse developments affecting real estate values in our market area could increase the credit risk associated with our loan portfolio. Additionally, the repayment of commercial real estate loans generally is dependent, in large part, on sufficient income from the properties securing the loans to cover operating expenses and debt service. Economic events or governmental regulations outside of the control of the borrower or lender could negatively impact the future cash flow and market values of the affected properties. If the loans that are collateralized by real estate become troubled during a time when market conditions are declining or have declined, then we may not be able to realize the full value of the collateral that we anticipated at the time of originating the loan, which could force us to take charge-offs or require us to increase our provision for loan losses, which could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

Because a significant portion of our loan portfolio is comprised of real estate loans, negative changes in the economy affecting real estate values and liquidity, as well as environmental factors, could impair the value of collateral securing our real estate loans and result in loan and other losses.

        At September 30, 2017, approximately 84.5% of our total gross loan portfolio was comprised of loans with real estate as a primary or secondary component of collateral. As a result, adverse developments affecting real estate values in our market area could increase the credit risk associated with our real estate loan portfolio. The market value of real estate can fluctuate significantly in a short period of time as a result of market conditions in the area in which the real estate is located. Adverse changes affecting real estate values and the liquidity of real estate in one or more of our markets could increase the credit risk associated with our loan portfolio, significantly impair the value of property pledged as collateral on loans and affect our ability to sell the collateral upon foreclosure without a loss or additional losses, which could result in losses that would adversely affect our profitability. Such declines and losses would have a material adverse effect on our business, financial condition, results of operations and growth prospects.

        In addition, if hazardous or toxic substances are found on properties pledged as collateral, the value of the real estate could be impaired. If we foreclose on and take title to such properties, we may be liable for remediation costs, as well as for personal injury and property damage. Environmental laws may require us to incur substantial expenses to address unknown liabilities and may materially reduce the affected property's value or limit our ability to use or sell the affected property. In addition, future laws or more stringent interpretations or enforcement policies with respect to existing laws may increase our exposure to environmental liability. The remediation costs and any other financial liabilities associated with an environmental hazard could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

A decline in the business and economic conditions in our market could have a material adverse effect on our business, financial position, results of operations and growth prospects.

        Unlike larger banks that are more geographically diversified, we conduct our operations almost exclusively in the Twin Cities MSA. As of September 30, 2017, 86.8% of our total gross loans secured by real estate were secured by properties located in this market. Because of the geographic concentration of our operations in the Twin Cities MSA, if the local economy weakens, our growth and profitability could be constrained. Weak economic conditions are characterized by, among other indicators, deflation, elevated levels of unemployment, fluctuations in debt and equity capital markets and lower home sales and commercial activity. These factors could negatively affect the volume of loan originations, increase the level of nonperforming assets, increase the rate of foreclosures and reduce the value of the properties securing our loans. Any regional or local economic downturn that affects the Twin Cities MSA may affect us and our profitability more significantly and more adversely than those of our competitors whose operations are less geographically focused.

Our business depends on our ability to manage credit risk.

        As a bank, our business requires us to manage credit risk. As a lender, we are exposed to the risk that our borrowers will be unable to repay their loans according to their terms, and that the collateral securing repayment of their loans, if any, may not be sufficient to ensure repayment. In addition, there are risks inherent in making any loan, including risks with respect to the period of time over which the loan may be repaid, risks relating to proper loan underwriting, risks resulting from changes in economic and industry conditions and risks inherent in dealing with individual borrowers, including the risk that a borrower may not provide information to us about its business in a timely manner, or may present inaccurate or incomplete information to us, as well as risks relating to the value of collateral. To manage our credit risk, we must, among other actions, maintain disciplined and prudent underwriting standards and ensure that our bankers follow those standards. The weakening of these standards for any reason, such as an attempt to attract higher yielding loans, a lack of discipline or diligence by our employees in underwriting and monitoring loans or our inability to adequately adapt policies and procedures to changes in economic or any other conditions affecting borrowers and the quality of our loan portfolio, may result in loan defaults, foreclosures and charge-offs and may necessitate that we significantly increase our allowance for loan losses, each of which could adversely affect our net income. As a result, our inability to successfully manage credit risk could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

Our allowance for loan losses may prove to be insufficient to absorb potential losses in our loan portfolio.

        We establish and maintain our allowance for loan losses at a level that management considers adequate to absorb probable loan losses based on an analysis of our loan portfolio and current market environment. The allowance for loan losses represents our estimate of probable losses in the portfolio at each balance sheet date and is based upon relevant information available to us at such time. The allowance contains provisions for probable losses that have been identified relating to specific borrowing relationships, as well as probable losses inherent in the loan portfolio that are not specifically identified. Additions to the allowance for loan losses, which are charged to earnings through the provision for loan losses, are determined based on a variety of factors, including an analysis of the loan portfolio, historical loss experience and an evaluation of current economic conditions in our market area. The actual amount of loan losses is affected by, among other things, changes in economic, operating and other conditions within our markets, which may be beyond our control, and such losses may exceed current estimates.

        As of September 30, 2017, our allowance for loan losses as a percentage of total gross loans was 1.20% and as a percentage of total nonperforming loans was 1,183.4%. Although management believes that the allowance for loan losses was adequate on such date to absorb probable losses on existing loans that may become uncollectible, losses in excess of the existing allowance will reduce our net income and could have a material adverse effect on our business, financial condition, results of operations and growth prospects. We may also be required to take additional provisions for loan losses in the future to further supplement the allowance for loan losses, either due to management's assessment that the allowance is inadequate or as required by our banking regulators. Our banking regulators periodically review our allowance for loan losses and the value attributed to nonaccrual loans or to real estate acquired through foreclosure and may require us to adjust our determination of the value for these items. These adjustments may have a material adverse effect on our business, financial condition, results of operations and growth prospects.

        In addition, in June 2016, the Financial Accounting Standards Board, or FASB, issued a new accounting standard that will replace the current approach under accounting principles generally accepted in the United States, or GAAP, for establishing the allowance for loan losses, which generally considers only past events and current conditions, with a forward-looking methodology that reflects the expected credit losses over the lives of financial assets, starting when such assets are first originated or acquired. Under the revised methodology, credit losses will be measured based on past events, current conditions and reasonable and supportable forecasts of future conditions that affect the collectability of financial assets. The new standard is expected to generally result in increases to allowance levels and will require the application of the revised methodology to existing financial assets through a one-time adjustment to retained earnings upon initial effectiveness. As an emerging growth company, this standard will be effective for us for fiscal years beginning after December 15, 2020 and interim reporting periods beginning after December 15, 2021.

Many of our loans are to commercial borrowers, which have a higher degree of risk than other types of loans.

        Commercial and industrial loans represented 15.2% of our total gross loan portfolio at September 30, 2017. These loans are often larger and involve greater risks than other types of lending. Because payments on such loans are often dependent on the successful operation of the business involved, repayment of such loans is often more sensitive than other types of loans to the general business climate and economy. Accordingly, a challenging business and economic environment may increase our risk related to commercial loans. Unlike residential mortgage loans, which generally are made on the basis of the borrowers' ability to make repayment from their employment and other income and which are secured by real property whose value tends to be more easily ascertainable, commercial loans typically are made on the basis of the borrowers' ability to make repayment from the cash flow of the commercial venture. Our commercial and industrial loans are primarily made based on the identified cash flow of the borrower and secondarily on the collateral underlying the loans. Most often, this collateral consists of accounts receivable, inventory and equipment. Inventory and equipment may depreciate over time, may be difficult to appraise and may fluctuate in value based on the success of the business. If the cash flow from business operations is reduced, the borrower's ability to repay the loan may be impaired. Due to the larger average size of each commercial loan as compared with other loans such as residential loans, as well as collateral that is generally less readily-marketable, losses incurred on a small number of commercial loans could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

Construction and land development loans are based upon estimates of costs and values associated with the complete project. These estimates may be inaccurate, and we may be exposed to significant losses on loans for these projects.

        Construction and land development loans comprised approximately 9.4% of our total loan portfolio as of September 30, 2017. Such lending involves additional risks because funds are advanced upon the security of the project, which is of uncertain value prior to its completion, and costs may exceed realizable values in declining real estate markets. Because of the uncertainties inherent in estimating construction costs and the realizable market value of the completed project and the effects of governmental regulation of real property, it is relatively difficult to evaluate accurately the total funds required to complete a project and the related loan-to-value ratio. As a result, construction and land development loans often involve the disbursement of substantial funds with repayment dependent, in part, on the success of the ultimate project and the ability of the borrower to sell or lease the property, rather than the ability of the borrower or guarantor to repay principal and interest. If our appraisal of the value of the completed project proves to be overstated or market values or rental rates decline, we may have inadequate security for the repayment of the loan upon completion of construction of the project. If we are forced to foreclose on a project prior to or at completion due to a default, we may not be able to recover all of the unpaid balance of, and accrued interest on, the loan as well as related foreclosure and holding costs. In addition, we may be required to fund additional amounts to complete the project and may have to hold the property for an unspecified period of time while we attempt to dispose of it.

Our high concentration of large loans to certain borrowers may increase our credit risk.

        Our growth over the last several years has been partially attributable to our ability to cultivate relationships with certain individuals and businesses that have resulted in a concentration of large loans to a small number of borrowers. As of September 30, 2017, our 10 largest borrowing relationships accounted for approximately 22.9% of our total gross loan portfolio. We have established an informal, internal limit on loans to one borrower, principal or guarantor, but we may, under certain circumstances, consider going above this internal limit in situations where management's understanding of the industry, the borrower's business and the credit quality of the borrower are commensurate with the increased size of the loan. Along with other risks inherent in these loans, such as the deterioration of the underlying businesses or property securing these loans, this high concentration of borrowers presents a risk to our lending operations. If any one of these borrowers becomes unable to repay its loan obligations as a result of business, economic or market conditions, or personal circumstances, such as divorce or death, our nonaccruing loans and our provision for loan losses could increase significantly, which could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

The small to midsized businesses that we lend to may have fewer resources to weather adverse business developments, which may impair their ability to repay their loans.

        We lend to small to midsized businesses, which generally have fewer financial resources in terms of capital or borrowing capacity than larger entities, frequently have smaller market share than their competition, may be more vulnerable to economic downturns, often need substantial additional capital to expand or compete and may experience substantial volatility in operating results, any of which may impair their ability to repay their loans. In addition, the success of a small and midsized business often depends on the management talents and efforts of one or two people or a small group of people, and the death, disability or resignation of one or more of these people could have a material adverse impact on the business and its ability to repay its loan. If general economic conditions negatively impact the markets in which we operate and small to midsized businesses are adversely affected or our borrowers are otherwise affected by adverse business developments, our business, financial condition, results of operations and growth prospects may be materially adversely affected.

Our lending limit may restrict our growth and prevent us from effectively implementing our growth strategy.

        We are limited in the total amount we can loan to a single borrower or related borrowers by the amount of our capital. The Bank is a Minnesota chartered bank and therefore all branches, regardless of location, fall under the legal lending limits of the laws, rules and regulations applicable to banks chartered in the state of Minnesota. Minnesota's legal lending limit is a safety and soundness measure intended to prevent one person or a relatively small and economically related group of persons from borrowing an unduly large amount of a bank's funds. It is also intended to safeguard a bank's depositors by diversifying the risk of loan losses among a relatively large number of creditworthy borrowers engaged in various types of businesses. Under Minnesota law, total loans and extensions of credit to a borrower may not generally exceed 20% of the Bank's capital stock and surplus, subject to certain exceptions. Based upon our current capital levels, the amount we may lend to one borrower is significantly less than that of many of our larger competitors, which may discourage potential borrowers who have credit needs in excess of our lending limit from doing business with us. While we seek to accommodate larger loans by selling participations in those loans to other financial institutions, this strategy may not always be available. If we are unable to compete for loans from our target clients, we may not be able to effectively implement our business strategy, which could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

Greater seasoning of our loan portfolio could increase risk of credit defaults in the future.

        As a result of our rapid growth, a significant portion of our loan portfolio at any given time is of relatively recent origin. Typically, loans do not begin to show signs of credit deterioration or default until they have been outstanding for some period of time (which varies by loan duration and loan type), a process referred to as "seasoning." As a result, a portfolio of more seasoned loans may more predictably follow a bank's historical default or credit deterioration patterns than a newer portfolio. Because 76.2% of our portfolio has been originated in the past three years, the current level of delinquencies and defaults may not represent the level that may prevail as the portfolio becomes more seasoned. If delinquencies and defaults increase, we may be required to increase our provision for loan losses, which could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

Nonperforming assets take significant time to resolve and adversely affect our net interest income.

        As of September 30, 2017, our nonperforming loans (which consist of nonaccrual loans and loans past due 90 days or more) totaled $1.3 million, or 0.10% of our total gross loan portfolio, and our nonperforming assets totaled $2.0 million, or 0.13% of total assets. In addition, we had $1.0 million in accruing loans that were 31-89 days delinquent as of September 30, 2017.

        Our nonperforming assets adversely affect our net interest income in various ways. We do not record interest income on nonaccrual loans or foreclosed assets, thereby adversely affecting our net income and returns on assets and equity. When we take collateral in foreclosure and similar proceedings, we are required to mark the collateral to its then-fair market value, which may result in a loss. These nonperforming loans and foreclosed assets also increase our risk profile and the level of capital our regulators believe is appropriate for us to maintain in light of such risks. The resolution of nonperforming assets requires significant time commitments from management, which increases our loan administration costs and adversely affects our efficiency ratio, and can be detrimental to the performance of their other responsibilities. If we experience increases in nonperforming loans and nonperforming assets, our net interest income may be negatively impacted and our loan administration costs could increase, each of which could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

Real estate market volatility and future changes in our disposition strategies could result in net proceeds that differ significantly from our foreclosed asset fair value appraisals.

        As of September 30, 2017, we had $761,000 of foreclosed assets, which consisted of properties that we obtained through foreclosure. Properties in this portfolio are recorded at the lower of the recorded investment in the loans for which the properties previously served as collateral or the "fair value," which represents the estimated sales price of the properties on the date acquired less estimated selling costs. Generally, in determining "fair value," an orderly disposition of the property is assumed, except where a different disposition strategy is expected. Significant judgment is required in estimating the fair value of foreclosed property, and the period of time within which such estimates can be considered current is significantly shortened during periods of market volatility.

        In response to market conditions and other economic factors, we may utilize alternative sale strategies other than orderly disposition as part of our foreclosed asset disposition strategy, such as immediate liquidation sales. In this event, as a result of the significant judgments required in estimating fair value and the variables involved in different methods of disposition, the net proceeds realized from such sales transactions could differ significantly from appraisals, comparable sales and other estimates used to determine the fair value of our foreclosed assets.

Liquidity and Funding Risks

Liquidity risks could affect our operations and jeopardize our business, financial condition, results of operations and growth prospects.

        Liquidity is essential to our business. Liquidity risk is the risk that we will not be able to meet our obligations, including financial commitments, as they come due and is inherent in our operations. An inability to raise funds through deposits, borrowings, the sale of loans or investment securities and from other sources could have a substantial negative effect on our liquidity. Our most important source of funds consists of our client deposits, which can decrease for a variety of reasons, including when clients perceive alternative investments, such as the stock market, as providing a better risk/return tradeoff. If clients move money out of bank deposits and into other investments, we could lose a relatively low cost source of funds, which would require us to seek other funding alternatives, including increasing our dependence on wholesale funding sources, in order to continue to grow, thereby increasing our funding costs and reducing our net interest income and net income.

        Additionally, we access collateralized public funds, which are bank deposits of state and local municipalities. These deposits are required to be secured by certain investment grade securities to ensure repayment, which reduces standby liquidity by restricting the potential liquidity of the pledged collateral. As of September 30, 2017, we had pledged $80.5 million of investment securities for this purpose, which represented approximately 33.1% of our total securities portfolio. If we are unable to pledge sufficient collateral to secure public funding, we may lose access to this source of liquidity that we have historically relied upon. In addition, the availability of and fluctuations in these funds depends on the individual municipality's fiscal policies and cash flow needs.

        Other primary sources of funds consist of cash from operations, investment security maturities and sales and proceeds from the issuance and sale of our equity and debt securities to investors. Additional liquidity is provided by brokered deposits, repurchase agreements and the ability to borrow from the Federal Reserve and the Federal Home Loan Bank of Des Moines, or FHLB. We may also borrow from third-party lenders from time to time. Our access to funding sources in amounts adequate to finance or capitalize our activities or on terms that are acceptable to us could be impaired by factors that affect us directly or the financial services industry or economy in general, such as disruptions in the financial markets or negative views and expectations about the prospects for the financial services industry. Economic conditions and a loss of confidence in financial institutions may increase our cost of funding and limit access to certain customary sources of capital, including inter-bank borrowings, repurchase agreements and borrowings from the discount window of the Federal Reserve. There is also the potential risk that collateral calls with respect to our repurchase agreements could reduce our available liquidity.

        Any decline in available funding could adversely impact our ability to continue to implement our strategic plan, including originating loans and investing in securities, or to fulfill obligations such as paying our expenses, repaying our borrowings or meeting deposit withdrawal demands, any of which could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

We depend on non-core funding sources, which causes our cost of our funds to be higher when compared to other financial institutions.

        We use certain non-core, wholesale funding sources, including brokered deposits and FHLB advances. As of September 30, 2017, we had approximately $197.0 million of brokered deposits, which represented approximately 15.2% of our total deposits, and $63.0 million of FHLB advances. Unlike traditional deposits from our local clients, there is a higher likelihood that the funds wholesale deposits provide will not remain with us after maturity. For example, depositors who have deposited funds with us through brokers are a less stable source of funding than typical relationship deposit clients. Although we are increasing our efforts to reduce our reliance on non-core funding sources, we may not be able to increase our market share of core-deposit funding in our highly competitive market area. If we are unable to do so, we may be forced to increase the amounts of wholesale funding sources. The cost of these funds can be volatile and may exceed the cost of core deposits in our market area, which could have a material adverse effect on our net interest income. In addition, our maximum borrowing capacity from the FHLB is based on the amount of mortgage and commercial loans we can pledge. As of September 30, 2017, our advances from the FHLB were collateralized by $425.0 million of real estate and commercial loans. If we are unable to pledge sufficient collateral to secure funding from the FHLB, we may lose access to this source of liquidity that we have historically relied upon. If we are unable to access any of these types of funding sources or if our costs related to them increases, our liquidity and ability to support demand for loans could be materially adversely affected.

Our high concentration of large depositors may increase our liquidity risk.

        We have developed relationships with certain individuals and businesses that have resulted in a concentration of large deposits from a small number of clients. As of September 30, 2017, our 10 largest depositor relationships accounted for approximately 23.7% of our total deposits. This high concentration of depositors presents a risk to our liquidity if one or more of them decides to change its relationship with us and to withdraw all or a significant portion of their accounts. If such an event occurs, we may need to seek out alternative sources of funding that may not be on the same terms as the deposits being replaced, which could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

Our liquidity is dependent on dividends from the Bank.

        The Company is a legal entity separate and distinct from the Bank. A substantial portion of our cash flow, including cash flow to pay principal and interest on any debt we may incur, comes from dividends the Company receives from the Bank. Various federal and state laws and regulations limit the amount of dividends that the Bank may pay to the Company. For example, Minnesota law only permits banks to pay dividends if a bank has established a surplus fund equal to or more than 20% of the bank's capital stock and if the dividends will not reduce the bank's capital, undivided profits and reserves below specific requirements. As of September 30, 2017, the Bank had the capacity to pay the Company a dividend of up to $6.9 million without the need to obtain prior regulatory approval. Also, the Company's right to participate in a distribution of assets upon a subsidiary's liquidation or reorganization is subject to the prior claims of the subsidiary's creditors. In the event the Bank is unable to pay dividends to us, we may not be able to service any debt we may incur, which could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

We may need to raise additional capital in the future, and if we fail to maintain sufficient capital, whether due to losses, an inability to raise additional capital or otherwise, our business, financial condition, results of operations and growth prospects, as well as our ability to maintain regulatory compliance, would be adversely affected.

        We face significant capital and other regulatory requirements as a financial institution. Although management believes that funds raised in this offering will be sufficient to fund operations and growth initiatives for at least the next 12 months based on our estimated future operations, we may need to raise additional capital in the future to provide us with sufficient capital resources and liquidity to meet our commitments and business needs, which could include the possibility of financing acquisitions. We do not have any current plans, arrangements or understandings to make any acquisitions.

        In addition, the Company, on a consolidated basis, and the Bank, on a stand-alone basis, must meet certain regulatory capital requirements and maintain sufficient liquidity. Importantly, regulatory capital requirements could increase from current levels, which could require us to raise additional capital or contract our operations. Our ability to raise additional capital depends on conditions in the capital markets, economic conditions and a number of other factors, including investor perceptions regarding the banking industry, market conditions and governmental activities, and on our financial condition and performance. Accordingly, we cannot assure you that we will be able to raise additional capital if needed or on terms acceptable to us. If we fail to maintain capital to meet regulatory requirements, our business, financial condition, results of operations and growth prospects would be materially and adversely affected.

We may be adversely affected by changes in the actual or perceived soundness or condition of other financial institutions.

        Financial services institutions that deal with each other are interconnected as a result of trading, investment, liquidity management, clearing, counterparty and other relationships. Concerns about, or a default by, one institution could lead to significant liquidity problems and losses or defaults by other institutions, as the commercial and financial soundness of many financial institutions is closely related as a result of these credit, trading, clearing and other relationships. Even the perceived lack of creditworthiness of, or questions about, a counterparty may lead to market-wide liquidity problems and losses or defaults by various institutions. This systemic risk may adversely affect financial intermediaries with which we interact on a daily basis or key funding providers such as the FHLB, any of which could have a material adverse effect on our access to liquidity or otherwise have a material adverse effect on our business, financial condition, results of operations and growth prospects.

Operational, Strategic and Reputational Risks

We may not be able to implement our growth strategy or manage costs effectively, resulting in lower earnings or profitability.

        Our strategy focuses on organic growth, including through new branch openings, supplemented by opportunistic acquisitions, but we may not be able to continue to grow and increase our earnings in the future. Our growth requires that we increase our loans and deposits while managing risks by following prudent loan underwriting standards without increasing interest rate risk or compressing our net interest margin, hiring and retaining qualified employees and successfully implementing strategic projects and initiatives. Even if we are able to increase our interest income, our earnings may nonetheless be reduced by increased expenses, such as additional employee compensation or other general and administrative expenses and increased interest expense on any liabilities incurred or deposits solicited to fund increases in assets. Additionally, if our competitors extend credit on terms we find to pose excessive risks, or at interest rates which we believe do not warrant the credit exposure, we may not be able to maintain our lending volume and could experience deteriorating financial performance. Our inability to manage our growth successfully could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

We are highly dependent on our strategic leadership team, and the loss of any of our senior executive officers or other key employees, or our inability to attract and retain qualified personnel, could harm our ability to implement our strategic plan and impair our relationships with clients.

        Our success is dependent, to a large degree, upon the continued service and skills of our strategic leadership team, which consists of Jerry Baack, our Chairman of the Board, President and Chief Executive Officer, Jeff Shellberg, our Executive Vice President and Chief Credit Officer, Mary Jayne Crocker, our Executive Vice President and Chief Operating Officer, Joe Chybowski, our Senior Vice President and Chief Financial Officer, and Nick Place, our Senior Vice President and Chief Lending Officer. Our business and growth strategies are built primarily upon our ability to retain employees with experience and business relationships within our market area. The loss of any of the members of our strategic leadership team or any of our other key personnel could have an adverse impact on our business and growth because of their skills, years of industry experience, knowledge of our market area, the difficulty of finding qualified replacement personnel and any difficulties associated with transitioning of responsibilities to any new members of the senior leadership team. As such, we need to continue to attract and retain key personnel and to recruit qualified individuals who fit our culture to succeed existing key personnel to ensure the continued growth and successful operation of our business. Leadership changes may occur from time to time, and we cannot predict whether significant retirements or resignations will occur or whether we will be able to recruit additional qualified personnel.

        Competition for senior executives and skilled personnel in the financial services and banking industry is intense, which means the cost of hiring, incentivizing and retaining skilled personnel may continue to increase. In addition, our ability to effectively compete for senior executives and other qualified personnel by offering competitive compensation and benefit arrangements may be restricted by applicable banking laws and regulations. The loss of the services of any senior executive or other key personnel, the inability to recruit and retain qualified personnel in the future or the failure to develop and implement a viable succession plan could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

Our ability to maintain our reputation is critical to the success of our business, and the failure to do so may materially adversely affect our business and the value of our stock.

        We rely, in part, on our reputation to attract clients and retain our client relationships. Damage to our reputation could undermine the confidence of our current and potential clients in our ability to provide high-quality financial services. Such damage could also impair the confidence of our counterparties and vendors and ultimately affect our ability to effect transactions. Maintenance of our reputation depends not only on our success in maintaining our service-focused culture and controlling and mitigating the various risks described in this prospectus, but also on our success in identifying and appropriately addressing issues that may arise in areas such as potential conflicts of interest, anti-money laundering, client personal information and privacy issues, client and other third party fraud, record-keeping, regulatory investigations and any litigation that may arise from the failure or perceived failure of us to comply with legal and regulatory requirements. Maintaining our reputation also depends on our ability to successfully prevent third parties from infringing on the "Bridgewater Bank" brand and associated trademarks and our other intellectual property. Defense of our reputation, trademarks and other intellectual property, including through litigation, could result in costs that could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

The occurrence of fraudulent activity, breaches or failures of our information security controls or cybersecurity-related incidents could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

        As a bank, we are susceptible to fraudulent activity, information security breaches and cybersecurity-related incidents that may be committed against us or our clients, which may result in financial losses or increased costs to us or our clients, disclosure or misuse of our information or our client information, misappropriation of assets, privacy breaches against our clients, litigation or damage to our reputation. Such fraudulent activity may take many forms, including check fraud, electronic fraud, wire fraud, phishing, social engineering and other dishonest acts. Information security breaches and cybersecurity-related incidents may include fraudulent or unauthorized access to systems used by us or our clients, denial or degradation of service attacks and malware or other cyber-attacks.

        In recent periods, there continues to be a rise in electronic fraudulent activity, security breaches and cyber-attacks within the financial services industry, especially in the commercial banking sector due to cyber criminals targeting commercial bank accounts. Moreover, in recent periods, several large corporations, including financial institutions and retail companies, have suffered major data breaches, in some cases exposing not only confidential and proprietary corporate information, but also sensitive financial and other personal information of their customers and employees and subjecting them to potential fraudulent activity. Some of our clients may have been affected by these breaches, which could increase their risks of identity theft and other fraudulent activity that could involve their accounts with us.

        Information pertaining to us and our clients is maintained, and transactions are executed, on networks and systems maintained by us and certain third party partners, such as our online banking, mobile banking or accounting systems. The secure maintenance and transmission of confidential information, as well as execution of transactions over these systems, are essential to protect us and our clients against fraud and security breaches and to maintain the confidence of our clients. Breaches of information security also may occur through intentional or unintentional acts by those having access to our systems or the confidential information of our clients, including employees. In addition, increases in criminal activity levels and sophistication, advances in computer capabilities, new discoveries, vulnerabilities in third party technologies (including browsers and operating systems) or other developments could result in a compromise or breach of the technology, processes and controls that we use to prevent fraudulent transactions and to protect data about us, our clients and underlying transactions, as well as the technology used by our clients to access our systems. Our third party partners' inability to anticipate, or failure to adequately mitigate, breaches of security could result in a number of negative events, including losses to us or our clients, loss of business or clients, damage to our reputation, the incurrence of additional expenses, disruption to our business, additional regulatory scrutiny or penalties or our exposure to civil litigation and possible financial liability, any of which could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

We depend on information technology and telecommunications systems of third parties, and any systems failures, interruptions or data breaches involving these systems could adversely affect our operations and financial condition.

        Our business is highly dependent on the successful and uninterrupted functioning of our information technology and telecommunications systems, third party servicers, accounting systems, mobile and online banking platforms and financial intermediaries. We outsource to third parties many of our major systems, such as data processing and mobile and online banking. The failure of these systems, or the termination of a third party software license or service agreement on which any of these systems is based, could interrupt our operations. Because our information technology and telecommunications systems interface with and depend on third party systems, we could experience service denials if demand for such services exceeds capacity or such third party systems fail or experience interruptions. A system failure or service denial could result in a deterioration of our ability to process loans or gather deposits and provide customer service, compromise our ability to operate effectively, result in potential noncompliance with applicable laws or regulations, damage our reputation, result in a loss of customer business or subject us to additional regulatory scrutiny and possible financial liability, any of which could have a material adverse effect on business, financial condition, results of operations and growth prospects. In addition, failures of third parties to comply with applicable laws and regulations, or fraud or misconduct on the part of employees of any of these third parties, could disrupt our operations or adversely affect our reputation.

        It may be difficult for us to replace some of our third party vendors, particularly vendors providing our core banking and information services, in a timely manner if they are unwilling or unable to provide us with these services in the future for any reason and even if we are able to replace them, it may be at higher cost or result in the loss of customers. Any such events could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

        Our operations rely heavily on the secure processing, storage and transmission of information and the monitoring of a large number of transactions on a minute-by-minute basis, and even a short interruption in service could have significant consequences. We also interact with and rely on retailers, for whom we process transactions, as well as financial counterparties and regulators. Each of these third parties may be targets of the same types of fraudulent activity, computer break-ins and other cyber security breaches described above, and the cyber security measures that they maintain to mitigate the risk of such activity may be different than our own and may be inadequate.

        As a result of financial entities and technology systems becoming more interdependent and complex, a cyber incident, information breach or loss, or technology failure that compromises the systems or data of one or more financial entities could have a material impact on counterparties or other market participants, including ourselves. As a result of the foregoing, our ability to conduct business may be adversely affected by any significant disruptions to us or to third parties with whom we interact.

Our use of third party vendors and our other ongoing third party business relationships is subject to increasing regulatory requirements and attention.

        Our use of third party vendors for certain information systems is subject to increasingly demanding regulatory requirements and attention by our federal bank regulators. Recent regulations require us to enhance our due diligence, ongoing monitoring and control over our third party vendors and other ongoing third party business relationships. In certain cases we may be required to renegotiate our agreements with these vendors to meet these enhanced requirements, which could increase our costs. We expect that our regulators will hold us responsible for deficiencies in our oversight and control of our third party relationships and in the performance of the parties with which we have these relationships. As a result, if our regulators conclude that we have not exercised adequate oversight and control over our third party vendors or other ongoing third party business relationships or that such third parties have not performed appropriately, we could be subject to enforcement actions, including civil money penalties or other administrative or judicial penalties or fines, as well as requirements for customer remediation, any of which could have a material adverse effect our business, financial condition, results of operations and growth prospects.

We have a continuing need for technological change, and we may not have the resources to effectively implement new technology or we may experience operational challenges when implementing new technology.

        The financial services industry is undergoing rapid technological changes with frequent introductions of new technology-driven products and services. In addition to better serving clients, the effective use of technology increases efficiency and enables financial institutions to reduce costs. Our future success will depend in part upon our ability to address the needs of our clients by using technology to provide products and services that will satisfy client demands for convenience as well as to create additional efficiencies in our operations as we continue to grow. We may experience operational challenges as we implement these new technology enhancements, which could result in us not fully realizing the anticipated benefits from such new technology or require us to incur significant costs to remedy any such challenges in a timely manner.

        Many of our larger competitors have substantially greater resources to invest in technological improvements. As a result, they may be able to offer additional or superior products to those that we will be able to offer, which would put us at a competitive disadvantage. Accordingly, a risk exists that we will not be able to effectively implement new technology-driven products and services or be successful in marketing such products and services to our clients.

        In addition, the implementation of technological changes and upgrades to maintain current systems and integrate new ones may also cause service interruptions, transaction processing errors and system conversion delays and may cause us to fail to comply with applicable laws. We expect that new technologies and business processes applicable to the banking industry will continue to emerge, and these new technologies and business processes may be better than those we currently use. Because the pace of technological change is high and our industry is intensely competitive, we may not be able to sustain our investment in new technology as critical systems and applications become obsolete or as better ones become available. A failure to successfully keep pace with technological change affecting the financial services industry and failure to avoid interruptions, errors and delays could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

We depend on the accuracy and completeness of information about clients and counterparties.

        In deciding whether to extend credit or enter into other transactions, and in evaluating and monitoring our loan portfolio on an ongoing basis, we may rely on information furnished by or on behalf of clients and counterparties, including financial statements, credit reports and other financial information. We may also rely on representations of those clients or counterparties or of other third parties, such as independent auditors, as to the accuracy and completeness of that information. Reliance on inaccurate, incomplete, fraudulent or misleading financial statements, credit reports or other financial or business information, or the failure to receive such information on a timely basis, could result in loan losses, reputational damage or other effects that could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

If we pursue additional acquisitions, it may expose us to financial, execution and operational risks that could have a material adverse effect on our business, financial position, results of operations and growth prospects.

        We plan to grow our business organically but remain open to considering potential bank or other acquisition opportunities that fit within our overall strategy and that we believe make financial and strategic sense. Although we do not have any current plans, arrangements or understandings to make any acquisitions, in the event that we pursue additional acquisitions, we may have difficulty completing them and may not realize the anticipated benefits of any transaction we complete. For example, we may not be successful in realizing anticipated cost savings, and we may not be successful in preventing disruptions in service to existing client relationships of the acquired institution. Our potential acquisition activities could require us to use a substantial amount of cash, other liquid assets or incur additional debt. In addition, if goodwill recorded in connection with our potential future acquisitions were determined to be impaired, then we would be required to recognize a charge against our earnings, which could materially and adversely affect our results of operations during the period in which the impairment was recognized.

        In addition to the foregoing, we may face additional risks in acquisitions to the extent we acquire new lines of business or new products, or enter new geographic areas, in which we have little or no current experience, especially if we lose key employees of the acquired operations. We cannot assure you that we will be successful in overcoming these risks or any other problems encountered in connection with acquisitions. Our inability to overcome risks associated with acquisitions could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

New lines of business, products, product enhancements or services may subject us to additional risks.

        From time to time, we may implement new lines of business or offer new products and product enhancements as well as new services within our existing lines of business. There are substantial risks and uncertainties associated with these efforts, particularly in instances in which the markets are not fully developed. In implementing, developing or marketing new lines of business, products, product enhancements or services, we may invest significant time and resources, although we may not assign the appropriate level of resources or expertise necessary to make these new lines of business, products, product enhancements or services successful or to realize their expected benefits. Further, initial timetables for the introduction and development of new lines of business, products, product enhancements or services may not be achieved, and price and profitability targets may not prove feasible. External factors, such as compliance with regulations, competitive alternatives and shifting market preferences, may also affect the ultimate implementation of a new line of business or offerings of new products, product enhancements or services. Furthermore, any new line of business, product, product enhancement or service or system conversion could have a significant impact on the effectiveness of our system of internal controls. Failure to successfully manage these risks in the development and implementation of new lines of business or offerings of new products, product enhancements or services could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

We operate in a highly competitive and changing industry and market area and compete with both banks and non-banks.

        We operate in the highly competitive financial services industry and face significant competition for clients from financial institutions located both within and beyond our market area. We compete with national commercial banks, regional banks, private banks, savings banks, credit unions, non-bank financial services companies and other financial institutions operating within or near the areas we serve, many of whom target the same clients we do in the Twin Cities MSA. As client preferences and expectations continue to evolve, technology has lowered barriers to entry and made it possible for banks to expand their geographic reach by providing services over the internet and for non-banks to offer products and services traditionally provided by banks, such as automatic transfer and automatic payment systems. The banking industry is experiencing rapid changes in technology, and, as a result, our future success will depend in part on our ability to address our clients' needs by using technology. Client loyalty can be influenced by a competitor's new products, especially offerings that could provide cost savings or a higher return to the client. Increased lending activity of competing banks has also led to increased competitive pressures on loan rates and terms for high-quality credits. We may not be able to compete successfully with other financial institutions in our markets, particularly with larger financial institutions that have significantly greater resources than us, and we may have to pay higher interest rates to attract deposits, accept lower yields to attract loans and pay higher wages for new employees, resulting in lower net interest margins and reduced profitability. Many of our non-bank competitors are not subject to the same extensive regulations that govern our activities and may have greater flexibility in competing for business. The financial services industry could become even more competitive as a result of legislative, regulatory and technological changes and continued consolidation. In addition, some of our current commercial banking clients may seek alternative banking sources as they develop needs for credit larger than we may be able to accommodate or more expansive product mixes offered by larger institutions.

Severe weather, natural disasters, pandemics, acts of war or terrorism or other adverse external events could significantly impact our business.

        Severe weather, natural disasters, widespread disease or pandemics, acts of war or terrorism or other adverse external events could have a significant impact on our ability to conduct business. In addition, such events could affect the stability of our deposit base, impair the ability of borrowers to repay outstanding loans, impair the value of collateral securing loans, cause significant property damage, result in loss of revenue or cause us to incur additional expenses. The occurrence of any of these events in the future could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

Legal, Accounting and Compliance Risks

We are subject to commercial real estate lending guidance issued by the federal banking regulators that impacts our operations and capital requirements.

        The federal banking regulators have issued guidance regarding concentrations in commercial real estate lending directed at institutions that have particularly high concentrations of commercial real estate loans within their lending portfolios. This guidance suggests that institutions whose commercial real estate loans exceed certain percentages of capital should implement heightened risk management practices appropriate to their concentration risk and may be required to maintain higher capital ratios than institutions with lower concentrations in commercial real estate lending. As of September 30, 2017, our commercial real estate loans represented 515.9% of the Bank's total capital. As a result, we are deemed to have a concentration in commercial real estate lending under applicable regulatory guidelines. Accordingly, pursuant to guidance issued by the federal bank regulatory agencies, we are required to have heightened risk management practices in place to account for the heightened degree of risk associated with commercial real estate lending and may be required to maintain capital in excess of regulatory minimums. We cannot guarantee that the risk management practices we have implemented will be effective to prevent losses relating to our commercial real estate portfolio. In addition, increased capital requirements could limit our ability to leverage our capital, which could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

Our risk management framework may not be effective in mitigating risks or losses to us.

        Our risk management framework is comprised of various processes, systems and strategies, and is designed to manage the types of risk to which we are subject, including, among others, credit, market, liquidity, interest rate and compliance. Our framework also includes financial or other modeling methodologies that involve management assumptions and judgment. Our risk management framework may not be effective under all circumstances and it may not adequately mitigate any risk or loss to us. If our framework is not effective, we could suffer unexpected losses and our business, financial condition, results of operations and growth prospects could be materially and adversely affected. We may also be subject to potentially adverse regulatory consequences.

Our accounting estimates and risk management processes and controls rely on analytical and forecasting techniques and models and assumptions, which may not accurately predict future events.

        Our accounting policies and methods are fundamental to the manner in which we record and report our financial condition and results of operations. Our management must exercise judgment in selecting and applying many of these accounting policies and methods so they comply with GAAP and reflect management's judgment of the most appropriate manner to report our financial condition and results of operations. In some cases, management must select the accounting policy or method to apply from two or more alternatives, any of which may be reasonable under the circumstances, yet which may result in our reporting materially different results than would have been reported under a different alternative.

        Certain accounting policies are critical to presenting our financial condition and results of operations. They require management to make difficult, subjective or complex judgments about matters that are uncertain. Materially different amounts could be reported under different conditions or using different assumptions or estimates. These critical accounting policies include policies related to the allowance for loan losses, investment securities impairment and deferred tax assets. See Note 1 of the Company's Consolidated Financial Statements included as part of this prospectus for further information. Because of the uncertainty of estimates involved in these matters, we may be required to do one or more of the following: significantly increase the allowance for loan losses or sustain loan losses that are significantly higher than the reserve provided, experience additional impairment in our securities portfolio or record a valuation allowance against our deferred tax assets. Any of these could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

        Our risk management processes, internal controls, disclosure controls and corporate governance policies and procedures are based in part on certain assumptions and can provide only reasonable (not absolute) assurances that the objectives of the system are met. Any failure or circumvention of our controls, processes and procedures or failure to comply with regulations related to controls, processes and procedures could necessitate changes in those controls, processes and procedures, which may increase our compliance costs, divert management attention from our business or subject us to regulatory actions and increased regulatory scrutiny. Any of these could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

Changes in accounting policies or standards could materially impact our financial statements.

        From time to time, the FASB or the Securities and Exchange Commission, or SEC, may change the financial accounting and reporting standards that govern the preparation of our financial statements. Such changes may result in us being subject to new or changing accounting and reporting standards. In addition, the bodies that interpret the accounting standards (such as banking regulators or outside auditors) may change their interpretations or positions on how these standards should be applied. These changes may be beyond our control, can be hard to predict and can materially impact how we record and report our financial condition and results of operations. In some cases, we could be required to apply a new or revised standard retroactively, or apply an existing standard differently, in each case resulting in our needing to revise or restate prior period financial statements.

The obligations associated with being a public company will require significant resources and management attention, which may divert time and attention from our business operations.

        As a result of this offering, we will become subject to the reporting requirements of the Exchange Act and the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. The Exchange Act requires that we file annual, quarterly and current reports with respect to our business and financial condition with the SEC. The Sarbanes-Oxley Act requires, among other things, that we establish and maintain effective internal controls and procedures for financial reporting. As a result, we will incur significant legal, accounting and other expenses that we did not previously incur. We anticipate that these costs will materially increase our general and administrative expenses, which will negatively affect our efficiency ratio. Furthermore, the need to establish the corporate infrastructure demanded of a public company may divert management's attention from implementing our strategic plan, which could prevent us from successfully implementing our growth initiatives and improving our business, results of operations and financial condition.

        As an emerging growth company as defined in the JOBS Act, we intend to take advantage of certain temporary exemptions from various reporting requirements, including reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and an exemption from the requirement to obtain an attestation from our auditors on management's assessment of our internal control over financial reporting. When these exemptions cease to apply, we expect to incur additional expenses and devote increased management effort toward ensuring compliance with them.

Litigation and regulatory actions, including possible enforcement actions, could subject us to significant fines, penalties, judgments or other requirements resulting in increased expenses or restrictions on our business activities.

        Our business is subject to increased litigation and regulatory risks as a result of a number of factors, including the highly regulated nature of the financial services industry and the focus of state and federal prosecutors on banks and the financial services industry generally. This focus has only intensified since the financial crisis, with regulators and prosecutors focusing on a variety of financial institution practices and requirements, including foreclosure practices, compliance with applicable consumer protection laws, classification of "held for sale" assets and compliance with anti-money laundering statutes, the Bank Secrecy Act and sanctions administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury, or U.S. Treasury.

        In the normal course of business, from time to time, we have in the past and may in the future be named as a defendant in various legal actions, including arbitrations, class actions and other litigation, arising in connection with our current or prior business activities. Legal actions could include claims for substantial compensatory or punitive damages or claims for indeterminate amounts of damages. We may also, from time to time, be the subject of subpoenas, requests for information, reviews, investigations and proceedings (both formal and informal) by governmental agencies regarding our current or prior business activities. Any such legal or regulatory actions may subject us to substantial compensatory or punitive damages, significant fines, penalties, obligations to change our business practices or other requirements resulting in increased expenses, diminished income and damage to our reputation. Our involvement in any such matters, whether tangential or otherwise and even if the matters are ultimately determined in our favor, could also cause significant harm to our reputation and divert management attention from the operation of our business. Further, any settlement, consent order or adverse judgment in connection with any formal or informal proceeding or investigation by government agencies may result in litigation, investigations or proceedings as other litigants and government agencies begin independent reviews of the same activities. As a result, the outcome of legal and regulatory actions could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

If the goodwill that we recorded in connection with a recent acquisition becomes impaired, it could have a negative impact on our financial condition and results of operations.

        As of September 30, 2017, we had goodwill of $2.6 million, or 2.0% of our total shareholders' equity. The excess purchase consideration over the fair value of net assets from acquisitions, or goodwill, is evaluated for impairment at least annually and on an interim basis if an event or circumstance indicates that it is more likely than not that an impairment has occurred. In testing for impairment, we conduct a qualitative assessment, and we also estimate the fair value of net assets based on analyses of our market value, discounted cash flows and peer values. Consequently, the determination of the fair value of goodwill is sensitive to market-based economics and other key assumptions. Variability in market conditions or in key assumptions could result in impairment of goodwill, which is recorded as a non-cash adjustment to income. An impairment of goodwill could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

We are subject to extensive regulation, and the regulatory framework that applies to us, together with any future legislative or regulatory changes, may significantly affect our operations.

        The banking industry is extensively regulated and supervised under both federal and state laws and regulations that are intended primarily for the protection of depositors, clients, federal deposit insurance funds and the banking system as a whole, not for the protection of our shareholders. The Company is subject to regulation and supervision by the Federal Reserve, and the Bank is subject to regulation and supervision by the FDIC and the Minnesota Department of Commerce. The laws and regulations applicable to us govern a variety of matters, including permissible types, amounts and terms of loans and investments we may make, the maximum interest rate that may be charged, the amount of reserves we must hold against deposits we take, the types of deposits we may accept, maintenance of adequate capital and liquidity, changes in the control of us and our bank, restrictions on dividends and establishment of new offices. We must obtain approval from our regulators before engaging in certain activities, and there is the risk that such approvals may not be obtained, either in a timely manner or at all. Our regulators also have the ability to compel us to take certain actions, or restrict us from taking certain actions entirely, such as actions that our regulators deem to constitute an unsafe or unsound banking practice. Our failure to comply with any applicable laws or regulations, or regulatory policies and interpretations of such laws and regulations, could result in sanctions by regulatory agencies, civil money penalties or damage to our reputation, all of which could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

        Since the financial crisis, federal and state banking laws and regulations, as well as interpretations and implementations of these laws and regulations, have undergone substantial review and change. In particular, the Dodd-Frank Wall Street Reform and Consumer Protection Act, or Dodd-Frank Act,

drastically revised the laws and regulations under which we operate. As an institution with less than $10 billion in assets, certain elements of the Dodd-Frank Act have not been applied to us. While we endeavor to maintain safe banking practices and controls beyond the regulatory requirements applicable to us, our internal controls may not match those of larger banking institutions that are subject to increased regulatory oversight.

        Financial institutions generally have also been subjected to increased scrutiny from regulatory authorities. This increased regulatory burden has resulted and may continue to result in increased costs of doing business and may in the future result in decreased revenues and net income, reduce our ability to compete effectively to attract and retain clients, or make it less attractive for us to continue providing certain products and services. Any future changes in federal and state laws and regulations, as well as the interpretation and implementation of such laws and regulations, could affect us in substantial and unpredictable ways, including those listed above or other ways that could have a material adverse effect on our business, financial condition, results of operations and growth prospects. Recent political developments, including the change in administration in the United States, have increased additional uncertainty to the implementation, scope and timing of regulatory reforms.

Changes in tax laws and regulations, or changes in the interpretation of existing tax laws and regulations, may have a material adverse effect on our business, financial condition, results of operations and growth prospects.

        We operate in an environment that imposes income taxes on our operations at both the federal and state levels to varying degrees. We engage in certain strategies to minimize the impact of these taxes. Consequently, any change in tax laws or regulations, or new interpretation of an existing law or regulation, could significantly alter the effectiveness of these strategies.

        The net deferred tax asset reported on our balance sheet generally represents the tax benefit of future deductions from taxable income for items that have already been recognized for financial reporting purposes. The bulk of these deferred tax assets consists of deferred loan loss deductions and deferred compensation deductions. The net deferred tax asset is measured by applying currently-enacted income tax rates to the accounting period during which the tax benefit is expected to be realized. As of September 30, 2017, our net deferred tax asset was $6.0 million.

        Some members of Congress have introduced legislation that would lower the federal corporate income tax rate from its current level of 35%. If this tax rate reduction is enacted, it will result in an immediate impairment of the recorded net deferred tax asset because the future tax benefit of these deferrals would need to be re-measured for the impact of the lower tax rate. Any such impairment would be recorded as a charge to our earnings and would be recognized in the quarter during which the lower rate is enacted.

        We also face risk based on recent actions of the U.S. Treasury and the Internal Revenue Service, or IRS. In November 2016, these agencies issued a notice making captive insurance company activities "transactions of interest" due to the potential for tax avoidance or evasion. We have a captive insurance company, which is a wholly-owned subsidiary of the Company that provides insurance coverage to the Company and its subsidiaries for risk management purposes or where insurance may not be available or economically feasible. It is not certain at this point how the notice may impact us or the continued operation of the captive insurance company as a risk management tool, but if the activity is deemed by the IRS to be an abusive tax structure, we may become subject to significant penalties and interest.

        In addition, on        , we formed Bridgewater Investment Management, Inc., a Minnesota corporation and a subsidiary of the Bank, to hold certain municipal securities and to engage in municipal lending activities. Based on current tax regulations and guidance, we believe that municipal securities held by a non-bank subsidiary of a financial institution are eligible to receive favorable federal and state income tax treatment. Like our captive insurance company, there is a risk that the IRS may investigate these types of arrangements and issue new guidance eliminating the tax benefit to such a structure.

There is uncertainty surrounding the potential legal, regulatory and policy changes by the new presidential administration in the United States that may directly affect financial institutions and the global economy.

        The new presidential administration has indicated that it would like to see changes made to certain financial reform regulations, including the Dodd-Frank Act, which has resulted in increased regulatory uncertainty, and we are assessing the potential impact on financial and economic markets and on our business. Changes in federal policy and at regulatory agencies are expected to occur over time through policy and personnel changes, which could lead to changes involving the level of oversight and focus on the financial services industry. The nature, timing and economic and political effects of potential changes to the current legal and regulatory framework affecting financial institutions remain highly uncertain. At this time, it is unclear what laws, regulations and policies may change and whether future changes or uncertainty surrounding future changes will adversely affect our operating environment and therefore our business, financial condition, results of operations and growth prospects.

As a result of the Dodd-Frank Act and recent rulemaking, we are subject to more stringent capital requirements.

        In July 2013, the U.S. federal banking authorities approved the implementation of the Basel III regulatory capital reforms, or Basel III, and issued rules effecting certain changes required by the Dodd-Frank Act. Basel III is applicable to all U.S. banks that are subject to minimum capital requirements as well as to bank and saving and loan holding companies, other than "small bank holding companies" (generally bank holding companies with consolidated assets of less than $1.0 billion). Basel III not only increases most of the required minimum regulatory capital ratios, it introduces a new common equity Tier 1 capital ratio and the concept of a capital conservation buffer. Basel III also expands the current definition of capital by establishing additional criteria that capital instruments must meet to be considered additional Tier 1 and Tier 2 capital. In order to be a "well-capitalized" depository institution under the new regime, an institution must maintain a common equity Tier 1 capital ratio of 6.5% or more; a Tier 1 capital ratio of 8% or more; a total capital ratio of 10% or more; and a leverage ratio of 5% or more. Institutions must also maintain a capital conservation buffer consisting of common equity Tier 1 capital. The Basel III capital rules became effective as applied to the Company and the Bank on January 1, 2015, with a phase-in period that generally extends through January 1, 2019 for many of the changes.

        The failure to meet applicable regulatory capital requirements could result in one or more of our regulators placing limitations or conditions on our activities, including our growth initiatives, or restricting the commencement of new activities, and could affect client and investor confidence, our costs of funds and FDIC insurance costs and our ability to make acquisitions and result in a material adverse effect on our business, financial condition, results of operations and growth prospects.

FDIC deposit insurance assessments may continue to materially increase in the future, which would have an adverse effect on earnings.

        As a result of our deposits being insured by the FDIC, the Bank is assessed a quarterly deposit insurance premium. During the financial crisis, failed banks nationwide significantly depleted the insurance fund and reduced the ratio of reserves to insured deposits. The FDIC adopted a Deposit

Insurance Fund Restoration Plan, which requires the FDIC's deposit insurance fund to attain a 1.35% reserve ratio by September 30, 2020. As a result of this requirement, the Bank could be required to pay significantly higher premiums or additional special assessments, which would adversely affect its earnings, thereby reducing the availability of funds to pay dividends to us.

Federal and state regulators periodically examine our business, and we may be required to remediate adverse examination findings.

        The Federal Reserve, the FDIC and the Minnesota Department of Commerce periodically examine us, including our operations and our compliance with laws and regulations. If, as a result of an examination, a banking agency were to determine that our financial condition, capital resources, asset quality, earnings prospects, management, liquidity or other aspects of any of our operations had become unsatisfactory, or that we were in violation of any law or regulation, they may take a number of different remedial actions as they deem appropriate. These actions include the power to enjoin "unsafe or unsound" practices, to require affirmative action to correct any conditions resulting from any violation or practice, to issue an administrative order that can be judicially enforced, to direct an increase in our capital, to restrict our growth, to assess civil money penalties, to fine or remove officers and directors and, if it is concluded that such conditions cannot be corrected or there is an imminent risk of loss to depositors, to terminate our deposit insurance and place us into receivership or conservatorship. Any regulatory action against us could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

We are subject to numerous laws designed to protect consumers, including the Community Reinvestment Act and fair lending laws, and failure to comply with these laws could lead to a wide variety of sanctions.

        The Community Reinvestment Act of 1977, or CRA, requires the Bank, consistent with safe and sound operations, to ascertain and meet the credit needs of its entire community, including low and moderate income areas. Our failure to comply with the CRA could, among other things, result in the denial or delay of certain corporate applications filed by us, including applications for branch openings or relocations and applications to acquire, merge or consolidate with another banking institution or holding company. In addition, the CRA, the Equal Credit Opportunity Act, the Fair Housing Act and other fair lending laws and regulations prohibit discriminatory lending practices by financial institutions. The U.S. Department of Justice, federal banking agencies and other federal agencies are responsible for enforcing these laws and regulations. A challenge to an institution's compliance with fair lending laws and regulations could result in a wide variety of sanctions, including damages and civil money penalties, injunctive relief, restrictions on mergers and acquisitions activity, restrictions on expansion and restrictions on entering new business lines. Private parties may also challenge an institution's performance under fair lending laws in private class action litigation. Such actions could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

Noncompliance with the Bank Secrecy Act and other anti-money laundering statutes and regulations could result in fines or sanctions against us.

        The Bank Secrecy Act, the USA Patriot Act and other laws and regulations require financial institutions, among other duties, to institute and maintain an effective anti-money laundering program and to file reports such as suspicious activity reports and currency transaction reports. We are required to comply with these and other anti-money laundering requirements. The federal banking agencies and Financial Crimes Enforcement Network are authorized to impose significant civil money penalties for violations of those requirements and have recently engaged in coordinated enforcement efforts against banks and other financial services providers with the U.S. Department of Justice, Drug Enforcement Administration and IRS. We are also subject to increased scrutiny of compliance with the rules enforced by the Office of Foreign Assets Control. If our policies, procedures and systems are deemed deficient, we would be subject to liability, including fines and regulatory actions, which may include restrictions on our ability to pay dividends and the necessity to obtain regulatory approvals to proceed with certain aspects of our business plan, including our acquisition plans.

        Failure to maintain and implement adequate programs to combat money laundering and terrorist financing could also have serious reputational consequences for us. Any of these results could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

Regulations relating to privacy, information security and data protection could increase our costs, affect or limit how we collect and use personal information and adversely affect our business opportunities.

        We are subject to various privacy, information security and data protection laws, including requirements concerning security breach notification, and we could be negatively affected by these laws. For example, our business is subject to the Gramm-Leach-Bliley Act which, among other things (i) imposes certain limitations on our ability to share nonpublic personal information about our clients with nonaffiliated third parties, (ii) requires that we provide certain disclosures to clients about our information collection, sharing and security practices and afford clients the right to "opt out" of any information sharing by us with nonaffiliated third parties (with certain exceptions) and (iii) requires that we develop, implement and maintain a written comprehensive information security program containing appropriate safeguards based on our size and complexity, the nature and scope of our activities and the sensitivity of client information we process, as well as plans for responding to data security breaches. Various state and federal banking regulators and states have also enacted data security breach notification requirements with varying levels of individual, consumer, regulatory or law enforcement notification in certain circumstances in the event of a security breach. Moreover, legislators and regulators in the United States are increasingly adopting or revising privacy, information security and data protection laws that potentially could have a significant impact on our current and planned privacy, data protection and information security-related practices, our collection, use, sharing, retention and safeguarding of consumer or employee information and some of our current or planned business activities. This could also increase our costs of compliance and business operations and could reduce income from certain business initiatives. This includes increased privacy-related enforcement activity at the federal level, by the Federal Trade Commission and the Consumer Financial Protection Bureau, as well as at the state level, such as with regard to mobile applications.

        Compliance with current or future privacy, data protection and information security laws (including those regarding security breach notification) affecting client or employee data to which we are subject could result in higher compliance and technology costs and could restrict our ability to provide certain products and services, which could have a material adverse effect on our business, financial condition, results of operations and growth prospects. Our failure to comply with privacy, data protection and information security laws could result in potentially significant regulatory or governmental investigations or actions, litigation, fines, sanctions and damage to our reputation, which could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

The Federal Reserve may require us to commit capital resources to support the Bank.

        As a matter of policy, the Federal Reserve expects a bank holding company to act as a source of financial and managerial strength to a subsidiary bank and to commit resources to support such subsidiary bank. The Dodd-Frank Act codified the Federal Reserve's policy on serving as a source of financial strength. Under the "source of strength" doctrine, the Federal Reserve may require a bank holding company to make capital injections into a troubled subsidiary bank and may charge the bank holding company with engaging in unsafe and unsound practices for failure to commit resources to a subsidiary bank. A capital injection may be required at times when the holding company may not have the resources to provide it and therefore may be required to borrow the funds or raise capital. Any loans by a holding company to its subsidiary bank are subordinate in right of payment to deposits and to certain other indebtedness of such subsidiary bank. In the event of a bank holding company's bankruptcy, the bankruptcy trustee will assume any commitment by the holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank. Moreover, bankruptcy law provides that claims based on any such commitment will be entitled to a priority of payment over the claims of the institution's general unsecured creditors, including the holders of its note obligations. Thus, any borrowing that must be done by the Company to make a required capital injection becomes more difficult and expensive and could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

Market and Interest Rate Risks

Our business is subject to interest rate risk, and fluctuations in interest rates may adversely affect our earnings.

        Fluctuations in interest rates may negatively affect our business and may weaken demand for some of our products. Our earnings and cash flows are largely dependent on our net interest income, which is the difference between the interest income that we earn on interest earning assets, such as loans and investment securities, and the interest expense that we pay on interest bearing liabilities, such as deposits and borrowings. Additionally, changes in interest rates also affect our ability to fund our operations with client deposits and the fair value of securities in our investment portfolio. Therefore, any change in general market interest rates, including changes in federal fiscal and monetary policies, can have a significant effect on our net interest income and results of operations.

        Our interest earning assets and interest bearing liabilities may react in different degrees to changes in market interest rates. Interest rates on some types of assets and liabilities may fluctuate prior to changes in broader market interest rates, while rates on other types of assets and liabilities may lag behind. The result of these changes to rates may cause differing spreads on interest earning assets and interest bearing liabilities. We cannot control or accurately predict changes in market rates of interest.

        Interest rates are volatile and highly sensitive to many factors that are beyond our control, such as economic conditions and policies of various governmental and regulatory agencies, and, in particular U.S. monetary policy. For example, we face uncertainty regarding the interest rate risk, and resulting effect on our portfolio, that could result when the Federal Reserve reduces the amount of securities it holds on its balance sheet. In recent years, it has been the policy of the Federal Reserve to maintain interest rates at historically low levels through a targeted federal funds rate and the purchase of U.S. Treasury and mortgage-backed securities. As a result, yields on securities we have purchased, and market rates on the loans we have originated, have generally been at levels lower than were available prior to the financial crisis. Consequently, the average yield on the Bank's interest-earning assets has generally decreased during the current low interest rate environment. If a low interest rate environment persists, we may be unable to increase our net interest income.

        As of September 30, 2017, we had $303.8 million of noninterest bearing deposit accounts and $990.9 million of interest bearing deposit accounts. Current interest rates for interest bearing accounts are very low due to current market conditions. However, we do not know what market rates will eventually be, especially as the Federal Reserve increases interest rates in the near term. If we need to offer higher interest rates on these accounts to maintain current clients or attract new clients, our interest expense will increase, perhaps materially. Furthermore, if we fail to offer interest in a sufficient amount to keep these demand deposits, our core deposits may be reduced, which would require us to obtain funding in other ways or risk slowing our future asset growth.

We could recognize losses on securities held in our securities portfolio, particularly if interest rates increase or economic and market conditions deteriorate.

        As of September 30, 2017, the fair value of our securities portfolio was approximately $243.3 million, or 15.6% of our total assets. Factors beyond our control can significantly influence the fair value of securities in our portfolio and can cause potential adverse changes to the fair value of these securities. For example, fixed-rate securities acquired by us are generally subject to decreases in market value when interest rates rise. Additional factors include, but are not limited to, rating agency downgrades of the securities or our own analysis of the value of the security, defaults by the issuer or individual mortgagors with respect to the underlying securities and instability in the credit markets. Any of the foregoing factors could cause an other-than-temporary impairment in future periods and result in realized losses. The process for determining whether impairment is other-than-temporary usually requires difficult, subjective judgments about the future financial performance of the issuer and any collateral underlying the security in order to assess the probability of receiving all contractual principal and interest payments on the security. Because of changing economic and market conditions affecting interest rates, the financial condition of issuers of the securities and the performance of the underlying collateral, we may recognize realized or unrealized losses in future periods, which could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

Monetary policies and regulations of the Federal Reserve could adversely affect our operations.

        In addition to being affected by general economic conditions, our earnings and growth are affected by the policies of the Federal Reserve. An important function of the Federal Reserve is to regulate the money supply and credit conditions. Among the instruments used by the Federal Reserve to implement these objectives are open market purchases and sales of U.S. government securities, adjustments of the discount rate and changes in banks' reserve requirements against bank deposits. These instruments are used in varying combinations to influence overall economic growth and the distribution of credit, bank loans, investments and deposits. Their use also affects interest rates charged on loans or paid on deposits.

        The monetary policies and regulations of the Federal Reserve have had a significant effect on the operating results of commercial banks in the past and are expected to continue to do so in the future. The effects of such policies upon our business, financial condition, results of operations and growth prospects cannot be predicted.

Risks Related to this Offering and an Investment in Our Common Stock

An active, liquid trading market for our common stock may not develop, and you may not be able to sell your common stock at or above the public offering price, or at all.

        Prior to this offering, there has been no public market for our common stock. An active trading market for shares of our common stock may never develop or be sustained following this offering. If an active trading market does not develop, you may have difficulty selling your shares of common stock at an attractive price, or at all. The initial public offering price for our common stock will be determined by negotiations between us and the underwriters and may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell your common stock at or above the public offering price or at any other price or at the time that you would like to sell. An inactive market may also impair our ability to raise capital by selling our common stock and may impair our ability to expand our business by using our common stock as consideration in an acquisition.

The price of our common stock could be volatile following this offering, and you could lose some or all of your investment as a result.

        Stock price volatility may make it more difficult for you to resell your common stock when you want and at prices you find attractive. The market price of our common stock following this offering may be volatile and could be subject to wide fluctuations in price in response to various factors, some of which are beyond our control. These factors include, among other things:

  •
  actual or anticipated variations in our quarterly results of operations;

  •
  recommendations or research reports about us or the financial services industry in general published by securities analysts;

  •
  the failure of securities analysts to cover, or continue to cover, us after this offering;

  •
  operating and stock price performance of other companies that investors or analysts deem comparable to us;

  •
  news reports relating to trends, concerns and other issues in the financial services industry;

  •
  perceptions in the marketplace regarding us, our competitors or other financial institutions;

  •
  future sales of our common stock;

  •
  departure of members of our strategic leadership team or other key personnel;

  •
  new technology used, or services offered, by competitors;

  •
  significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving us or our competitors;

  •
  changes or proposed changes in laws or regulations, or differing interpretations of existing laws and regulations, affecting our business, or enforcement of these laws and regulations;

  •
  litigation and governmental investigations; and

  •
  geopolitical conditions such as acts or threats of terrorism or military conflicts.

        In addition, if the market for stocks in our industry, or the stock market in general, experiences a loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, financial condition, results of operations or growth prospects. If any of the foregoing occurs, it could cause our stock price to fall and may expose us to lawsuits that, even if unsuccessful, could be costly to defend and a distraction to management.

An investment in our common stock is not an insured deposit.

        An investment in our common stock is not a bank deposit and, therefore, is not insured against loss by the FDIC, any other deposit insurance fund or by any other public or private entity. Investment in our common stock is inherently risky for the reasons described in this prospectus, and is subject to the same market forces that affect the price of common stock in any company. As a result, if you acquire our common stock, you could lose some or all of your investment.

Our ability to pay dividends may be limited, and we do not intend to pay cash dividends on our common stock in the foreseeable future. Consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.

        Holders of our common stock are entitled to receive only such dividends as our board of directors may declare out of funds legally available for such payments. We expect that we will retain all earnings, if any, for operating capital, and we do not expect our board of directors to declare any dividends on our common stock in the foreseeable future. Even if we have earnings in an amount sufficient to pay cash dividends, our board of directors may decide to retain earnings for the purpose of funding growth. We cannot assure you that cash dividends on our common stock will ever be paid. You should not purchase shares of common stock offered hereby if you need or desire dividend income from this investment.

        In addition, we are a financial holding company, and our ability to declare and pay dividends is dependent on certain federal regulatory considerations, including the guidelines of the Federal Reserve regarding capital adequacy and dividends. It is the policy of the Federal Reserve that bank and financial holding companies should generally pay dividends on capital stock only out of earnings, and only if prospective earnings retention is consistent with the organization's expected future needs, asset quality and financial condition.

        Further, if we are unable to satisfy the capital requirements applicable to us for any reason, we may not be able to make, or may have to reduce or eliminate, the payment of dividends on our common stock in the event we decide to declare dividends. Any change in the level of our dividends or the suspension of the payment thereof could have a material adverse effect on the market price of our common stock.

If equity research analysts do not publish research or reports about us, or if they publish reports but issue unfavorable commentary or downgrade our common stock, the price and trading volume of our common stock could decline.

        The trading market for our common stock could be affected by whether equity research analysts publish research or reports about us and our business. We cannot predict at this time whether any research analysts will publish research and reports on us and our common stock. If one or more equity analysts cover us and our common stock and publish research reports about us, the price of our stock could decline if one or more securities analysts downgrade our stock or if those analysts issue other unfavorable commentary or cease publishing reports about us or our business.

        If any of the analysts who elects to cover us downgrades our stock, our stock price could decline rapidly. If any of these analysts ceases coverage of us, we could lose visibility in the market, which in turn could cause our common stock price or trading volume to decline and our common stock to be less liquid and more volatile.

Future sales of our common stock in the public market, including by our current shareholders, could lower our stock price, and any increase in shares issued as part of our equity-based compensation plans or for other purposes may dilute your ownership in us.

        The market price of our common stock could decline as a result of sales of a large number of shares of our common stock available for sale after completion of this offering or from the perception that such sales could occur. These sales, or the possibility that these sales may occur, also may make it more difficult for us to raise additional capital by selling equity securities in the future, at a time and price that we deem appropriate. Upon completion of this offering, we will have a total of            outstanding shares of common stock, assuming the underwriters do not exercise their option to purchase additional shares. Of the outstanding shares, the            shares sold in this offering (or            shares if the underwriters exercise in full their option to purchase additional shares) will be freely tradable without restriction or further registration under the Securities Act, except that any shares purchased or held by our affiliates, as that term is defined under Rule 144 of the Securities Act, may be sold only in compliance with the certain limitations imposed by the securities laws. The remaining            shares outstanding that are not sold in this offering will be restricted securities as defined under Rule 144 subject to certain restrictions on resale.

        In connection with this offering, we, our directors and executive officers and certain of our shareholders, including each of the selling shareholders, have agreed with the underwriters not to offer, pledge, sell or otherwise dispose of or hedge any shares of our common stock, subject to certain exceptions, for a 180-day period following the date of this prospectus, without the prior consent of the underwriters. The underwriters may, at any time, release us or any of the others from this lock-up agreement and allow us or them to sell shares of our common stock within this 180-day period. In addition, any shares purchased through the reserved share program described in this prospectus are subject to the same 180-day lockup period.

        Upon the expiration of the lock-up agreements described above, all of such shares will be eligible for resale in a public market, subject, in the case of shares not sold in this offering, to certain restrictions on resale under Rule 144 or registration under the Securities Act, and, in the case of shares held by our affiliates, to volume, manner of sale and other limitations under Rule 144 or registration under the Securities Act.

        We cannot predict the size of future issuances or sales of our common stock or the effect, if any, that future issuances or sales of shares of our common stock may have on the market price of our common stock. Sales or distributions of substantial amounts of our common stock (including shares issued in connection with an acquisition), or the perception that such sales could occur, may cause the market price of our common stock to decline or to be more volatile.

        In addition, immediately following this offering, we intend to file a registration statement on Form S-8 registering under the Securities Act the shares of common stock reserved for issuance as incentive awards issued under our equity incentive plans. If a large number of shares are sold in the public market, the sales could reduce the trading price of our common stock. These sales also could impede our ability to raise future capital.

We have broad discretion in the use of the net proceeds from this offering, and our use of those proceeds may not yield a favorable return on your investment.

        We intend to use the net proceeds generated by this offering to support our growth and for other general corporate purposes. Our management has broad discretion over how these proceeds are to be used and could spend the proceeds in ways with which you may not agree. In addition, we may not end up using the proceeds of this offering effectively or in a manner that increases our market value or enhances our profitability. We have not established a timetable for the effective deployment of the proceeds, and we cannot predict how long it will take to deploy the proceeds. Investing the offering proceeds in securities until we are able to deploy the proceeds will provide lower margins than we generally earn on loans, potentially adversely affecting shareholder returns, including earnings per share, ROA and ROE.

Investors in this offering will experience immediate and substantial dilution.

        The initial public offering price is expected to be substantially higher than the net tangible book value per share of our common stock immediately following this offering. Therefore, if you purchase shares in the offering, you will experience immediate and substantial dilution in net tangible book value per share in relation to the price that you paid for your shares. We expect the dilution as a result of the offering to be $            per common share, representing the difference between the public offering price of $            per common share (the mid-point of the range set forth on the cover page of this prospectus) and our adjusted net tangible book value of $            per common share as of September 30, 2017, after giving effect to this offering. Accordingly, if we were liquidated at our pro forma net tangible book value, you would not receive the full amount of your investment.

We are an emerging growth company within the meaning of the Securities Act and because we have decided to take advantage of certain exemptions from various reporting and other requirements applicable to emerging growth companies, our common stock could be less attractive to investors.

        For as long as we remain an emerging growth company, as defined in the JOBS Act, we will have the option to take advantage of certain exemptions from various reporting and other requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, being permitted to have an extended transition period for adopting any new or revised accounting standards that may be issued by the FASB or the SEC, reduced disclosure obligations regarding executive compensation and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We have elected to, and expect to continue to, take advantage of certain of these and other exemptions until we are no longer an emerging growth company. Further, the JOBS Act allows us to present only two years of audited financial statements and only two years of related management's discussion and analysis of financial condition and results of operations and provide less than five years of selected financial data in this prospectus.

        We will remain an emerging growth company until the earliest of (i) the end of the fiscal year during which we have total annual gross revenues of $1.07 billion or more, (ii) the end of the fiscal year following the fifth anniversary of the completion of this offering, (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt and (iv) the end of the first fiscal year in which (A) the market value of our equity securities that are held by non-affiliates exceeds $700 million as of June 30 of that year, (B) we have been a public reporting company under the Exchange Act for at least twelve calendar months and (C) we have filed at least one annual report on Form 10-K.

Because we have elected to use the extended transition period for complying with new or revised accounting standards for an emerging growth company, our financial statements may not be comparable to companies that comply with these accounting standards as of the public company effective dates.

        We have elected to use the extended transition period for complying with new or revised accounting standards under Section 7(a)(2)(B) of the Securities Act. This election allows us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As a result of this election, our financial statements may not be comparable to companies that comply with these accounting standards as of the public company effective dates. Because our financial statements may not be comparable to companies that comply with public company effective dates, investors may have difficulty evaluating or comparing our business, financial results or prospects in comparison to other public companies, which may have a negative impact on the value and liquidity of our common stock. We cannot predict if investors will find our common stock less attractive because we plan to rely on this exemption. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

The financial reporting resources we have put in place may not be sufficient to ensure the accuracy of the additional information we are required to disclose as a publicly listed company.

        As a result of becoming a publicly listed company, we will be subject to the heightened financial reporting standards under GAAP and SEC rules, including more extensive levels of disclosure. Complying with these standards requires enhancements to the design and operation of our internal control over financial reporting as well as additional financial reporting and accounting staff with appropriate training and experience in GAAP and SEC rules and regulations.

        If we are unable to meet the demands that will be placed upon us as a public company, including the requirements of Sarbanes-Oxley, we may be unable to report our financial results accurately, or report them within the timeframes required by law or stock exchange regulations. Failure to comply with Sarbanes-Oxley, when and as applicable, could also potentially subject us to sanctions or investigations by the SEC or other regulatory authorities. If material weaknesses or other deficiencies occur, our ability to report our financial results accurately and timely could be impaired, which could result in late filings of our annual and quarterly reports under the Exchange Act, restatements of our consolidated financial statements, a decline in our stock price, suspension or delisting of our common stock from the Nasdaq Capital Market, and could have a material adverse effect on our business, financial condition, results of operations and growth prospects. Even if we are able to report our financial statements accurately and in a timely manner, any failure in our efforts to implement the improvements or disclosure of material weaknesses in our future filings with the SEC could cause our reputation to be harmed and our stock price to decline significantly.

        We have not performed an evaluation of our internal control over financial reporting, as contemplated by Section 404 of Sarbanes-Oxley, nor have we engaged our independent registered public accounting firm to perform an audit of our internal control over financial reporting as of any balance sheet date reported in our financial statements. Had we performed such an evaluation or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, material weaknesses may have been identified. In addition, the JOBS Act provides that, so long as we qualify as an emerging growth company, we will be exempt from the provisions of Section 404(b) of Sarbanes-Oxley, which would require that our independent registered public accounting firm provide an attestation report on the effectiveness of our internal control over financial reporting. We may take advantage of this exemption so long as we qualify as an emerging growth company.

Future issuances of common stock could result in dilution, which could cause our common stock price to decline.

        We are generally not restricted from issuing additional shares of our common stock, up to the 75,000,000 shares of common stock and 10,000,000 shares of non-voting common stock authorized in our amended and restated articles of incorporation, which in each case could be increased by a vote of the holders of a majority of our shares of common stock. We may issue additional shares of our common stock in the future pursuant to current or future equity compensation plans, upon conversions of non-voting common stock, preferred stock or debt, or in connection with future acquisitions or financings. If we choose to raise capital by selling shares of our common stock for any reason, the issuance would have a dilutive effect on the holders of our common stock and could have a material negative effect on the market price of our common stock.

We may issue shares of preferred stock in the future, which could make it difficult for another company to acquire us or could otherwise adversely affect holders of our common stock, which could depress the price of our common stock.

        Although there are currently no shares of our preferred stock issued and outstanding, our articles of organization authorize us to issue up to 10,000,000 shares of one or more series of preferred stock. Our board of directors also has the power, without shareholder approval, to set the terms of any series of preferred stock that may be issued, including voting rights, dividend rights, preferences over our common stock with respect to dividends or in the event of a dissolution, liquidation or winding up and other terms. In the event that we issue preferred stock in the future that has preference over our common stock with respect to payment of dividends or upon our liquidation, dissolution or winding up, or if we issue preferred stock with voting rights that dilute the voting power of our common stock, the rights of the holders of our common stock or the market price of our common stock could be adversely affected. In addition, the ability of our board of directors to issue shares of preferred stock without any action on the part of our shareholders may impede a takeover of us and prevent a transaction perceived to be favorable to our shareholders.

The holders of our debt obligations and preferred stock, if any, will have priority over our common stock with respect to payment in the event of liquidation, dissolution or winding up and with respect to the payment of interest and dividends.

        In any liquidation, dissolution or winding up of the Company, our common stock would rank below all claims of debt holders against us and claims of all of our outstanding shares of preferred stock. As of September 30, 2017, we had $17.5 million of senior indebtedness and $25.0 million of subordinated debentures outstanding. We do not currently have any shares of preferred stock outstanding. As a result, holders of our common stock will not be entitled to receive any payment or other distribution of assets upon the liquidation, dissolution or winding up of the Company until after all of our obligations to our debt holders have been satisfied and holders of senior equity securities, including preferred shares, if any, have received any payment or distribution due to them.

Certain banking laws and certain provisions of our amended and restated articles of incorporation may have an anti-takeover effect.

        Provisions of federal banking laws, including regulatory approval requirements, could make it difficult for a third party to acquire us, even if doing so would be perceived to be beneficial to our shareholders. Acquisition of 10% or more of any class of voting stock of a bank holding company or depository institution, including shares of our common stock following completion of this offering, generally creates a rebuttable presumption that the acquirer "controls" the bank holding company or depository institution. Also, a bank holding company must obtain the prior approval of the Federal Reserve before, among other things, acquiring direct or indirect ownership or control of more than 5% of the voting shares of any bank, including the Bank.

        There are also provisions in our amended and restated articles of incorporation and amended and restated bylaws that will be adopted prior to the consummation of this offering, such as the classification of our board of directors and limitations on the ability to call a special meeting of our shareholders, that may be used to delay or block a takeover attempt. In addition, our board of directors will be authorized under our amended and restated articles of incorporation to issue shares of preferred stock, and determine the rights, terms conditions and privileges of such preferred stock, without shareholder approval. These provisions may effectively inhibit a non-negotiated merger or other business combination, which, in turn, could have a material adverse effect on the market price of our common stock.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements within the meaning of the federal securities laws. These forward-looking statements reflect our current views with respect to, among other things, future events and our business, financial condition, results of operations and growth prospects. These statements are often, but not always, made through the use of words or phrases such as "may," "might," "should," "could," "predict," "potential," "believe," "expect," "continue," "will," "anticipate," "seek," "estimate," "intend," "plan," "projection," "goal," "target," "outlook," "aim," "would," "annualized" and "outlook," or the negative version of those words or other comparable words or phrases of a future or forward-looking nature. These forward-looking statements are not historical facts, and are based on current expectations, estimates and projections about our industry, management's beliefs and certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond our control. Accordingly, we caution you that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions, estimates and uncertainties that are difficult to predict. Although we believe that the expectations reflected in these forward-looking statements are reasonable as of the date made, actual results may prove to be materially different from the results expressed or implied by the forward-looking statements.

        A number of important factors could cause our actual results to differ materially from those indicated in these forward-looking statements, including those factors identified in "Risk Factors" or "Management's Discussion and Analysis of Financial Condition and Results of Operations" or the following:

  •
  the concentration of commercial real estate loans in our loan portfolio;

  •
  the overall health of the local and national real estate market;

  •
  our ability to successfully manage credit risk;

  •
  business and economic conditions generally and in the financial services industry, nationally and within our market area;

  •
  our ability to maintain an adequate level of allowance for loan losses;

  •
  our high concentration of large loans to certain borrowers;

  •
  our ability to successfully manage liquidity risk;

  •
  our dependence on non-core funding sources and our cost of funds;

  •
  our ability to raise additional capital to implement our business plan;

  •
  our ability to implement our growth strategy and manage costs effectively;

  •
  the composition of our senior leadership team and our ability to attract and retain key personnel;

  •
  our ability to maintain our reputation;

  •
  the occurrence of fraudulent activity, breaches or failures of our information security controls or cybersecurity-related incidents;

  •
  interruptions involving our information technology and telecommunications systems or third-party servicers;

  •
  increased competition in the financial services industry;

  •
  regulatory guidance on commercial lending concentrations;

  •
  the effectiveness of our risk management framework;

  •
  the costs and obligations associated with being a public company;

  •
  the commencement and outcome of litigation and other legal proceedings and regulatory actions against us or to which we may become subject;

  •
  the extensive regulatory framework that applies to us;

  •
  the impact of recent and future legislative and regulatory changes, including changes in banking, securities and tax laws and regulations, and their application by our regulators;

  •
  interest rate risks associated with our business;

  •
  fluctuations in the values of the securities held in our securities portfolio;

  •
  governmental monetary and fiscal policies;

  •
  material weaknesses in our internal control over financial reporting; and

  •
  our success at managing the risks involved in the foregoing items.

        The foregoing factors should not be construed as exhaustive and should be read together with the other cautionary statements included in this prospectus. Because of these risks and other uncertainties, our actual future results, performance or achievement, or industry results, may be materially different from the results indicated by the forward-looking statements in this prospectus. In addition, our past results of operations are not necessarily indicative of our future results. You should not rely on any forward-looking statements, which represent our beliefs, assumptions and estimates only as of the dates on which they were made, as predictions of future events. Any forward-looking statement speaks only as of the date on which it is made, and we do not undertake any obligation to update or review any forward-looking statement, whether as a result of new information, future developments or otherwise. New factors emerge from time to time, and it is not possible for us to predict which will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

 USE OF PROCEEDS

        We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $       million (or approximately $       million if the underwriters exercise in full their option to purchase additional shares from us), based on an assumed public offering price of $      per share, which is the midpoint of the price range set forth on the cover of this prospectus. Each $1.00 increase or decrease in the assumed public offering price of $      per share would increase or decrease the net proceeds to us from this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, by approximately $       million (or approximately $       million if the underwriters exercise in full their option to purchase additional shares from us). We will not receive any proceeds from the sale of shares of our common stock by the selling shareholders.

        We intend to use the net proceeds from this offering to support our growth, including the possibility of making larger loans due to our increased legal lending limit, and for general corporate purposes, which may include, but is not limited to, the repayment or refinancing of debt, maintenance of our required regulatory capital levels and the funding of new branches or potential future acquisition opportunities. We do not currently have any specific plans for the net proceeds and do not have any current plans, arrangements or understandings to make any acquisitions or to establish any new branches, other than our planned branch in St. Paul, Minnesota that we expect to open in the second quarter of 2018. Our management will retain broad discretion to allocate the net proceeds of this offering, and the precise amounts and timing of our use of the net proceeds will depend upon market conditions, among other factors. Until we deploy the proceeds of this offering for the uses described above, we expect to hold such proceeds in short-term investments.

 DIVIDEND POLICY

General

        We have not historically declared or paid dividends on our common stock and we do not intend to declare or pay dividends on our common stock in the near-term. Instead, we anticipate that all of our future earnings will be retained to support our operations and to finance the growth and development of our business. Any future determination relating to our dividend policy will be made by our board of directors and will depend on a number of factors, including:

  •
  our historic and projected financial condition, liquidity and results of operations;

  •
  our capital levels and needs;

  •
  tax considerations;

  •
  any acquisitions or potential acquisitions that we may pursue;

  •
  statutory and regulatory prohibitions and other limitations;

  •
  the terms of any credit agreements or other borrowing arrangements that restrict our ability to pay cash dividends;

  •
  general economic conditions; and

  •
  other factors deemed relevant by our board of directors.

        We are not obligated to pay dividends on our common stock and are subject to restrictions on paying dividends on our common stock.

Dividend Restrictions

        As a Minnesota corporation, we are subject to certain restrictions on dividends under the Minnesota Business Corporation Act, as amended. Generally, a Minnesota corporation is prohibited from paying a dividend if, after giving effect to the dividend the corporation would not be able to pay its debts as the debts become due in the usual course of business, or the corporation's total assets would be less than the sum of its total liabilities plus, the amount that would be needed, if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution.

        In addition, we are subject to certain restrictions on the payment of cash dividends as a result of banking laws, regulations and policies. See "Supervision and Regulation—Supervision and Regulation of the Company—Dividend Payments." Because we are a bank holding company and do not engage directly in business activities of a material nature, our ability to pay dividends to our shareholders depends, in large part, upon our receipt of dividends from the Bank, which is also subject to numerous limitations on the payment of dividends under federal and state banking laws, regulations and policies. See "Supervision and Regulation—Supervision and Regulation of the Bank—Dividend Payments."

        Under the terms of our loan agreement with a third party correspondent lender which we entered into in February of 2016, we cannot declare or pay any cash dividend or make any other distribution in respect to our capital stock without the prior written consent of the lender. In addition, under the terms of our subordinated notes issued in July of 2017, and the related subordinated note purchase agreements, we are not permitted to declare or pay any dividends on our capital stock if an event of default occurs under the terms of the subordinated notes, excluding any dividends or distributions in shares of, or options, warrants or rights to subscribe for or purchase shares of, any class of our common stock and any declaration of a non-cash dividend in connection with the implementation of a shareholders' rights plan.

CAPITALIZATION

        The following table shows our capitalization, including regulatory capital ratios, on a consolidated basis as of September 30, 2017, on an actual basis and on an as adjusted basis after giving effect to the net proceeds from the sale by us of                shares (assuming the underwriters do not exercise their option to purchase additional shares from us) at an assumed public offering price of $                per share, which is the midpoint of the price range on the cover of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

        You should read the following table in conjunction with the sections titled "Selected Historical Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

	As of September 30, 2017
	Actual	As Adjusted
	(dollars in thousands, except share data)
Long-Term Debt:
Notes Payable	$17,500	$
Subordinated Debentures, Net of Issuance Costs	24,501

Total Long-Term Debt	42,001
Shareholders' Equity:
Common Stock—$0.01 Par Value
Voting Common Stock—Authorized 75,000,000; Issued and Outstanding 20,784,001	$208	$
Non-voting Common Stock—Authorized 10,000,000; Issued and Outstanding 3,845,860	38
Additional Paid-In Capital	66,053
Retained Earnings	66,174
Accumulated Other Comprehensive Income	1,202

Total Shareholders' Equity	$133,675	$

Total Capitalization	$133,675	$

Capital Ratios:
Common Equity Tier 1 Capital Ratio	10.11%		%
Tier 1 Risk-Based Capital Ratio	10.11
Total Risk-Based Capital Ratio	13.25
Leverage Ratio	8.45
Tangible Common Equity to Tangible Assets(1)	8.36

(1)
Tangible Common Equity to Tangible Assets is a non-GAAP financial measure. For more information on this financial measure, including a reconciliation to the most directly comparable financial measure, see "GAAP Reconciliation and Management Explanation of Non-GAAP Financial Measures."

 DILUTION

        If you purchase shares of our common stock in this offering, your ownership interest will experience immediate book value dilution to the extent the public offering price per share exceeds our net tangible book value per share immediately after this offering. Net tangible book value per share represents the amount of our total tangible assets less our total liabilities, divided by the total number of shares of common stock and non-voting common stock outstanding.

        Our net tangible book value at September 30, 2017 was $129.8 million, or $5.27 per share based on the total number of shares of common stock and non-voting common stock outstanding as of such date. After giving effect to our sale of                shares of common stock in this offering at an assumed public offering price of $                per share, which is the midpoint of the estimated price range on the cover of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our as adjusted net tangible book value at September 30, 2017 would have been approximately $                 million, or $                per share. Therefore, under those assumptions this offering would result in an immediate increase of $                in the net tangible book value per share to our existing shareholders, and immediate dilution of $                in the net tangible book value per share to investors purchasing shares of common stock in this offering.

        The following table illustrates this dilution on a per share basis:

Assumed public offering price per share		$
Net tangible book value per share at September 30, 2017	$
Increase in net tangible book value per share attributable to this offering

As adjusted net tangible book value per share after this offering

Dilution in net tangible book value per share to new investors		$

        A $1.00 increase (or decrease) in the assumed public offering price of $            per share, which is the midpoint of the estimated price range on the cover of this prospectus, would increase (or decrease) our net tangible book value by $             million, or $            per share, and the dilution to new investors by $            per share, assuming no change to the number of shares of common stock offered by us as set forth on the cover of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

        If the underwriters exercise in full their option to purchase additional shares of common stock from us, the as adjusted net tangible book value after giving effect to this offering would be $            per share. This represents an increase in net tangible book value of $            per share to existing shareholders and dilution of $            per share to new investors.

        The following table sets forth information, as of September 30, 2017, regarding the shares of common stock issued to, and consideration paid by, the existing holders of shares of common stock and non-voting common stock and the shares of common stock to be issued to, and consideration to be paid by, investors in this offering at an assumed public offering price of $            per share, which is the

midpoint of the estimated price range on the cover of this prospectus, before deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Total consideration
Shares purchased
				Amount (in thousands)			Average price per share
	Number	Percent			Percent
Existing shareholders			%	$		%	$
Investors in this offering

Total		100.0%		$	100.0%		$

        The tables and calculations above exclude:

  •
  725,000 shares of common stock issuable upon the exercise of stock options, with a weighted average exercise price of $2.78 per share that were outstanding as of September 30, 2017; and

  •
  1,710,000 additional shares of common stock reserved for future issuance under our equity incentive plans as of September 30, 2017.

        To the extent that any of the outstanding stock options are exercised or other equity awards are issued under our incentive plans, investors participating in this offering will experience further dilution.

GAAP RECONCILIATION AND MANAGEMENT EXPLANATION OF NON-GAAP FINANCIAL MEASURES

        Some of the financial data included in our selected historical consolidated financial data and elsewhere in this prospectus are not measures of financial performance recognized by GAAP. These non-GAAP financial measures are "efficiency ratio," "tangible common equity," "tangible common equity to tangible assets" and "tangible book value per share." We use these non-GAAP financial measures in our analysis of our performance.

  •
  "Efficiency ratio" is defined as noninterest expense less the amortization of intangibles divided by our operating revenue, which is equal to net interest income plus noninterest income excluding gains and losses on sales of securities. In our judgment, the adjustments made to operating revenue allow investors and analysts to better assess our operating expenses in relation to our core operating revenue by removing the volatility that is associated with certain one-time items and other discrete items that are unrelated to our core business.

  •
  "Tangible common equity" is defined as shareholders' equity reduced by goodwill and other intangible assets. We believe that this measure is important to many investors in the marketplace who are interested in changes from period to period in shareholders' equity exclusive of changes in intangible assets. Goodwill and other intangibles that were recorded in a purchase business combination have the effect of increasing both equity and assets while not increasing our tangible equity or tangible assets.

  •
  "Tangible common equity to tangible assets" is defined as the ratio of tangible common equity, as defined above, divided by total assets reduced by goodwill and other intangible assets. We believe that this measure is important to many investors in the market place who are interested in relative changes from period to period in shareholders' equity to total assets, each exclusive of changes in intangible assets. Goodwill and other intangibles that were recorded in a purchase business combination have the effect of increasing both equity and assets while not increasing our tangible equity or tangible assets.

  •
  "Tangible book value per share" is defined as tangible shareholders' equity divided by total common voting and non-voting shares outstanding. We believe that this measure is important to many investors in the marketplace who are interested in changes from period to period in book value per share exclusive of changes in intangible assets. Goodwill and other intangibles that are recorded in a purchase business combination, have the effect of increasing book value while not increasing our tangible book value.

        We believe these non-GAAP financial measures provide useful information to management and investors that is supplementary to our financial condition, results of operations and cash flows computed in accordance with GAAP; however, we acknowledge that our non-GAAP financial measures have a number of limitations. As such, you should not view these disclosures as a substitute for results determined in accordance with GAAP, and they are not necessarily comparable to non-GAAP financial measures that other companies use. The following reconciliation table provides a more detailed analysis of these non-GAAP financial measures:

	As of and for the nine months ended September 30,		As of and for the year ended December 31,
(dollars in thousands, except share data)	2017	2016	2016	2015	2014	2013	2012
Efficiency Ratio
Noninterest Expense	$16,634	$14,781	$20,168	$14,817	$11,983	$9,275	$6,983
Less: Amortization of Intangible Assets	(144)	(57)	(104)	—	—	—	—

Adjusted Noninterest Expense	$16,490	$14,724	$20,064	$14,817	$11,983	$9,275	$6,983

Net Interest Income	39,324	30,627	42,118	32,695	28,799	22,943	19,042
Noninterest Income	1,953	2,277	2,567	1,872	975	(145)	(565)
Less: (Gain) Loss on Sales of Securities	51	(1,001)	(830)	(574)	(270)	—	—

Adjusted Operating Revenue	$41,328	$31,903	$43,855	$33,993	$29,504	$22,798	$18,477

Efficiency Ratio	39.9%	46.2%	45.8%	43.6%	40.6%	40.7%	37.8%
Tangible Common Equity and Tangible Common Equity/Tangible Assets
Common Equity	$133,675	$117,319	$115,366	$80,178	$53,738	$42,363	$28,611
Less: Intangible Assets	(3,916)	(4,107)	(4,060)	—	—	—	—

Tangible Common Equity	$129,759	$113,212	$111,306	$80,178	$53,738	$42,363	$28,611

Total Assets	1,556,665	1,183,481	1,260,394	928,686	702,175	576,222	459,999
Less: Intangible Assets	(3,916)	(4,107)	(4,060)	—	—	—	—

Tangible Assets	$1,552,749	$1,179,374	$1,256,334	$928,686	$702,175	$576,222	$459,999

Tangible Common Equity/Tangible Assets	8.36%	9.60%	8.86%	8.63%	7.65%	7.35%	6.22%
Tangible Book Value Per Share
Book Value Per Common Share	$5.43	$4.77	$4.69	$4.05	$3.36	$2.67	$2.24
Less: Effects of Intangible Assets	(0.16)	(0.19)	(0.17)	—	—	—	—

Tangible Book Value Per Common Share	$5.27	$4.60	$4.53	$4.05	$3.36	$2.67	$2.24

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion and analysis of our results of operations and financial condition should be read in conjunction with the "Selected Historical Consolidated Financial Data" and our consolidated financial statements and related notes included elsewhere in this prospectus. In addition to historical information, this discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Certain risks, uncertainties and other factors, including but not limited to those set forth under "Cautionary Note Regarding Forward-Looking Statements," "Risk Factors" and elsewhere in this prospectus, may cause actual results to differ materially from those projected in the forward looking statements. We assume no obligation to update any of these forward-looking statements.

Overview

        The following discussion and analysis presents our results of operations and financial condition on a consolidated basis. However, because we conduct all of our material business operations through our Bank, the discussion and analysis relates to activities primarily conducted at the Bank level.

        We are a financial holding company headquartered in Bloomington, Minnesota with two wholly-owned subsidiaries, Bridgewater Bank, which we refer to as the Bank, and Bridgewater Risk Management, Inc., a captive insurance entity. The Bank has six full-service offices located in Bloomington, St. Louis Park, Greenwood, Minneapolis (2), and Orono, Minnesota. Our principal source of funds for loans and investments are transaction, savings, time, and other deposits, and short-term and long-term borrowings. Our principal sources of income are interest and fees collected on loans, interest and dividends earned on investment securities and service charges. Our principal expenses are interest paid on deposit accounts and borrowings, employee compensation and other overhead expenses. In historical periods, we have grown organically and have had an over-arching focus on enhancing shareholder value and building a platform for scalability.

Material Trends and Developments

        Interest Rates.    Net interest income is the largest contributor to our net income and is the difference between the interest and fees earned on interest earning assets and the interest expense incurred in connection with interest bearing liabilities. Net interest income is primarily a function of the average balances and yields of these interest earning assets and interest bearing liabilities. These factors are influenced by internal considerations such as product mix and risk appetite as well as external influences such as economic conditions, competition for loans and deposits and market interest rates.

        The cost of our deposits and short-term wholesale borrowings is primarily based on short-term interest rates, which are largely driven by the Federal Reserve's actions and market competition. The yields generated by our loans and securities are typically affected by short-term and long-term interest rates, which are driven by market competition and market rates often impacted by the Federal Reserve's actions. The level of net interest income is influenced by movements in such interest rates and the pace at which such movements occur.

        We anticipate that interest rates will continue to increase over the historic lows experienced over the past several years. Based on our asset sensitivity as discussed in "—Quantitative and Qualitative Disclosures About Market Risk and Liquidity," significant increases in interest rates coupled with a steepening in the yield curve would be expected to benefit our net interest income. Conversely, a flatter yield curve could have an adverse impact on our net interest income. In regards to the market reaction of such rate movements, historical trends in rising rate environments can be used as a potential indicator for the necessity and pace of deposit repricing; however, deposit repricing may be required to occur more quickly and perhaps at greater levels than would have been experienced historically.

        Credit Quality.    We have well established loan policies and underwriting practices that have resulted in very low levels of charge-offs and nonperforming assets. We strive to originate quality loans that will maintain the credit quality of our loan portfolio. However, credit trends in the markets in which we operate are largely impacted by economic conditions beyond our control and can adversely impact our financial condition.

        Competition.    The industry and business in which we operate are highly competitive. We may see increased competition in different areas including interest rates, underwriting standards and product offerings and structure. While we seek to maintain an appropriate return on our investments, we anticipate that we will experience continued pressure on our net interest margins as we operate in this competitive environment.

        Economic Conditions.    Our business and financial performance are affected by economic conditions generally in the United States and more directly in the Twin Cities MSA where we primarily operate. The significant economic factors that are most relevant to our business and our financial performance include, but are not limited to, real estate values, interest rates and unemployment rates.

Results of Operations Metrics

        Net Income.    We evaluate our net income based on measures including return on average assets, return on average equity and efficiency ratio.

        Net interest income.    Net interest income represents interest income less interest expense. We generate interest income from interest, dividends and fees received on interest earning assets, including loans and investment securities we own. We incur interest expense from interest paid on interest bearing liabilities, including interest bearing deposits, borrowings and other forms of indebtedness. Net interest income typically is the most significant contributor to our net income. To evaluate net interest income, we measure and monitor: (i) yields on our loans and other interest earning assets; (ii) the costs of our deposits and other funding sources; (iii) our net interest spread; and (iv) our net interest margin. Net interest spread is the difference between rates earned on interest earning assets and rates paid on interest bearing liabilities. Net interest margin is calculated as the annualized net interest income divided by average interest earning assets. Because noninterest bearing sources of funds, such as noninterest bearing deposits and shareholders' equity, also fund interest earning assets, net interest margin includes the benefit of these noninterest bearing sources.

        Changes in market interest rates and interest we earn on interest earning assets or pay on interest bearing liabilities, as well as the volume and types of interest earning assets, interest bearing and noninterest bearing liabilities and shareholders' equity, usually have the largest impact on periodic changes in our net interest spread, net interest margin and net interest income. We measure net interest income before and after the provision for loan losses we maintain.

        Provision for Loan Losses.    The provision for loan losses is the amount of expense that, based on our judgment, is required to maintain the allowance for loan losses at an adequate level to absorb probable losses inherent in the loan portfolio at the balance sheet date and that, in management's judgement, is appropriate under relevant accounting guidance. The determination of the allowance for loan losses is complex and involves a high degree of judgment and subjectivity.

        Noninterest Income.    Noninterest income consists of, among other things: (i) service charges on deposit accounts; (ii) gains on sales of investment securities; (iii) gains on sales of foreclosed assets; (iv) fees earned on off-balance sheet commitments; (v) debit card interchange fees; and (vi) other noninterest income.

        Our income from service charges on deposit accounts and debit card interchange fees are largely impacted by the volume, growth and type of deposits we hold, which are impacted by prevailing market conditions for our deposit products, market interest rates, our marketing efforts, and other factors.

        Noninterest expense.    Noninterest expense includes, among other things: (i) salaries and employee benefits; (ii)  occupancy and equipment expense; (iii) data processing fees; (iv) professional fees, such as legal, accounting and consulting; (v) information technology expense; (vi) marketing and advertising expense; (vii) acquisition expenses; (viii) provision for off-balance sheet commitments; (iv) amortization of intangible assets; and (x) other general and administrative expenses.

        Salaries and employee benefits include compensation, employee benefits and tax expenses for our personnel. Occupancy expense includes depreciation expense on our owned properties, lease expense on our leased properties and other occupancy-related expenses. Equipment expense includes furniture, fixtures and equipment related expenses. Data processing fees include expenses paid to our third-party data processing system provider and other data service providers. Professional fees include legal, accounting, consulting and other outsourcing arrangements. Information technology expense includes costs related to maintenance and monitoring of our systems. Marketing expense includes costs for advertising, promotions and sponsorships. Acquisition expenses include costs associated with the acquisition completed in 2016. Provision for off-balance sheet commitments includes expense charges to fund the reserve for off-balance sheet commitments. Amortization of intangible assets includes the amortization of intangible assets associated with the acquisition completed in 2016. Other general and administrative expenses include expenses associated with FDIC assessments, communications, travel, meals, training, supplies and postage. Noninterest expenses generally increase as we grow our business. Noninterest expenses have increased commensurate with growth over the past few years as we have grown organically and as we have built out and modernized our operational infrastructure and implemented our plan to build an efficient, technology-driven banking operation with significant capacity for growth.

Financial Condition

        The primary factors we use to evaluate and manage our financial condition include asset quality, capital and liquidity.

        Asset Quality.    We manage the diversification and quality of our assets based upon factors that include the level, distribution, severity and trend of problem, classified, delinquent, nonaccrual, nonperforming and restructured assets, the adequacy of our allowance for loan losses, or the allowance, the diversification and quality of loan and investment portfolios, the extent of counterparty risks, credit risk concentrations and other factors.

        Capital.    Financial institution regulators have established guidelines for minimum capital ratios for banks and bank holding companies. During the first quarter of 2015, we adopted the new Basel III regulatory capital framework as approved by federal banking agencies. The adoption of this new framework modified the calculation of the various capital ratios, added a new ratio, common equity Tier 1, and revised the adequately and well capitalized thresholds. In addition, Basel III established a new capital conservation buffer of 2.5% of risk-weighted assets, which is phased-in over a four-year period beginning January 1, 2016. Our capital ratios at September 30, 2017 exceeded all of the current well capitalized regulatory requirements.

        We manage capital based upon factors that include: (i) the level and quality of capital and our overall financial condition; (ii) the trend and volume of problem assets; (iii) the adequacy of discounts and reserves; (iv) the level and quality of earnings; (v) the risk exposures in our balance sheet; (vi) the levels of Tier 1 and total capital; (vii) the Tier 1 risk-based capital ratio, the total risk-based capital ratio, the Tier 1 leverage ratio, and the common equity Tier 1 capital ratio; and (viii) other factors.

        Liquidity.    We manage liquidity based upon factors that include the amount of core deposits as a percentage of total deposits, the level of diversification of our funding sources, the allocation and amount of our deposits among deposit types, the short-term funding sources used to fund assets, the amount of non-deposit funding used to fund assets, the availability of unused funding sources, off-balance sheet obligations, the availability of assets to be readily converted into cash without undue loss, the amount of cash and liquid securities we hold, the re-pricing characteristics and maturities of our assets when compared to the re-pricing characteristics of our liabilities and other factors.

Critical Accounting Policies and Estimates

        Our consolidated financial statements are prepared based on the application of certain accounting policies, the most significant of which are described in the notes to our consolidated financial statements included as a part of this prospectus. Certain of these policies require numerous estimates and strategic or economic assumptions that may prove inaccurate or subject to variation and may significantly affect our reported results and financial position for the current period or in future periods. The use of estimates, assumptions, and judgments are necessary when financial assets and liabilities are required to be recorded at, or adjusted to reflect fair value. Assets carried at fair value inherently result in more financial statement volatility. Fair values and information used to record valuation adjustments for certain assets and liabilities are based on either quoted market prices or are provided by other independent third-party sources, when available. When such information is not available, management estimates valuation adjustments. Changes in underlying factors, assumptions or estimates in any of these areas could have a material impact on our future financial condition and results of operations.

  Allowance for Loan Losses

        The allowance for loan losses, sometimes referred to as the "allowance," is established through a provision for loan losses which is charged to expense. Loan losses are charged against the allowance when management determines all or a portion of the loan balance to be uncollectible. Subsequent recoveries, if any, are credited to the allowance for cash received on previously charged-off amounts. If the allowance is considered inadequate to absorb future loan losses on existing loans for any reason, including but not limited to, increases in the size of the loan portfolio, increases in charge-offs or changes in the risk characteristics of the loan portfolio, then the provision for loan losses is increased.

        A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect all amounts due according to the original contractual terms of the loan agreement. The collection of all amounts due according to contractual terms means that both the contractual interest and principal payments of a loan will be collected as scheduled in the loan agreement. An impaired loan is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate, or, as a practical expedient, at the loan's observable market price, or the fair value of the underlying collateral. The fair value of collateral, reduced by costs to sell on a discounted basis, is used if a loan is collateral dependent.

  Investment Securities Impairment

        Periodically, we may need to assess whether there have been any events or economic circumstances to indicate that a security on which there is an unrealized loss is impaired on an other-than-temporary basis. In any such instance, we would consider many factors, including the length of time and the extent to which the fair value has been less than the amortized cost basis, the market liquidity for the security, the financial condition and the near-term prospects of the issuer, expected cash flows, and our intent and ability to hold the investment for a period of time sufficient to recover the temporary loss. Securities on which there is an unrealized loss that is deemed to be other-than-temporary are written down to fair value, with the write-down recorded as a realized loss in securities gains (losses).

        The fair values of investment securities are generally determined by various pricing models. We evaluate the methodologies used to develop the resulting fair values. We perform a semi-annual analysis on the pricing of investment securities to ensure that the prices represent a reasonable estimate of the fair value. Our procedures include initial and ongoing review of pricing methodologies and trends. We seek to ensure prices represent a reasonable estimate of fair value through the use of broker quotes, current sales transactions from our portfolio and pricing techniques, which are based on the net present value of future expected cash flows discounted at a rate of return market participants would require. As a result of this analysis, if we determine there is a more appropriate fair value, the price is adjusted accordingly.

  Deferred Tax Asset

        We use the asset and liability method of accounting for income taxes as prescribed by GAAP. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. If currently available information indicates it is "more likely than not" that the deferred tax asset will not be realized, a valuation allowance is established. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Accounting for deferred income taxes is a critical accounting estimate because we exercise significant judgment in evaluating the amount and timing of recognition of the resulting tax liabilities and assets. Management's determination of the realization of deferred tax assets is based upon management's judgment of various future events and uncertainties, including the timing and amount of future income, reversing temporary differences which may offset, and the implementation of various tax plans to maximize realization of the deferred tax asset. These judgments and estimates are inherently subjective and reviewed on a continual basis as regulatory and business factors change. Any reduction in estimated future taxable income may require us to record a valuation allowance against our deferred tax assets. A valuation allowance would result in additional income tax expense in such period, which would negatively affect earnings.

Discussion and Analysis of Results of Operations

  Average Balances and Yields

        The following tables show, for the nine months ended September 30, 2017 and 2016 and for the years ended December 31, 2016, 2015 and 2014, the average balances of each principal category of our assets, liabilities and shareholders' equity, and an analysis of net interest income. The average balances are principally daily averages and, for loans, include both performing and nonperforming balances.

Interest income on loans includes the effects of net deferred loan origination costs accounted for as yield adjustments. These tables are presented on a tax-equivalent basis, if applicable.

	Nine Months Ended September 30, 2017			Nine Months Ended September 30, 2016
(dollars in thousands)	Average Balance	Interest & Fees	Yield/ Rate	Average Balance	Interest & Fees	Yield/ Rate
Interest Earning Assets:
Cash Investments	$24,135	$180	0.99%	$36,762	$228	0.83%
Investment Securities:
Taxable Investment Securities	99,280	1,342	1.80	59,232	679	1.53
Tax-Exempt Investment Securities(1)	132,556	4,772	4.80	80,511	2,812	4.66

Total Securities	231,836	6,114	3.52	139,743	3,491	3.33
Loans(2)	1,132,217	43,060	5.07	866,676	34,049	5.24
Federal Home Loan Bank Stock	4,111	86	2.79	3,409	71	2.78

Total Interest Earning Assets	1,392,299	49,440	4.73	1,046,590	37,839	4.82
Noninterest Earning Assets	14,333			7,992

Total Assets	$1,406,632			$1,054,582

Interest Bearing Liabilities:
Interest Bearing Transaction Deposits	171,317	273	0.21%	139,533	318	0.30%
Savings and Money Market Deposits	254,015	1,517	0.80	187,276	1,017	0.72
Time Deposits	285,422	3,213	1.50	228,076	2,528	1.48
Brokered Deposits	172,638	1,894	1.46	118,777	1,210	1.36
Federal Funds Purchased	15,535	119	1.02	5,055	25	0.66
Notes Payable	18,000	497	3.68	19,366	541	3.72
FHLB Advances	52,454	585	1.49	54,551	573	1.40
Subordinated Debentures	8,164	348	5.68	305	16	7.00

Total Interest Bearing Liabilities	977,545	8,446	1.15%	752,939	6,228	1.10%
Noninterest Bearing Liabilities:
Noninterest Bearing Transaction Deposits	300,317			201,559
Other Noninterest Bearing Liabilities	3,231			2,277

Total Noninterest Bearing Liabilities	303,548			203,836
Shareholders' Equity	125,539			97,807

Total Liabilities and Shareholders' Equity	$1,406,632			$1,054,582

Net Interest Income/ Interest Rate Spread		40,994	3.58%		31,611	3.72%

Net Interest Margin(3)			3.93%			4.03%

Taxable Equivalent Adjustment:
Tax-Exempt Investment Securities		(1,670)			(984)

Net Interest Income		$39,324			$30,627

(1)
Interest income and average rates for tax-exempt securities are presented on a tax-equivalent basis, assuming a federal income tax rate of 35%.

(2)
Average loan balances include nonaccrual loans. Interest income on loans includes amortization of deferred loan fees, net of deferred loan costs.

(3)
Net tax-equivalent interest margin during the periods presented represents: (i) the difference between interest income on interest earning assets and the interest expense on interest bearing liabilities, divided by (ii) average interest earning assets for the period.

	December 31, 2016			December 31, 2015			December 31, 2014
(dollars in thousands)	Average Balance	Interest & Fees	Yield/ Rate	Average Balance	Interest & Fees	Yield/ Rate	Average Balance	Interest & Fees	Yield/ Rate
Interest Earning Assets:
Cash Investments	$32,186	$267	0.83%	$34,325	$263	0.77%	$50,988	$279	0.55%
Investment Securities:
Taxable Investment Securities	68,722	1,041	1.51	25,179	455	1.81	19,353	461	2.38
Tax-Exempt Investment Securities(1)	87,226	4,012	4.60	57,166	2,608	4.56	42,264	1,745	4.13

Total Securities	155,948	5,053	3.24	82,345	3,063	3.72	61,617	2,206	3.58
Loans(2)	896,915	46,622	5.20	684,498	36,726	5.37	540,894	31,497	5.82
Federal Home Loan Bank Stock	3,583	94	2.62	2,825	54	1.91	1,135	13	1.15

Total Interest Earning Assets	1,088,632	52,036	4.78	803,993	40,106	4.99	654,634	33,995	5.19
Noninterest Earning Assets	10,022			2,632			2,192

Total Assets	$1,098,654			$806,625			$656,826

Interest Bearing Liabilities:
Interest Bearing Transaction Deposits	141,427	401	0.28%	120,724	462	0.38%	123,319	491	0.40%
Savings and Money Market Deposits	194,875	1,411	0.72	114,569	703	0.61	114,477	475	0.41
Time Deposits	236,641	3,496	1.48	198,330	2,696	1.36	163,263	1,871	1.15
Brokered Deposits	121,767	1,647	1.35	101,309	1,303	1.29	79,030	902	1.14
Federal Funds Purchased	8,852	56	0.63	26,114	82	0.31	2,909	9	0.31
Notes Payable	19,275	718	3.73	16,431	781	4.75	12,040	559	4.64
FHLB Advances	54,599	769	1.41	23,699	366	1.54	8,984	134	1.49
Subordinated Debentures	229	16	7.00	1,500	105	7.00	1,784	144	8.07

Total Interest Bearing Liabilities	777,665	8,514	1.09%	602,676	6,498	1.08%	505,806	4,585	0.91%
Noninterest Bearing Liabilities:
Noninterest Bearing Transaction Deposits	214,490			137,549			101,886
Other Noninterest Bearing Liabilities	3,911			2,419			691

Total Noninterest Bearing Liabilities	218,401			139,968			102,577
Shareholders' Equity	102,588			63,981			48,443

Total Liabilities and Shareholders' Equity	$1,098,654			$806,625			$656,826

Net Interest Income/ Interest Rate Spread		43,522	3.69%		33,608	3.91%		29,410	4.28%

Net Interest Margin(3)			4.00%			4.18%			4.49%

Taxable Equivalent Adjustment:
Tax-Exempt Investment Securities		(1,404)			(913)			(611)

Net Interest Income		$42,118			$32,695			$28,799

(1)
Interest income and average rates for tax-exempt securities are presented on a tax-equivalent basis, assuming a federal income tax rate of 35%.

(2)
Average loan balances include nonaccrual loans. Interest income on loans includes amortization of deferred loan fees, net of deferred loan costs.

(3)
Net tax-equivalent interest margin during the periods presented represents: (i) the difference between interest income on interest earning assets and the interest expense on interest bearing liabilities, divided by (ii) average interest earning assets for the period.

Interest Rates and Operating Interest Differential

        Increases and decreases in interest income and interest expense result from changes in average balances (volume) of interest earning assets and interest bearing liabilities, as well as changes in average interest rates. The following tables show the effect that these factors had on the interest earned on our interest earning assets and the interest incurred on our interest bearing liabilities. The effect of changes in volume is determined by multiplying the change in volume by the previous period's average rate. Similarly, the effect of rate changes is calculated by multiplying the change in average rate by the previous period's volume. Changes which are not due solely to volume or rate have been allocated to these categories based on the respective percentage changes in average volume and average rate as they compare to each other. The following tables present the changes in the volume and rate of our interest bearing assets and liabilities for the nine months ended September 30, 2017, compared to the nine months ended September 30, 2016; the year ended December 31, 2016, compared to December 31, 2015; and the year ended December 31, 2015, compared to the year ended December 31, 2014.

	Nine Months Ended September 30, 2017 Compared with Nine Months Ended September 30, 2016
	Change Due To:
			Interest Variance
(dollars in thousands)	Volume	Rate
Interest Earning Assets:
Cash Investments	$(78)	$30	$(48)
Investment Securities:
Taxable Investment Securities	459	204	663
Tax Exempt Investment Securities	1,818	142	1,960

Total Securities	2,277	346	2,623
Loans	10,432	(1,421)	9,011
Federal Home Loan Bank Stock	15	—	15

Total Interest Earning Assets	$12,646	$(1,045)	$11,601

Interest Bearing Liabilities:
Interest Bearing Transaction Deposits	72	(117)	(45)
Savings and Money Market Deposits	362	138	500
Time Deposits	636	49	685
Brokered Deposits	549	135	684
Federal Funds Purchased	52	42	94
Notes Payable	(38)	(6)	(44)
FHLB Advances	(22)	34	12
Subordinated Debentures	413	(81)	332

Total Interest-Bearing Liabilities	$2,023	$195	$2,218

Net Interest Income	$10,622	$(1,239)	$9,383

	Year Ended December 31, 2016 Compared with Year Ended December 31, 2015			Year Ended December 31, 2015 Compared with Year Ended December 31, 2014
	Change Due To:			Change Due To:
			Interest Variance			Interest Variance
(dollars in thousands)	Volume	Rate		Volume	Rate
Interest Earning Assets:
Cash Investments	$(16)	$20	$4	$(91)	$75	$(16)
Investment Securities:
Taxable Investment Securities	787	(201)	586	139	(145)	(6)
Tax Exempt Investment Securities	1,371	33	1,405	615	248	863

Total Securities	2,158	(167)	1,991	754	103	857
Loans	11,397	(1,501)	9,896	8,362	(3,133)	5,229
Federal Home Loan Bank Stock	14	26	40	19	22	41

Total Interest Earning Assets	$13,553	$(1,623)	$11,931	$9,044	$(2,933)	$6,111

Interest Bearing Liabilities:
Interest Bearing Transaction Deposits	79	(140)	(61)	(10)	(19)	(29)
Savings and Money Market Deposits	493	215	708	—	228	228
Time Deposits	521	279	800	402	423	825
Brokered Deposits	263	81	344	254	147	401
Federal Funds Purchased	(54)	28	(26)	72	1	73
Notes Payable	135	(198)	(63)	204	18	222
FHLB Advances	477	(74)	403	219	13	232
Subordinated Debentures	(89)	—	(89)	(23)	(16)	(39)

Total Interest Bearing Liabilities	$1,825	$191	$2,016	$1,118	$795	$1,913

Net Interest Income	$11,728	$(1,813)	$9,915	$7,926	$(3,728)	$4,198

Results of Operations—Comparison of Results of Operations for the Nine Months Ended September 30, 2017 and September 30, 2016

        The following discussion of our results of operations compares the nine months ended September 30, 2017, to the nine months ended September 30, 2016. The results of operations for the nine months ended September 30, 2017 are not necessarily indicative of the results of operations that may be expected for the year ending December 31, 2017.

  Net Income

        Net income and net income available to voting and non-voting common shareholders for the nine months ended September 30, 2017 and 2016 was $13.6 million and $9.8 million, respectively. The increase in net income was primarily attributable to increases in net interest income due to the Company's growth in loans. Partially offsetting the revenue increases were higher employee, occupancy, and other operating expenses, which increased commensurate with the Company's growing infrastructure. Our annualized ROA for the nine months ended September 30, 2017 and 2016 was 1.28% and 1.24%, respectively. Our annualized ROE for the nine months ended September 30, 2017 and 2016 was 14.40% and 13.40%, respectively.

  Net Interest Income

        Our primary source of revenue is net interest income, which is impacted by the level of interest earning assets and related funding sources, as well as changes in the levels of interest rates. The difference between the average yield on earning assets and the average rate paid for interest bearing liabilities is the net interest spread. Noninterest bearing sources of funds, such as demand deposits and shareholders' equity, also support earning assets. The impact of the noninterest bearing sources of funds is captured in the net interest margin, which is calculated as net interest income divided by average earning assets. Both the net interest margin and net interest spread are presented on a tax-equivalent basis, which means that tax-free interest income has been adjusted to pretax-equivalent income, assuming a 35% tax rate. Our management's ability to respond to changes in interest rates by effective asset-liability management techniques is critical to maintaining the stability of the net interest margin and the momentum of our primary source of earnings.

        The net interest margin is impacted by the average volumes of interest-sensitive assets and interest-sensitive liabilities and by the difference between the yield on interest-sensitive assets and the cost of interest-sensitive liabilities (spread). Loan fees collected at origination represent an additional adjustment to the yield on loans. Our spread can be affected by economic conditions, the competitive environment, loan demand, and deposit flows. The net yield on earning assets is an indicator of the effectiveness of our ability to manage the net interest margin by managing the overall yield on assets and cost of funding those assets.

        The two primary factors that make up the spread are the interest rates received on loans and the interest rates paid on deposits. We have been disciplined in raising interest rates on deposits only as the market demanded and thereby managing our cost of funds. Also, we have not generally competed for new loans on interest rate alone, but rather we have relied significantly on effective marketing to business customers.

        For the nine months ended September 30, 2017, net interest income was $39.3 million, an increase of $8.7 million, or 28.4%, compared to net interest income of $30.6 million for the same period in 2016. The increase in net interest income was largely attributable to growth in average interest earning assets, which increased by 33.0% to $1.4 billion for 2017, from $1.0 billion for the same period in 2016.

        Our net interest spread and net interest margin were 3.58% and 3.93%, respectively, for the nine months ended September 30, 2017, compared to 3.72% and 4.03%, respectively, for the nine months ended September 30, 2016. Our average interest earning assets for the nine months ended September 30, 2017, increased $345.8 million, or 33.0%, to $1.4 billion from $1.0 billion for the nine months ended September 30, 2016. This increase in our average interest earning assets was due to continued organic growth in our loan portfolio as a result of increased loan production. Our average interest bearing liabilities increased $224.6 million, or 29.8%, to $977.5 million at September 30, 2017, from $752.9 million at September 30, 2016. This increase in our average interest bearing liabilities was primarily due to an increase in interest bearing deposits and the issuance of $25.0 million of subordinated debentures in July of 2017. The ratio of our average interest earning assets to average interest bearing liabilities was 142.4% and 139.0% for the nine months ended September 30, 2017, and 2016, respectively.

        Our average interest earning assets produced a tax-equivalent yield of 4.73% for the nine months ended September 30, 2017, compared to 4.82% for the nine months ended September 30, 2016. The average rate paid on interest bearing liabilities was 1.15% for the nine months ended September 30, 2017, compared to 1.10% for the nine months ended September 30, 2016.

        Interest Income.    Total interest income on a tax-equivalent basis was $49.4 million for the nine months ended September 30, 2017, compared to $37.8 million for the nine months ended September 30, 2016. The $11.6 million, or 30.6%, increase in total interest income on a tax-equivalent basis was primarily due to growth in our loan and investment securities portfolios.

        Interest income on loans for the nine months ended September 30, 2017, was $43.1 million compared to $34.0 million for the nine months ended September 30, 2016. The $9.0 million, or 26.5%, increase was primarily due to a 30.6% increase in the average balance of loans outstanding offset in part by a 17 basis point decrease in the average yield on loans. The increase in the average balance of loans outstanding was primarily due to loan growth in commercial real estate loans. The lower yield on the loan portfolio resulted primarily from the low interest rate environment. Interest income on our investment securities portfolio increased $2.6 million, or 75.1%, to $6.1 million in the nine months ended September 30, 2017, compared to $3.5 million in the nine months ended September 30, 2016. This increase was mainly attributable to growth in the average balance of the investment portfolio of 65.9% for the nine months ended September 30, 2017, compared to the nine months ended September 30, 2016. Such growth in investment securities was intended to address the Company's rising loan-to-deposit ratio and further diversify our earning asset composition. Furthermore, meaningful growth in the investment portfolio added necessary on-balance sheet liquidity, as investment securities were more actively utilized for pledging to public entities.

        Interest Expense.    Interest expense on interest bearing liabilities increased $2.2 million, or 35.6%, to $8.4 million for the nine months ended September 30, 2017, as compared to the nine months ended September 30, 2016, primarily due to increases in average balances of both deposits and borrowings.

        Interest expense on deposits increased to $6.9 million for the nine months ended September 30, 2017, as compared to $5.1 million for the nine months ended September 30, 2016. The $1.8 million, or 36.0%, increase in interest expense on deposits was primarily due to the average balance of deposits increasing 31.1% combined with a 4 basis point increase in the average rate paid. The increase in the average balance of deposits resulted primarily from increases in transaction deposits, savings and money market deposits, time deposits and brokered deposits. The increase in the average rate paid was primarily due to the impact of higher market interest rates demanded on deposits.

        Interest expense on borrowings increased $394,000, or 34.1%, to $1.5 million in the nine months ended September 30, 2017 as compared to the nine months ended September 30, 2016. This increase reflected increased interest expense primarily as a result of the issuance of $25.0 million in subordinated debentures in July 2017 as well as an increased average balance and cost of federal funds purchased, offset in part by a reduction in interest expense on FHLB advances primarily due to the maturity of higher rate advances.

  Provision for Loan Losses

        The provision for loan losses was $3.0 million for the nine months ended September 30, 2017, and $2.3 million for the nine months ended September 30, 2016, due largely, in both periods, to growth in the Bank's loan portfolio. The allowance for loan losses to total loans was 1.20% at September 30, 2017, and 1.23% at September 30, 2016.

  Noninterest Income

        Noninterest income was $2.0 million for the first nine months of 2017, compared to $2.3 million for the first nine months of 2016. The decrease was due to decreased gains on sales of investment securities of $1.1 million, partially offset by increased fees on deposits of $152,000 and increased foreclosed asset gains of $383,000. Increased fees related to customer deposit accounts are due to an overall increase in the number of our deposit customers. The following table presents the major components of noninterest income for the nine months ended September 30, 2017, compared to the nine months ended September 30, 2016:

	Nine Months Ended September 30,
			Increase/ (Decrease)
	2017	2016
	(dollars in thousands)
Noninterest Income:
Customer Service Fees	$483	$331	$152
Net Gain (Loss) on Sales of Securities	(51)	1,001	(1,052)
Net Gain (Loss) on Sales of Foreclosed Assets	352	(31)	383
Letter of Credit Fees	634	681	(47)
Debit Card Interchange Fees	293	170	123
Other Income	242	125	117

Totals	$1,953	$2,277	$(324)

Noninterest Expense

        Noninterest expense has increased significantly in recent years as we have expanded our geographic reach within our market area and invested in our infrastructure to support our strong asset growth.

        For the nine months ended September 30, 2017, noninterest expense totaled $16.6 million, a $1.8 million, or 12.5%, increase from $14.8 million for the nine months ended September 30, 2016. This increase was primarily due to higher salaries and employee benefits of $611,000, occupancy and equipment expenses of $338,000, professional and consulting expenses of $783,000, and other expenses of $370,000 which include various items related to the Company's growth and increased volume of business. The following table presents the major components of noninterest expense for the nine months ended September 30, 2017, compared to the nine months ended September 30, 2016:

	Nine Months Ended September 30,
			Increase/ (Decrease)
	2017	2016
	(dollars in thousands)
Noninterest Expense:
Salaries and Employee Benefits	$9,945	$9,334	$611
Occupancy and Equipment	1,629	1,291	338
Data Processing	464	457	7
Professional and Consulting Fees	1,328	545	783
Information Technology	338	283	55
Marketing and Advertising	736	724	12
Acquisition Expenses	—	323	(323)
Other Expense	2,194	1,824	370

Totals	$16,634	$14,781	$1,853

        Management continues to focus efforts on supporting growth primarily by adding to staff, investing in technology, and by enhancing risk controls. At the same time, management seeks to contain costs whenever prudent. We believe our success in this regard is evident in the stability of our efficiency ratio, a widely-followed metric in the banking industry which measures operating expenses as a percentage of net revenue.

  Income Tax Expense

        The provision for income taxes includes both federal and state taxes. Fluctuations in effective tax rates reflect the effect of the differences in the inclusion or deductibility of certain income and expenses for income tax purposes. Our future effective income tax rate will fluctuate based on the mix of taxable and tax-free investments and loans we make and our overall taxable income.

        We recorded income tax expense of $8.1 million for the first nine months of 2017, compared to $6.0 million for the first nine months of 2016. Our effective tax rate for the nine months ended September 30, 2017 and 2016 was 37.4% and 38.1%, respectively. Management has thus far taken a conservative approach to the Company's tax position and is currently exploring various strategies to potentially lower our effective tax rates in the future.

Results of Operations—For the Year Ended December 31, 2016

        The following discussion of our results of operations is for the year ended December 31, 2016.

  Net Income

        Net income and net income available to voting and non-voting common shareholders for the year ended December 31, 2016 was $13.2 million, which resulted in an ROA for the year ended December 31, 2016 of 1.20% and an ROE of 12.88%.

  Net Interest Income

        For the year ended December 31, 2016, net interest income grew 28.8% to $42.1 million. The increase in net interest income was largely attributable to growth in average interest earning assets, which increased by 35.4% to $1.1 billion during 2016. Our net interest spread and net interest margin were 3.69% and 4.00%, respectively, for the year ended December 31, 2016. Our average interest bearing liabilities increased 29.0% during 2016 to $777.7 million. The ratio of our average interest earning assets to average interest bearing liabilities was 140.0% for the year ended December 31, 2016. Our average interest earning assets produced a tax-equivalent yield of 4.78% for the year ended December 31, 2016. The average rate paid on interest bearing liabilities was 1.09% for the year ended December 31, 2016.

        Interest Income.    Total interest income on a tax-equivalent basis increased 29.7% to $52.0 million for the year ended December 31, 2016. Interest income on loans for the year ended December 31, 2016, was $46.6 million. Our average balance of loans outstanding increased 31.0% and our average yield on loans decreased 17 basis points during 2016. Interest income on our investment securities portfolio increased 65.0% to $5.1 million in 2016.

        Interest Expense.    Interest expense on interest bearing liabilities increased 31.0% to $8.5 million for the year ended December 31, 2016. Interest expense on deposits increased 34.7% to $7.0 million during 2016. Interest expense on borrowings increased 16.9% to $1.6 million during 2016.

  Provision for Loan Losses

        The provision for loan losses was $3.3 million for the year ended December 31, 2016, due largely to growth in the Bank's loan portfolio. The allowance for loan losses to total loans ratio was 1.23% at December 31, 2016.

  Noninterest Income

        Noninterest income was $2.6 million for the year ended December 31, 2016. The following table presents the major components of noninterest income for the year ended December 31, 2016:

Year Ended December 31,
(dollars in thousands)	2016
Noninterest Income:
Customer Service Fees	$490
Net Gain (Loss) on Sales of Securities	830
Net Gain (Loss) on Sales of Foreclosed Assets	(30)
Letter of Credit Fees	842
Debit Card Interchange Fees	265
Other Income	170

Totals	$2,567

  Noninterest Expense

        For the year ended December 31, 2016, noninterest expenses totaled $20.2 million. The following table presents the major components of noninterest expense for the year ended December 31, 2016:

Year Ended December 31,
(dollars in thousands)	2016
Noninterest Income:
Salaries and Employee Benefits	$12,087
Occupancy and Equipment	1,821
Data Processing	667
Professional and Consulting Fees	904
Information Technology	394
Marketing and Advertising	864
Acquisition Expenses	323
Provision for Off-Balance Sheet Reserve	290
Other Expense	2,818

Totals	$20,168

        Management continues to focus efforts on supporting growth primarily by adding to staff, investing in technology, and by enhancing risk controls. At the same time, management seeks to contain costs whenever prudent. Our success in this regard is evident in the stable nature of our efficiency ratio, a widely-followed metric in the banking industry which measures operating expenses as a percentage of net revenue.

  Income Tax Expense

        We recorded income tax expense of $8.1 million for the year ended December 31, 2016, with an effective tax rate of 37.9%. Management has thus far taken a conservative approach to the Company's tax position and is currently exploring various strategies to potentially lower our effective tax rates in the future.

Financial Condition

  Assets

        Total assets at September 30, 2017 were $1.6 billion, an increase of $296.3 million, or 23.6%, over total assets of $1.3 billion at December 31, 2016. Total gross loans increased $271.2 million, or 27.1%, to $1.3 billion at September 30, 2017, compared to $1.0 billion at December 31, 2016. Securities available for sale were $243.3 million at September 30, 2017, compared to $217.1 million at December 31, 2016, an increase of $26.2 million or 12.1%. Total deposits increased by $271.2 million, or 26.5%, between December 31, 2016 and September 30, 2017.

  Investment Securities Portfolio

        Our investment securities portfolio is used to make various term investments, maintain a source of liquidity and serve as collateral for certain types of deposits. We manage our investment securities portfolio according to a written investment policy. Investment balances in our investment securities portfolio are subject to change over time based on our funding needs and interest rate risk management objectives. Our liquidity levels take into account anticipated future cash flows and all available sources of credits and are maintained at levels management believes are appropriate to assure future flexibility in meeting our anticipated funding needs.

        Our securities investment portfolio consists primarily of municipal securities, U.S. government agency mortgage backed securities, and Small Business Administration, or SBA, securities, although we also hold corporate securities and other debt securities, all with varying contractual maturities. However, these maturities do not necessarily represent the expected life of the securities as the securities may be called or paid down without penalty prior to their stated maturities. The Bank's investment committee reviews the investment securities portfolio on an ongoing basis to ensure that the investments conform to our investment policy.

        All investments are classified as "available for sale" securities. As a result, the carrying values of our investment securities are adjusted on a monthly basis for unrealized gain or loss as a valuation allowance, and any gain or loss is reported on an after-tax basis as a component of other comprehensive income in shareholders' equity. Periodically, we may need to assess whether there have been any events or economic circumstances to indicate that a security on which there is an unrealized loss is impaired on an other-than-temporary basis. In any such instance, we would consider many factors, including the severity and duration of the impairment, our intent and ability to hold the security for a period of time sufficient for a recovery in value, recent events specific to the issuer or industry, and for debt securities, external credit ratings and recent downgrades. Securities on which there is an unrealized loss that is deemed to be other-than-temporary are written down to fair value, with the write-down recorded as a realized loss in securities gains (losses).

        At September 30, 2017, municipal securities represented 56.9% of the investment securities portfolio, government agency mortgage-backed securities represented 24.0% of the investment securities portfolio, SBA securities represented 16.6% of the investment securities portfolio, corporate securities represented 1.7% of the investment securities portfolio, and other mortgage-backed securities represented 0.8% of the investment securities portfolio. The following table presents the amortized cost and fair value of securities available for sale by type at September 30, 2017 and December 31, 2016.

	September 30, 2017		December 31, 2016		December 31, 2015
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
U.S. Treasury Securities	$—	$—	$—	$—	$4,928	$4,934
SBA Securities	40,318	40,344	25,453	25,405	6,002	6,024
Mortgage-Backed Securities Issued or Guaranteed by U.S. Agencies (MBS):
Residential Pass-Through:
Guaranteed by GNMA	7,228	7,104	7,712	7,442	975	974
Issued by FNMA and FHLMC	14,027	13,854	13,891	13,868	3,988	4,079
Other Residential Mortgage-Backed Securities	27,508	26,990	34,859	33,978	11,598	11,594
Commercial Mortgage-Backed Securities	10,473	10,363	10,247	9,686	—	—
All Other Commercial MBS	2,000	2,000	—	—	—	—

Total MBS	61,236	60,311	66,710	64,974	16,561	16,647

Municipal Securities	136,095	138,540	128,124	124,697	71,850	73,164
Corporate Securities	4,054	4,117	2,059	2,007	—	—

Total	$241,703	$243,312	$222,345	$217,083	$99,341	$100,769

        The following tables present the fair value of our securities as of September 30, 2017 and December 31, 2016 by their stated maturities, as well as the fully tax-equivalent yields for each maturity range.

	Maturity as of September 30, 2017
	Due in One Year or Less		More Than One Year to Five Years		More Than Five Years to Ten Years		Due After Ten Years
	Fair Value	Weighted Average Yield	Fair Value	Weighted Average Yield	Fair Value	Weighted Average Yield	Fair Value	Weighted Average Yield
SBA Securities	$—	—%	$—	—%	$11,744	2.23%	$28,600	2.22%
Mortgage-Backed Securities Issued or Guaranteed by U.S. Agencies (MBS):
Residential Pass-Through:
Guaranteed by GNMA	—	—	—	—	—	—	7,104	2.04
Issued by FNMA and FHLMC	—	—	—	—	809	2.02	13,045	1.35
Other Residential Mortgage-Backed Securities	—	—	972	1.50	392	1.85	25,626	2.28
Commercial Mortgage-Backed Securities	—	—	1,579	1.75	6,688	2.24	2,096	3.01
All Other Commercial MBS	—	—	—	—	—	—	2,000	3.52

Total MBS	—	—	2,551	1.65	7,889	2.20	49,870	2.08

Municipal Securities	1,636	2.14	10,827	3.78	15,073	4.89	111,004	4.60
Corporate Securities	—	—	—	—	4,117	5.15	—	—

Total	$1,636	2.14%	$13,378	3.37%	$38,824	3.57%	$189,474	3.58%

	Maturity as of December 31, 2016
	Due in One Year or Less		More Than One Year to Five Years		More Than Five Years to Ten Years		Due After Ten Years
	Fair Value	Weighted Average Yield	Fair Value	Weighted Average Yield	Fair Value	Weighted Average Yield	Fair Value	Weighted Average Yield
U.S. Treasury Securities
SBA Securities	$—	—%	$—	—%	$9,365	1.68%	$16,040	1.81%
Mortgage-Backed Securities Issued or Guaranteed by U.S. Agencies (MBS):
Residential Pass-Through:
Guaranteed by GNMA	—	—	—	—	—	—	7,442	1.98
Issued by FNMA and GHLMC	—	—	—	—	1,299	1.55	12,569	1.19
Other Residential Mortgage-Backed Securities	—	—	4,015	0.33	1,897	0.87	28,065	1.30
Commercial Mortgage-Backed Securities	—	—	1,596	1.77	3,516	1.97	4,574	2.52

Total MBS	—	—	5,612	0.74	6,712	1.58	52,650	1.47

Municipal Securities	2,790	2.67	9,401	3.71	14,449	4.87	98,058	4.34
Corporate Securities	—	—	—	—	2,007	4.76	—	—

Total	$2,790	2.67%	$15,012	2.60%	$32,533	3.27%	$166,747	3.19%

        The objective of our investment policy is to invest funds to provide sufficient liquidity, maximize the total return of the portfolio, mitigate interest rate risk, manage tax liabilities, and meet pledging requirements. In doing so, we balance the market and credit risks against the potential investment return, make investments compatible with the pledge requirements of any deposits of public funds, maintain compliance with regulatory investment requirements, and assist certain public entities with their financial needs. The Bank's Investment Committee has full authority over the investment securities portfolio and makes decisions on purchases and sales of securities. The entire portfolio, along with all investment transactions occurring since the previous board of directors meeting, is reviewed by the board at each monthly meeting. The investment policy allows portfolio holdings to include short-term securities purchased to provide us with needed liquidity and longer term securities purchased to generate level income for us over periods of interest rate fluctuations.

  Loan Portfolio

        The following table details composition and percentage composition of our loan portfolio, by category, at the dates indicated:

	September 30, 2017		December 31, 2016		December 31, 2015		December 31, 2014		December 31, 2013		December 31, 2012
(dollars in thousands)	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
Commercial and Industrial	$192,840	15.16%	$132,592	13.25%	$103,905	13.00%	$64,143	10.71%	$52,045	10.91%	$38,463	10.08%
Construction and Land Development	119,427	9.39	106,070	10.60	116,314	14.55	90,195	15.07	74,508	15.62	52,026	13.63
Real Estate Mortgage:
1 - 4 Family Mortgage	187,573	14.75	178,815	17.87	143,232	17.92	141,601	23.66	116,885	24.50	111,651	29.26
Multifamily	286,191	22.50	205,250	20.51	168,458	21.07	143,912	24.04	108,255	22.69	83,912	21.99
CRE Owner Occupied	59,208	4.65	62,347	6.23	48,917	6.12	31,734	5.30	36,364	7.62	34,965	9.16
CRE Nonowner Occupied	422,269	33.20	311,835	31.16	215,995	27.02	123,399	20.62	86,648	18.16	59,196	15.51

Total Real Estate Mortgage Loans	955,241	75.10	758,247	75.77	576,602	72.12	440,646	73.62	348,152	72.97	289,724	75.92
Consumer and Other	4,454	0.35	3,830	0.38	2,676	0.33	3,563	0.60	2,409	0.50	1,394	0.37

Total Loans, Gross	1,271,962	100.00%	1,000,739	100.00%	799,497	100.00%	598,547	100.00%	477,114	100.00%	381,607	100.00%

Allowance for Loan Losses	(15,219)		(12,333)		(10,052)		(9,489)		(8,360)		(7,515)
Net Deferred Loan Fees	(4,128)		(3,266)		(2,686)		(1,762)		(1,086)		(650)

Total Loans, Net	$1,252,615		$985,140		$786,759		$587,296		$467,668		$373,442

        As shown in the table above, we have experienced significant growth in our loan portfolio over the past five years, although the relative composition of our loan portfolio has not changed significantly over that time. Our primary focus has been on real estate mortgage lending, which constituted 75.1% of the portfolio as of September 30, 2017. Although we expect continued growth in our loan portfolio, we do not expect any significant changes in the foreseeable future in the composition of our loan portfolio or in our emphasis on real estate lending.

        Our loan growth since inception has been reflective of the market we serve. Since 2012, our real estate portfolio has continued to experience strong growth, as economic conditions within our market have improved. The biggest components of our loan portfolio at September 30, 2017 and December 31, 2016, were multifamily real estate and nonowner occupied commercial real estate. Our multifamily loans at September 30, 2017, were $286.2 million, an increase of $80.9 million, or 39.4%, compared to $205.3 million at December 31, 2016. Our nonowner occupied real estate loans at September 30, 2017 were $422.3 million, an increase of $110.5 million, or 35.4%, compared to $311.8 million at December 31, 2016.

        The following table details maturities and sensitivity to interest rate changes for our loan portfolio at September 30, 2017 and December 31, 2016:

	As of September 30, 2017
(dollars in thousands)	Due in One Year or Less	More Than One Year to Five Years	After Five Years
Commercial and Industrial	$108,769	$67,372	$16,699
Construction and Land Development	92,788	22,216	4,423
Real Estate Mortgage:
1 - 4 Family Mortgage	43,428	127,903	16,242
Multifamily	8,052	101,186	176,953
CRE Owner Occupied	6,993	29,861	22,354
CRE Nonowner Occupied	86,800	203,154	132,315

Total Real Estate Mortgage Loans	145,273	462,104	347,864
Consumer and Other	1,194	3,196	64

Total Loans, Gross	$348,024	$554,888	$369,050

Interest Rate Sensitivity:
Fixed Interest Rates	$137,609	$426,940	$102,819
Floating or Adjustable Rates	210,415	127,948	266,231

Total Loans, Gross	$348,024	$554,888	$369,050

	As of December 31, 2016
(dollars in thousands)	Due in One Year or Less	More Than One Year to Five Years	After Five Years
Commercial and Industrial	$58,776	$61,809	$12,007
Construction and Land Development	89,060	16,181	829
Real Estate Mortgage:
1 - 4 Family Mortgage	46,289	121,901	10,625
Multifamily	28,661	78,057	98,532
CRE Owner Occupied	4,749	34,910	22,688
CRE Nonowner Occupied	50,050	161,151	100,634

Total Real Estate Mortgage Loans	129,749	396,019	232,479
Consumer and Other	697	2,776	357

Total Loans, Gross	$278,282	$476,785	$245,672

Interest Rate Sensitivity:
Fixed Interest Rates	$118,651	$367,346	$71,453
Floating or Adjustable Rates	159,631	109,439	174,219

Total Loans, Gross	$278,282	$476,785	$245,672

  Asset Quality

        Federal regulations and our internal policies require that we utilize an asset classification system as a means of managing and reporting problem and potential problem assets. We have incorporated an internal asset classification system, substantially consistent with federal banking regulations, as a part of our credit monitoring system. Federal banking regulations set forth a classification scheme for problem and potential problem assets as "substandard," "doubtful" or "loss" assets. An asset is considered "substandard" if it is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. "Substandard" assets include those characterized by the "distinct possibility" that the insured institution will sustain "some loss" if the deficiencies are not corrected. Assets classified as "doubtful" have all of the weaknesses inherent in those classified "substandard" with the added characteristic that the weaknesses present make "collection or liquidation in full," on the basis of currently existing facts, conditions, and values, "highly questionable and improbable." Assets classified as "loss" are those considered "uncollectible" and of such little value that their continuance as assets without the establishment of a specific loss reserve is not warranted. Assets which do not currently expose the insured institution to sufficient risk to warrant classification in one of the aforementioned categories but possess weaknesses are required to be designated "watch."

        The table below sets forth information on our asset classification at September 30, 2017. We had no assets classified as doubtful or loss.

	Risk Category
(dollars in thousands)	Watch	Substandard	Total
Commercial and Industrial	$—	$209	$209
Construction and Land Development	—	589	589
Real Estate Mortgage:			—
1 - 4 Family Mortgage	—	2,557	2,557
Multifamily	—	66	66
CRE Owner Occupied	—	2,153	2,153
CRE Nonowner Occupied	5,529	—	5,529

Total Real Estate Mortgage Loans	5,529	4,776	10,305
Consumer and Other	—	78	78

Totals	$5,529	$5,652	$11,181

  Nonperforming Assets

        Nonperforming loans include loans accounted for on a nonaccrual basis and loans 90 days past due and still accruing. Nonperforming assets consist of nonperforming loans plus foreclosed assets (i.e., real estate acquired through foreclosure). Nonaccrual loans as of September 30, 2017 and December 31, 2016 totaled $1.3 million and $2.3 million, respectively. There were no loans 90 days past due and still accruing as of September 30, 2017 or December 31, 2016.

        The following table summarizes our nonperforming assets, by category, at the dates indicated:

	September 30,	December 31,
(dollars in thousands)	2017	2016	2015	2014	2013	2012
Nonaccrual Loans:
Commercial and Industrial	$9	$15	$98	$148	$—	$298
Construction and Land Development	589	604	615	626	1,866	2,695
Real Estate Mortgage:
1 - 4 Family Mortgage	610	805	1,029	149	99	699
Multifamily	—	—	—	—	—	—
CRE Owner Occupied	—	—	596	—	490	—
CRE Nonowner Occupied	—	801	—	—	2,321	169

Total Real Estate Mortgage Loans	610	1,606	1,625	149	2,910	868
Consumer and Other	78	98	—	—	—	—

Total Nonaccrual Loans	$1,286	$2,323	$2,338	$923	$4,776	$3,861
90+ Days Past Due and Accruing:
Commercial and Industrial	$—	$—	$—	$—	$—	$—
Construction and Land Development	—	—	—	—	—	—
Real Estate Mortgage:
1 - 4 Family Mortgage	—	—	—	—	—	—
Multifamily	—	—	—	—	—	—
CRE Owner Occupied	—	—	—	—	—	317
CRE Nonowner Occupied	—	—	—	—	—	—

Total Real Estate Mortgage Loans	—	—	—	—	—	317
Consumer and Other	—	—	—	—	—	—

Total 90+ Days Past Due Still Accruing	$—	$—	$—	$—	$—	$317

Total Nonperforming Loans	$1,286	$2,323	$2,338	$923	$4,776	$4,178
Plus: Foreclosed Assets	761	4,183	726	2,944	3,944	5,603

Total Nonperforming Assets(1)	$2,047	$6,506	$3,064	$3,867	$8,720	$9,781
Total Restructured Accruing Loans	2,377	3,286	4,270	6,153	6,130	8,163

Total Nonperforming Assets and Restructured Accruing Loans	$4,424	$9,792	$7,334	$10,020	$14,850	$17,944

Nonaccrual Loans to Total Loans	0.10%	0.23%	0.29%	0.15%	1.00%	1.01%
Nonperforming Loans to Total Loans	0.10	0.23	0.29	0.15	1.00	1.09
Nonperforming Assets to Total Loans Plus Foreclosed Assets(1)	0.16	0.65	0.38	0.64	1.81	2.53
Nonperforming Assets and Restructured Accruing Loans to Total Loans Plus Foreclosed Assets	0.35	0.97	0.92	1.67	3.09	4.63

(1)
Nonperforming assets are defined as nonaccrual loans and loans greater than 90 days past due still accruing plus foreclosed assets.

        The balance of nonperforming assets can fluctuate due to changes in economic conditions. We have established a policy to discontinue accruing interest on a loan (that is, place the loan on nonaccrual status) after it has become 90 days delinquent as to payment of principal or interest, unless the loan is considered to be well-collateralized and is actively in the process of collection. In addition, a loan will be placed on nonaccrual status before it becomes 90 days delinquent unless management believes that the collection of interest is expected. Interest previously accrued but uncollected on such loans is reversed and charged against current income when the receivable is determined to be uncollectible. Interest income on nonaccrual loans is recognized only as received. If we believe that a loan will not be collected in full, we will increase the allowance for loan losses to reflect management's estimate of any potential exposure or loss. Generally, payments received on nonaccrual loans are applied directly to principal. There are not any loans, outside of those included in the table above, that cause management to have serious doubts as to the ability of borrowers to comply with present repayment terms.

  Allowance for Loan Losses

        The allowance for loan losses is a reserve established through charges to earnings in the form of a provision for loan losses. We maintain an allowance for loan losses at a level management considers adequate to provide for known and probable incurred losses in the portfolio. The level of the allowance is based on management's evaluation of estimated losses in the portfolio, after consideration of risk characteristics of the loans and prevailing and anticipated economic conditions. Loan charge-offs (i.e., loans judged to be uncollectible) are charged against the reserve and any subsequent recovery is credited. Our officers analyze risks within the loan portfolio on a continuous basis. A risk system, consisting of multiple grading categories for each portfolio class, is utilized as an analytical tool to assess risk and appropriate reserves. In addition to the risk system, management further evaluates risk characteristics of the loan portfolio under current and anticipated economic conditions and considers such factors as the financial condition of the borrower, past and expected loss experience, and other factors which management feels deserve recognition in establishing an appropriate reserve. These estimates are reviewed at least quarterly, and, as adjustments become necessary, they are recognized in the periods in which they become known. Although management strives to maintain an allowance it deems adequate, future economic changes, deterioration of borrowers' creditworthiness, and the impact of examinations by regulatory agencies all could cause changes to our allowance for loan losses.

        At September 30, 2017, the allowance for loan losses was $15.2 million, an increase of $2.9 million from December 31, 2016. Net charge-offs totaled $89,000 during the first nine months of 2017 and $546,000 for the first nine months of 2016. The allowance for loan losses as a percentage of total loans was 1.20% at September 30, 2017, and 1.23% at December 31, 2016.

        The following is a summary of the activity in the allowance for loan loss reserve for the periods indicated:

	As of and for the Nine Months Ended September 30,		As of and for the Year Ended December 31,
(dollars in thousands)	2017	2016	2016	2015	2014	2013	2012
Balance, Beginning of Period	$12,333	$10,052	$10,052	$9,489	$8,361	$7,515	$7,187
Charge-offs:
Commercial and Industrial	1	8	107	34	42	191	258
Construction and Land Development	—	248	248	348	249	564	540
Real Estate Mortgage:
1 - 4 Family Mortgage	—	1	1	662	190	408	2,003
Multifamily	—	—	—	—	—	—	37
CRE Owner Occupied	—	—	123	—	5	518	1,033
CRE Nonowner Occupied	111	314	613	—	113	714	244

Total Real Estate Mortgage Loans	111	315	737	662	308	1,640	3,317
Consumer and Other	18	11	22	—	—	4	55

Total Charge-offs	130	582	1,114	1,044	599	2,399	4,170

Recoveries:
Commercial and Industrial	2	1	101	1	68	38	11
Construction and Land Development	2	7	8	29	29	54	68
Real Estate Mortgage:
1 - 4 Family Mortgage	33	25	32	29	24	94	29
Multifamily	—	—	—	5	—	14	—
CRE Owner Occupied	—	—	—	28	91	—	—
CRE Nonowner Occupied	—	—	—	—	—	25	—

Total Real Estate Mortgage Loans	33	25	32	62	115	133	29
Consumer and Other	4	3	4	15	15	20	—

Total Recoveries	41	36	145	107	227	245	108

Net Charge-offs	89	546	969	937	372	2,154	4,062

Provision for Loan Losses	2,975	2,250	3,250	1,500	1,500	3,000	4,390

Balance at End of Period	$15,219	$11,756	$12,333	$10,052	$9,489	$8,361	$7,515

Gross Loans, End of Period	1,271,962	957,187	1,000,739	799,497	598,547	477,114	381,607
Average Loans	1,132,217	866,676	896,915	684,498	540,894	423,510	360,181
Net Charge-offs to Average Loans	0.01%	0.06%	0.11%	0.14%	0.07%	0.51%	1.13%
Allowance to Total Loans	1.20%	1.23%	1.23%	1.26%	1.59%	1.75%	1.97%

        The following table presents a summary of the allocation of the allowance for loan losses by loan portfolio segment for the periods indicated:

	September 30, 2017		December 31, 2016		December 31, 2015		December 31, 2014		December 31, 2013		December 31, 2012
(dollars in thousands)	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
Commercial and Industrial	$1,926	12.65%	$1,315	10.67%	$1,349	13.42%	$1,093	11.52%	$1,646	19.69%	$858	11.42%
Construction and Land Development	1,513	9.94	1,379	11.18	1,708	16.99	1,841	19.40	1,548	18.52	1,598	21.26
Real Estate Mortgage:
1 - 4 Family Mortgage	2,035	13.37	2,410	19.54	1,765	17.56	2,168	22.85	1,885	22.54	2,476	32.95
Multifamily	2,341	15.38	1,568	12.71	871	8.66	910	9.59	527	6.30	460	6.12
CRE Owner Occupied	1,103	7.25	1,160	9.41	1,019	10.14	717	7.56	677	8.10	944	12.56
CRE Nonowner Occupied	4,772	31.36	3,323	26.94	2,452	24.39	1,628	17.15	1,362	16.29	1,125	14.97

Total Real Estate Mortgage Loans	10,251	67.36	8,461	68.60	6,107	60.75	5,423	57.15	4,451	53.23	5,005	66.60
Consumer and Other	68	0.45	78	0.63	36	0.36	64	0.67	48	0.58	30	0.40
Unallocated	1,461	9.60	1,100	8.92	852	8.48	1,068	11.26	667	7.98	24	0.32

Total Allowance for Loan Losses	$15,219	100.00%	$12,333	100.00%	$10,052	100.00%	$9,489	100.00%	$8,360	100.00%	$7,515	100.00%

  Goodwill and Other Intangible Assets

        Goodwill was $2.6 million at September 30, 2017 and December 31, 2016. Goodwill represents the excess of the consideration paid over the fair value of the net assets acquired, which originated from the acquisition of First National Bank of the Lakes in May of 2016. Goodwill is not amortized but is subject to, at a minimum, an annual test for impairment. Other intangible assets consist of core deposit relationships and favorable lease term intangibles. Total other intangible assets at September 30, 2017 and December 31, 2016 were $1.3 million and $1.4 million, respectively. Other intangible assets are amortized over their estimated useful life.

  Deposits

        The following table details composition and percentage composition of our deposit portfolio, by category, at the dates indicated:

	September 30, 2017		December 31, 2016		December 31, 2015		December 31, 2014		December 31, 2013		December 31, 2012
(dollars in thousands)	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
Noninterest Bearing Transaction Deposits	$303,824	23.5%	$238,062	23.3%	$169,403	22.2%	$109,492	18.2%	$75,484	14.5%	$47,316	11.6%
Interest Bearing Transaction Deposits	188,485	14.6	147,031	14.4	130,496	17.1	119,083	19.8	125,378	24.0	125,440	30.6
Savings and Money Market Deposits	316,397	24.4	224,853	22.0	152,848	20.1	106,779	17.8	88,589	17.0	61,019	14.9
Time Deposits	289,084	22.3	273,229	26.7	192,620	25.3	182,504	30.3	156,705	30.0	128,521	31.4
Brokered Deposits	196,958	15.2	140,333	13.7	116,515	15.3	83,515	13.9	76,023	14.6	47,338	11.6

Total Deposits	$1,294,748	100.0%	$1,023,508	100.0%	$761,882	100.0%	$601,373	100.0%	$522,179	100.0%	$409,634	100.0%

        We rely on increasing our deposit base to fund loans and other asset growth. We compete for local deposits by offering simple products with competitive rates. Our strategy is to offset the higher cost of funding with a lower level of operating expense and firm pricing discipline for loan products. The following tables present the average balance and average rate paid on each of the following deposit categories for the nine months ended September 30, 2017 and 2016 and year ended December 31, 2016.

	As of and for the Nine Months Ended September 30, 2017		As of and for the Nine Months Ended September 30, 2016
(dollars in thousands)	Average Balance	Average Rate	Average Balance	Average Rate
Noninterest Bearing Transaction Deposits	$300,317	0.00%	$201,559	0.00%
Interest Bearing Transaction Deposits	171,317	0.21	139,533	0.30
Savings and Money Market Deposits	254,015	0.80	187,276	0.72
Time Deposits < $100,000	64,811	1.61	59,187	1.62
Time Deposits > $100,000	220,611	1.47	168,889	1.43
Brokered Deposits	172,638	1.46	118,777	1.36

Total Deposits	$1,183,709	0.78%	$875,221	0.77%

	As of and for the Year Ended December 31, 2016		As of and for the Year Ended December 31, 2015
(dollars in thousands)	Average Balance	Average Rate	Average Balance	Average Rate
Noninterest Bearing Transaction Deposits	$214,490	0.00%	$137,549	0.00%
Interest Bearing Transaction Deposits	141,427	0.28	120,724	0.38
Savings and Money Market	194,875	0.72	114,569	0.61
Time Deposits < $100,000	60,667	1.61	49,425	1.45
Time Deposits > $100,000	175,974	1.43	148,905	0.00
Brokered Deposits	121,767	1.35	101,309	1.29

Total Deposits	$909,200	0.76%	$672,481	0.77%

        The following table shows time deposits, including brokered time deposits, of $100,000 or more, by time remaining until maturity.

September 30,
(dollars in thousands)	2017
Three Months or Less	$47,925
Over Three Months through Six Months	46,139
Over Six Months through 12 Months	78,786
Over 12 Months	245,431

Totals	$418,281

  Borrowed Funds

  Federal Funds Purchased

        In addition to deposits, we use overnight borrowings to meet the daily liquidity needs of our customers and fund our loan growth. The following table summarizes overnight borrowings, which consist of federal funds purchased from our correspondent banks on an overnight basis at the prevailing overnight market rates and the weighted average interest rates paid for the periods presented:

	As of and for the Nine Months Ended September 30,		As of and for the Year Ended December 31,
(dollars in thousands)	2017	2016	2016	2015	2014
Outstanding at Period-End	$16,000	15,000	$44,000	$13,000	$10,000
Average Amount Outstanding	15,535	5,055	8,852	26,114	2,909
Maximum Amount Outstanding at any Month-End	39,000	15,000	44,000	74,900	10,000
Weighted Average Interest Rate:
During Period	1.02%	0.48%	0.63%	0.31%	0.31%
End of Period	1.34%	0.45%	0.81%	0.34%	0.28%
  FHLB Advances and Other Borrowings

        The Bank is a member of the FHLB, and as a result, is eligible for advances from the FHLB pursuant to the terms of various borrowing agreements, which assist us in the funding of our loan and investment portfolios. As of September 30, 2017 and December 31, 2016, we had $63.0 million and $53.0 million, respectively, in advances outstanding to the FHLB at a weighted average interest rate of 1.56% and 1.41%, respectively.

        As of September 30, 2017, the Bank was eligible to use the Federal Reserve discount window for borrowings. Based on assets available for collateral as of that date, the Bank's borrowing availability was approximately $35.1 million. As of September 30, 2017 and December 31, 2016, the Bank had no outstanding advances.

        On February 25, 2016, the Company entered into a note payable with an unaffiliated third party to borrow $20.0 million. The proceeds were used to payoff existing debt and contribute capital to the Bank to support continued loan growth of the Bank. Principal payments of $500,000, based on a 10-year amortization period, are due quarterly. The note bears interest at a variable rate equal to the one-month LIBOR plus 3.0% and is due monthly. The note is secured by 100% of the stock of the Bank and matures on February 25, 2021.

        The Bank has entered into a swap agreement with an unaffiliated third party in order to hedge interest rate risk associated with the note. This agreement provides for the Bank to make payments at a fixed rate in exchange for receiving payments at a variable rate determined by one-month LIBOR.

  Subordinated Debentures

        On July 12, 2017, the Company issued $25.0 million of subordinated debentures at an initial fixed interest rate of 5.875% which is payable semi-annually. Beginning July 15, 2022, the interest rate converts to a variable interest rate equal to the three-month LIBOR plus 3.88%. The subordinated debentures mature on July 15, 2027. This transaction enhanced the Company's liquidity and will be used to contribute equity to the Bank to support balance sheet growth. The subordinated debentures qualify as Tier 2 regulatory capital treatment for the first five years, under applicable regulatory guidelines.

  Contractual Obligations

        The following table contains supplemental information regarding our total contractual obligations at September 30, 2017:

	Payments Due
(dollars in thousands)	Within One Year	One to Three Years	Three to Five Years	After Five Years	Total
Deposits Without a Stated Maturity	$813,215	$—	$—	$—	$813,215
Time Deposits	196,405	189,446	95,682	—	481,533
Notes Payable	2,000	4,000	4,000	7,500	17,500
FHLB Advances	14,000	25,000	24,000	—	63,000
Subordinated Debentures	—	—	—	25,000	25,000
Operating Lease Obligations	777	1,609	321	420	3,127

Totals	$1,206,397	$220,055	$124,003	$32,920	$1,403,375

        Operating lease obligations are in place for facilities and land on which banking branches are located. See Note 5 of the Company's Consolidated Financial Statements included as part of this prospectus for additional information.

        We believe that we will be able to meet our contractual obligations as they come due through the maintenance of adequate cash levels. We expect to maintain adequate cash levels through profitability, loan and securities repayment and maturity activity and continued deposit gathering activities. We have in place various borrowing mechanisms for both short-term and long-term liquidity needs.

  Shareholders' Equity

        Shareholders' equity is influenced primarily by earnings, dividends, sales and redemptions of common stock, non-voting common stock, and preferred stock and changes in accumulated other comprehensive income caused primarily by fluctuations in unrealized holding gains or losses, net of taxes, on available for sale investment securities. We have not paid any dividends on our common stock since inception, but rather retained earnings to continue to support our growth.

        Shareholders' equity increased $18.3 million, or 15.9%, to $133.7 million during the nine months ended September 30, 2017, as compared to December 31, 2016, primarily due to a $13.6 million increase in net income, a $4.5 million increase in accumulated other comprehensive income and a $156,000 increase due to stock compensation. The increase in accumulated other comprehensive income primarily resulted from interest rate fluctuations between periods.

        The Company and the Bank are subject to various regulatory capital requirements administered by federal banking regulators. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by federal banking regulators that, if undertaken, could have a direct material effect on the Company's and Bank's business.

        Under applicable regulatory capital rules, the Company and Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank must also meet certain specific capital guidelines under the prompt corrective action framework. The capital amounts and classification are subject to qualitative judgments by the federal banking regulators about components, risk weightings and other factors. Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios of common equity Tier 1 capital, Tier 1 capital and total capital to risk-weighted assets and of Tier 1 capital to average consolidated assets, (referred to as the "leverage ratio"), as defined under the applicable regulatory capital rules. For further information, see "Supervision and Regulation—Regulatory Emphasis on Capital."

        Management believes the Company and the Bank met all capital adequacy requirements to which they were subject as of September 30, 2017. The regulatory capital ratios for the Company and the Bank to meet the minimum capital adequacy standards and for the Bank to be considered well capitalized under the prompt corrective action framework are set forth in the following tables. The Company's and the Bank's actual capital amounts and ratios as of the dates indicated (dollars in thousands).

	Actual		For Capital Adequacy Purposes		To be Well Capitalized Under Prompt Corrective Action Regulations
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(dollars in thousands)
September 30, 2017 (unaudited)
Company (Consolidated):
Total Risk-Based Capital	$168,895	13.25%	$101,937	8.00%	N/A	N/A
Tier 1 Risk-Based Capital	128,815	10.11	76,452	6.00	N/A	N/A
Common Equity Tier 1 Capital	128,815	10.11	57,339	4.50	N/A	N/A
Leverage Ratio	128,815	8.45	60,976	4.00	N/A	N/A
Bank:
Total Risk-Based Capital	$167,093	13.14%	$101,714	8.00%	$127,142	10.00%
Tier 1 Risk-Based Capital	151,514	11.92	76,285	6.00	101,714	8.00
Common Equity Tier 1 Capital	151,514	11.92	57,214	4.50	82,642	6.50
Leverage Ratio	151,514	10.12	59,905	4.00	74,881	5.00

	Actual		For Capital Adequacy Purposes		To be Well Capitalized Under Prompt Corrective Action Regulations
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(dollars in thousands)
December 31, 2016
Company (Consolidated):
Total Risk-Based Capital	$127,974	12.74%	$80,387	8.00%	N/A	N/A
Tier 1 Risk-Based Capital	115,412	11.49	60,290	6.00	N/A	N/A
Common Equity Tier 1 Capital	115,412	11.49	45,218	4.50	N/A	N/A
Leverage Ratio	115,412	9.44	48,927	4.00	N/A	N/A
Bank:
Total Risk-Based Capital	$125,457	12.63%	$79,438	8.00%	$99,297	10.00%
Tier 1 Risk-Based Capital	113,041	11.38	59,578	6.00	79,438	8.00
Common Equity Tier 1 Capital	113,041	11.38	44,684	4.50	64,543	6.50
Leverage Ratio	113,041	9.24	48,927	4.00	61,159	5.00

        The Company and the Bank are subject to the rules of the Basel III regulatory capital framework and related Dodd-Frank Act. The rules include the implementation of a capital conservation buffer that is added to the minimum requirements for capital adequacy purposes. The capital conservation buffer is subject to a three year phase-in period that began on January 1, 2016, and will be fully phased-in on January 1, 2019, at 2.5%. The required phase-in capital conservation buffer during 2017 is 1.25%. A banking organization with a conservation buffer of less than the required amount will be subject to limitations on capital distributions, including dividend payments, and certain discretionary bonus payments to executive officers. At September 30, 2017, the ratios for the Company and the Bank were sufficient to meet the fully phased-in conservation buffer.

  Off-Balance Sheet Arrangements

        In the normal course of business, the Company enters into various transactions to meet the financing needs of our customers, which, in accordance with GAAP, are not included in our consolidated balance sheets. These transactions include commitments to extend credit, standby letters of credit, and commercial letters of credit, which involve, to varying degrees, elements of credit risk and interest rate risk in excess of the amounts recognized in our consolidated balance sheets. Most of these commitments mature within two years and the standby letters of credit are expected to expire without being drawn upon. All off-balance sheet commitments are included in the determination of the amount of risk-based capital that the Company and the Bank are required to hold.

        Our exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit, standby letters of credit, and commercial letters of credit is represented by the contractual or notional amount of those instruments. We decrease our exposure to losses under these commitments by subjecting them to credit approval and monitoring procedures. We assess the credit risk associated with certain commitments to extend credit and establish a liability for probable credit losses.

        The following table sets forth our credit arrangements and financial instruments whose contract amounts represent credit risk as of September 30, 2017 and December 31, 2016:

	September 30, 2017		December 31, 2016
	Fixed	Variable	Fixed	Variable
		(dollars in thousands)
Unfunded Commitments Under Lines of Credit	$54,542	$191,343	$40,168	$118,121
Letters of Credit	10,202	50,237	12,555	42,505

Totals	$64,744	$241,580	$52,723	$160,626

        Commitments to extend credit beyond current fundings are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Such commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. We evaluate each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by us upon extension of credit, is based on our management's credit evaluation. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, and income-producing commercial properties.

        Standby letters of credit are conditional commitments issued by us to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing, and similar transactions. Commercial letters of credit are issued specifically to facilitate trade or commerce and are paid directly when the underlying transaction is consummated. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK AND LIQUIDITY

Interest Rate Risk

        As a financial institution, our primary market risk is interest rate risk, which is defined as the risk of loss of net interest income or net interest margin because of changes in interest rates. We continually seek to measure and manage the potential impact of interest rate risk. Interest rate risk occurs when interest earning assets and interest bearing liabilities mature or re-price at different times, on a different basis or in unequal amounts. Interest rate risk also arises when our assets and liabilities each respond differently to changes in interest rates.

        Our management of interest rate risk is overseen by our Asset Liability Management Committee, or ALM Committee, based on a risk management infrastructure approved by our board of directors that outlines reporting and measurement requirements. In particular, this infrastructure sets limits and management targets for various metrics, including our net interest income simulation involving parallel shifts in interest rate curves, steepening and flattening yield curves, and various prepayment and deposit duration assumptions. Our risk management infrastructure also requires a periodic review of all key assumptions used, such as identifying appropriate interest rate scenarios, setting loan prepayment rates based on historical analysis and noninterest bearing and interest bearing transaction deposit durations based on historical analysis.

        We do not engage in speculative trading activities relating to interest rates, foreign exchange rates, commodity prices, equities or credit.

        We manage the interest rate risk associated with our interest bearing liabilities by managing the interest rates and terms associated with our wholesale borrowings and deposits from our customers which we rely on for funding. For instance, we occasionally use special offers on deposits to alter the interest rates and terms associated with our interest bearing liabilities. We manage the interest rate risk associated with our interest earning assets by managing the interest rates and terms associated with our investment securities portfolio by purchasing and selling investment securities from time to time.

  Net Interest Income Simulation

        We use a net interest income simulation model to measure and evaluate potential changes in our net interest income that would result over the next 12 months from immediate and sustained changes in interest rates as of the measurement date. This model has inherent limitations and the results are based on a given set of rate changes and assumptions as of a certain point in time. For purpose of the simulation, we assume no growth in either our interest-sensitive assets or liabilities over the next 12 months; therefore, the model's results reflect an interest rate shock to a static balance sheet. Our simulation model also incorporates various other assumptions, which we believe are reasonable but which may have a significant impact on results, such as: (1) the timing of changes in interest rates, (2) shifts or rotations in the yield curve, (3) re-pricing characteristics for market-rate-sensitive instruments, (4) differing sensitivities of financial instruments due to differing underlying rate indices, (5) varying loan prepayment speeds for different interest rate scenarios, (6) the effect of interest rate limitations in our assets, such as floors and caps, and (7) overall growth and repayment rates and product mix of assets and liabilities. Because of the limitations inherent in any approach used to measure interest rate risk, simulation results are not intended as a forecast of the actual effect of a change in market interest rates on our results, but rather as a means to better plan and execute appropriate asset-liability management strategies and to manage our interest rate risk.

        Potential changes to our net interest income in hypothetical rising and declining rate scenarios calculated as of September 30, 2017 are presented in the table below. The projections assume immediate, parallel shifts downward of the yield curve of 100 basis points and immediate, parallel shifts upward of the yield curve of 100, 200, 300 and 400 basis points. In the current interest rate environment, a downward shift of the yield curve of 200, 300 and 400 basis points does not provide us with meaningful results and thus is not presented.

Change (basis points) in Interest Rates (12-Month Projection)	Forecasted Net Interest Income	Percentage Change from Base
+400	$63,113	11.65%
+300	61,510	8.81
+200	59,898	5.96
+100	58,247	3.04
0	56,530	—
–100	54,388	(3.79)

        The table above indicates that as of September 30, 2017, in the event of an immediate and sustained 300 basis point increase in interest rates, we would experience an 8.81% increase in net interest income. In the event of an immediate 100 basis point decrease in interest rates, we would experience a 3.79% decrease in net interest income.

        The results of this simulation analysis are hypothetical, and a variety of factors might cause actual results to differ substantially from what is depicted. For example, if the timing and magnitude of interest rate changes differ from those projected, our net interest income might vary significantly. Non-parallel yield curve shifts such as a flattening or steepening of the yield curve or changes in interest rate spreads would also cause our net interest income to be different from that depicted. An increasing interest rate environment could reduce projected net interest income if deposits and other short-term liabilities re-price faster than expected or re-price faster than our assets. Actual results could differ from those projected if we grow assets and liabilities faster or slower than estimated, if we experience a net outflow of deposit liabilities or if our mix of assets and liabilities otherwise changes. Actual results could also differ from those projected if we experience substantially different repayment speeds in our loan portfolio than those assumed in the simulation model. Finally, these simulation results do not contemplate all the actions that we may undertake in response to potential or actual changes in interest rates, such as changes to our loan, investment, deposit, or funding strategies.

Liquidity

  Liquidity Management

        Liquidity is our capacity to meet our cash and collateral obligations at a reasonable cost. The essence of having cash when we need it and having the appropriate amount of cash and other assets that are quickly convertible into cash without incurring significant loss. Maintaining an adequate level of liquidity depends on our ability to efficiently meet both expected and unexpected cash flows and collateral needs without adversely affecting either our daily operations or our financial condition. Our ALM Committee, which is comprised of members of senior management, is responsible for managing commitments to meet the needs of customers while achieving our financial objectives. The ALM Committee meets regularly to review balance sheet composition, funding capacities, and current and forecasted loan demand.

        We manage our liquidity by maintaining adequate levels of cash and other assets from on and off-balance sheet arrangements. Specifically on-balance sheet liquidity consists of cash and due from banks and unpledged investment securities available for sale, which we refer to as our primary liquidity. Furthermore, these unencumbered liquid assets are comprised of primarily U.S. government agency mortgage backed securities and other agency securities, which the regulatory bodies consider the most marketable and liquid, especially in a stress scenario. In regards to off-balance sheet capacity, we maintain available borrowing capacity under secured borrowing lines with the FHLB and the Federal Reserve Bank of Minneapolis, as well as unsecured lines of credit for the purpose of overnight funds with various correspondent banks, which we refer to as our secondary liquidity.

        The following tables provide a summary of our primary and secondary liquidity levels as of the dates indicated:

Primary Liquidity—On-Balance Sheet	September 30, 2017	December 31, 2016
	(Dollars in thousands)
Cash and Cash Equivalents	$24,426	$16,499
Securities Available for Sale	243,312	217,083
Less: pledged securities	80,467	64,987

Total primary liquidity	$187,271	$168,595

Ratio of primary liquidity to total deposits	14.5%	16.5%

Secondary Liquidity—Off-Balance Sheet Borrowing Capacity	September 30, 2017	December 31, 2016
	(Dollars in thousands)
Net secured borrowing capacity with the FHLB	$188,986	$208,391
Net secured borrowing capacity with the Federal Reserve Bank	35,084	31,497
Unsecured borrowing capacity with correspondent lenders	60,000	60,000

Total secondary liquidity	$284,070	$299,888

Ratio of primary and secondary liquidity to total deposits	36.4%	45.8%

        During the nine months ended September 30, 2017, our primary liquidity increased by $18.7 million due to a $7.9 million increase in cash and cash equivalents and a $26.2 million increase in securities available for sale, offset partially by a $15.5 million increase in pledged securities. Our secondary liquidity decreased by $15.8 million throughout the year due mainly to a $19.4 million decrease in the borrowing capacity on the secured borrowing line with the FHLB, offset partially by a $3.6 million increase in the borrowing capacity on the secured credit line with the Federal Reserve Bank.

        In addition to our primary liquidity, we generate liquidity from cash flows from our loan and securities portfolios and from our large base of core customer deposits, defined as noninterest bearing transaction, interest bearing transaction, savings, non-brokered money market accounts and non-brokered time deposits less than $250,000. At September 30, 2017, core deposits totaled approximately $992 million and represented 76.6% of our total deposits. These core deposits are normally less volatile, often with customer relationships tied to other products offered by the Company, which promote long-standing relationships and stable funding sources.

        We use brokered deposits, the availability of which is uncertain and subject to competitive market forces and regulation, for liquidity management purposes. At September 30, 2017, brokered deposits totaled $196.9 million, consisting of $192.4 million of brokered time deposits and $4.5 million of non-maturity brokered money market accounts. At December 31, 2016, brokered deposits totaled $140.3 million, consisting of $139.4 million of brokered time deposits and $933,000 of non-maturity brokered money market accounts. We have increased the amount of our brokered deposits in recent quarters because of the efficiency in obtaining such deposits, as well as the cost savings relative to comparable core deposit offerings.

        Our liquidity policy includes guidelines for On-Balance Sheet Liquidity (a measurement of primary liquidity to total deposits plus borrowings), Total On-Balance Sheet Liquidity with Borrowing Capacity (a measurement of primary and secondary liquidity to total deposits plus borrowings), Wholesale Funding Ratio (a measurement of total wholesale funding to total deposits plus borrowings), and other guidelines developed for measuring and maintaining liquidity. As of September 30, 2017, we were in compliance with all of our established liquidity guidelines.

BUSINESS

Our Company

        We are a financial holding company headquartered in Bloomington, Minnesota, a suburb located approximately 10 miles south of downtown Minneapolis and in close proximity to the Minneapolis-St. Paul International Airport. We say that we are "founded by, funded by and focused on entrepreneurs," and this focus underlies everything we do for our clients. Our bank subsidiary, Bridgewater Bank, was established in 2005 as a de novo bank by a group of industry veterans and local business leaders committed to serving the diverse needs of commercial real estate investors, small business entrepreneurs and high-net-worth individuals. Our investors are strong local advocates and are part of an expanding referral network that consistently generates new clients for the Bank.

        Since inception, we have grown significantly and profitably, with a focus on organic growth, driven primarily by commercial real estate lending. Our assets have grown at a CAGR of 38.1%, since 2005, surpassing total asset milestones of $500 million in 2013, $1.0 billion in 2016 and $1.5 billion in 2017. This growth made us the fastest growing de novo bank in the Twin Cities MSA over the past two decades. As of June 30, 2017, we were the 8th largest bank headquartered in Minnesota by asset size, and the 10th largest bank in the Twin Cities MSA by deposit market share, based on FDIC data. Following our initial equity capital raise of $10.0 million, we raised $57.3 million in additional equity capital to support our growth, including $42.5 million from affiliates of Castle Creek Capital LLC, EJF Capital LLC, Endeavour Capital Advisors Inc. and GCP Capital Partners, four nationally recognized institutional community bank investors. As of September 30, 2017, we had total assets of approximately $1.6 billion, total gross loans of approximately $1.3 billion, total deposits of approximately $1.3 billion and total shareholders' equity of approximately $133.7 million. We believe our credit quality today is strong, as demonstrated by the low level of nonperforming assets to total assets of 0.13% as of September 30, 2017 and net charge-offs to average loans of 0.01% for the nine months ended September 30, 2017.

        We believe our company is one of only a few in the banking industry to have achieved substantial growth while maintaining consistently strong earnings. We became profitable in our third month of operations and have achieved monthly profitability since that time. For the nine months ended September 30, 2017, our ROA was 1.28%, and our ROE was 14.40%. Our operating efficiency, as evidenced by our efficiency ratio of 39.9% for the nine months ended September 30, 2017, is one of the main drivers of our profitability.

        Historically, our profitable growth has been driven by using our core competencies, including our commercial banking expertise, experienced management team and efficient business model, to capitalize on opportunities in our attractive market area. In 2016, we acquired First National Bank of the Lakes in a complementary small bank acquisition, which added approximately $76.1 million in assets, $66.7 million in seasoned core deposits and two branch locations within our market. While small in scale, this targeted transaction demonstrates that we have the ability to execute and integrate an acquisition. In future periods, we intend to continue to execute our existing business strategy, which is focused on organic growth, and pursue opportunistic acquisitions. Our goal is to be one of the highest performing entrepreneurial banks headquartered in the Twin Cities MSA.

Our Growth and Financial Performance

        As a result of our commercial banking focus, simple and efficient business model and attractive market area, we have consistently delivered some of the strongest performance metrics in the community banking industry. We measure our success using two primary categories, growth and earnings. To monitor our performance, we routinely track our results relative to the broader industry as a whole and comparable peer groups using several key metrics. Specifically, the comparative financial performance analyses described in this prospectus measure our results against:

  •
  a Nationwide Industry Group, which we define as all publicly traded bank holding companies with total assets between $1.0 billion and $7.5 billion;(1)

  •
  a High Loan Growth Peer Group, which we define as a group of 11 publicly traded bank holding companies with a five-year gross loans CAGR greater than 15.0%;(2) and

  •
  a High Performing Peer Group, which we define as a group of 15 publicly traded bank holding companies with a five-year average ROA greater than 1.15% and a five-year average efficiency ratio less than 60.0%.(3)

Source: S&P Global Market Intelligence

(1)
Our Nationwide Industry Group consists of the 165 commercial bank holding companies located throughout the United States with total assets between $1.0 billion and $7.5 billion as of September 30, 2017.

(2)
Our High Loan Growth Peer Group consists of: Eagle Bancorp, Inc. (EGBN), HomeStreet, Inc. (HMST), ConnectOne Bancorp, Inc. (CNOB), Preferred Bank (PFBC), First Mid-Illinois Bancshares, Inc. (FMBH), CNB Financial Corporation (CCNE), Guaranty Bancshares, Inc. (GNTY), Bankwell Financial Group, Inc. (BWFG), Southern First Bancshares, Inc. (SFST), Penns Woods Bancorp, Inc. (PWOD) and Middlefield Banc Corp. (MBCN).

(3)
Our High Performing Peer Group consists of: Eagle Bancorp, Inc. (EGBN), S&T Bancorp, Inc. (STBA), First Financial Bankshares, Inc. (FFIN), Westamerica Bancorporation (WABC), Enterprise Financial Services Corp (EFSC), Lakeland Financial Corporation (LKFN), Washington Trust Bancorp, Inc. (WASH), Community Trust Bancorp, Inc. (CTBI), Preferred Bank (PFBC), Stock Yards Bancorp, Inc. (SYBT), German American Bancorp, Inc. (GABC), West Bancorporation, Inc. (WTBA), Ames National Corporation (ATLO), National Bankshares, Inc. (NKSH) and Parke Bancorp, Inc. (PKBK).

        Based on industry data, we believe many institutions sacrifice returns on their capital for more aggressive growth, while others forgo growth opportunities to focus on attractive earnings metrics. We believe we have consistently combined the two concepts of growth and earnings to create a high growth, high performing company as illustrated in the tables below.

        Growth.    As shown in the following table, our growth over the past five years has significantly exceeded the growth of the industry and our peer groups.

	Five-Year CAGR(1)
	Bridgewater Bancshares, Inc.	Nationwide Industry Group Median	High Loan Growth Peer Group Median	High Performing Peer Group Median
Total Deposits	26.2%	9.8%	15.5%	8.2%
Noninterest Bearing Deposits	47.4	16.7	23.8	10.7
Gross Loans	27.9	12.8	18.8	10.0
Net Income	29.9	12.0	12.7	10.0
Tangible Book Value Per Share	19.6	5.9	7.8	8.2

Source: S&P Global Market Intelligence

(1)
For the five-year period ended September 30, 2017.

        We believe our focus on and commitment to performing commercial banking at the highest level will continue to drive growth and strong earnings. Our emphasis on gathering core, noninterest bearing deposits to fund our balance sheet growth has helped us deliver strong earnings to fuel additional growth. While we continually review opportunities to increase our noninterest and fee income, we believe our capital is more effectively utilized by continuing to reinvest in our platform to grow tangible book value and enhance shareholder value. We believe the efficiency of our business model has been, and will continue to be, a primary driver of profitability and one of our key competitive strengths.

        Earnings.    As shown in the following table, we have generated attractive financial performance results compared to the industry and our peer groups.

	Five-Year Average(1)
	Bridgewater Bancshares, Inc.	Nationwide Industry Group Median	High Loan Growth Peer Group Median	High Performing Peer Group Median
ROA(2)	1.20%	0.94%	0.96%	1.31%
ROE(3)	15.05	9.13	9.97	12.53
Net Interest Margin(4)	4.14	3.68	3.66	3.73
Efficiency Ratio(5)	40.1	62.5	59.7	49.3
Noninterest Expense / Average Assets	1.80	2.80	2.60	2.20

Source: S&P Global Market Intelligence

(1)
For the five-year period ended September 30, 2017.

(2)
Net income divided by average assets.

(3)
Net income divided by average shareholders' equity.

(4)
Net interest income divided by average earning assets.

(5)
Efficiency ratio is a non-GAAP financial measure. See "GAAP Reconciliation and Management Explanation of Non-GAAP Financial Measures" for additional information.

        We believe these metrics illustrate our ability to achieve high performing earnings, while still maintaining growth and efficiency. Another key contributor to our profitability is the productivity of our employees. As of September 30, 2017, we had $13.5 million of total assets per FTE. We believe this productivity has allowed us to invest significantly in technology and operational systems, further enhancing our efficient delivery system and positioning us to capitalize on the opportunity in our market.

Our Market Area

        We operate in the Twin Cities MSA, which had total deposits of $188.7 billion as of June 30, 2017, and ranks as the 11th largest metropolitan statistical area in the United States in total deposits, and the second largest metropolitan statistical area in the Midwest in total deposits, based on FDIC data. This area is commonly known as the "Twin Cities" after its two largest cities, Minneapolis, the city with the largest population in the state, and St. Paul, which is the state capital.

        The Twin Cities MSA is defined by attractive market demographics, including strong household incomes, dense populations, low unemployment and the presence of a diverse group of large and small businesses. As of June 30, 2017, our market ranked first in median household income in the Midwest and sixth in the nation, when compared to the top 20 metropolitan statistical areas by population size in each area, based on data available on S&P Global Market Intelligence. According to the U.S. Bureau of Labor Statistics, the population in the Twin Cities MSA was approximately 3.6 million as of June 30, 2017, making it the third largest metropolitan statistical area in the Midwest and 16th largest metropolitan statistical area in the United States. The low unemployment rate of 3.4% and the significant presence of national and international businesses make the Twin Cities MSA one of the most economically vibrant and diverse markets in the country. As of the end of 2016, the Twin Cities MSA was home to 16 of the 17 Fortune 500 companies headquartered in Minnesota and a number of significant private companies, including one of the country's largest privately owned companies.

        Within our market, we target commercial real estate investors, small business entrepreneurs and high-net-worth individuals living or investing in the Twin Cities MSA. We currently have six offices, including our headquarters in Bloomington. Our branches are strategically located across the Twin Cities MSA in areas densely populated with successful professionals and companies, which we believe provide attractive loan and deposit opportunities. Our downtown Minneapolis branch is located on one of the most prominent corners in the city with easy access via the skyway and street. Our St. Louis Park and Bloomington branches are located in first-ring suburbs of Minneapolis. We also have two branches, including the branch in Orono which we acquired in 2016, located on the western side of the Twin Cities MSA in areas with concentrations of high-net-worth individuals. The branch we acquired in the Uptown area of Minneapolis is attractively located in an area that we believe is experiencing a significant influx of people looking to live closer to restaurants, entertainment and other urban amenities. Although we have historically served clients throughout the Twin Cities MSA through our branches located in Minneapolis and its western suburbs, on August 28, 2017, we announced plans to open our seventh office in St. Paul in the second quarter of 2018 as a natural extension within our existing market. We believe this new location, which is conveniently located in the central business corridor of St. Paul, will better position us to serve existing and potential clients located in the eastern part of the Twin Cities MSA.

        We operate in a competitive market area and compete with other, often much larger, retail and commercial banks and financial institutions. Two large, national banking chains, Wells Fargo and US Bank, together controlled 77.8% of the deposit market share in the Twin Cities MSA as of June 30, 2017, based on FDIC data and displayed in the table below. By comparison, as of the same date, we had a deposit market share of approximately 0.7%, which ranked us tenth in the Twin Cities MSA overall and fifth in the Twin Cities MSA among banks headquartered in Minnesota. This market has also experienced disruption in recent years due to acquisitions of local institutions by larger regional banks headquartered outside of the market. We seek to attract customers by offering a higher level of professionalism, responsiveness and certainty than our larger competitors and by providing a more tailored array of products and services.

Rank	Institution	State Headquarters	Branch Count	Total Deposits ($000)	Market Share (%)
1	Wells Fargo & Co	CA	98	76,689,285	40.64
2	U.S. Bancorp	MN	99	70,184,348	37.19
3	TCF Financial Corp.	MN	87	6,163,189	3.27
4	Bremer Financial Corp.	MN	25	4,246,178	2.25
5	Bank of Montreal	N/A	32	3,125,818	1.66
6	Associated Banc-Corp	WI	24	1,724,183	0.91
7	Old National Bancorp	IN	17	1,677,373	0.89
8	Klein Financial Inc.	MN	19	1,512,396	0.80
9	Bank of America Corp.	NC	7	1,435,337	0.76
10	Bridgewater Bancshares, Inc.	MN	6	1,223,929	0.65
	Top 10 Institutions		414	167,982,036	89.02

Our Products and Services

        Consistent with our straightforward business model, we offer a full array of simple, quality loan and deposit products primarily for commercial clients. While we provide products and services that compete with those offered by our large, national and regional competitors, we offer responsive support and personalized solutions tailored for each client. We emphasize customer service over price, and we believe we provide distinguishing levels of client service through the experience of our people, the responsiveness and certainty of our credit process and the efficiency with which we conduct our business. We believe that our clients notice a difference when dealing with our bank compared to the much larger institutions in our market. We depend on our reputation in the communities we serve, and we believe we have built a strong referral network that continually provides us with new client relationships. At this time, we do not operate any non-depository business lines such as mortgage, wealth management or trust.

        Lending.    We focus primarily on commercial lending, consisting of loans secured by nonfarm, nonresidential properties, loans secured by multifamily residential properties, construction loans, land development loans and commercial and industrial loans. As of September 30, 2017, commercial loans represented $1.1 billion, or 84.9%, of our total gross loans.

        As illustrated below, our loan portfolio as of September 30, 2017, includes a diversified mix of commercial loans, including multifamily, industrial, office, retail and construction loans.

Loan Portfolio

Source: Company data as of September 30, 2017.

        The following is a list of the specific types of loans and loan services that we offer:

•

Commercial Real Estate

•

Office Buildings

•

Retail Strip Centers

•

Industrial Properties

•

Mixed-Use Buildings

•

Construction

•

Property Rehabilitation

•

New Construction

•

Lot Financing

•

Land Development

•

Residential Real Estate

•

Owner-Occupied Homes

•

Vacation Homes

•

Residential Rental Homes

•

Home Equity Lines of Credit

•

Construction/Bridge Loans

•

Multifamily Lending

•

Apartment Financing

•

Permanent Financing

•

Mini Permanent Financing

•

Reposition Financing

•

Commercial and Industrial

•

Receivable and Inventory Financing

•

Tax Credit Bridge Loans

•

Equipment Acquisition

•

Lease Financing

•

SBA Financing

•

Consumer Loans

•

Executive Lines of Credit

•

Stock/Bond Secured Loans

•

Auto Financing

•

Recreational Vehicles

•

Overdraft Lines of Credit

        Multifamily loans comprised our largest category of commercial loans at $286.2 million, or 22.5% of our total gross loans, as of September 30, 2017. Our multifamily clients typically invest in smaller, seasoned Class B and Class C apartment buildings with an average of 29 units per property. Class B buildings generally consist of properties built in the last 15-30 years and Class C buildings are typically properties built over 30 years ago. Both types of properties generally offer fewer amenities and more affordable rental rates compared to newer luxury buildings. Given our focus on smaller multifamily properties, our average loan size in this portfolio was $1.25 million, with a weighted average loan-to-value ratio of 66.3%, as of September 30, 2017.

        Commercial real estate loans (excluding multifamily and construction) totaled $481.5 million, or 37.9% of our total gross loans, as of September 30, 2017. Our clients target infill properties located close to the downtown areas of Minneapolis and St. Paul, which we believe have greater barriers to entry. This portfolio segment is also well diversified with loans secured by office buildings, retail strip centers, industrial properties, senior housing, hospitality and mixed-use properties. The average loan size and weighted average loan-to-value ratio for our commercial real estate portfolio was $1.3 million and 61.2%, respectively, as of September 30, 2017.

        In recent years, we have also increased our commercial and industrial lending, which totaled $192.8 million, or 15.2% of our total gross loans, as of September 30, 2017. This portfolio includes a mix of term equipment loans, revolving lines of credit and lease transactions to support the needs of local businesses. Additionally, the Bank has a niche within the tax credit investment market whereby we bridge equity capital receivables on various tax credit projects.

        In addition to loans secured by improved commercial real estate properties, we engage in construction lending, which totaled $119.4 million, or 9.4% of our total gross loans, as of September 30, 2017. The average loan-to-value ratio for our construction portfolio was 66.0% as of September 30, 2017. Single family residential construction loans represent the largest segment of this portfolio at $66.3 million as of September 30, 2017, with an average loan size of $359,000 as of such date. Land development loans, which include land development, finished lots and raw land loans, totaled $53.1 million as of September 30, 2017, with an average loan size of $447,000 as of such date. The land development portfolio was comprised of 18 loans totaling $13.9 million as of September 30, 2017, secured by 173 lots, or approximately ten lots per loan. As of the same date, the finished lots portfolio included 52 loans totaling $16.8 million, secured by 188 lots, or approximately four lots per loan. The multifamily construction portfolio included 10 loans totaling $12.5 million with an average loan size of $1.3 million. Finally, as of September 30, 2017, the raw land portfolio was comprised of 18 loans totaling $9.9 million, with an average loan size of $470,000.

        Our growth over the last several years has been partially attributable to our ability to cultivate relationships with certain individuals and businesses that have resulted in a concentration of large loans to a small number of borrowers. As of September 30, 2017, our 10 largest borrowing relationships accounted for approximately 22.9% of our total loan portfolio. We have established an informal, internal limit on loans to one borrower, principal or guarantor, but we may, under certain circumstances, consider going above this internal limit in situations where management's understanding of the industry, the borrower's business and the credit quality of the borrower are commensurate with the increased size of the loan.

        We focus on lending to borrowers located or investing in the Twin Cities MSA across a diverse range of industries and property types. We do not generally lend outside of our market, and only 13.2% of our total gross loans were secured by real estate properties located outside of the Twin Cities MSA as of September 30, 2017. However, as a relationship lender, we will, from time to time, finance properties located outside of Minnesota for our existing customers in select situations. Loans to finance properties or projects located outside of Minnesota totaled 8.0% of our total gross loans outstanding as of September 30, 2017.

        Due to our strong organic loan growth and restrictions imposed by our lending limit, we have historically been a net seller of loan participations to other banks. As of September 30, 2017, we had $136.1 million of loan participations sold to approximately 31 different banks. We service the loan participations we sell and receive a servicing fee of approximately 0.25% of the aggregate principal balance of the loan. We expect to continue to sell loan participations as a means of diversifying our credit exposure to larger borrowers. As our lending limit increases, including as a result of capital raised in this offering, we may retain a greater percentage of the larger loans we originate. We do not generally seek to purchase loan participations from other banks due to our historically strong organic loan growth, and we are generally willing to do so only when we have a long-standing relationship with the selling bank. At September 30, 2017, we had 11 loan participations purchased totaling $13.5 million.

        Deposits.    We have developed a suite of deposit products targeted at commercial clients, including a variety of remote deposit and cash management products, along with commercial transaction accounts. We believe our commercial loan clients are one of our best sources of deposits, and we seek to develop a deposit relationship with each of our borrowers. We also offer consumers traditional retail deposit products through our branch network, along with online, mobile and direct banking channels. Many of our deposits do not require a branch visit, creating efficiencies across our branch network.

        A breakdown of our deposits as of September 30, 2017 is below.

Deposit Mix

Source: Company data as of September 30, 2017.

        The following is a list of the specific types of deposit and related services that we offer:

  •
  Personal Banking Services

  •
  Competitive Checking and Savings Deposit Products

  •
  Certificates of Deposit

  •
  IRAs

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  ATM and Debit Cards

  •
  24/7 e-Banking Online Access

  •
  Mobile Banking with Deposit

  •
  Business Banking Services

  •
  Online Wire Transfer Services

  •
  Business Online Bill Pay

  •
  Check Positive Pay

  •
  ACH Blocking

  •
  Merchant Card Services

  •
  Remote Deposit Capture

  •
  Mobile Banking

        As of September 30, 2017, 76.6% of our total deposits were considered to be core deposits, which consist of deposits other than brokered deposits and time deposits in excess of $250,000, compared to 77.2% and 79.4% as of December 31, 2016 and 2015, respectively. As of September 30, 2017, 75.5% of our checking accounts were business accounts and 24.5% were funded by our growing consumer base. Of our total deposit portfolio on September 30, 2017, $303.8 million, or 23.5%, consisted of noninterest bearing transaction accounts and $188.5 million, or 14.6%, consisted of transaction accounts that pay a standard market interest rate. As of the same date, savings and money market accounts represented $316.4 million, or 24.4%, of the deposit portfolio. These accounts are predominately funded by our core business clients who maintain both business and personal savings accounts with the Bank. These accounts grew by 56.4% from December 31, 2015 to December 31, 2016.

        We have developed relationships with certain individuals and businesses that have resulted in a concentration of large deposits from a small number of clients. As of September 30, 2017, our 10 largest depositor relationships accounted for approximately 23.7% of our total deposits. This high concentration of depositors presents a risk to our liquidity if one or more of them decides to change its relationship with us and to withdraw all or a significant portion of their accounts.

        To attract new clients, we offer competitive rates for time deposits, which we believe has been an effective strategy for growing our core funding. As of September 30, 2017, approximately 41.6% of our time deposit accounts are held by clients who maintain multiple accounts with us.

        While we are committed to growing our core deposits, we use brokered deposits as a strategic component of our funding strategy and interest rate risk management. The Bank's ALM Committee monitors the size of this portfolio. As we have grown our core deposits, brokered deposits have remained a consistent part of the portfolio at 15.2% of our total deposits as of September 30, 2017, compared to 13.7% and 15.3% as of December 31, 2016 and December 31, 2015, respectively.

Competition

        The financial services industry is highly competitive. Within our market, we primarily face competition from national, regional and other local banks that have established branch networks throughout the Twin Cities MSA, giving them a visible retail presence to clients.

        In commercial banking, we face competition for making loans to sound, stable businesses and real estate projects at competitive price levels that make sense for our business and risk profile. Our major commercial bank competitors include larger national, regional and local banks that may have the ability to make loans on larger projects than we can or provide a larger mix of product offerings. We also compete with smaller local banks that may have aggressive pricing and unique terms on various types of loans.

        In retail banking, we primarily compete with larger national banks and local banks that have a more visible retail presence and more personnel in our market area. The primary factors driving competition in consumer banking are customer service, interest rates, fees charged, branch location and hours of operation and the range of products offered. We compete for deposits by advertising, offering competitive interest rates and seeking to provide a higher level of personal service. We also face competition from non-traditional alternatives to banks.

        We believe our ability to provide a flexible, sophisticated product offering and an efficient process to our clients allows us to stay competitive in the financial services environment. Our local presence and hands-on approach enables us to provide a high level of service that our clients value.

Our Competitive Strengths

        As we seek to continue to grow our business, we believe the following strengths provide us with a competitive advantage over other financial institutions operating in our market area:

        Commercial Banking Expertise.    We believe we have earned a reputation as one of the prominent commercial real estate lenders in the Twin Cities MSA due in large part to the strength of our lending team. We have an experienced, professional team of 16 commercial lenders, and we believe our ability to drive quality, commercial loan growth is a result of being able to provide each of our clients with access to a knowledgeable, experienced and dedicated banker. Due to their market knowledge and understanding of our clients' businesses, our lenders are well positioned to provide timely and relevant feedback to our clients. We believe our responsive credit culture separates us from our competitors.

        To fund the growth of our loan portfolio, we continue to focus on growing our deposits. We have continued to build market share by offering a more personalized model than our larger competitors.

For the first nine months of 2017, our noninterest bearing transaction accounts and savings and money market accounts grew at a rate of 27.6% and 32.3%, respectively, and represented 23.5% and 24.4%, respectively, of total deposits as of September 30, 2017. Many of these clients take advantage of our dedicated and specialized business banking support team and are utilizing multiple electronic products including ACH, wire payments and fraud protection.

        Multifamily Lending Niche.    We specialize in multifamily lending, which typically represents between 20% to 25% of our total loan portfolio. We believe this lending niche lowers the risk profile of our overall loan portfolio due to its lower historical loss rates when compared to other loan types. As illustrated by the following graph based on statistics published by the FDIC for all insured commercial banks, loans secured by multifamily properties have experienced lower average annual losses compared to all other loan classes over the 25 years ending December 31, 2016.

Average Loss Rate for Specific Lending Catagories Over Various Time Periods

Source: FDIC data as of December 30, 2016.

        While this asset class performs well on a national level, multifamily loans in the Twin Cities MSA have outperformed those in the national market. As illustrated by the graphs below, the Twin Cities MSA has experienced lower historic vacancy and loan loss rates compared to the national average over the last 15 years.

Multifamily Vacancy Rates

Source: Market and Company Data.

Multifamily Losses Minnesota vs National Average

Source: FDIC.

        Engaged and Experienced Board of Directors and Management Team.    Our board of directors consists of highly accomplished individuals with strong industry and business experience in our market area. We believe that the combined expertise of our board of directors and the significant banking and regulatory experience of our strategic leadership team help us execute our growth strategy. Also, the interests of our directors and members of our strategic leadership team are aligned with those of our shareholders through common stock ownership. At September 30, 2017, this group beneficially owned approximately 24.8% of our common stock, and we estimate that our directors and executive officers will own approximately        % after the completion of this offering.

        Our five-person strategic leadership team has a strong balance of extensive banking and regulatory experience, drive and talent. Our team has over 100 years of combined banking and financial services experience and more than 20 years of regulatory experience. Three members of the team have been leading the Bank since its formation, and with an average age of 44, we believe this group will continue to drive our growth for years to come. As we continue to grow our company, we believe the following members of our strategic leadership team are key to our success:

  •
  Jerry Baack, our Chairman, Chief Executive Officer, President and principal founder, leads our strategic leadership team with over 25 years of commercial banking and regulatory experience, including working at the FDIC for seven years. In 2017, Mr. Baack received the award of Banker of the Year from the NorthWestern Financial Review.

  •
  Jeffrey D. Shellberg, our Executive Vice President and Chief Credit Officer, is a founder of the Company and has worked in the banking industry for over 30 years. Mr. Shellberg began his banking career at and spent over 15 years with the FDIC.

  •
  Mary Jayne Crocker, our Executive Vice President and Chief Operating Officer, has been with us since our inception and has over 20 years in the financial services industry. In 2017, Ms. Crocker was recognized as a "Women in Business" honoree by the Minneapolis/St. Paul Business Journal.

  •
  Joe Chybowski is Senior Vice President and our Chief Financial Officer and has over nine years of industry experience, joining us in 2013 from Performance Trust Capital Partners in Chicago.

  •
  Nick Place is Senior Vice President and our Chief Lending Officer. Joining us in 2007, Mr. Place was promoted to Chief Lending Officer in 2015 and currently oversees our lending function.

        In addition to our strategic leadership team, we have demonstrated an ability to grow our company through the recruitment of high performing individuals. We seek to hire people with significant in-market experience who fit our hard-working, driven culture. We often recruit individuals who are early in their careers who we believe have strong potential, and we have been successful in developing this talent internally. Through our targeted hiring and internal development efforts, we believe we have established a deep bench of talent to continue to grow and manage our business. By combining our more experienced strategic leadership and commercial lending teams with the next generation of leaders, we believe we are preparing our organization for long-term success.

        Efficiency.    We operate an efficient organization based on a simple business model. By focusing on commercial real estate lending, our employee overhead is low due to the increased loan portfolio sizes of our lenders compared to smaller loan portfolio sizes related to other types of commercial lending. Our low efficiency ratio is also driven by the productivity of our lending team, which we believe is supported by our high loan-to-deposit ratio of 98.2% as of September 30, 2017. In addition, we serve our clients through a strategically positioned branch model, as well as through online, mobile and direct banking channels, and are not dependent on a traditional branch network with a large number of locations.

        We use our efficiency ratio as one of the key financial metrics to measure profitability. For the nine months ended September 30, 2017, our efficiency ratio was 39.9%, which is consistent with our efficiency ratio in historical periods, as shown in the table below.

Efficiency Ratio

Source: Company data as of the dates shown.

Efficiency ratio is a non-GAAP financial measure. See "GAAP Reconciliation and Management Explanation of Non-GAAP Financial Measures" for additional information.

        Our efficiency ratio during the periods presented above was significantly better than the median efficiency ratios of both the High Loan Growth Peer Group and the High Performing Peer Group. We intend to continue to focus on operational efficiency, which we believe to be important to our profitability and future growth prospects.

        Hard-Working and Entrepreneurial Culture.    We have developed a hard-working and entrepreneurial culture, which we believe is a critical component for attracting and retaining experienced and talented bankers, as well as clients. We have established a set of core values, based on characteristics that we believe describe and inspire our culture—we are unconventional, responsive, dedicated, focused on growth and accurate. To maintain our culture, all potential and current personnel evaluations include an assessment of these attributes.

        We follow the discipline of the Entrepreneurial Operating System®, a management system that combines business principles with a set of simple, practical, real-world tools to help entrepreneurs get what they want from their businesses. We believe the culture created by this discipline has driven us to systematically reach milestones, consistently exceed established goals and reliably empower team members to make a difference. We believe that our low efficiency ratio is a result of hiring qualified people, defining clear roles and holding them accountable to meet the metrics imposed by individual scorecards. Scorecard completion does not tie to individual rewards—instead bank-wide success dictates compensation. We believe our clients notice that we have an unconventional environment with dedicated employees who feel like they are part of building a high performing community bank.

        We believe that our people are our most valuable asset, and we maintain high delivery standards and reward strong performers and our key personnel with above-market compensation and benefits. We encourage the personal and professional growth of all of our employees by providing them with training, networking, mentorship and volunteering opportunities. The Bank was recognized by the Star Tribune in 2015, 2016 and 2017 as one of the top places to work in Minneapolis / St Paul and recognized as one of the best banks to work for by American Banker in 2017.

        Solid Asset Quality Metrics.    We believe our risk-management focused business model has contributed to strong asset quality during a period of strong loan growth over the past five years. As of September 30, 2017, the level of nonperforming assets as a percentage of our total assets was 0.13%, and our year-to-date net charge-offs were 0.01% of average loans. We diligently monitor and routinely stress test the loan portfolio. We believe our strong credit metrics are the result of our prudent underwriting standards, experienced lenders and close ties to and knowledge of our clients, as well as the currently strong economic environment in our market. The graph below highlights our net-charge offs as a percentage of average loans and nonperforming assets as a percentage of our total assets as of the dates shown.

Source: Company data as of the dates shown.

        Our strong underwriting and asset quality is also evidenced by the loan-to-value ratios exhibited in our real estate loan portfolio. The following graph shows the weighted average loan-to-value for each real estate loan type. Our weighted average loan-to-value ratio for the overall real estate loan portfolio declined from 71.6% as of December 31, 2013, to 64.9% as of September 30, 2017. We update property values bi-annually through independent internal evaluations as one of our portfolio risk management practices.

Source: Company data as of September 30, 2017.

        Proactive Enterprise Risk Management.    We believe that our enterprise risk management practices provide an enhanced level of oversight allowing us to be proactive rather than reactive. Our Bank-level risk committee, comprised of senior representatives from all departments, meets monthly to review the Bank's overall enterprise risk position and to discuss how the Bank's strategic initiatives may impact the Bank's risk profile. Enterprise risk management reports are provided to the full Bank board on a quarterly basis. In 2016, we formed Bridgewater Risk Management, Inc. as a captive insurance subsidiary to provide supplemental insurance coverage to the Company and its subsidiaries for risk management purposes.

        We also have a comprehensive Commercial Real Estate Portfolio Risk Management Policy which implements formal processes and procedures specifically for managing and mitigating risk within our commercial real estate portfolio. This policy addresses regulatory guidelines for institutions, such as the Bank, that exhibit higher levels of commercial real estate concentrations. These processes and procedures include board and management oversight, commercial real estate exposure limits, portfolio monitoring tools, management information systems, market reports, underwriting standards, a credit risk review function and periodic stress testing to evaluate potential credit risk and the subsequent impact on capital and earnings. Our stress tests include Transaction Sensitivity Analysis, Stressed Portfolio Loss Analysis and Scenario Analysis. Transactional Sensitivity Analysis focuses on stress testing income-producing properties as part of the loan approval and annual review process. Stressed Portfolio Loss Analysis involves stressing the entire portfolio over a two-year loss period in an attempt to quantify the impact of those losses on capital and earnings. Finally, Scenario Analysis involves stressing specific portfolios based on asset class, concentration levels and borrower relationships to gauge the impact of declining collateral values, increasing interest rates or increasing vacancy rates.

        Strong Branding in an Attractive Market.    We believe we have created a brand that is recognized across the Twin Cities. We are proud to be one of the largest community banks headquartered in the

Twin Cities MSA, and we believe that local investors, entrepreneurs, small business owners and professionals prefer to partner with a locally focused and operated bank. To distinguish our bank from the larger, national institutions in our market, we launched a "Big Banks, No Thanks" marketing campaign, which speaks to our ability to be nimble, provide a personalized banking experience and find simple and creative solutions for our clients. We believe many of our clients and potential clients appreciate banking with a locally-headquartered institution that is able to couple the sophistication of a larger bank with the responsive and flexible decision-making process and personal connections of a local community bank.

Our Strategies for Growth

        To generate future growth, we intend to continue to execute the strategies that we have used over the past 12 years to achieve some of the strongest performance results in the community banking industry. These strategies include the following:

        Continue to Focus on Organic Growth in Our Market Area.    We intend to continue to grow our business organically in a focused and strategic manner by leveraging our competitive strengths, including our commercial banking expertise, experienced management team, efficient business model and strong branding, to capitalize on the opportunities we see in our market area. We believe what is missing from our market is a publicly traded but locally-headquartered community bank that can go beyond what the small banks can provide by offering the same sophisticated products and services as the much larger, out-of-state banks but in a manner that is tailored to the needs of local clients in a more efficient, responsive and flexible way. If this offering is successful, we will be the first bank holding company headquartered in Minnesota to complete an initial public offering since 1995 and the first bank headquartered in the Twin Cities MSA to do so in over 25 years. Although we may in the future identify new markets to enter, we believe that the long-term growth potential of our current market is substantial and that we have the ability to continue to grow organically in our market.

        We plan to increase our core deposits and build market share by expanding our existing client relationships, including lending clients that do not currently have a deposit relationship with us, and by developing new deposit-focused clients. Following the acquisition we completed in 2016, we retained substantially all of the acquired bank's existing clients and intend to continue to expand our footprint in the locations we acquired through marketing and networking efforts focused on generating deposits. Although we are committed to growing our core deposits, we intend to continue to supplement our growth, when necessary, with non-core, wholesale funding sources. On the lending side, we intend to rely on our commercial real estate lending expertise, and we believe we are well-positioned to continue to organically grow our commercial loans based on the favorable market demographics in the Twin Cities MSA.

        We believe that we have built a branch network that allows us to efficiently serve our clients throughout the entire Twin Cities MSA. We believe our existing branch footprint is scalable, and we are adding a new branch in St. Paul to provide us with better access to our clients on the east side of the Twin Cities. As of September 30, 2017, our branches had an average of $215.8 million in deposits per branch. Although we may consider opening new branches in the future, we do not believe that we need to establish a physical location in each community that we serve within our market area.

        Leverage our Entrepreneurial Culture and Talent.    We believe we have built a team of bankers that is hard-working, passionate and energized by the opportunities to continue to grow our business and develop our brand in our market area. With an experienced strategic leadership team and a strong layer of talented middle managers, we believe we are well positioned for future growth. We will continue to aggressively recruit qualified personnel and develop talent internally and believe our culture, which empowers our employees to be entrepreneurs for our business, will allow us to continue to attract and develop the talent we need to drive our growth.

        Continue to Consider Opportunistic Acquisitions.    In addition to our organic growth, we may, from time to time, consider additional acquisition opportunities that fit with our organization. Specifically, we will evaluate acquisitions that we believe would be complementary to our existing business. For example, our acquisition in 2016 added primarily consumer loans, as well as core, in-market deposits to our balance sheet, two areas that we intend to grow. We will continue to seek acquisitions that will bolster our balance sheet in areas where we would like to grow or diversify, without compromising our risk profile or culture. While we will pursue acquisitions that fit, we intend to be disciplined in our approach to pricing and will not generally look to acquire new business lines or sellers located in new markets. In the future, we may evaluate and act upon acquisition opportunities that we believe would produce attractive returns for our shareholders. We believe that there will be further bank consolidation in the Twin Cities MSA and that we are well positioned to be a preferred partner for smaller institutions looking to exit through a sale to an in-market buyer.

Employees

        As of September 30, 2017, we had 115 FTEs. None of our employees is a party to a collective bargaining agreement. We consider our relationship with our employees to be good and have not experienced interruptions of operations due to labor disagreements.

Properties

        Our corporate headquarters is located at 3800 American Boulevard West, Suite 100, Bloomington, Minnesota 55431. In addition to our corporate headquarters, we operate five branch offices located in the Twin Cities MSA. We own three of our branch offices located in Orono, St. Louis Park and Minneapolis (Hennepin Avenue), and we lease our headquarters space, and the remainder of our retail branch offices. Additional information regarding our locations is set forth below.

Address Branch Locations:	Ownership	Square Footage
3800 American Boulevard West, Suites 100 and 935, Bloomington, Minnesota 55431	Leased	16,879
21500 Highway 7, Greenwood, Minnesota 55331	Leased	5,640
Northstar Center West, 625 Marquette Avenue, Suite #W0100, Minneapolis, Minnesota 55402	Leased	1,771
4400 Excelsior Boulevard, St. Louis Park, Minnesota 55416	Owned	4,057
2445 Shadywood Road, Orono, Minnesota 55331	Owned	4,100
3100 Hennepin Avenue, Minneapolis, Minnesota 55408(1)	Owned	4,500
370 Wabasha Street N., St. Paul, Minnesota 55102 (opening in the second quarter of 2018)	Leased	5,466

(1)
Does not include the leased drive-up facility located adjacent to the branch.

Legal Proceedings

        In the normal course of business, we are named or threatened to be named as a defendant in various lawsuits. Management, following consultation with legal counsel, does not expect the ultimate disposition of any or a combination of these matters to have a material adverse effect on our business, financial condition, results of operations, cash flows or growth prospects. However, given the nature, scope and complexity of the extensive legal and regulatory landscape applicable to our business (including laws and regulations governing consumer protection, fair lending, fair labor, privacy, information security and anti-money laundering and anti-terrorism laws), we, like all banking organizations, are subject to heightened legal and regulatory compliance and litigation risk.

Corporate Information

        Our principal executive office is located at 3800 American Boulevard West, Suite 100, Bloomington, Minnesota 55431, and our telephone number at that address is (952) 893-6868. Our website address is www.bridgewaterbankmn.com. The information contained on our website is not a part of, or incorporated by reference into, this prospectus.

MANAGEMENT

Board of Directors

        Our board of directors currently consists of seven members. We expect all of our existing directors to continue to comprise our board of directors following the completion of this offering. Under our amended and restated articles of incorporation and bylaws, which will be adopted prior to the consummation of this offering, our board of directors is divided into three classes that serve staggered three-year terms. Our amended and restated articles of incorporation and bylaws provide that our board is authorized to have not less than five nor more than 11 directors. The number of directors may be changed only by resolution of our board within the range set forth in our amended and restated articles of incorporation and bylaws. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors.

        The following table sets forth information as of the date of this prospectus regarding the members of our board of directors. Ages are given as of the date of this prospectus.

Name	Age	Position	Current Term Expires
Jerry Baack	50	Chairman, Chief Executive Officer and President
James S. Johnson	54	Director
David Juran	50	Director
Jeffrey D. Shellberg	56	Director, Executive Vice President and Chief Credit Officer
Thomas P. Trutna	52	Director
Todd B. Urness	60	Director
David J. Volk	40	Director

        The following is a brief discussion of the business and banking background and experience of each of our directors for at least the past five years. The biographies contain information regarding the person's experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director. No director has any family relationship, as defined in Item 401 of Regulation S-K, with any other director or with any of our executive officers.

        Jerry Baack.    As the principal founder of the Company and the Bank, Mr. Baack was responsible for all aspects of the Bank's formation, including the initial capital raise, business plan, board and management team structure and recruitment, charter and regulatory approval. He currently serves as our Chairman of the Board, Chief Executive Officer and President, positions he has held since the Company was founded in 2005. As the chief visionary and strategist, Mr. Baack plays a vital role in business development and is instrumental in defining strategic initiatives and ascertaining new opportunities for growth. Mr. Baack drives all decisions regarding mergers and acquisitions, capital management and diversification. Prior to establishing the Bank in 2005, Mr. Baack held positions at Commerce Bank, First State Bank of Excelsior and Hampton Bank, all located in the State of Minnesota. He began his career as a bank examiner with the FDIC in 1990, where he worked for over seven years. He has over 25 years of commercial banking and regulatory experience. As a result of the Bank's continued success, Mr. Baack was awarded Banker of the Year by NorthWestern Financial Review in 2017. Additionally, Mr. Baack was recognized as a nominee for the 2017 Entrepreneur of the Year award by Ernst & Young. Mr. Baack received his B.S. from Minnesota State University in 1989 and Graduate School of Banking at University of Colorado, Boulder in 2001.

        James S. Johnson.    Mr. Johnson has served on the board of directors of the Company since 2005. He is a franchise owner of Flagship Marketing, Inc., a privately-held company that operates as Express Employment Professionals and Specialized Recruiting Group, which both deliver recruiting and staffing support and human resource services through a network of franchise office owners. Since 1994,

Mr. Johnson's franchises in the Twin Cities have focused primarily in the office services, light industrial and professional staffing segments. Mr. Johnson sits on the board for the Minnesota Recruiting and Staffing Association where he is the immediate Past Chair. He has experience serving as director of other organizations, including Gillette Children's Specialty Healthcare Board, the Minneapolis Regional Chamber of Commerce Board and the Bloomington Chamber of Commerce Board, which he also chaired. Mr. Johnson received his B.A. and B.S. from Iowa State University. As a prominent business owner and long standing resident of Minnesota, Mr. Johnson has significant ties to other local business leaders.

        David Juran.    Mr. Juran, a director since 2010, is the Executive Vice President of Dougherty & Company LLC, a full-service investment bank and brokerage firm founded in 1997. He has been with his company since 2002 and is also a member of the Board of Directors of Dougherty Financial Group LLC, President of Dougherty Funding LLC, President of Dougherty Equipment Finance LLC, Chief Executive Officer of Dougherty Real Estate Advisors LLC and President and Chief Operating Officer of Dougherty Mortgage LLC. Dougherty Mortgage LLC specializes in financing market rate, affordable and senior housing throughout the United States. Prior to joining Dougherty & Company, Mr. Juran served as Senior Vice President of a regional investment banking firm for over 14 years. Mr. Juran serves on the board of several non-profits, including Summit Academy and Minnesota Attainable Housing. He received his B.S. from the University of St. Thomas and is fully licensed under NASD Series 7 and 63. His particular expertise in programs supporting the creation of multifamily housing, assisted living and affordable housing coupled with his knowledge of lending through HUD, GNMA and Fannie Mae provides the Board with insights into these unique market areas.

        Jeffrey D. Shellberg.    Mr. Shellberg is a founder of the Company and has served on the board of directors of the Company since its formation in 2005. Mr. Shellberg has worked in the regulatory and commercial banking industry for over 30 years. Mr. Shellberg has served as Executive Vice President and Chief Credit Officer of the Company since April of 2013 and is responsible for all aspects of the Bank's credit policies and risk management systems. Prior to 2013, Mr. Shellberg oversaw the lending division in addition to his responsibilities as Chief Credit Officer. He currently chairs the loan and appraisal committees and plays an integral role in credit actions on the Bank's largest lending relationships. He serves as our primary contact with all regulatory agencies. Mr. Shellberg's extensive experience in community banking includes strategic planning, policy formation, risk management, asset and liability management, as well as external/internal audit. Prior to joining the Bank, Mr. Shellberg was Senior Vice President of Klein Bank and began his banking career at the FDIC in 1985, where he worked for 15 years. He is a frequent guest panelist at commercial real estate forums across the Twin Cities. Mr. Shellberg received his B.S. from Iowa State University and is an alumnus of the Graduate School of Banking at Colorado, Boulder.

        Thomas P. Trutna.    Mr. Trutna has served on the board of directors of the Company since 2005. He is the President and Founder of Trutna Enterprises, Inc. d/b/a BIG INK, a visual communications company that creates branded solutions for Fortune 1000 companies, an organization he has run since 1999. Prior to founding BIG INK, Mr. Trutna held marketing and business management positions at General Mills and Periscope, a Twin cities advertising firm. Mr. Trutna serves as Past President of the Minnesota Chapter Entrepreneurs' Organization and is a frequent guest lecturer for entrepreneurial classes and professional organizations across the Twin Cities. Mr. Trutna received his B.S. from Minnesota State University, Mankato. Another prominent business owner and long standing resident of Minnesota, Mr. Trutna has significant ties to other local business leaders.

        Todd B. Urness.    Mr. Urness has served on the board of directors of the Company since 2005. He is a shareholder at the law firm of Winthrop & Weinstine, P.A., a 135-lawyer general practice firm located in Minneapolis, Minnesota. Mr. Urness has practiced with Winthrop & Weinstine since 1985 and has been a shareholder with the firm since 1988. He has served on the Board of Directors of

Winthrop & Weinstine as well as its senior management and compensation committees since 1993. In addition, he is the practice leader for the law firm's real estate group. He holds a B.A. from Gustavus Adolphus College and a J.D. from the University Of Minnesota School of Law. In addition, Mr. Urness is a Certified Public Accountant and a member of the Minnesota Bar. Mr. Urness's involvement in real estate also expands to the development and ownership of several local real estate projects, primarily multifamily housing.

        David J. Volk.    Mr. Volk has served on the board of directors of the Company since September 2017. Mr. Volk is a principal at Castle Creek Capital®, an alternative asset management firm focused on the community banking industry, located in Rancho Santa Fe, California. He has been with Castle Creek Capital since 2005 and has led or supported investments in numerous recapitalization, distressed and growth situations. Prior to joining the firm, Mr. Volk worked as an associate with TW Associates Capital, Inc. after receiving his initial training at Ernst & Young. Mr. Volk currently serves as a director of multiple banking institutions, including Bank of Southern California and New Mexico First Financial. Mr. Volk holds a B.S. from Santa Clara University and an M.S. from the University of Virginia. Mr. Volk's extensive financial institution experience based in strategic planning, operational improvements, acquisitions and capital financing brings a perspective on the opportunities and challenges facing banks nationwide.

Executive Officers

        The following table sets forth certain information regarding our executive officers, including their names, ages and positions:

Name	Age	Position
Jerry Baack	50	Chairman, Chief Executive Officer and President
Jeffrey D. Shellberg	56	Executive Vice President and Chief Credit Officer
Mary Jayne Crocker	55	Executive Vice President and Chief Operating Officer
Joe Chybowski	30	Senior Vice President and Chief Financial Officer
Nick L. Place	33	Senior Vice President and Chief Lending Officer

        The business and banking background and experience of each of our executive officers, other than Messrs. Baack and Shellberg who also serve as directors, for at least the past five years is set forth below. No executive officer has any family relationship, as defined in Item 401 of Regulation S-K, with any other executive officer or any of our current directors. There are no arrangements or understandings between any of the officers and any other person pursuant to which he or she was selected as an officer.

        Mary Jayne Crocker.    Ms. Crocker has been with the Bank since its founding and has served as Executive Vice President and Chief Operating Officer of the Company since January of 2014. Prior to her role as Chief Operating Officer, Ms. Crocker was the Bank's Senior Vice President, Communications, where she was instrumental in building awareness of the Bank's brand, maintaining and developing deposit solutions and creating positive shareholder relationships. She is responsible for directing the implementation of all strategic initiatives and overseeing retail banking, marketing, daily operations, technology and human resources. Prior to joining the Bank in 2005, Ms. Crocker held positions with Commerce Bank in Edina, Minnesota and began her financial career in brokerage at the Montreal Stock Exchange. Ms. Crocker has over 20 years of experience in the financial services industry. She led the integration of the acquisition of First National Bank of the Lakes in 2016 and chairs the Bank's IT Steering Committee. In 2013, Ms. Crocker was recognized as one of the Top Women in Finance in the Twin Cities by Finance & Commerce. Furthermore, she was honored as one of the Top Women in Business for 2017 by the Minneapolis/St. Paul Business Journal. Ms. Crocker is a member of the Women's Leadership Council of the Minneapolis/St. Paul Business Journal and currently serves on the board of the Minnesota Multi Family Housing Association and the Bank Holding Company Association. She received her B.C. from McMaster University in Ontario and is an alumna of The Institute of Certified Bankers.

        Joe Chybowski.    Mr. Chybowski joined the Company in 2013 as the Controller, and in January of 2017, he was promoted to Senior Vice President and Chief Financial Officer. Mr. Chybowski manages all financial activities, including, but not limited to, accounting, regulatory reporting, liquidity management, investment strategies, insurance and capital development. He directs all financial initiatives for the Bank. Mr. Chybowski chairs the Bank's ALM Committee as well as the Investment Committee. Prior to joining the Bank, Mr. Chybowski worked with Performance Trust Capital Partners in Chicago from 2009 to 2013 advising financial institutions on investment portfolio strategy and asset/liability management. He currently serves on the board of People Serving People, Minnesota's largest homeless shelter. Mr. Chybowski received his B.S. from North Park University in Chicago and is an alumnus of the Graduate School of Banking at Colorado, Boulder.

        Nick L. Place.    Mr. Place has been with the Company since 2007, serving in various capacities and has served as Senior Vice President and Chief Lending Officer since 2015. Prior to his current position, Mr. Place was the Vice President of Commercial Lending and was responsible for the origination of commercial loans. As Chief Lending Officer, Mr. Place oversees the lending function within the Bank, which has exceeded $400 million in gross originations in each of the last two years. Mr. Place is actively engaged in loan originations, primarily focusing on real estate lending in the Twin Cities MSA. Mr. Place has been instrumental in strategically developing specialty loan products in response to market demands. Mr. Place is often a guest speaker on numerous commercial real estate panels throughout the Twin Cities. Prior to joining the Bank, he was employed at Ameriprise Financial. He started his career in banking at Wells Fargo. Mr. Place received his B.A and B.S. from the University of St. Thomas and is an alumnus of the Graduate School of Banking at Colorado, Boulder.

Director Independence

        Under the rules of the Nasdaq Stock Market, independent directors must comprise a majority of our board of directors within one year of our listing date. The rules of the Nasdaq Stock Market, as well as those of the SEC, also impose several other requirements with respect to the independence of our directors.

        Our board of directors has evaluated the independence of its members based upon the rules of the Nasdaq Stock Market and the SEC. Applying these standards, and based on information provided by each director concerning his background, employment and affiliations, our board of directors has affirmatively determined that, with the exception of Messrs. Baack and Shellberg, each of our current directors is an independent director, as defined under the applicable rules. The board determined that Messrs. Baack and Shellberg do not qualify as independent directors because they are executive officers of the Company and the Bank. In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our shares by each non-employee director, and the matters discussed under "Certain Relationships and Related Party Transactions."

Election and Classification of Directors

        Under our amended and restated articles of incorporation, the number of directors constituting our board of directors is subject to a maximum of 11 and will be fixed from time to time by resolution of our board of directors. Our amended and restated articles of incorporation will provide that our board of directors is divided into three classes, Class I, Class II and Class III, with each class serving staggered three-year terms. The term of the initial Class I directors will terminate on the date of the

2019 annual shareholders' meeting, the term of the initial Class II directors will terminate on the date of the 2020 annual shareholders' meeting and the term of the initial Class III directors will terminate on the date of the 2021 annual shareholders' meeting.

        At each annual meeting of shareholders, upon the expiration of the term of a class of directors, each director nominee in the class up for election will be elected to serve from the time of election and qualification until the third annual meeting following his or her election and until his or her successor is duly elected and qualified, in accordance with our amended and restated articles of incorporation. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors.

Board Leadership Structure

        Our board of directors does not have a formal policy requiring the separation of the roles of Chairman of the Board and Chief Executive Officer. It is our directors' view that rather than having a rigid policy, the board of directors, with the advice and assistance of the nominating and corporate governance committee, and upon consideration of all relevant factors and circumstances, will determine, as and when appropriate, whether the two offices should be separate. Since our formation, the positions of Chairman and Chief Executive Officer have been combined and held by Mr. Baack. We believe this board leadership structure is the most appropriate because of the efficiencies achieved in having the role of Chairman and Chief Executive Officer combined, and because the detailed knowledge of our day-to-day operations and business that the Chief Executive Officer possesses greatly enhances the decision-making processes of the board of directors as a whole. As noted above, Mr. Baack is not currently considered to be "independent" according to Nasdaq Stock Market rules.

Board Committees

        Upon completion of the offering, the standing committees of our board of directors will consist of an audit committee, a compensation committee and a nominating and corporate governance committee. The responsibilities of these committees are described below. Our board of directors may also establish such other committees as it deems appropriate, in accordance with applicable law and regulations and our corporate governance documents. The following table summarizes the membership of each of the committees of the board of directors upon completion of the offering:

Director Name	Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee
James S. Johnson	Chair	Member	Member
David Juran	Member	Chair	Member
Thomas P. Trutna	Member	Member	Chair
Todd B. Urness	Member	Member	Member
David J. Volk		Member	Member

        Audit Committee.    On or before the one year anniversary of the effective date of the registration statement of which this prospectus is a part, our audit committee will be composed solely of members who satisfy the applicable independence, financial literacy and other requirements of the Nasdaq Stock Market and SEC for audit committees.

        Our audit committee has adopted a written charter, which sets forth the committee's duties and responsibilities. The current charter of the audit committee will be available on our website at

www.bridgewaterbankmn.com upon completion of this offering. As described in its charter, our audit committee has responsibility for, among other things:

  •
  selecting and reviewing the performance of our independent auditors and approving, in advance, all engagements and fee arrangements;

  •
  reviewing the independence of our independent auditors;

  •
  reviewing actions by management on recommendations of the independent auditors and internal auditors;

  •
  meeting with management, the internal auditors and the independent auditors to review the effectiveness of our system of internal control and internal audit procedures;

  •
  reviewing our earnings releases and reports filed with the SEC;

  •
  reviewing reports of bank regulatory agencies and monitoring management's compliance with recommendations contained in those reports;

  •
  reviewing and approving transactions for potential conflicts of interest under the Company's conflict of interest policy; and

  •
  handling such other matters that are specifically delegated to the audit committee by our board of directors from time to time.

        Compensation Committee.    On or before the one year anniversary of our listing date, our compensation committee will be composed solely of members who satisfy the applicable independence requirements of the Nasdaq Stock Market and SEC for compensation committees.

        Our compensation committee has adopted a written charter, which sets forth the committee's duties and responsibilities. The current charter of the compensation committee will be available on our website at www.bridgewaterbankmn.com upon completion of this offering. As described in its charter, our compensation committee has responsibility for, among other things:

  •
  reviewing, monitoring and approving our overall compensation structure, policies and programs (including benefit plans) and assessing whether the compensation structure establishes appropriate incentives for our executive officers and other employees and meets our corporate objectives;

  •
  determining the annual compensation of our Chief Executive Officer;

  •
  determining stock ownership guidelines for the Chief Executive Officer and other executive officers and monitor compliance with such guidelines;

  •
  overseeing the administration of our equity plans and other incentive compensation plans and programs and make recommendations to our board of directors relating to these matters;

  •
  preparing the compensation committee report required by SEC rules to be included in our annual report; and

  •
  handling such other matters that are specifically delegated to the compensation committee by our board of directors from time to time.

        Nominating and Corporate Governance Committee.    On or before the one year anniversary of our listing date, our nominating and corporate governance committee will be composed solely of members who satisfy the applicable independence requirements of the Nasdaq Stock Market and SEC for nominating and corporate governance committees.

        Our nominating and corporate governance committee has adopted a written charter, which sets forth the committee's duties and responsibilities. The current charter of the nominating and corporate governance committee will be available on our website at www.bridgewaterbankmn.com upon completion of this offering. As described in its charter, our nominating and corporate governance committee has responsibility for, among other things:

  •
  recommending persons to be selected by our board of directors as nominees for election as directors or to fill any vacancies on our board of directors;

  •
  developing and recommending to the board of directors a set of corporate governance guidelines applicable to the Company and reviewing these guidelines at least once a year;

  •
  reviewing the board of director's committee structure and composition and making recommendations to the board of directors regarding the appointment of directors to serve as members of each committee and committee chairmen annually; and

  •
  handling such other matters that are specifically delegated to the nominating and corporate governance committee by our board of directors from time to time.

        In carrying out its nominating function, the nominating and corporate governance committee will develop qualification criteria for all potential director nominees, including incumbent directors, board nominees and shareholder nominees included in the proxy statement. We expect these criteria will include the following attributes:

  •
  integrity and high ethical standards in the nominee's professional life;

  •
  sufficient educational and professional experience, business experience or comparable service on other boards of directors to qualify the nominee for service to the board;

  •
  evidence of leadership and sound judgment in the nominee's professional life;

  •
  a willingness to abide by any published code of ethics for the Company; and

  •
  a willingness and ability to devote sufficient time to carrying out the duties and responsibilities required of a board member.

        The committee also evaluates potential nominees to determine if they have any conflicts of interest that may interfere with their ability to serve as effective board members and to determine whether they are "independent" in accordance with Nasdaq Stock Market rules (to ensure that, at all times, at least a majority of our directors are independent).

        Prior to nominating an existing director for re-election to the board, the committee will consider and review the following attributes with respect to each existing director:

  •
  board and committee attendance and performance;

  •
  age and length of board service;

  •
  experience, skills and contributions that the existing director brings to the board;

  •
  independence and any conflicts of interest; and

  •
  any significant change in the director's professional status or work experience, including the attributes considered for initial board membership.

Board Oversight of Risk Management

        Our board of directors believes that effective risk management and control processes are critical to our safety and soundness, our ability to predict and manage the challenges that we face and, ultimately, our long-term corporate success. Our board of directors, both directly and through its committees, is responsible for overseeing our risk management processes, with each of the committees of our board of directors assuming a different and important role in overseeing the management of the risks we face.

        Our full board of directors oversees our enterprise-wide risk management framework, which establishes our overall risk appetite and risk management strategy and enables our management to understand, manage and report on the risks we face. Our full board of directors also reviews and oversees policies and practices established by management to identify, assess, measure and manage key risks we face, including the risk appetite metrics developed by management. The audit committee of our board of directors is responsible for overseeing risks associated with financial matters (particularly financial reporting, accounting practices and policies, disclosure controls and procedures and internal control over financial reporting). The compensation committee of our board of directors has primary responsibility for risks and exposures associated with our compensation policies, plans and practices, regarding both executive compensation and the compensation structure generally. In particular, our compensation committee reviews our incentive compensation arrangements to ensure these programs are consistent with applicable laws and regulations, including safety and soundness requirements, and do not encourage imprudent or excessive risk-taking by our employees. The nominating and corporate governance committee of our board of directors oversees risks associated with the independence of our board of directors and potential conflicts of interest.

        Our strategic leadership team is responsible for implementing and reporting to our board of directors regarding our risk management processes, including by assessing and managing the risks we face, including strategic, operational, regulatory, investment and execution risks, on a day-to-day basis. Our strategic leadership team is also responsible for creating and recommending to our board of directors for approval appropriate risk appetite metrics reflecting the aggregate levels and types of risk we are willing to accept in connection with the operation of our business and pursuit of our business objectives.

        The role of our board of directors in our risk oversight is consistent with our leadership structure, with the members of our strategic leadership team having responsibility for assessing and managing our risk exposure, and our board of directors and its committees providing oversight in connection with those efforts. We believe this division of risk management responsibilities presents a consistent, systemic and effective approach for identifying, managing and mitigating risks throughout our operations.

Compensation Committee Interlocks and Insider Participation

        None of the members of our compensation committee will be or has been an officer or employee of the Company. None of our executive officers serves or has served as a member of the board of directors, compensation committee or other board committee performing equivalent functions of any entity that has one or more executive officers serving as one of our directors or on our compensation committee.

Code of Business Conduct and Ethics

        Upon completion of this offering, our board of directors will adopt a code of business conduct and ethics that applies to all of our directors and employees. The code will set forth the standard of ethics that we expect all of our directors and employees to follow. Upon completion of this offering, our code of business conduct and ethics will be available on our website at www.bridgewaterbankmn.com. Any amendments to the code, or any waivers of its requirements, will be disclosed on our website, as well as any other means required by Nasdaq Stock Market rules.

Corporate Governance Guidelines

        Upon completion of this offering, our board of directors will adopt a set of corporate governance guidelines to assist our board of directors in the exercise of its fiduciary duties and to promote the effective functioning of our board and its committees. Upon the completion of this offering, our corporate governance guidelines will be available on our website at www.bridgewaterbankmn.com.

EXECUTIVE COMPENSATION

        As an emerging growth company under the JOBS Act, we have opted to comply with the executive compensation disclosure rules applicable to "smaller reporting companies" as such term is defined in the rules promulgated under the Securities Act, which permit us to limit reporting of compensation disclosure to our principal executive officer and our two other most highly compensated executive officers, which are referred to as our "named executive officers."

        The compensation reported in the Summary Compensation Table below is not necessarily indicative of how we will compensate our named executive officers in the future. We will continue to review, evaluate and modify our compensation framework to maintain a competitive total compensation package. As such, and as a result of our becoming a publicly traded company, the compensation program following this offering could vary from our historical practices.

        Our named executive officers for 2016 are:

  •
  Jerry Baack, Chairman of the Board, Chief Executive Officer and President;

  •
  Mary Jayne Crocker, Executive Vice President and Chief Operating Officer; and

  •
  Jeffrey D. Shellberg, Executive Vice President and Chief Credit Officer.

Summary Compensation Table

        The following table sets forth information regarding the compensation paid, awarded to, or earned for our fiscal years ended December 31, 2016 and 2015 for each of our named executive officers.

Name and Position	Year	Salary ($)	Bonus ($)	Option Awards(1) ($)	Nonqualified Deferred Compensation Earnings(2) ($)	All Other Compensation(3) ($)	Total ($)
Jerry Baack	2016	400,000	335,000	—	41,241	205,390	981,631
Chairman of the Board, Chief Executive Officer and President	2015	350,000	283,000	—	23,984	183,885	840,869
Mary Jayne Crocker	2016	250,000	167,500	—	15,045	120,679	553,224
Executive Vice President and Chief Operating Officer	2015	225,000	116,500	—	7,947	96,983	446,430
Jeffrey D. Shellberg	2016	250,000	167,500	—	17,833	122,567	557,900
Executive Vice President and Chief Credit Officer	2015	225,000	116,500	—	10,718	99,918	452,136

(1)
The Company did not grant any option awards to the named executive officers in 2015 or 2016. During 2017, the Company granted option awards to Mr. Baack, Ms. Crocker and Mr. Shellberg with an aggregate grant date fair value of $420,000 each. The grant date fair value was determined in accordance with FASB ASC Topic 718 based on a share price of $7.47. The fair market value of shares was determined by the board of directors based on an independent third party valuation.

(2)
Accounts under the Deferred Incentive Plan are credited with interest annually at a rate equal to the return on average equity of Bridgewater Bank for the immediately preceding calendar year.

(3)
"All Other Compensation" for the named executive officers during 2016 is summarized below.

Name	Perquisites(i) ($)	Company 401(k) Plan Contribution(ii) ($)	Company Deferred Incentive Plan Contribution(iii) ($)	Total "All Other Compensation" ($)
Jerry Baack	21,840	18,550	165,000	205,390
Mary Jayne Crocker	19,629	18,550	82,500	120,679
Jeffrey D. Shellberg	21,517	18,550	82,500	122,567

(i)
Amounts reflect automobile allowances and the cost of health and dental insurance premiums paid for by the Company.

(ii)
Amounts reflect Company matching and profit sharing contributions under the 401(k) Plan.

(iii)
Amount reflects Company contributions to the Deferred Incentive Plan for the 2016 calendar year, which cliff vest on December 31, 2020 subject to the named executive officer's continued employment. Unvested amounts under the Deferred Incentive Plan also vest upon a change in control of the Company or the named executive officer's death.

General

        We compensate our named executive officers through a combination of base salary, annual bonus, contributions to the Deferred Incentive Plan, equity awards, and other benefits including perquisites. The compensation committee of the Bank historically was tasked with assessing our compensation arrangements and making recommendations to our board of directors with respect to our named executive officers. Following the completion of the offering, the compensation committee of the Company will assume this role. Our board of directors ultimately makes final decisions with respect to our compensation plans and programs and the compensation of our named executive officers. Our board of directors believes the executive compensation packages that we provide to our executives, including the named executive officers, should include both cash and equity compensation that reward performance as measured against established corporate and individual goals. Each element of compensation is designed to achieve a specific purpose and to contribute to a total package that is competitive with similar packages provided by other institutions that compete for the services of individuals like our named executive officers.

        In 2017, the compensation committee of the Bank retained an external consultant, F.W. Cook, to provide a market analysis with respect to executive and director compensation and benefits, insider stock ownership levels, and the identification of a peer group of publicly-traded financial companies of a similar asset size providing banking services in a similar market area as the Company. The board of directors intends to utilize the analysis provided by F.W. Cook in making future compensation and governance decisions with respect to our named executive officers and directors.

Base Salary

        Our board of directors reviews and approves base salaries of our named executive officers. In setting the base salary of each named executive officer, the board of directors relied on the recommendations of the compensation committee of the Bank as well as market data provided by our internal human resources department and survey data from industry resources. Salary levels are typically considered annually as part of our performance review process and upon a promotion or other change in job responsibility.

Annual Bonus

        All of our named executive officers are eligible to receive an annual bonus payment at the discretion of the board of directors. Annual bonus awards are intended to recognize and reward those named executive officers who contribute meaningfully to our performance for the year. In prior years, the board of directors has typically considered Company and individual performance factors in its determination of the amount of the annual bonus awards granted to each named executive officer.

Deferred Incentive Plan

        The board of directors may award each named executive officer a discretionary contribution to the Deferred Incentive Plan based on Company and individual performance for each calendar year. To encourage retention, amounts contributed to the Deferred Incentive Plan are subject to forfeiture contingent on the named executive officer's continued employment.

Equity Awards

        All of our named executive officers are eligible to receive grants of incentive and non-statutory stock options at the discretion of the board of directors. Stock options may be issued from our 2017 Stock Option Plan described more fully below. The 2017 Stock Option Plan allows the board of directors to grant stock options under the plan and to establish the terms and conditions of the awards, subject to the plan terms. Previously, the board of directors has granted stock options from the 2012 Stock Option Plan and the 2005 Stock Option Plan, each described in more detail below.

Benefits and Other Perquisites

        The named executive officers are eligible to participate in the same benefit plans designed for all of our full-time employees, including medical, dental, disability, group and life, accidental death and travel accident insurance coverage. We also provide our employees, including our named executive officers, with various retirement benefits. Our retirement plans are designed to assist our employees, including our named executive officers, in planning for retirement and securing appropriate levels of income during retirement. The purpose of our retirement plans is to attract and retain quality employees, including executives, by offering benefit plans similar to those typically offered by our competitors.

        Bridgewater Bank 401(k) Safe Harbor Plan.    The Bridgewater Bank 401(k) Safe Harbor Plan, or the 401(k) Plan, is designed to provide retirement benefits to all eligible full-time and part-time employees of the Company and the Bank. The 401(k) Plan provides employees with the opportunity to save for retirement on a tax-favored basis. Named executive officers, all of whom were eligible during 2016, may elect to participate in the 401(k) Plan on the same basis as all other employees. Employees may defer 0% to 100% of their compensation to the 401(k) Plan up to the applicable IRS limit. We currently match 100% of employee contributions on the first 4% of employee compensation. The Company match is contributed in the form of cash and is invested according to the employee's current investment allocation. We also made a discretionary profit sharing contribution equal to 3% of employee compensation to the 401(k) Plan for each of 2016 and 2015.

        Health and Welfare Benefits.    Our named executive officers are eligible to participate in our standard health and welfare benefits program, which offers medical, dental, life, accident, and disability coverage to all of our eligible employees. We do not provide the named executive officers with any health and welfare benefits that are not generally available to our other employees, except for the Mayo Clinic physical exam program described below.

        Perquisites.    We provide our named executive officers with certain perquisites that we believe are reasonable and consistent with our overall compensation program to better enable us to attract and retain superior employees for key positions. The board of directors periodically reviews the levels of perquisites and other personal benefits provided to named executive officers. Based on this periodic review, perquisites are awarded or adjusted on an individual basis. The perquisites received by our named executive officers in 2016 included an automobile allowance and health and dental insurance premiums partially paid for by the Company. Additionally, our named executive officers are eligible to obtain a biannual executive physical exam at the Mayo Clinic in Rochester, Minnesota at the named executive officer's option and the Company's expense.

Employment Agreements

        We entered into employment agreements with each of our named executive officers as of October 1, 2017. The agreements generally describe the position and duties of each of the named executive officers, provide for a specified term of employment, describe base salary and other benefits and perquisites to which each executive officer is entitled, set forth the duties and obligations of each party in the event of a termination of employment prior to expiration of the employment term and provide us with a measure of protection by obligating the named executive officers to abide by the terms of restrictive covenants during the terms of their employment and thereafter for a specified period of time.

        Our employment agreements with the named executive officers each provide for an initial term of three years, with an automatic renewal for an additional one-year period commencing on the third anniversary of the effective date and each anniversary thereafter, unless either party provides written notice of nonrenewal ninety days prior to the extension date. In the event that a change in control occurs during the employment period, each employment agreement will remain in effect for a two year period following the change in control and then terminate.

        The employment agreements provide for an annual base salary of $500,000, $325,000 and $325,000 for each of Mr. Baack, Ms. Crocker and Mr. Shellberg, respectively, which shall be subject to review, and may be adjusted, on each anniversary of the effective date. Each of Mr. Baack, Ms. Crocker and Mr. Shellberg are entitled to a monthly automobile allowance of $850, $650 and $650, respectively. Our named executive officers are also each entitled to an executive physical exam at the Mayo Clinic in Rochester, Minnesota once every two years, at the named executive officer's option and the Company's expense. Additionally, each executive officer is entitled to participate in the Company's paid time off, pension and welfare benefit plans as may be in effect from time to time.

        Each named executive officer is subject to a non-competition provision within 25 miles of each banking or office location of the Company, the Bank and their affiliates, and a non-solicitation restriction with respect to customers and employees. The restrictive covenants apply during employment and for a period of twelve months following a termination of employment.

        In the event a named executive officer's employment is terminated other than for cause or a named executive officer resigns for good reason, he or she will be entitled to severance equal to 100% of his or her annual base salary generally payable in twelve equal monthly installments. If such termination occurs within six months prior to, or 24 months following, a change in control, each named executive officer will be entitled to a single lump-sum severance equal to 200% of his or her annual base salary plus his or her cash incentive bonus for the most recently completed fiscal year.

        Upon a termination without cause or a resignation for good reason, to the extent the named executive officer elects COBRA coverage, each named executive officer will also be entitled to continued medical and dental coverage for the named executive officer and any dependents at active employee rates. Such coverage will be available for the applicable COBRA coverage period or until the named executive officer or any dependent becomes eligible for comparable coverage on a subsequent employer plan.

        Our obligation to pay any severance under each of the employment agreements is conditioned on the execution by the named executive officer of a general release and waiver of any and all claims with respect to the named executive officer's employment with the Company.

Bridgewater Bank Deferred Cash Incentive Plan.

        We maintain the Bridgewater Bank Deferred Cash Incentive Plan, or the Deferred Incentive Plan, for the benefit of certain key employees. The plan is intended to promote the growth and profitability of the Company and the Bank by providing key employees designated by the board of directors with an incentive award to achieve corporate objectives, and by attracting and retaining individuals of outstanding competence.

        Under the Deferred Incentive Plan, the board of directors may make a discretionary contribution to the deferred incentive account of any employee designated as a participant in the plan based upon the participant's performance for the calendar year. Contributions to the Deferred Incentive Plan vest on the fourth anniversary of the last day of the calendar year for which the contribution was made to the plan. Vesting is accelerated upon a change in control of the Company or the Bank, the participant's death, or at the discretion of the board of directors, in each case provided that the participant has not incurred a separation from service.

        Amounts credited to a participant's deferred incentive account accrue interest at a rate equal to the Bank's return on average equity for the immediately preceding calendar year. Distribution of any contributions to the Deferred Incentive Plan, including any interest thereon, will be made as a lump sum cash payment within 75 days following the date such amounts become vested. Any distributions from the Deferred Incentive Plan are subject to forfeiture or recoupment if the board of directors determines that the Participant has engaged in fraud or willful misconduct that caused or otherwise contributed to a material restatement of the Bank's financial results.

Outstanding Equity Awards at Fiscal Year End

        The following table provides information for each of our named executive officers regarding outstanding stock options held by the named executive officers as of December 31, 2016.

	Option Awards
	Number of Securities Underlying Unexercised Options(1)
			Option Exercise Price ($)
Name	Exercisable (#)	Unexercisable (#)		Option Expiration Date
Jerry Baack	60,000	90,000	3.00	12/31/2023
	—	150,000	7.47	09/30/2027
Mary Jayne Crocker	25,000	—	1.23	07/11/2020
	25,000	—	1.20	07/11/2021
	20,000	30,000	3.00	12/31/2023
	—	150,000	7.47	09/30/2027
Jeffrey D. Shellberg	30,000	45,000	3.00	12/31/2023
	—	150,000	7.47	09/30/2027

(1)
All option awards vest in 20% increments on the first five anniversaries of the date of grant. All outstanding unvested options are accelerated and vest in full upon a change in control of the Company or in the event of the death of a named executive officer. On October 1 2017, the Company granted 150,000 option awards to each of Mr. Baack, Ms. Crocker and Mr. Shellberg.

Stock Option Plans

        Stock option awards are currently made though the Company's 2017 Stock Option Plan. The Company also maintains the 2012 Stock Option Plan and the 2005 Stock Option Plan.

Bridgewater Bancshares, Inc. 2017 Combined Incentive and Non-Statutory Stock Option Plan.

        General.    The Bridgewater Bancshares, Inc. 2017 Combined Incentive and Non-Statutory Stock Option Plan, or the 2017 Stock Option Plan, was adopted by our board on March 28, 2017 and approved by our shareholders on April 24, 2017. The 2017 Stock Option Plan was designed to promote the growth and general prosperity of the Company by permitting the Company to grant option awards to consultants, employees, officers and directors that will assist the Company in its efforts to attract and retain the best available persons for positions of substantial responsibility and to provide such persons with an additional incentive to contribute to the future success of the Company and its affiliates. Pursuant to the 2017 Stock Option Plan, the board of directors is allowed to grant awards to eligible persons in the form of incentive and non-statutory stock options. Up to 1,500,000 shares of common stock are available for issuance under the plan. As of November 10, 2017, there were 664,000 shares available for issuance under the plan. Any shares subject to options that are cancelled or expire prior to exercise become available for reissuance under the plan. Stock options vest, become exercisable and contain such other terms and conditions as determined by the board of directors and set forth in individual agreements with the employees receiving the awards. The 2017 Stock Option Plan provides for acceleration of vesting and exercise privileges of outstanding option awards upon a change in control.

        Eligibility.    All employees and directors of, and service providers to, the Company and its affiliates are eligible to become participants in the 2017 Stock Option Plan, except that non-employees may not be granted incentive stock options. The board of directors will determine the specific individuals who will be granted awards under the plan and the type and amount of any such awards.

        Options.    The board of directors may grant incentive stock options and non-statutory stock options to purchase stock at an exercise price determined under the award. Each stock option must be granted pursuant to an award agreement setting forth the terms and conditions of the individual award. Awards of incentive stock options may expire no later than 10 years from the date of grant (and no later than five years from the date of grant in the case of a 10% shareholder).

        The exercise price of an incentive stock option may not be less than the fair market value of Company common stock on the date the option is granted. The exercise price of an incentive stock option awarded to a 10% shareholder may not be less than 110% of the fair market value of the stock on the date the option is granted.

        Options awarded under the plan will be exercisable in accordance with the terms established by the board of directors. Any incentive stock option granted under the plan that does not qualify as an incentive stock option will be deemed to be a non-statutory stock option. The full purchase price of each share of stock purchased upon the exercise of any option must be paid at the time of exercise of an option. The purchase price of an option may be paid in cash or by certified or cashiers' check. In the sole discretion of the board of directors, payment of all or a portion of the exercise price may be made by surrender to the Company of previously acquired shares of Company common stock, shares of Company common stock issuable upon the exercise of the option, or a combination thereof, with such shares credited against the exercise price based upon the fair market value of the Company's common stock on the date of exercise.

        Section 162(m) of the Code.    Under Section 162(m) of the Internal Revenue Code, or the Code, the deduction for a publicly held corporation for otherwise deductible compensation to a "covered employee" (the chief executive officer and the next three most highly compensated executive officers

(other than the chief financial officer)) is limited to $1 million per year. However, in the case of a corporation that becomes a publicly held corporation in connection with an initial public offering, the $1 million per year deduction limit does not apply during a limited "transition period" to any remuneration paid pursuant to a compensation plan that existed during the period in which the corporation was not publicly held, if the prospectus accompanying the initial public offering disclosed information concerning those plans that satisfied all applicable securities laws then in effect.

        The Company intends to rely on the transition relief described in the immediately preceding paragraph in connection with awards under the 2017 Stock Option Plan until the earliest of the four following events: (i) the expiration of the plan; (ii) the material modification of the plan; (iii) the issuance of all stock that has been allocated under the plan; or (iv) the first meeting of the Company's shareholders at which directors are to be elected that occurs after the close of the third calendar year following the calendar year in which the initial public offering of the Company's common stock occurs.

        Change in Control.    Unless otherwise provided in an award agreement, upon the occurrence of a change in control of the Company all outstanding stock options will vest and become fully exercisable.

        Amendment and Termination.    The 2017 Stock Option Plan will remain in effect as long as any awards under it are outstanding; provided, however, that no awards may be granted after the 10-year anniversary of the effective date of the plan. The Company generally reserves the right to amend or terminate the plan at any time, except that the plan may not be amended without the approval of the Company's shareholders to permit:

  •
  a material increase of the benefits accruing to participants;

  •
  a material increase in the exercise price of options previously granted under the plan;

  •
  a material decrease or termination of options previously granted under the plan;

  •
  a material increase of the number of shares of stock that may be issued; or

  •
  a material modification of the requirements for participation.

        U.S. Federal Income Tax Treatment.    Under present U.S. federal income tax laws, awards granted under the plan generally should have the following tax consequences:

        Non-Statutory Stock Options.    The grant of a non-statutory option generally will not result in taxable income to the participant. The participant generally will realize ordinary income at the time of exercise in an amount equal to the excess of the fair market value of the shares acquired over the exercise price for those shares and the Company will be entitled to a corresponding deduction. Gains or losses realized by the participant upon disposition of such shares generally will be treated as capital gains and losses, with the basis in such shares equal to the fair market value of the shares at the time of exercise.

        Incentive Stock Options.    The grant of an incentive stock option generally will not result in taxable income to the participant. The exercise of an incentive stock option generally will not result in taxable income to the participant provided that the participant was (without a break in service) an employee of the Company or a subsidiary during the period beginning on the date of the grant of the option and ending on the date three months prior to the date of exercise (one year prior to the date of exercise if the participant is "disabled," as that term is defined in the Code).

        The excess of the fair market value of the shares at the time of the exercise of an incentive stock option over the exercise price generally will be an adjustment that is included in the calculation of the participant's alternative minimum taxable income for the tax year in which the incentive stock option is exercised. For purposes of determining the participant's alternative minimum tax liability for the year of disposition of the shares acquired pursuant to the incentive stock option exercise, the participant will have a basis in those shares equal to the fair market value of the shares at the time of exercise.

        If the participant does not sell or otherwise dispose of the shares within two years from the date of the grant of the incentive stock option or within one year after the transfer of such stock to the participant, then, upon disposition of such shares, any amount realized in excess of the exercise price generally will be taxed to the participant as capital gain. A capital loss will be recognized to the extent that the amount realized is less than the exercise price.

        If the foregoing holding period requirements are not met, the participant generally will realize ordinary income at the time of the disposition of the shares, in an amount equal to the lesser of (i) the excess of the fair market value of the shares on the date of exercise over the exercise price, or (ii) the excess, if any, of the amount realized upon disposition of the shares over the exercise price and the Company generally will be entitled to a corresponding deduction. If the amount realized exceeds the value of the shares on the date of exercise, any additional amount generally will be capital gain. If the amount realized is less than the exercise price, the participant generally will recognize no income, and a capital loss will be recognized equal to the excess of the exercise price over the amount realized upon the disposition of the shares.

        Withholding of Taxes.    All distributions under the plan are subject to withholding of all applicable taxes and the board of directors may condition the delivery of any shares or other benefits under the plan on satisfaction of the applicable withholding obligations. Such withholding obligations generally may be satisfied through cash payment by the participant.

        Bridgewater Bancshares, Inc. 2012 Combined Incentive and Non-Statutory Stock Option Plan.    The Company adopted the Bridgewater Bancshares, Inc. 2012 Combined Incentive and Non-Statutory Stock Option Plan, or the 2012 Stock Option Plan, effective March 27, 2012, subject to shareholder approval. Under the 2012 Stock Option Plan, we were permitted to grant awards to eligible persons in the form of incentive and non-statutory stock options. We had reserved up to 750,000 shares of common stock for issuance under the plan. After October 1, 2017, no shares remained available for grant under this plan. Any shares subject to options that are cancelled or expire prior to exercise become available for reissuance under the plan. Options that were granted under this plan will vest, become exercisable and contain such other terms and conditions as determined by the board of directors and set forth in individual agreements with the employees receiving the awards. The plan provides for acceleration of vesting and exercise privileges of outstanding options upon the occurrence of a change in control transaction.

        Bridgewater Bancshares, Inc. 2005 Combined Incentive and Non-Statutory Stock Option Plan.    The Company adopted the Bridgewater Bancshares, Inc. 2005 Combined Incentive and Non-Statutory Stock Option Plan, or the 2005 Stock Option Plan, effective October 17, 2005. Under the 2005 Stock Option Plan, we were permitted to grant awards to eligible persons in the form of incentive and non-statutory stock options. We had reserved up to 1,000,000 shares of common stock for issuance under the plan. After January 1, 2014, no shares remained available for grant under this plan. Any shares subject to options that are cancelled or expire prior to exercise become available for reissuance under the plan. Options that were granted under this plan will vest, become exercisable and contain such other terms and conditions as determined by the board of directors and set forth in individual agreements with the employees receiving the awards. The plan provides for acceleration of vesting and exercise privileges of outstanding options upon the occurrence of a change in control.

Director Compensation

        The following table sets forth information regarding 2016 compensation for each of our nonemployee directors.

Name	Fees Earned or Paid in Cash ($)
James S. Johnson	20,000
David Juran	17,000
Thomas P. Trutna	19,000
Todd B. Urness	18,500
David J. Volk(1)	—

(1)
Mr. Volk was not a director in 2016.

        Director fees for 2016 were based upon fees paid for attending each meeting of the full board of directors or of a committee of the board. Directors received $1,500 for each meeting attended of the boards of directors of the Company and the Bank. Additionally, the chairman of each committee of the boards of directors of the Company and the Bank received a fee of $750 for each committee meeting attended and other members of each committee of the boards of directors of the Company and the Bank received $500 for each committee meeting attended. Effective July 1, 2017, each director will receive an annual retainer of $60,000 for service on the boards of directors of the Company and the Bank in lieu of fees based on the number of meetings attended.

PRINCIPAL AND SELLING SHAREHOLDERS

        The following table sets forth information regarding the beneficial ownership of our common stock, as of September 30, 2017, and as adjusted to reflect the completion of the offering, by:

  •
  each shareholder known by us to beneficially own more than 5% of our outstanding common stock;

  •
  each of our named executive officers;

  •
  each of our directors;

  •
  all of our directors and executive officers as a group; and

  •
  each selling shareholder.

        We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting of securities, or to dispose or direct the disposition of securities, or has the right to acquire such powers within 60 days, including any right to acquire such securities (i) through the exercise of any option, warrant or right, (ii) through the conversion of a security, (iii) pursuant to the power to revoke a trust, discretionary account or similar arrangement or (iv) pursuant to the automatic termination of a trust, discretionary account or similar arrangement. For purposes of calculating each person's percentage ownership, common stock issuable pursuant to options exercisable within 60 days are included as outstanding and beneficially owned for that person or group, but are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Except as disclosed in the footnotes to this table and subject to applicable community property laws, we believe that each person identified in the table has sole voting and investment power over all of the shares shown opposite such person's name.

        The percentage of beneficial ownership is based on 20,784,001 shares of our common stock outstanding as of September 30, 2017 and                shares to be outstanding after the completion of this offering (or                shares if the underwriters exercise in full their option to purchase additional shares from us). Information presented assumes no participation by the 5% or greater shareholders, directors or officers in the reserved share program.

        Except as otherwise indicated, the address for each shareholder listed in the table below is: c/o Bridgewater Bancshares, Inc., 3800 American Boulevard West, Suite 100, Bloomington, Minnesota 55431.

				After this Offering
	Prior to this Offering			If Underwriters' Purchase Option is Not Exercised		If Underwriters' Purchase Option is Exercised in Full
	Shares Beneficially Owned			Shares Beneficially Owned		Shares Beneficially Owned
			Number of Shares to be Sold in this Offering
Name	#	%		# %		# %
5% shareholders:
Todd Urness(1)	1,400,882	6.73%			%		%
David Juran(2)	1,273,090	6.12%			%		%
Jerry Baack(3)	1,112,704	5.33%			%		%
Directors and named executive officers:
Jerry Baack(3)	1,112,704	5.33%			%		%
Mary Jayne Crocker(4)	144,981	*		*		*
James S. Johnson(5)	238,333	1.15%		*		*
David Juran(2)	1,273,090	6.12%			%		%
Jeffrey D. Shellberg(6)	782,750	3.76%			%		%
Thomas P. Trutna(7)	204,478	*		*		*
Todd B. Urness(1)	1,400,882	6.73%			%		%
David J. Volk	—	*		*		*
All directors and executive officers as a group (10 persons)(8)	5,238,968	24.78%			%		%
Selling shareholders:
					%		%

*
Indicates one percent or less.

(1)
Includes 24,000 shares of our common stock underlying options that are currently exercisable or are exercisable within 60 days of September 30, 2017. Excludes 16,000 shares of our common stock underlying options that are subject to vesting. A total of 290,000 shares are pledged as security for indebtedness.

(2)
Includes 24,000 shares of our common stock underlying options that are currently exercisable or are exercisable within 60 days of September 30, 2017. Excludes 16,000 shares of our common stock underlying options that are subject to vesting. Includes 97,500 shares held Mr. Juran as co-trustee of marital and residuary trusts dated June 18, 2002. A total of 539,986 shares are pledged as security for indebtedness.

(3)
Includes 90,000 shares of our common stock underlying options that are currently exercisable or are exercisable within 60 days of September 30, 2017. Excludes 210,000 shares of our common stock underlying options that are subject to vesting. Includes 4,200 shares held by Mr. Baack's dependent child. A total of 758,504 shares are pledged as security for indebtedness.

(4)
Includes 80,000 shares of our common stock underlying options that are currently exercisable or are exercisable within 60 days of September 30, 2017. Excludes 170,000 shares of our common stock underlying options that are subject to vesting. Includes 25,000 shares held jointly with Ms. Crocker's spouse.

(5)
Includes 24,000 shares of our common stock underlying options that are currently exercisable or are exercisable within 60 days of September 30, 2017. Excludes 16,000 shares of our common stock underlying options that are subject to vesting. Includes 153,500 shares held by Mr. Johnson as co-trustee of the James S. Johnson Trust, dated May 28, 2015. A total of 45,000 shares are pledged as security for indebtedness.

(6)
Includes 45,000 shares of our common stock underlying options that are currently exercisable or are exercisable within 60 days of September 30, 2017. Excludes 180,000 shares of our common stock underlying options that are subject to vesting. Includes 304,890 shares held by Mr. Shellberg as co-trustee of the Jeffrey D. Shellberg Trust under agreement dated October 1, 2014. A total of 100,000 shares are pledged as security for indebtedness.

(7)
Includes 24,000 shares of our common stock underlying options that are currently exercisable or are exercisable within 60 days of September 30, 2017. Excludes 16,000 shares of our common stock underlying options that are subject to vesting. Includes 40,478 shares held jointly with Mr. Trutna's spouse.

(8)
Includes a total of 361,000 shares subject to stock options that are currently exercisable or are exercisable within 60 days of September 30, 2017. A total of 1,543,490 shares are pledged as security for indebtedness.

Beneficial Ownership of Non-Voting Common Stock

        In addition to the information reflected in the table above with respect to the beneficial ownership of our common stock, as of September 30, 2017, 3,845,860 shares of our non-voting common stock were issued and outstanding. The shares of our non-voting common stock are not convertible by the initial purchasers or their affiliates but are convertible on a one-for-one basis into shares of our common stock under certain circumstances. See "Description of Capital Stock—Non-Voting Common Stock."

        None of our directors or executive officers or the 5% shareholders beneficially own any shares of our non-voting common stock.                        and                         , selling shareholders in this offering, owned                        and                         shares of our non-voting common stock, respectively, as of September 30, 2017, and                        and                         shares of non-voting common stock, respectively, will be transferred to the underwriters and converted to shares of common stock to be sold in this offering.

 DESCRIPTION OF CAPITAL STOCK

        The following is a summary of the material rights of our capital stock and related provisions of our amended and restated articles of incorporation, or articles, and our amended and restated bylaws, or bylaws, that will be adopted prior to the consummation of this offering. The following description of our capital stock does not purport to be complete and is subject to, and qualified in its entirety by, our articles and bylaws, which we have included as exhibits to the registration statement of which this prospectus is a part. We urge you to read these documents for a more complete understanding of shareholder rights.

General

        Our articles authorize the issuance of up to 75,000,000 shares of common stock, par value $0.01 per share, up to 10,000,000 shares of non-voting common stock, par value $0.01 per share, and up to 10,000,000 shares of preferred stock, par value $0.01 per share. At September 30, 2017, 20,784,001 shares of our common stock were issued and outstanding and held by approximately 265 shareholders of record, 3,845,860 shares of non-voting common stock were issued and outstanding and held by seven shareholders of record and no shares of preferred stock were issued and outstanding.

Common Stock

        Governing Documents.    Holders of shares of our common stock have the rights set forth in our articles, our bylaws and Minnesota law.

        Dividends and Distributions.    The holders of our common stock are entitled to share equally in any dividends that our board of directors may declare from time to time out of funds legally available for dividends, subject to limitations under Minnesota law and any preferential rights of holders of our then outstanding preferred stock.

        Ranking.    Our common stock ranks equal to the non-voting common stock and junior to all other securities and indebtedness of the Company with respect to dividend rights and rights upon liquidation, dissolution or winding up of the Company.

        Upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of our common stock and non-voting common stock are entitled to share equally, on a per share basis, in all of our assets available for distribution, after payment to creditors and subject to any prior distribution rights granted to holders of any then outstanding shares of preferred stock.

        No Conversion Rights.    Our common stock is not convertible into any other shares of our capital stock.

        No Preemptive Rights.    Holders of our common stock do not have any preemptive rights.

        Voting Rights.    The holders of our common stock are entitled to one vote per share on any matter to be voted on by the shareholders. The holders of our common stock are not entitled to cumulative voting rights with respect to the election of directors. A plurality of the shares voted shall elect all of the directors then standing for election at a meeting of shareholders at which a quorum is present.

        No Redemption.    We have no obligation or right to redeem our common stock.

        Stock Exchange Listing.    We have applied to list our common stock on the Nasdaq Capital Market under the symbol "BWB."

Non-Voting Common Stock

        Governing Documents.    Holders of shares of our non-voting common stock have the rights set forth in our articles, our bylaws and Minnesota law. In general, except with respect to voting rights and conversion rights, the non-voting common stock is identical to and has the same rights as the common stock.

        Dividends and Distributions.    The holders of our non-voting common stock are entitled to share equally with the holders of common stock in any dividends that our board of directors may declare from time to time out of funds legally available for dividends, subject to limitations under Minnesota law and any preferential rights of holders of our then outstanding preferred stock. Any stock dividend on the non-voting common stock is payable solely in non-voting common stock.

        Ranking.    Our non-voting common stock ranks equal to the common stock and junior to all other securities and indebtedness of the Company with respect to dividend rights and rights upon liquidation, dissolution or winding up of the Company.

        Upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of our non-voting common stock and common stock are entitled to share equally, on a per share basis, in all of our assets available for distribution, after payment to creditors and subject to any prior distribution rights granted to holders of any then outstanding shares of preferred stock.

        Conversion Rights.    Each share of our non-voting common stock is convertible into one share of our common stock at the option of the holder; provided, however, that no share of non-voting common stock is convertible at the option of the initial purchaser of such share of non-voting common stock from the Company, or any affiliate of such initial purchaser, and will only be convertible at the time it is transferred to a third party unaffiliated with such initial holder, subject to certain transfer restrictions. In such case, the shares of non-voting common stock may only be transferred through one or more of the following alternatives: (1) in a widely distributed public offering of common stock, (2) in a private sale in which no purchaser would acquire common stock or non-voting common stock in an amount that, after the conversion of such non-voting common stock into common stock, is (or represents) 2% or more of a class of our voting securities, (3) to an underwriter for the purpose of conducting a widely dispersed public offering of common stock or (4) in a transfer approved by the Federal Reserve.

        No Preemptive Rights.    Holders of our non-voting common stock do not have any preemptive rights.

        Voting Rights.    The holders of our non-voting common stock have no right to vote on any matter to be voted on by shareholders; provided, however, that so long as any shares of non-voting common stock are issued and outstanding, the Company may not, without obtaining the approval of the holders of a majority of the issued and outstanding shares of non-voting common stock, alter or change the rights, preferences, privileges or restrictions provided for the benefit of the holders of the non-voting common stock or enter into any merger, share exchange or business consolidation unless the non-voting common stock is entitled to receive the same per share consideration in such merger, share exchange or business consolidation as the common stock.

        No Redemption.    We have no obligation or right to redeem our non-voting common stock.

        No Stock Exchange Listing.    We do not intend to apply to list our non-voting common stock on the Nasdaq Capital Market or any other stock exchange.

Preferred Stock

        Subject to limitations under applicable Minnesota law, our board of directors is authorized to issue, from time to time and without shareholder approval, up to an aggregate of 10,000,000 shares of preferred stock in one or more series and to fix the designations, powers, preferences, and relative, participating, optional or other special rights, if any, and any qualifications, limitations or restrictions of the shares of each such series, including the dividend rights, conversion rights, voting rights, redemption rights (including sinking fund provisions), liquidation preferences and the number of shares constituting any series. The issuance of preferred stock with voting and conversion rights could adversely affect the voting power of the holders of shares of our common stock.

Anti-Takeover Considerations and Special Provisions of Our Articles, Bylaws and Applicable Law

        Applicable law and certain provisions of our articles and bylaws could have the effect of delaying or deferring the removal of incumbent directors or delaying, deferring or discouraging another party from acquiring control of us, even if such removal or acquisition would be viewed by our shareholders to be in their best interests. We believe that these provisions are beneficial because they encourage negotiation with our board of directors, which could result in improved terms of any unsolicited proposal.

        Minnesota law.    We are governed by the provisions of Sections 302A.671, 302A.673 and 302A.675 of the Minnesota Business Corporation Act. These provisions may discourage a negotiated acquisition or unsolicited takeover of us and deprive our shareholders of an opportunity to sell their shares at a premium over the market price.

        In general, Section 302A.671 of the Minnesota Business Corporation Act provides that a corporation's shares acquired in a control share acquisition have no voting rights unless voting rights are approved in a prescribed manner. A "control share acquisition" is a direct or indirect acquisition of beneficial ownership of shares that would, when added to all other shares beneficially owned by the acquiring person, entitle the acquiring person to have voting power of 20% or more in the election of directors.

        In general, Section 302A.673 of the Minnesota Business Corporation Act prohibits any business combination by us, or any of our subsidiaries, with an interested shareholder, which means any shareholder that purchases 10% or more of our voting shares within four years following such interested shareholder's share acquisition date, unless the business combination is approved by a committee of all of the disinterested members of our board of directors before the interested shareholder's share acquisition date.

        Section 302A.675 of the Minnesota Business Corporation Act generally prohibits an offeror from acquiring our shares within two years following the offeror's last purchase of our shares pursuant to a takeover offer with respect to that class, unless our shareholders are able to sell their shares to the offeror upon substantially equivalent terms as those provided in the earlier takeover offer. This statute will not apply if the acquisition of shares is approved by a committee of disinterested members of our board of directors before the purchase of any shares by the offeror pursuant to the earlier takeover offer.

        Federal Banking Law.    The ability of a third party to acquire our stock is also limited under applicable U.S. banking laws, including regulatory approval requirements. The Bank Holding Company Act of 1956, as amended, or BHCA, requires any "bank holding company" to obtain the approval of the Federal Reserve before acquiring, directly or indirectly, more than 5% of our outstanding common stock. Federal law also prohibits any person or company from acquiring "control" of an FDIC-insured depository institution or its holding company without prior notice to the appropriate federal bank regulator. "Control" is conclusively presumed to exist upon the acquisition of 25% or more of the outstanding voting securities of a bank or bank holding company, but may arise under certain circumstances between 10% and 24.99% ownership.

        Staggered Board.    Our articles provide for three classes of directors, each of which is to be elected on a staggered basis for a term of three years. Our articles and bylaws provide that the board of directors consists of a maximum of 11 directors. See "Management—Board of Directors" for a more detailed description of the composition of our board of directors.

        Written Consent of Shareholders Must be Unanimous.    Any action required or permitted to be taken at an annual or special meeting of the shareholders may be taken without a meeting by written action signed, or consented to by authenticated electronic communication, but only if the written action is signed by all of the shareholders entitled to vote on the action.

        Special Meetings of Shareholders.    Except as may be required by the Minnesota Business Corporation Act or the terms of any class or series of preferred stock issued in the future, special meetings of our shareholders may be called only by (a) the Chief Executive Officer, (b) the Chairman of the Board, (c) the President, (d) any two or more directors, or (d) by the Chairman of the Board or the Chief Executive Officer of the Company upon written request of one or more shareholders of record holding at least 10% of the voting power of all shares entitled to vote (25% if the meeting is for the purpose of considering any action related to a business combination, including an action to change or otherwise affect the composition of our board of directors for such purpose) and complying with the notice procedures set forth in our bylaws.

        Requirements for Advance Notification of Shareholder Nominations and Proposals.    Our bylaws establish advance notice procedures with respect to shareholder proposals and nominations of candidates for election as directors. These procedures provide that notice of such shareholder proposal must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. The notice must contain certain information required to be provided by our bylaws.

        Issuance of Blank Check Preferred Stock.    The board of directors is authorized to issue, without further action by our shareholders, up to 10,000,000 shares of preferred stock with rights and preferences designated from time to time by the board of directors as described above under "Description of Capital Stock—Preferred Stock." The existence of authorized but unissued shares of preferred stock may enable the board of directors to render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise.

        Removal of Directors.    Our articles and bylaws provide that directors may only be removed for cause and only upon the affirmative vote of a majority of the total voting power of the outstanding shares of capital stock of the Company entitled to vote in any annual election of directors.

Sole and Exclusive Forum

        Our bylaws provide that, unless we consent in writing to an alternative forum, the state or federal courts in Hennepin County, Minnesota shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim for breach of a fiduciary duty owed by any director, officer, employee, or agent of the Company to the Company or the Company's shareholders, (iii) any action asserting a claim arising pursuant to any provision of the Minnesota Business Corporation Act, the articles or the bylaws of the Company, or (iv) any action asserting a claim governed by the internal affairs doctrine, in each case subject to said courts having personal jurisdiction over the indispensable parties named as defendants therein. Any person purchasing or otherwise acquiring any interest in any shares of our capital stock shall be deemed to have notice of and to have consented to this provision of our bylaws. This choice of forum provision may have the effect of discouraging lawsuits against us and our directors, officers, employees and agents. The enforceability of similar choice of forum provisions in other companies' charter documents has been challenged in legal proceedings, and it is possible that, in connection with one or more actions or proceedings described above, a court could find the provision of our bylaws to be inapplicable or unenforceable.

Limitation on Liability and Indemnification of Officers and Directors

        Our articles provide that our directors will not be personally liable to us or our shareholders for monetary damages for any breach of fiduciary duty as a director, subject to limited exceptions.

        Our articles and bylaws provide that, subject to federal and state banking laws and regulations, we must indemnify each of our present and former directors and officers to the fullest extent permitted by the laws of the State of Minnesota and consistent with the provisions of the Minnesota Business Corporation Act.

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.

SHARES ELIGIBLE FOR FUTURE SALE

        Prior to this offering, there has been no established public market for our common stock. Future sales of substantial amounts of our common stock in the public market, or the perception that such sales may occur, could adversely affect market prices prevailing from time to time. Further, because only a limited number of shares will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our common stock in the public market after the restrictions lapse. This may adversely affect the prevailing market price and our ability to raise equity capital in the future.

        Upon completion of this offering,                shares of common stock will be outstanding. Of these shares,                 shares of our common stock (or                shares if the underwriters exercise in full their option to purchase additional shares from us) sold in this offering will be freely transferable without restriction or further registration under the Securities Act, except for any shares purchased by our "affiliates," as that term is defined in Rule 144 under the Securities Act. The remaining                shares of our common stock (or                 shares if the underwriters exercise in full their option to purchase additional shares from us) outstanding are "restricted shares" as defined in Rule 144. Restricted shares may be sold in the public market only if registered under the Securities Act or if they qualify for an exemption from registration under Rule 144. As a result of the contractual 180-day lock-up period described below, the shares subject to lock-up agreements will be available for sale in the public market only after 180 days from the date of this prospectus (generally subject to resale limitations).

Rule 144

        In general, a person who has beneficially owned restricted shares of our common stock for at least six months would be entitled to sell such securities, provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, the sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Persons who have beneficially owned restricted shares of our common stock for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, the sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of the following:

  •
  1% of the number of shares of our common stock then outstanding, which will equal approximately                shares immediately after this offering; or

  •
  the average weekly trading volume of our common stock on the Nasdaq Capital Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale and notice provisions of Rule 144 to the extent applicable.

Registration Statement on Form S-8

        In connection with or as soon as practicable following the completion of this offering, we intend to file a registration statement with the SEC on Form S-8 to register an aggregate of approximately                shares of our common stock reserved for future issuance under our 2005 Stock Option Plan, 2012 Stock Option Plan and 2017 Stock Option Plan, as described further under "Executive Compensation—Stock Option Plans." That registration statement will become effective upon filing and shares of common stock covered by such registration statement will be eligible for sale in the public market immediately after the effective date of such registration statement (unless held by affiliates) subject to the lock-up agreements described below.

Lock-up Agreements

        We, the selling shareholders and each our directors and executive officers have agreed, subject to certain limited exceptions, not to issue, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, otherwise dispose of or transfer any shares of our common stock or any securities convertible into or exchangeable or exercisable for common stock, or to enter into any swap, hedge or other arrangement or any transaction that transfers, directly or indirectly, the economic consequence of ownership of the shares of our common stock, in each case for a period of 180 days after the date of this prospectus, without the prior written consent of Sandler O'Neill & Partners, L.P. on behalf of the underwriters. See "Underwriting—Lock-up Agreements." The underwriters do not have any present intention or arrangement to release any shares of our common stock subject to lock-up agreements prior to the expiration of the 180-day lock-up period.

 CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

        In addition to the compensation arrangements with directors and executive officers described in "Executive Compensation" above, the following is a description of transactions since January 1, 2015, to which we have been a party in which the amount involved exceeded or will exceed $120,000, and in which any of our directors, executive officers or beneficial holders of more than five percent of any class of our voting securities, or their immediate family members or entities affiliated with them, had or will have a direct or indirect material interest.

        Our branch in Greenwood, Minnesota, is leased by the Bank from Bridgewater Properties Greenwood, LLC, an entity owned by certain of our executive officers and directors. Mr. Baack, our President, Chief Executive Officer and Chairman of the Board, and Mr. Shellberg, our Executive Vice President, Chief Credit Officer and Director are members and are on the board of governors of Bridgewater Properties Greenwood, and Mr. Shellberg also serves as the chief manager of the entity. The following directors of the Company and the Bank are also members of Bridgewater Properties Greenwood: Messrs. Johnson, Trutna, Juran and Urness. Messrs. Baack, Shellberg, Johnson, Trutna, Juran and Urness each own a 12.5% membership interest in Bridgewater Properties Greenwood. The current lease expires on August 1, 2021, and the Bank has two, five year renewal options that will permit the Bank to extend the lease through August 1, 2026 and August 1, 2031, respectively. The total amount of rent payable by the Bank to Bridgewater Properties Greenwood, LLC during the current five year term of the lease is approximately $1.0 million (inclusive of base rent, real estate taxes and operating costs). The total amount of rent paid by the Bank to Bridgewater Properties Greenwood during 2015 was approximately $191,000 (inclusive of base rent, real estate taxes and operating costs). The Company and the Bank believe the terms of this lease are consistent with the terms for similar properties that could be received in arm's-length negotiations with third parties.

        The law firm of Winthrop & Weinstine, P.A. provides legal services to the Company and the Bank. Mr. Urness, a director of the Company and the Bank, is a shareholder at Winthrop & Weinstine, P.A., and serves on its senior management and compensation committees. The total amount of fees billed to the Company and the Bank for legal services provided by Winthrop & Weinstine, P.A. during 2016 and 2015 was approximately $231,000 and $334,000, respectively, but based on the size of the firm and Mr. Urness's ownership percentage, the amount of fees attributable to him in these years was significantly less than $120,000.

Ordinary Banking Relationships

        Our directors, officers, certain of our beneficial owners of more than five percent of our common stock and their respective associates were customers of and had transactions with us in the past, and additional transactions with these persons are expected to take place in the future. All outstanding loans and commitments to lend with these persons were made in the ordinary course of business, were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the Company or the Bank, and did not involve more than the normal risk of collectability or present other unfavorable features. All such loans are approved by the Bank's board of directors in accordance with applicable bank regulatory requirements. Similarly, all certificates of deposit and depository relationships with these persons were made in the ordinary course of business and involved substantially the same terms, including interest rates, as those prevailing at the time for comparable depository relationships with persons not related to the Company or the Bank.

Policies and Procedures Regarding Related Party Transactions

        Transactions by the Company or the Bank with related parties, including those described above, are subject to a formal written policy, as well as regulatory requirements and restrictions. These requirements and restrictions include Sections 23A and 23B of the Federal Reserve Act (which govern certain transactions by the Bank with its affiliates) and the Federal Reserve's Regulation O (which governs certain loans by the Bank to its executive officers, directors and principal shareholders). We have adopted policies to comply with these regulatory requirements and restrictions.

        In addition, prior to completion of this offering, our board of directors will adopt a written policy governing the approval of related party transactions that complies with all applicable requirements of the SEC and the Nasdaq Stock Market concerning related party transactions. Related party transactions are transactions in which we are a participant, the amount involved exceeds $120,000 and a related party has or will have a direct or indirect material interest. Related parties of the Company include directors (including nominees for election as directors), executive officers, five percent shareholders and the immediate family members of these persons. Our audit committee, in consultation with management and outside counsel, as appropriate, will review potential related party transactions to determine if they are subject to the policy. If so, the transaction will be referred to the audit committee for approval. In determining whether to approve a related party transaction, the audit committee will consider, among other factors, the fairness of the proposed transaction, the direct or indirect nature of the related party's interest in the transaction, the appearance of an improper conflict of interests for any director or executive officer taking into account the size of the transaction and the financial position of the related party, whether the transaction would impair an outside director's independence, the acceptability of the transaction to our regulators and the potential violations of other corporate policies. Upon completion of this offering, our Related Party Transactions Policy will be available on our website at www.bridgewaterbankmn.com, as an annex to our Corporate Governance Guidelines.

Reserved Share Program

        At our request, the underwriters have reserved for sale, at the initial public offering price, up to 5% of the shares offered by this prospectus for sale to the directors, senior management, existing shareholders, certain employees of the Company and the Bank and persons having relationships with us through a reserved share program. See "Underwriting—Reserved Share Program" for additional information regarding the reserved share program.

 SUPERVISION AND REGULATION

General

        FDIC-insured institutions, their holding companies and their affiliates are extensively regulated under federal and state law. As a result, the Company's growth and earnings performance may be affected not only by management decisions and general economic conditions, but also by the requirements of federal and state statutes and by the regulations and policies of various bank regulatory agencies, including the Minnesota Department of Commerce, Financial Institutions Division, or MFID, the FDIC, the Federal Reserve, and the Consumer Financial Protection Bureau, or CFPB. Further, taxation laws administered by the IRS and state taxing authorities, accounting rules developed by FASB, securities laws administered by the SEC and state securities authorities, and anti-money laundering laws enforced by the U.S. Treasury have an impact on the Company's business. The effect of these statutes, regulations, regulatory policies and accounting rules are significant to the Company's operations and results.

        Federal and state banking laws impose a comprehensive system of supervision, regulation and enforcement on the operations of FDIC-insured institutions, their holding companies and affiliates that is intended primarily for the protection of the FDIC-insured deposits and depositors of banks, rather than shareholders. These laws, and the regulations of the bank regulatory agencies issued under them, affect, among other things, the scope of the Company's business, the kinds and amounts of investments the Company and the Bank may make, reserve requirements, required capital levels relative to assets, the nature and amount of collateral for loans, the establishment of branches, the Company's ability to merge, consolidate and acquire, dealings with the Company's and the Bank's insiders and affiliates, and the Company's payment of dividends. In the last several years, the Company has experienced heightened regulatory requirements and scrutiny following the global financial crisis and as a result of the Dodd-Frank Act. Although the reforms primarily targeted systemically important financial service providers, their influence filtered down in varying degrees to community banks over time and the reforms have caused the Company's compliance and risk management processes, and the costs thereof, to increase. While it is anticipated that the Trump administration will not increase the regulatory burden on community banks and may reduce some of the burdens associated with implementation of the Dodd-Frank Act, the true impact of the new administration is impossible to predict with any certainty.

        This supervisory and regulatory framework subjects banks and bank holding companies to regular examination by their respective regulatory agencies, which results in examination reports and ratings that are not publicly available and that can impact the conduct and growth of their business. These examinations consider not only compliance with applicable laws and regulations, but also capital levels, asset quality and risk, management ability and performance, earnings, liquidity, and various other factors. The regulatory agencies generally have broad discretion to impose restrictions and limitations on the operations of a regulated entity where the agencies determine, among other things, that such operations are unsafe or unsound, fail to comply with applicable law or are otherwise inconsistent with laws and regulations or with the supervisory policies of these agencies.

        The following is a summary of the material elements of the supervisory and regulatory framework applicable to the Company and the Bank, beginning with a discussion of the continuing regulatory emphasis on the Company's capital levels. It does not describe all of the statutes, regulations and regulatory policies that apply, nor does it restate all of the requirements of those that are described.

Regulatory Emphasis on Capital

        Regulatory capital represents the net assets of a banking organization available to absorb losses. Because of the risks attendant to their business, FDIC-insured institutions are generally required to hold more capital than other businesses, which directly affects the Company's earnings capabilities.

While capital has historically been one of the key measures of the financial health of both bank holding companies and banks, its role became fundamentally more important in the wake of the global financial crisis, as the banking regulators recognized that the amount and quality of capital held by banks prior to the crisis was insufficient to absorb losses during periods of severe stress. Certain provisions of the Dodd-Frank Act and Basel III, discussed below, establish strengthened capital standards for banks and bank holding companies that are meaningfully more stringent than those in place previously.

        Minimum Required Capital Levels.    Banks have been required to hold minimum levels of capital based on guidelines established by the bank regulatory agencies since 1983. The minimums have been expressed in terms of ratios of capital divided by total assets. As discussed below, bank capital measures have become more sophisticated over the years and have focused more on the quality of capital and the risk of assets. Bank holding companies have historically had to comply with less stringent capital standards than their bank subsidiaries and have been able to raise capital with hybrid instruments such as trust preferred securities. The Dodd-Frank Act mandated that the Federal Reserve establish minimum capital levels for holding companies on a consolidated basis as stringent as those required for FDIC-insured institutions.

        The Basel International Capital Accords.    The risk-based capital guidelines for U.S. banks since 1989 were based upon the 1988 capital accord known as "Basel I" adopted by the international Basel Committee on Banking Supervision, a committee of central banks and bank supervisors that acts as the primary global standard-setter for prudential regulation, as implemented by the U.S. bank regulatory agencies on an interagency basis. The accord recognized that bank assets for the purpose of the capital ratio calculations needed to be risk weighted (the theory being that riskier assets should require more capital) and that off-balance sheet exposures needed to be factored in the calculations. Basel I had a very simple formula for assigning risk weights to bank assets from 0% to 100% based on four categories. In 2008, the banking agencies collaboratively began to phase-in capital standards based on a second capital accord, referred to as "Basel II," for large or "core" international banks (generally defined for U.S. purposes as having total assets of $250 billion or more, or consolidated foreign exposures of $10 billion or more) known as "advanced approaches" banks. The primary focus of Basel II was on the calculation of risk weights based on complex models developed by each advanced approaches bank. Because most banks were not subject to Basel II, the U.S. bank regulators worked to improve the risk sensitivity of Basel I standards without imposing the complexities of Basel II. This "standardized approach" increased the number of risk-weight categories and recognized risks well above the original 100% risk weighting. The standardized approach is institutionalized by the Dodd-Frank Act for all banking organizations as a floor.

        On September 12, 2010, the Group of Governors and Heads of Supervision, the oversight body of the Basel Committee on Banking Supervision, announced agreement on a strengthened set of capital requirements for banking organizations around the world, known as Basel III, to address deficiencies recognized in connection with the global financial crisis.

        The Basel III Rule.    In July 2013, the U.S. federal banking agencies approved the implementation of the Basel III regulatory capital reforms in pertinent part, and, at the same time, promulgated rules effecting certain changes required by the Dodd-Frank Act, or Basel III Rule. In contrast to capital requirements historically, which were in the form of guidelines, Basel III was released in the form of enforceable regulations by each of the regulatory agencies. The Basel III Rule is applicable to all banking organizations that are subject to minimum capital requirements, including federal and state banks and savings and loan associations, as well as to bank and savings and loan holding companies, other than "small bank holding companies" (generally holding companies with consolidated assets of less than $1 billion that do not have securities registered with the SEC).

        The Basel III Rule required higher capital levels, increased the required quality of capital and required more detailed categories of risk weighting of riskier, more opaque assets. For nearly every class of assets, the Basel III Rule requires a more complex, detailed and calibrated assessment of credit risk and calculation of risk weightings.

        Not only did the Basel III Rule increase most of the required minimum capital ratios in effect prior to January 1, 2015, but it introduced the concept of Common Equity Tier 1 Capital, which consists primarily of common stock, related surplus (net of treasury stock), retained earnings and Common Equity Tier 1 minority interests subject to certain regulatory adjustments. The Basel III Rule also changed the definition of capital by establishing more stringent criteria that instruments must meet to be considered Additional Tier 1 Capital (primarily noncumulative perpetual preferred stock that meets certain requirements) and Tier 2 Capital (primarily other types of preferred stock and subordinated debt, subject to limitations). A number of instruments that qualified as Tier 1 Capital under Basel I do not qualify, or their qualifications changed. For example, noncumulative perpetual preferred stock, which qualified as simple Tier 1 Capital under Basel I, does not qualify as Common Equity Tier 1 Capital, but qualifies as Additional Tier 1 Capital. The Basel III Rule also constrained the inclusion of minority interests, mortgage-servicing assets and deferred tax assets in capital and requires deductions from Common Equity Tier 1 Capital in the event that such assets exceed a certain percentage of a banking institution's Common Equity Tier 1 Capital.

        The Basel III Rule required minimum capital ratios as of January 1, 2015, as follows:

  •
  A ratio of minimum Common Equity Tier 1 Capital equal to 4.5% of risk-weighted assets;

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  An increase in the minimum required amount of Tier 1 Capital from 4% to 6% of risk-weighted assets;

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  A continuation of the minimum required amount of Total Capital (Tier 1 plus Tier 2) at 8% of risk-weighted assets; and

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  A minimum leverage ratio of Tier 1 Capital to total quarterly average assets equal to 4% in all circumstances.

        In addition, institutions that seek the freedom to make capital distributions (including for dividends and repurchases of stock) and pay discretionary bonuses to executive officers without restriction must also maintain 2.5% in Common Equity Tier 1 Capital attributable to a capital conservation buffer being phased in over three years beginning in 2016 (which, as of January 1, 2017, was phased in half-way to 1.25%). The purpose of the conservation buffer is to ensure that banking institutions maintain a buffer of capital that can be used to absorb losses during periods of financial and economic stress. Factoring in the fully phased-in conservation buffer increases the minimum ratios depicted above to 7% for Common Equity Tier 1 Capital, 8.5% for Tier 1 Capital and 10.5% for Total Capital.

        Banking organizations (except for large, internationally active banking organizations) became subject to the new rules on January 1, 2015. However, there are separate phase-in/phase-out periods for: (i) the capital conservation buffer; (ii) regulatory capital adjustments and deductions; (iii) nonqualifying capital instruments; and (iv) changes to the prompt corrective action rules discussed below. The phase-in periods commenced on January 1, 2016 and extend until 2019.

        Well-Capitalized Requirements.    The ratios described above are minimum standards in order for banking organizations to be considered "adequately capitalized." Bank regulatory agencies uniformly encourage banks to hold more capital and be "well-capitalized" and, to that end, federal law and regulations provide various incentives for banking organizations to maintain regulatory capital at levels in excess of minimum regulatory requirements. For example, a banking organization that is well-capitalized may: (i) qualify for exemptions from prior notice or application requirements otherwise applicable to certain types of activities; (ii) qualify for expedited processing of other required notices or applications; and (iii) accept, roll-over or renew brokered deposits. Higher capital levels could also be required if warranted by the particular circumstances or risk profiles of individual banking organizations. For example, the Federal Reserve's capital guidelines contemplate that additional capital may be required to take adequate account of, among other things, interest rate risk, or the risks posed by concentrations of credit, nontraditional activities or securities trading activities. Further, any banking organization experiencing or anticipating significant growth would be expected to maintain capital ratios, including tangible capital positions (i.e., Tier 1 Capital less all intangible assets), well above the minimum levels.

        Under the capital regulations of the FDIC and Federal Reserve, in order to be well-capitalized, a banking organization must maintain:

  •
  A Common Equity Tier 1 Capital ratio to risk-weighted assets of 6.5% or more;

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  A ratio of Tier 1 Capital to total risk-weighted assets of 8% or more (6% under Basel I);

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  A ratio of Total Capital to total risk-weighted assets of 10% or more (the same as Basel I); and

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  A leverage ratio of Tier 1 Capital to total adjusted average quarterly assets of 5% or greater.

        It is possible under the Basel III Rule to be well-capitalized while remaining out of compliance with the capital conservation buffer discussed above.

        As of September 30, 2017, (i) the Bank was not subject to a directive from the MFID or FDIC to increase its capital and (ii) the Bank was well-capitalized, as defined by FDIC regulations. As of September 30, 2017, the Company had regulatory capital in excess of the Federal Reserve's requirements and met the Basel III Rule requirements to be well-capitalized.

        Prompt Corrective Action.    An FDIC-insured institution's capital plays an important role in connection with regulatory enforcement as well. Federal law provides the federal banking regulators with broad power to take prompt corrective action to resolve the problems of undercapitalized institutions. The extent of the regulators' powers depends on whether the institution in question is "adequately capitalized," "undercapitalized," "significantly undercapitalized" or "critically undercapitalized," in each case as defined by regulation. Depending upon the capital category to which an institution is assigned, the regulators' corrective powers include: (i) requiring the institution to submit a capital restoration plan; (ii) limiting the institution's asset growth and restricting its activities; (iii) requiring the institution to issue additional capital stock (including additional voting stock) or to sell itself; (iv) restricting transactions between the institution and its affiliates; (v) restricting the interest rate that the institution may pay on deposits; (vi) ordering a new election of directors of the institution; (vii) requiring that senior executive officers or directors be dismissed; (viii) prohibiting the institution from accepting deposits from correspondent banks; (ix) requiring the institution to divest certain subsidiaries; (x) prohibiting the payment of principal or interest on subordinated debt; and (xi) ultimately, appointing a receiver for the institution.

Supervision and Regulation of the Company

        General.    The Company, as the sole shareholder of the Bank, is a bank holding company. As a bank holding company, the Company is registered with, and subject to regulation, supervision and enforcement by, the Federal Reserve under the BHCA. The Company is legally obligated to act as a source of financial and managerial strength to the Bank and to commit resources to support the Bank in circumstances where the Company might not otherwise do so. Under the BHCA, the Company is subject to periodic examination by the Federal Reserve and is required to file with the Federal Reserve periodic reports of the Company's operations and such additional information regarding the Company and the Bank as the Federal Reserve may require.

        Acquisitions, Activities and Change in Control.    The primary purpose of a bank holding company is to control and manage banks. The BHCA generally requires the prior approval of the Federal Reserve for any merger involving a bank holding company or any acquisition by a bank holding company of another bank or bank holding company. Subject to certain conditions (including deposit concentration limits established by the BHCA), the Federal Reserve may allow a bank holding company to acquire banks located in any state of the United States. In approving interstate acquisitions, the Federal Reserve is required to give effect to applicable state law limitations on the aggregate amount of deposits that may be held by the acquiring bank holding company and its FDIC-insured institution affiliates in the state in which the target bank is located (provided that those limits do not discriminate against out-of-state institutions or their holding companies) and state laws that require that the target bank have been in existence for a minimum period of time (not to exceed five years) before being acquired by an out-of-state bank holding company. Furthermore, in accordance with the Dodd-Frank Act, bank holding companies must be well-capitalized and examiners must rate them well-managed in order to effect interstate mergers or acquisitions. For a discussion of the capital requirements, see "—Regulatory Emphasis on Capital" above.

        The BHCA generally prohibits the Company from acquiring direct or indirect ownership or control of more than 5% of the voting shares of any company that is not a bank and from engaging in any business other than that of banking, managing and controlling banks or furnishing services to banks and their subsidiaries. This general prohibition is subject to a number of exceptions. The principal exception allows bank holding companies to engage in, and to own shares of companies engaged in, certain businesses found by the Federal Reserve prior to November 11, 1999 to be "so closely related to banking ... as to be a proper incident thereto." This authority would permit the Company to engage in a variety of banking-related businesses, including the ownership and operation of a savings association, or any entity engaged in consumer finance, equipment leasing, the operation of a computer service bureau (including software development) and mortgage banking and brokerage services. The BHCA does not place territorial restrictions on the domestic activities of nonbank subsidiaries of bank holding companies.

        Additionally, bank holding companies that meet certain eligibility requirements prescribed by the BHCA and elect to operate as financial holding companies may engage in, or own shares in companies engaged in, a wider range of nonbanking activities, including securities and insurance underwriting and sales, merchant banking and any other activity that the Federal Reserve, in consultation with the Secretary of the U.S. Treasury, determines by regulation or order is financial in nature or incidental to any such financial activity or that the Federal Reserve determines by order to be complementary to any such financial activity and does not pose a substantial risk to the safety or soundness of FDIC-insured institutions or the financial system generally. The Company has elected to operate as a financial holding company.

        In order to maintain our status as a financial holding company, the Company and the Bank must be well-capitalized and well-managed, and the Bank must have a least a satisfactory CRA rating. If the Federal Reserve determines that a financial holding company is not well-capitalized or well-managed, the company has a period of time in which to achieve compliance, but during the period of noncompliance, the Federal Reserve may place any limitations on the company it believes to be appropriate. Furthermore, if the Federal Reserve determines that a financial holding company's subsidiary bank has not received a satisfactory CRA rating, the company will not be able to commence any new financial activities or acquire a company that engages in such activities.

        Federal law also prohibits any person or company from acquiring "control" of an FDIC-insured depository institution or its holding company without prior notice to the appropriate federal bank regulator. "Control" is conclusively presumed to exist upon the acquisition of 25% or more of the outstanding voting securities of a bank or bank holding company, but may arise under certain circumstances between 10% and 24.99% ownership.

        Capital Requirements.    Bank holding companies are required to maintain capital in accordance with Federal Reserve capital adequacy requirements. For a discussion of capital requirements, see "—Regulatory Emphasis on Capital" above.

        Dividend Payments.    The Company's ability to pay dividends to its shareholders may be affected by both general corporate law considerations and policies of the Federal Reserve applicable to bank holding companies. As a Minnesota corporation, the Company is subject to the Minnesota Business Corporation Act, as amended, which prohibits the Company from paying a dividend if, after giving effect to the dividend the Company would not be able to pay its debts as the debts become due in the ordinary course of business, or the Company's total assets would be less than the sum of its total liabilities plus, the amount that would be needed, if the Company were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution.

        As a general matter, the Federal Reserve has indicated that the board of directors of a bank holding company should eliminate, defer or significantly reduce dividends to shareholders if: (i) the company's net income available to shareholders for the past four quarters, net of dividends previously paid during that period, is not sufficient to fully fund the dividends; (ii) the prospective rate of earnings retention is inconsistent with the company's capital needs and overall current and prospective financial condition; or (iii) the company will not meet, or is in danger of not meeting, its minimum regulatory capital adequacy ratios. The Federal Reserve also possesses enforcement powers over bank holding companies and their non-bank subsidiaries to prevent or remedy actions that represent unsafe or unsound practices or violations of applicable statutes and regulations. Among these powers is the ability to proscribe the payment of dividends by banks and bank holding companies. In addition, under the Basel III Rule, institutions that seek the freedom to pay dividends will have to maintain 2.5% in Common Equity Tier 1 Capital attributable to the capital conservation buffer to be phased in over three years beginning in 2016. See "—Regulatory Emphasis on Capital" above.

        Incentive Compensation.    There have been a number of developments in recent years focused on incentive compensation plans sponsored by bank holding companies and banks, reflecting recognition by the bank regulatory agencies and Congress that flawed incentive compensation practices in the financial industry were one of many factors contributing to the global financial crisis. Layered on top of that are the abuses in the headlines dealing with product cross-selling incentive plans. The result is interagency guidance on sound incentive compensation practices and proposed rulemaking by the agencies required under Section 956 of the Dodd-Frank Act.

        The interagency guidance recognized three core principles: effective incentive plans should: (i) provide employees incentives that appropriately balance risk and reward; (ii) be compatible with effective controls and risk-management; and (iii) be supported by strong corporate governance, including active and effective oversight by the organization's board of directors. Much of the guidance addresses large banking organizations and, because of the size and complexity of their operations, the regulators expect those organizations to maintain systematic and formalized policies, procedures, and systems for ensuring that the incentive compensation arrangements for all executive and non-executive employees covered by this guidance are identified and reviewed, and appropriately balance risks and rewards. Smaller banking organizations like the Company that use incentive compensation arrangements are expected to be less extensive, formalized and detailed than those of the larger banks.

        Section 956 of the Dodd-Frank Act required the banking agencies, the National Credit Union Administration, the SEC and the Federal Housing Finance Agency to jointly prescribe regulations that prohibit types of incentive-based compensation that encourage inappropriate risk taking and to disclose certain information regarding such plans. On June 10, 2016, the agencies released an updated proposed rule for comment. Section 956 will only apply to banking organizations with assets of greater than $1 billion. Because the Company has consolidated assets greater than $1 billion and less than

$50 billion, it is considered a Level 3 banking organization under the proposed rules. The proposed rules contain mostly general principles and reporting requirements for Level 3 institutions so there are no specific prescriptions or limits, deferral requirements or claw-back mandates. Risk management and controls are required, as is board or committee level approval and oversight. Management expects to review its incentive plans in light of the proposed rulemaking and guidance and implement policies and procedures that mitigate unreasonable risk.

        Monetary Policy.    The monetary policy of the Federal Reserve has a significant effect on the operating results of financial or bank holding companies and their subsidiaries. Among the tools available to the Federal Reserve to affect the money supply are open market transactions in U.S. government securities, changes in the discount rate on bank borrowings and changes in reserve requirements against bank deposits. These means are used in varying combinations to influence overall growth and distribution of bank loans, investments and deposits, and their use may affect interest rates charged on loans or paid on deposits.

        Federal Securities Regulation.    The Company's common stock sold in this offering will be registered with the SEC under the Exchange Act. Consequently, the Company will be subject to the information, proxy solicitation, insider trading and other restrictions and requirements of the SEC under the Exchange Act.

        Corporate Governance.    The Dodd-Frank Act addressed many investor protection, corporate governance and executive compensation matters that will affect most U.S. publicly traded companies. It increased shareholder influence over boards of directors by requiring companies to give shareholders a non-binding vote on executive compensation and so-called "golden parachute" payments, and authorizing the SEC to promulgate rules that would allow shareholders to nominate and solicit voters for their own candidates using a company's proxy materials. The legislation also directed the Federal Reserve to promulgate rules prohibiting excessive compensation paid to executives of bank holding companies, regardless of whether such companies are publicly traded.

Supervision and Regulation of the Bank

        General.    The Bank is a Minnesota-chartered bank. The deposit accounts of the Bank are insured by the FDIC's Deposit Insurance Fund, or DIF, to the maximum extent provided under federal law and FDIC regulations, currently $250,000 per insured depositor category. As a Minnesota-chartered FDIC-insured bank, the Bank is subject to the examination, supervision, reporting and enforcement requirements of the MFID, the chartering authority for Minnesota banks, and the FDIC, designated by federal law as the primary federal regulator of insured state banks that, like the Bank, are not members of the Federal Reserve.

        Deposit Insurance.    As an FDIC-insured institution, the Bank is required to pay deposit insurance premium assessments to the FDIC. The FDIC has adopted a risk-based assessment system whereby FDIC-insured institutions pay insurance premiums at rates based on their minimum and maximum assessment rates. Effective July 1, 2016, the FDIC changed its pricing system for banks under $10 billion, like the Bank, so that minimum and maximum initial base assessment rates are established based on supervisory ratings. The initial base assessment rates currently range from 3 to 30 basis points and, after adjustments, the total base assessment rates are from 1.5 to 40 basis points. At least semi-annually, the FDIC updates its loss and income projections for the DIF and, if needed, increases or decreases the assessment rates, following notice and comment on proposed rulemaking. The assessment base against which an FDIC-insured institution's deposit insurance premiums paid to the DIF are calculated is based on its average consolidated total assets less its average tangible equity. This method shifts the burden of deposit insurance premiums toward those large depository institutions that rely on funding sources other than U.S. deposits.

        The reserve ratio is the FDIC insurance fund balance divided by estimated insured deposits. The Dodd-Frank Act altered the minimum reserve ratio of the DIF, increasing the minimum from 1.15% to 1.35% of the estimated amount of total insured deposits, and eliminating the requirement that the FDIC pay dividends to FDIC-insured institutions when the reserve ratio exceeds certain thresholds. The reserve ratio reached 1.15% on June 30, 2016, when revised factors were put in place for calculating the assessment. If the reserve ratio does not reach 1.35 percent by December 31, 2018 (provided it is at least 1.15 percent), the FDIC will impose a shortfall assessment on March 31, 2019 on insured depository institutions with total consolidated assets of $10 billion or more. The FDIC will provide assessment credits to insured depository institutions, like the Bank, with total consolidated assets of less than $10 billion for the portion of their regular assessments that contribute to growth in the reserve ratio between 1.15 percent and 1.35 percent. The FDIC will apply the credits each quarter that the reserve ratio is at least 1.38 percent to offset the regular deposit insurance assessments of institutions with credits.

        FICO Assessments.    In addition to paying basic deposit insurance assessments, FDIC-insured institutions must pay Financing Corporation, or FICO, assessments. FICO is a mixed-ownership governmental corporation chartered by the former Federal Home Loan Bank Board pursuant to the Competitive Equality Banking Act of 1987 to function as a financing vehicle for the recapitalization of the former Federal Savings and Loan Insurance Corporation. FICO issued 30-year noncallable bonds of approximately $8.1 billion that mature in 2017 through 2019. FICO's authority to issue bonds ended on December 12, 1991. Since 1996, federal legislation has required that all FDIC-insured institutions pay assessments to cover interest payments on FICO's outstanding obligations. The FICO assessment rate is adjusted quarterly and for the fourth quarter of 2016 was 0.560 basis points (56 cents per $100 dollars of assessable deposits).

        Supervisory Assessments.    All Minnesota banks are required to pay supervisory assessments to the MFID to fund the operations of that agency. The amount of the assessment is calculated on the basis of the Bank's total assets. During the year ended December 31, 2016, the Bank paid supervisory assessments to the MFID totaling approximately $44,761.

        Capital Requirements.    Banks are generally required to maintain capital levels in excess of other businesses. For a discussion of capital requirements, see "—Regulatory Emphasis on Capital" above.

        Liquidity Requirements.    Liquidity is a measure of the ability and ease with which bank assets may be converted to cash. Liquid assets are those that can be converted to cash quickly if needed to meet financial obligations. To remain viable, FDIC-insured institutions must have enough liquid assets to meet their near-term obligations, such as withdrawals by depositors. Because the global financial crisis was in part a liquidity crisis, Basel III also includes a liquidity framework that requires FDIC-insured institutions to measure their liquidity against specific liquidity tests. One test, referred to as the Liquidity Coverage Ratio, or LCR, is designed to ensure that the banking entity has an adequate stock of unencumbered high-quality liquid assets that can be converted easily and immediately in private markets into cash to meet liquidity needs for a 30-calendar day liquidity stress scenario. The other test, known as the Net Stable Funding Ratio, or NSFR, is designed to promote more medium- and long-term funding of the assets and activities of FDIC-insured institutions over a one-year horizon. These tests provide an incentive for banks and holding companies to increase their holdings in U.S. Treasury securities and other sovereign debt as a component of assets, increase the use of long-term debt as a funding source and rely on stable funding like core deposits (in lieu of brokered deposits).

        In addition to liquidity guidelines already in place, the federal bank regulatory agencies implemented the Basel III LCR in 2014 and have proposed the NSFR. While the LCR only applies to the largest banking organizations in the country, as will the NSFR, certain elements are expected to filter down to all FDIC-insured institutions. The Company continues to review the Company's liquidity risk management policies in light of the LCR and NSFR.

        Stress Testing.    A stress test is an analysis or simulation designed to determine the ability of a given FDIC-insured institution to deal with an economic crisis. In October 2012, U.S. bank regulators unveiled new rules mandated by the Dodd-Frank Act that require the largest U.S. banks to undergo stress tests twice per year, once internally and once conducted by the regulators. Stress tests are not required for banks with less than $10 billion in assets; however, the FDIC now recommends stress testing as means to identify and quantify loan portfolio risk and the Bank is engaged in the process.

        Dividend Payments.    The primary source of funds for the Company is dividends from the Bank. Under Minnesota law, the Bank cannot declare or pay a cash dividend or dividend in kind unless it will have a surplus amounting to not less than 20% of its capital after payment of the dividend. Once this surplus amount reaches 50% of the Bank's capital, the Bank may pay dividends out of net profits if the dividends will not reduce the Bank's capital, undivided profits and reserves below requirements established by the MFID. Further, the Bank may not declare or pay a dividend until cumulative dividends on preferred stock, if any, are paid in full.

        The payment of dividends by any FDIC-insured institution is affected by the requirement to maintain adequate capital pursuant to applicable capital adequacy guidelines and regulations, and a FDIC-insured institution generally is prohibited from paying any dividends if, following payment thereof, the institution would be undercapitalized. As described above, the Bank exceeded its capital requirements under applicable guidelines as of September 30, 2017. Notwithstanding the availability of funds for dividends, however, the FDIC and the MFID may prohibit the payment of dividends by the Bank if either or both determine such payment would constitute an unsafe or unsound practice. In addition, under the Basel III Rule, institutions that seek the freedom to pay dividends will have to maintain 2.5% in Common Equity Tier 1 Capital attributable to the capital conservation buffer to be phased in over three years beginning in 2016. See "—Regulatory Emphasis on Capital" above.

        State Bank Investments and Activities.    The Bank is permitted to make investments and engage in activities directly or through subsidiaries as authorized by Minnesota law. However, under federal law and FDIC regulations, FDIC-insured state banks are prohibited, subject to certain exceptions, from making or retaining equity investments of a type, or in an amount, that are not permissible for a national bank. Federal law and FDIC regulations also prohibit FDIC-insured state banks and their subsidiaries, subject to certain exceptions, from engaging as principal in any activity that is not permitted for a national bank unless the Bank meets, and continues to meet, its minimum regulatory capital requirements and the FDIC determines that the activity would not pose a significant risk to the DIF. These restrictions have not had, and are not currently expected to have, a material impact on the operations of the Bank.

        Insider Transactions.    The Bank is subject to certain restrictions imposed by federal law on "covered transactions" between the Bank and its "affiliates." The Company is an affiliate of the Bank for purposes of these restrictions, and covered transactions subject to the restrictions include extensions of credit to the Company, investments in the stock or other securities of the Company and the acceptance of the stock or other securities of the Company as collateral for loans made by the Bank. The Dodd-Frank Act enhanced the requirements for certain transactions with affiliates, including an expansion of the definition of "covered transactions" and an increase in the amount of time for which collateral requirements regarding covered transactions must be maintained.

        Certain limitations and reporting requirements are also placed on extensions of credit by the Bank to its directors and officers, to directors and officers of the Company and its subsidiaries, to principal shareholders of the Company and to "related interests" of such directors, officers and principal shareholders. In addition, federal law and regulations may affect the terms upon which any person who is a director or officer of the Company or the Bank, or a principal shareholder of the Company, may obtain credit from banks with which the Bank maintains a correspondent relationship.

        Safety and Soundness Standards/Risk Management.    The federal banking agencies have adopted guidelines that establish operational and managerial standards to promote the safety and soundness of FDIC-insured institutions. The guidelines set forth standards for internal controls, information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, compensation, fees and benefits, asset quality and earnings.

        In general, the safety and soundness guidelines prescribe the goals to be achieved in each area, and each institution is responsible for establishing its own procedures to achieve those goals. If an institution fails to comply with any of the standards set forth in the guidelines, the FDIC-insured institution's primary federal regulator may require the institution to submit a plan for achieving and maintaining compliance. If an FDIC-insured institution fails to submit an acceptable compliance plan, or fails in any material respect to implement a compliance plan that has been accepted by its primary federal regulator, the regulator is required to issue an order directing the institution to cure the deficiency. Until the deficiency cited in the regulator's order is cured, the regulator may restrict the FDIC-insured institution's rate of growth, require the FDIC-insured institution to increase its capital, restrict the rates the institution pays on deposits or require the institution to take any action the regulator deems appropriate under the circumstances. Noncompliance with the standards established by the safety and soundness guidelines may also constitute grounds for other enforcement action by the federal bank regulatory agencies, including cease and desist orders and civil money penalty assessments.

        During the past decade, the bank regulatory agencies have increasingly emphasized the importance of sound risk management processes and strong internal controls when evaluating the activities of the FDIC-insured institutions they supervise. Properly managing risks has been identified as critical to the conduct of safe and sound banking activities and has become even more important as new technologies, product innovation and the size and speed of financial transactions have changed the nature of banking markets. The agencies have identified a spectrum of risks facing a banking institution including, but not limited to, credit, market, liquidity, operational, legal, and reputational risk. In particular, recent regulatory pronouncements have focused on operational risk, which arises from the potential that inadequate information systems, operational problems, breaches in internal controls, fraud or unforeseen catastrophes will result in unexpected losses. New products and services, third-party risk and cybersecurity are critical sources of operational risk that FDIC-insured institutions are expected to address in the current environment. The Bank is expected to have active board and senior management oversight; adequate policies, procedures, and limits; adequate risk measurement, monitoring, and management information systems; and comprehensive internal controls.

        Branching Authority.    Minnesota banks, such as the Bank, have the authority under Minnesota law to establish branches anywhere in the State of Minnesota, subject to receipt of all required regulatory approvals. Federal law permits state and national banks to merge with banks in other states subject to: (i) regulatory approval; (ii) federal and state deposit concentration limits; and (iii) state law limitations requiring the merging bank to have been in existence for a minimum period of time (not to exceed five years) prior to the merger. The Dodd-Frank Act permits well-capitalized and well-managed banks to establish new interstate branches or acquire individual branches of a bank in another state (rather than the acquisition of an out-of-state bank in its entirety) without impediments.

        Transaction Account Reserves.    Federal Reserve regulations require FDIC-insured institutions to maintain reserves against their transaction accounts (primarily NOW and regular checking accounts). For 2017, the first $15.5 million of otherwise reservable balances are exempt from reserves and have a zero percent reserve requirement; for transaction accounts aggregating more than $15.5 million to $115.1 million, the reserve requirement is 3% of total transaction accounts; and for net transaction accounts in excess of $115.1 million, the reserve requirement is 3% up to $115.1 million plus 10% of the aggregate amount of total transaction accounts in excess of $115.1 million. These reserve requirements are subject to annual adjustment by the Federal Reserve.

        Community Reinvestment Act Requirements.    The Community Reinvestment Act requires the Bank to have a continuing and affirmative obligation in a safe and sound manner to help meet the credit needs of its entire community, including low- and moderate-income neighborhoods. Federal regulators regularly assess the Bank's record of meeting the credit needs of its communities. Applications for additional acquisitions would be affected by the evaluation of the Bank's effectiveness in meeting its Community Reinvestment Act requirements.

        Anti-Money Laundering.    The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, or Patriot Act, is designed to deny terrorists and criminals the ability to obtain access to the U.S. financial system and has significant implications for FDIC-insured institutions, brokers, dealers and other businesses involved in the transfer of money. The Patriot Act mandates financial services companies to have policies and procedures with respect to measures designed to address any or all of the following matters: (i) customer identification programs; (ii) money laundering; (iii) terrorist financing; (iv) identifying and reporting suspicious activities and currency transactions; (v) currency crimes; and (vi) cooperation between FDIC-insured institutions and law enforcement authorities.

        Concentrations in Commercial Real Estate.    Concentration risk exists when FDIC-insured institutions deploy too many assets to any one industry or segment. A concentration in commercial real estate is one example of regulatory concern. The Interagency Concentrations in Commercial Real Estate Lending, Sound Risk Management Practices guidance, or CRE Guidance, provides supervisory criteria, including the following numerical indicators, to assist bank examiners in identifying banks with potentially significant commercial real estate loan concentrations that may warrant greater supervisory scrutiny: (i) commercial real estate loans exceeding 300% of capital and increasing 50% or more in the preceding three years; or (ii) construction and land development loans exceeding 100% of capital. The CRE Guidance does not limit banks' levels of commercial real estate lending activities, but rather guides institutions in developing risk management practices and levels of capital that are commensurate with the level and nature of their commercial real estate concentrations. On December 18, 2015, the federal banking agencies issued a statement to reinforce prudent risk-management practices related to CRE lending, having observed substantial growth in many CRE asset and lending markets, increased competitive pressures, rising CRE concentrations in banks and an easing of CRE underwriting standards. The federal bank agencies reminded FDIC-insured institutions to maintain underwriting discipline and exercise prudent risk-management practices to identify, measure, monitor and manage the risks arising from CRE lending. In addition, FDIC-insured institutions must maintain capital commensurate with the level and nature of their CRE concentration risk.

        As of September 30, 2017, the Bank's total loans secured by multifamily and nonfarm residential properties plus total construction and land development loans represented more than 515.9% of its total capital. Thus, the Bank is deemed to have a concentration in commercial real estate lending. Accordingly, pursuant to the Policy Guidance, the Bank is required to have heightened risk management practices in place to account for the heightened degree of risk associated with commercial real estate lending.

        Consumer Financial Services.    The historical structure of federal consumer protection regulation applicable to all providers of consumer financial products and services changed significantly on July 21, 2011, when the CFPB commenced operations to supervise and enforce consumer protection laws. The CFPB has broad rulemaking authority for a wide range of consumer protection laws that apply to all providers of consumer products and services, including the Bank, as well as the authority to prohibit "unfair, deceptive or abusive" acts and practices. The CFPB has examination and enforcement authority over providers with more than $10 billion in assets. FDIC-insured institutions with $10 billion or less in assets, like the Bank, continue to be examined by their applicable bank regulators.

        Because abuses in connection with residential mortgages were a significant factor contributing to the global financial crisis, many new rules issued by the CFPB and required by the Dodd-Frank Act address mortgage and mortgage-related products, their underwriting, origination, servicing and sales. The Dodd-Frank Act significantly expanded underwriting requirements applicable to loans secured by 1-4 family residential real property and augmented federal law combating predatory lending practices. In addition to numerous disclosure requirements, the Dodd-Frank Act imposed new standards for mortgage loan originations on all lenders, including all FDIC-insured institutions, in an effort to strongly encourage lenders to verify a borrower's "ability to repay," while also establishing a presumption of compliance for certain "qualified mortgages." In addition, the Dodd-Frank Act generally required lenders or securitizers to retain an economic interest in the credit risk relating to loans that the lender sells, and other asset-backed securities that the securitizer issues, if the loans have not complied with the ability-to-repay standards. The Company does not currently expect the CFPB's rules to have a significant impact on the Bank's operations, except for higher compliance costs.

 MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

        The following is a summary of the material United States federal income tax consequences relevant to non-U.S. holders, as defined below, of the purchase, ownership and disposition of our common stock. The following summary is based on current provisions of the Code, U.S. Treasury regulations and judicial and administrative authority, all of which are subject to change, possibly with retroactive effect. This section does not consider any aspects of the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010, or state, local, estate or foreign tax consequences, nor does it address tax consequences to special classes of investors, including, but not limited to, tax-exempt organizations, insurance companies, banks or other financial institutions, "controlled foreign corporations," partnerships or other entities classified as partnerships for United States federal income tax purposes, dealers in securities, persons liable for the alternative minimum tax, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, persons who have acquired our common stock as compensation or otherwise in connection with the performance of services, or persons that will hold our common stock as a position in a hedging transaction, "straddle," "constructive sale," "conversion transaction" or other risk reduction transaction and holders who own or have owned (directly, indirectly, or constructively) five percent or more of our common stock (by vote or value). Tax consequences may vary depending upon the particular status of an investor. The summary is limited to non-U.S. holders who will hold our common stock as "capital assets" within the meaning of Section 1221 of the Code (generally, property held for investment). Each potential non-U.S. investor should consult its own tax advisor as to the United States federal, state, local, foreign and any other tax consequences of the purchase, ownership and disposition of our common stock.

        You are a "non-U.S. holder" if you are a beneficial owner of our common stock for United States federal income tax purposes that is:

  •
  a nonresident alien individual, other than certain former citizens and residents of the United States subject to U.S. tax as expatriates;

  •
  a corporation (or other entity that is taxable as a corporation) not created or organized in the United States or under the laws of the United States or of any State (or the District of Columbia);

  •
  an estate whose income falls outside of the federal income tax jurisdiction of the United States, regardless of the source of such income; or

  •
  a trust that is not subject to United States federal income tax on a net income basis on income or gain from our shares.

        If an entity or arrangement treated as a partnership for United States federal income tax purposes holds our common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If you are treated as a partner in such an entity holding our common stock, you should consult your tax advisor as to the United States federal income tax consequences applicable to you.

Distributions

        Distributions with respect to our common stock will be treated as dividends when paid to the extent of our current and accumulated earnings and profits as determined for United States federal income tax purposes. Except as described below, if you are a non-U.S. holder of our shares, dividends paid to you are generally subject to withholding of United States federal income tax at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate. Even if you are eligible for a lower treaty rate, we and other payors will generally be required to withhold at a 30% rate (rather than the lower treaty rate) on dividends paid to you, unless you have furnished to us or another payor:

  •
  a valid IRS Form W-8BEN, W-8BEN-E, another applicable variation of Form W-8 or an acceptable substitute form upon which you certify, under penalties of perjury, your status as a non-U.S. person and your entitlement to the lower treaty rate with respect to such payments, or

  •
  in the case of payments made outside the United States to an offshore account (generally, an account maintained by you at an office or branch of a bank or other financial institution at any location outside the United States), other documentary evidence establishing your entitlement to the lower treaty rate in accordance with U.S. Treasury regulations.

        If you are eligible for a reduced rate of U.S. withholding tax under a tax treaty, you may obtain a refund of any amounts withheld in excess of that rate by timely filing a refund claim with the IRS.

        If dividends paid to you are "effectively connected" with your conduct of a trade or business within the United States, and, if required by a tax treaty, the dividends are attributable to a permanent establishment that you maintain in the United States, we and other payors generally are not required to withhold tax from the dividends, provided that you have furnished to us or another payor a valid IRS Form W-8ECI or an acceptable substitute form upon which you represent, under penalties of perjury, that:

  •
  you are a non-U.S. person; and

  •
  the dividends are effectively connected with your conduct of a trade or business within the United States and are includible in your gross income.

        "Effectively connected" dividends are generally taxed on a net income basis at rates applicable to United States citizens, resident aliens and domestic United States corporations. If you are a corporate non-U.S. holder, "effectively connected" dividends that you receive may, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate, or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

Sale or Other Disposition of our Common Stock

        If you are a non-U.S. holder, you generally will not be subject to United States federal income tax or subject to the discussion below under the headings "Information Reporting and Backup Withholding" and "Recent Legislation Relating to Foreign Accounts" withholding tax on gain realized on the sale, exchange or other disposition of our common stock unless (i) you are an individual, you hold our shares as a capital asset, you are present in the United States for 183 or more days in the taxable year of the sale and certain other conditions exist, (ii) the gain is "effectively connected" with your conduct of a trade or business in the United States, and the gain is attributable to a permanent establishment that you maintain in the United States, if that is required by an applicable income tax treaty as a condition to subjecting you to United States taxation on a net income basis or (iii) we are or have been a U.S. real property holding corporation for U.S. federal income tax purposes at any time within the shorter of the five-year period ending on the date of the disposition, and the non-U.S. holder's holding period and certain other conditions are satisfied. Gain that is effectively connected with the conduct of a trade or business in the Unites States generally will be subject to U.S. federal income tax, net of certain deductions, at regular U.S. federal income tax rates. If the non-U.S. holder is a foreign corporation, the branch profits tax described above also may apply to such effectively connected gain. An individual non-U.S. holder who is subject to U.S. federal income tax because the non-U.S. holder was present in the United States for 183 days or more during the year of sale or other disposition of our common stock will be subject to a flat 30% tax on the gain derived from such sale or other disposition, which may be offset by U.S. source capital losses.

Information Reporting and Backup Withholding

        Payment of dividends, and the tax withheld on those payments, are subject to information reporting requirements. These information reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable income tax treaty. Under the provisions of an applicable income tax treaty or agreement, copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides. U.S. backup withholding will generally apply on payment of dividends to non-U.S. holders unless such non-U.S. holders furnish to the payor a Form W-8BEN, W-8BEN-E (or other applicable form), or otherwise establish an exemption and the payor does not have actual knowledge or reason to know that the holder is a U.S. person, as defined under the Code, that is not an exempt recipient.

        Payment of the proceeds of a sale of our common stock within the United States or conducted through certain U.S.-related financial intermediaries is subject to information reporting and, depending on the circumstances, backup withholding, unless the non-U.S. holder, or beneficial owner thereof, as applicable, certifies that it is a non-U.S. holder on Form W-8BEN, W-8BEN-E (or other applicable form), or otherwise establishes an exemption and the payor does not have actual knowledge or reason to know the holder is a U.S. person, as defined under the Code, that is not an exempt recipient.

        Backup withholding is not an additional tax. Any amount withheld under the backup withholding rules from a payment to a non-U.S. holder is allowable as a credit against the non-U.S. holder's United States federal income tax, which may entitle the non-U.S. holder to a refund, provided that the non-U.S. holder timely provides the required information to the IRS. Moreover, certain penalties may be imposed by the IRS on a non-U.S. holder who is required to furnish information but does not do so in the proper manner. Non-U.S. holders should consult their tax advisors regarding the application of backup withholding in their particular circumstances and the availability of and procedure for obtaining an exemption from backup withholding under current U.S. Treasury regulations.

Foreign Account Tax Compliance Act

        Under Sections 1471 through 1474 of the Code and the U.S. Treasury regulations and administrative guidance promulgated thereunder, The Foreign Account Tax Compliance Act, or FATCA, imposes a 30% withholding tax on certain types of payments made to "foreign financial institutions" (as specifically defined under these rules), or FFI, and certain other non-U.S. entities unless certain due diligence, reporting, withholding, and certification requirements are satisfied.

        As a general matter, FATCA imposes a 30% withholding tax on dividends on, and gross proceeds from the sale or other disposition of, our common stock if paid to a foreign entity unless either (i) the foreign entity is an FFI that undertakes certain due diligence, reporting, withholding, and certification obligations, (ii) the foreign entity is not an FFI and identifies certain of its U.S. investors, or (iii) the foreign entity otherwise is excepted under FATCA.

        Different rules from those described above may apply to non-U.S. holders resident in jurisdictions that have entered into inter-governmental agreements with the United States.

        Pursuant to the delayed effective dates provided for in the final regulations, the required withholding currently applies to dividends on our common stock and will apply to gross proceeds from a sale or other disposition of our common stock beginning on January 1, 2019. If withholding is required under FATCA on a payment related to our common stock, investors that otherwise would not be subject to withholding (or that otherwise would be entitled to a reduced rate of withholding) generally will be required to seek a refund or credit from the IRS to obtain the benefit of such exemption or reduction (provided that such benefit is available). Prospective investors should consult their tax advisors regarding the effect of FATCA in their particular circumstances.

        Non-U.S. holders are encouraged to consult with their tax advisors regarding the possible implications of the legislation on their investment in our common stock.

UNDERWRITING

        We and the selling shareholders are offering the shares of our common stock described in this prospectus through the underwriters, Sandler O'Neill & Partners, L.P. and D.A. Davidson & Co., who are acting as joint book-running managers of the offering. Subject to the terms and conditions set forth in an underwriting agreement, the underwriters have agreed to purchase on a firm commitment basis the number of shares of common stock in the following table:

Name	Number of Shares
Sandler O'Neill & Partners, L.P.
D.A. Davidson & Co.

Total

        Our common stock is being offered subject to a number of conditions, including receipt and acceptance of the common stock by the underwriters.

Commission and Discounts

        Shares of common stock sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus. Any shares of common stock sold by the underwriters to securities dealers may be sold at a discount of up to $            per share from the public offering price. If all of the shares of common stock are not sold at the public offering price, the underwriters may change the offering price and the other selling terms.

        The following table shows the public offering price, underwriting discount and proceeds before expenses to us and the selling shareholders. The information assumes either no exercise or full exercise by the underwriters of their over-allotment option to purchase additional shares of our common stock:

	Per share	Total without over-allotment exercise	Total with over-allotment exercise
Public offering price	$	$	$
Underwriting discount	$	$	$

Proceeds to us (before expenses)	$	$	$
Proceeds to the selling shareholders (before expenses)	$	$	$

        We estimate the expenses of this offering payable by us, not including the underwriting discounts, will be approximately $             million. This amount includes the amount we have agreed to reimburse the underwriters for certain fees and expenses incurred in connection with this offering.

        The underwriters have informed us that they do not intend to sell shares to any accounts over which they exercise discretionary authority.

Option to Purchase Additional Shares

        We have granted the underwriters an option to buy up to                        additional shares of our common stock, at the public offering price less underwriting discounts. The underwriters may exercise this option, in whole or from time to time in part, solely for the purpose of covering over-allotments, if any, made in connection with this offering. The underwriters have 30 days from the date of this prospectus to exercise this option.

Reserved Share Program

        At our request, the underwriters have reserved for sale, at the initial public offering price, up to 5% of the shares offered by this prospectus for sale to the directors, senior management, existing shareholders, certain employees of the Company and the Bank and persons having relationships with us. If these persons purchase reserved shares, it will reduce the number of shares available for sale to the general public. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.

Lock-up Agreements

        We, our executive officers and directors, and each of the selling shareholders have entered into lock-up agreements with the underwriters. Under these agreements, each of these persons will not be permitted to, without the prior written approval of the underwriters, subject to limited exceptions:

  •
  issue, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of our common stock or any securities convertible into or exchangeable or exercisable for our common stock or file any registration statement under the Securities Act with respect to any of the foregoing; or

  •
  enter into any swap, hedge or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the shares of our common stock, whether any such swap, hedge or transaction is to be settled by delivery of shares of our common stock or other securities, in cash or otherwise.

        These restrictions will be in effect for a period of 180 days after the date of the underwriting agreement. At any time, the underwriters will be permitted to, in their sole discretion, release all or some of the securities from these lock-up agreements.

        These restrictions also apply to securities convertible into or exchangeable or exercisable for or repayable with common stock to the same extent as they apply to our common stock. They also apply to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

Pricing of the Offering; Listing

        This is the initial public offering of our common stock and no public market currently exists for our shares. The initial public offering price will be negotiated among us, the selling shareholders and the underwriters. The factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, include the information set forth in this prospectus, our financial and operating performance, estimates of our business potential and earnings prospects and those of our industry in general, an assessment of management and the consideration of the above factors in relation to market valuation of companies in related businesses. The estimated public offering price range set forth on the cover page of this prospectus is subject to change as a result of market conditions and other factors. Neither we nor the underwriters can assure investors that an active trading market will develop for our common stock or that the common stock will trade in the public market at or above the initial offering price.

        We have applied to list our common stock on the Nasdaq Capital Market under the symbol "BWB."

Indemnification and Contribution

        We have agreed to indemnify the underwriters and their affiliates, selling agents and controlling persons against certain liabilities, including under the Securities Act. If we are unable to provide this indemnification, we will contribute to the payments the underwriters and their affiliates, selling agents and controlling persons may be required to make in respect of those liabilities.

Price Stabilization, Short Positions and Penalty Bids

        To facilitate the offering of our common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock, including:

  •
  stabilizing transactions;

  •
  short sales; and

  •
  purchases to cover positions created by short sales.

        Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. These transactions may also include making short sales of our common stock, which involve the sale by the underwriters of a greater number of shares of common stock than it is required to purchase in this offering. Short sales may be "covered short sales," which are short positions in an amount not greater than the underwriters' purchase option referred to above, or may be "naked short sales," which are short positions in excess of that amount.

        The underwriters may close out any covered short position either by exercising its purchase option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which it may purchase shares through the purchase option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased shares in this offering.

        As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time without notice. The underwriters may carry out these transactions on the Nasdaq Capital Market, in the over-the-counter market or otherwise.

Passive Market Making

        In connection with this offering, the underwriters and selling group members may engage in passive market making transactions in our common stock on the Nasdaq Capital Market in accordance with Rule 103 of Regulation M under the Exchange Act during a period before the commencement of offers or sales of common stock and extending through the completion of the distribution of this offering. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker's bid, that bid must then be lowered when specified purchase limits are exceeded. Passive market making may cause the price of our common stock to be higher than the price that otherwise would exist in the open market in the absence of those transactions. The underwriters and dealers are not required to engage in passive market making and may end passive market-making activities at any time.

Electronic Distribution

        A prospectus in electronic format may be made available by e-mail or on the websites or through online services maintained by the underwriters or their affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters' websites and any information contained on any other website maintained by the underwriters is not part of this prospectus, has not been approved or endorsed by the underwriters or us, and should not be relied upon by investors.

Affiliations

        The underwriters and their affiliates are full-service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing, valuation and brokerage activities. From time to time, the underwriters and/or their affiliates have directly and indirectly engaged, or may engage, in various financial advisory, investment banking and commercial banking services for us and our affiliates, for which they received, or may receive, customary compensation, fees and expense reimbursement. Sandler O'Neill & Partners, L.P. served as placement agent and received a fee in connection with our recent subordinated debt private placement offering in July 2017. D.A. Davidson and Co. served as placement agent and received a fee in connection with each of the sales of our common stock to institutional investors in June 2016 and September 2015. In the ordinary course of their various business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and those investment and securities activities may involve securities and/or instruments of ours. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of those securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in those securities and instruments.

 LEGAL MATTERS

        The validity of the shares of common stock being offered by this prospectus will be passed upon for us by Barack Ferrazzano Kirschbaum & Nagelberg LLP, Chicago, Illinois. Vedder Price P.C., Chicago, Illinois, is acting as counsel for the underwriters in connection with this offering.

EXPERTS

        The consolidated financial statements of Bridgewater Bancshares, Inc. and subsidiaries as of December 31, 2016 and for the year ended December 31, 2016 have been included herein in reliance upon the report of CliftonLarsonAllen LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to our common stock offered hereby. This prospectus, which constitutes part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits filed therewith. Some items are omitted in accordance with the rules and regulations of the SEC. For further information about us and our common stock that we propose to sell in this offering, we refer you to the registration statement and the exhibits filed as a part of the registration statement. Statements or summaries in this prospectus as to the contents of any contract or other document referred to in this prospectus are not necessarily complete and, where that contract or document is filed as an exhibit to the registration statement, each statement or summary is qualified in all respects by reference to the exhibit to which the reference relates. You may read and copy the registration statement, including the exhibits to the registration statement, at the SEC's Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Our filings with the SEC, including the registration statement, are also available to you for free on the SEC's internet website at www.sec.gov.

        Following the offering, we will become subject to the informational and reporting requirements of the Exchange Act and, in accordance with those requirements, will file reports and proxy and information statements and other information with the SEC. You will be able to inspect and copy these reports and proxy and information statements and other information at the addresses set forth above. We intend to furnish to our shareholders our annual reports containing our audited consolidated financial statements certified by an independent registered public accounting firm.

        We also maintain an internet site at www.bridgewaterbankmn.com. Information on, or accessible through, our website is not part of this prospectus.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
Bridgewater Bancshares, Inc. and Subsidiaries
Bloomington, Minnesota

        We have audited the accompanying consolidated balance sheet of Bridgewater Bancshares, Inc. and Subsidiaries as of December 31, 2016, and the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting in accordance with the Public Company Accounting Oversight Board (United States) auditing standards. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Bridgewater Bancshares, Inc. and Subsidiaries as of December 31, 2016, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ CliftonLarsonAllen LLP

Minneapolis, Minnesota
November 30, 2017

Bridgewater Bancshares, Inc. and Subsidiaries

Consolidated Balance Sheet

	(unaudited) September 30, 2017	December 31, 2016
	(dollars in thousands, except share data)
ASSETS
Cash and Cash Equivalents	$24,426	$16,499
Bank-Owned Certificates of Deposit	3,072	4,699
Securities Available for Sale, at Fair Value	243,312	217,083
Loans, Net of Allowance for Loan Losses of $15,219 in 2017 (unaudited) and $12,333 in 2016	1,252,615	985,140
Federal Home Loan Bank (FHLB) Stock, at Cost	4,667	4,990
Premises and Equipment, Net	10,154	9,574
Foreclosed Assets	761	4,183
Accrued Interest	5,212	3,953
Goodwill	2,626	2,626
Other Intangible Assets	1,290	1,434
Other Assets	8,530	10,213

Total Assets	$1,556,665	$1,260,394

LIABILITIES AND EQUITY
LIABILITIES
Deposits:
Noninterest Bearing	$303,824	$238,062
Interest Bearing	990,924	785,446

Total Deposits	1,294,748	1,023,508
Federal Funds Purchased	16,000	44,000
Notes Payable	17,500	19,000
FHLB Advances	63,000	53,000
Subordinated Debentures, Net of Issuance Costs	24,501	—
Accrued Interest Payable	992	612
Other Liabilities	6,249	4,908

Total Liabilities	1,422,990	1,145,028
SHAREHOLDERS' EQUITY
Common Stock—$0.01 par value
Voting Common Stock—Authorized 75,000,000; Issued and Outstanding 20,784,001 at September 30, 2017 (unaudited) and 20,744,001 at December 31, 2016	208	207
Non-voting Common Stock—Authorized 10,000,000; Issued and Outstanding 3,845,860 at September 30, 2017 (unaudited) and 3,845,860 at December 31, 2016	38	38
Additional Paid-In Capital	66,053	65,777
Retained Earnings	66,174	52,619
Accumulated Other Comprehensive Income (Loss)	1,202	(3,275)

Total Shareholders' Equity	133,675	115,366

Total Liabilities and Equity	$1,556,665	$1,260,394

See accompanying notes to consolidated financial statements.

Bridgewater Bancshares, Inc. and Subsidiaries

Consolidated Statements of Income

	Nine Months Ended September 30, (Unaudited)
			Year Ended December 31, 2016
	2017	2016
	(dollars in thousands, except per share data)
INTEREST INCOME
Loans, Including Fees	$43,060	$34,049	$46,622
Investment Securities	4,444	2,507	3,649
Other	266	299	361

Total Interest Income	47,770	36,855	50,632
INTEREST EXPENSE
Deposits	6,897	5,073	6,955
Notes Payable	497	541	718
FHLB Advances	585	573	769
Subordinated Debentures	348	16	16
Federal Funds Purchased	119	25	56

Total Interest Expense	8,446	6,228	8,514

NET INTEREST INCOME	39,324	30,627	42,118
Provision for Loan Losses	2,975	2,250	3,250

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	36,349	28,377	38,868
NONINTEREST INCOME
Customer Service Fees	483	331	490
Net Gain (Loss) on Sales of Available for Sale Securities	(51)	1,001	830
Net Gain (Loss) on Sales of Foreclosed Assets	352	(31)	(30)
Other Income	1,169	976	1,277

Total Noninterest Income	1,953	2,277	2,567

NONINTEREST EXPENSE
Salaries and Employee Benefits	9,945	9,334	12,087
Occupancy and Equipment	1,629	1,291	1,821
Data Processing	464	457	667
Other	4,596	3,699	5,593

Total Noninterest Expense	16,634	14,781	20,168

INCOME BEFORE INCOME TAXES	21,668	15,873	21,267
Provision for Income Taxes	8,113	6,042	8,052

NET INCOME	$13,555	$9,831	$13,215

NET INCOME PER SHARE
Basic	$0.55	$0.46	$0.59
Diluted	$0.54	$0.45	$0.58

See accompanying notes to consolidated financial statements.

Bridgewater Bancshares, Inc. and Subsidiaries

Consolidated Statements of Comprehensive Income

	Nine Months Ended September 30, (unaudited)
			Year Ended December 31, 2016
	2017	2016
	(dollars in thousands)
Net Income	$13,555	$9,831	$13,215
Other Comprehensive Income (Loss):
Unrealized Gain (Loss) on Available for Sale Securities	6,820	2,832	(5,860)
Unrealized Gain on Cash Flow Hedge	17	—	223
Reclassification Adjustment for (Gains) Losses Realized in Income	51	(1,001)	(830)
Income Tax Impact	(2,411)	(641)	2,264

Total Other Comprehensive Income (Loss), Net of Tax	4,477	1,190	$(4,203)

Comprehensive Income	$18,032	$11,021	$9,012

See accompanying notes to consolidated financial statements.

Bridgewater Bancshares, Inc. and Subsidiaries

Consolidated Statements of Shareholders' Equity

	Shares		Common Stock				Accumulated Other Comprehensive Income (Loss)
					Additional Paid-In Capital	Retained Earnings
	Voting	Non-voting	Voting	Non-voting				Total
	(dollars in thousands except share data)
BALANCE, DECEMBER 31, 2015	17,633,026	2,186,323	$176	$22	$39,648	$39,404	$928	$80,178
Stock-based Compensation	—	—	—	—	222	—	—	222
Comprehensive Income (Loss)	—	—	—	—	—	13,215	(4,203)	9,012
Stock Options Exercised	100,000	—	1	—	99	—	—	100
Issuance of Common Stock, Net of Issuance Costs	3,049,368	1,659,537	30	16	26,000	—	—	26,046
Redemption and Cancellation of Common Stock	(38,393)	—	—	—	(192)	—	—	(192)

BALANCE, DECEMBER 31, 2016	20,744,001	3,845,860	$207	$38	$65,777	$52,619	$(3,275)	$115,366

Unaudited
BALANCE, JANUARY 1, 2017	20,744,001	3,845,860	$207	$38	$65,777	$52,619	$(3,275)	$115,366
Stock-based Compensation	—	—	—	—	156	—	—	156
Comprehensive Income	—	—	—	—	—	13,555	4,477	18,032
Stock Options Exercised	40,000	—	1	—	120	—	—	121

BALANCE, SEPTEMBER 30, 2017	20,784,001	3,845,860	$208	$38	$66,053	$66,174	$1,202	$133,675

See accompanying notes to consolidated financial statements.

Bridgewater Bancshares, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

	Nine Months Ended September 30, (unaudited)
			Year Ended December 31, 2016
	2017	2016
	(dollars in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES
Net Income	$13,555	$9,831	$13,215
Adjustments to Reconcile Net Income to Net Cash
Provided by Operating Activities:
Net Amortization on Securities Available for Sale	2,081	1,230	1,997
Net (Gain) Loss on Sale of Securities Available for Sale	51	(1,001)	(830)
Provision for Loan Losses	2,975	2,250	3,250
Depreciation and Amortization of Premises and Equipment	522	408	586
Amortization of Other Intangible Assets	144	57	104
Amortization of Subordinated Debt Issuance Costs	17	—	—
Net (Gain) Loss on Sale of Foreclosed Assets	(352)	31	30
Stock-based Compensation	156	166	222
Benefit for Deferred Income Taxes	(1,507)	(1,048)	(1,070)
Changes in Operating Assets and Liabilities:
Accrued Interest Receivable and Other Assets	(463)	(1,516)	(2,144)
Accrued Interest Payable and Other Liabilities	1,832	2,152	(429)

Net Cash Provided by Operating Activities	19,011	12,560	14,931

CASH FLOWS FROM INVESTING ACTIVITIES
Decrease (Increase) in Bank-Owned Certificates of Deposit	1,627	(213)	6,753
Proceeds from Sales of Securities Available for Sale	15,249	32,487	34,250
Proceeds from Maturities, Paydowns, and Calls of Securities Available for Sale	17,971	15,339	21,995
Purchases of Securities Available for Sale	(54,710)	(126,086)	(173,340)
Net Increase in Loans	(271,139)	(130,938)	(176,383)
Net (Increase) Decrease in FHLB Stock	323	(750)	(1,710)
Purchases of Premises and Equipment	(1,102)	(1,163)	(2,191)
Proceeds from Sales of Foreclosed Assets	4,352	115	115
Cash Received, Net of Cash Paid for Acquisition	—	24,415	24,415

Net Cash Used in Investing Activities	(287,429)	(186,794)	(266,096)

CASH FLOWS FROM FINANCING ACTIVITIES
Increase in Deposits	271,240	139,753	195,679
Net Increase (Decrease) In Federal Funds Purchased	(28,000)	2,000	31,000
Proceeds from Notes Payable	—	20,000	20,000
Principal Payments on Notes Payable	(1,500)	(16,542)	(17,042)
Proceeds from FHLB Advances	19,000	5,000	—
Principal Payments on FHLB Advances	(9,000)	—	—
Proceeds from Issuance of Subordinated Debentures	24,484	—	—
Principal Payments on Subordinated Debentures	—	(1,500)	(1,500)
Issuance of Common Stock	121	26,146	26,146
Redemption and Cancellation of Common Stock	—	(192)	(192)

Net Cash Provided by Financing Activities	276,345	174,665	254,091

NET CHANGE IN CASH AND CASH EQUIVALENTS	7,927	431	2,926
Cash and Cash Equivalents Beginning	16,499	13,573	13,573

Cash and Cash Equivalents Ending	$24,426	$14,004	$16,499

SUPPLEMENTAL CASH FLOW DISCLOSURE
Cash Paid for Interest	$8,066	$6,204	$8,444
Cash Paid for Income Taxes	5,955	4,856	7,331
Loans Transferred to Foreclosed Assets	689	1,289	3,601

See accompanying notes to consolidated financial statements.

Bridgewater Bancshares, Inc. and Subsidiaries

Consolidated Statements of Cash Flows (Continued)

        In 2016, the Company purchased certain assets and assumed certain liabilities of First National Bank of the Lakes. In conjunction with the acquisition, the fair value of assets acquired and fair value of liabilities assumed were as follows (See Note 20):

May 20, 2016
Cash Received, Net of Cash Paid	$24,415
Securities	7,077
Loans	28,305
Premises and Equipment	2,683
Other Intangible Assets	1,538
Accrued Interest Receivable and Other Assets	147
Deposits	66,735
Accrued Interest Payable and Other Liabilities	56

See accompanying notes to consolidated financial statements.

Bridgewater Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(dollars in thousands, except share data)

Note 1: Description of the Business and Summary of Significant Accounting Policies

Organization

        Bridgewater Bancshares, Inc. and Subsidiary (the "Company"), is a financial holding company whose operations are the ownership of its wholly-owned subsidiaries, Bridgewater Bank (the "Bank") and Bridgewater Risk Management, Inc. The Bank commenced operations in 2005 and provides retail and commercial loan and deposit services, principally to customers within the Minneapolis-St. Paul-Bloomington, MN-WI Metropolitan Statistical Area. In 2008, the Bank formed BWB Holdings, LLC, a wholly owned subsidiary of the Bank, for the purpose of holding repossessed property.

        Bridgewater Risk Management, Inc. was incorporated on December 28, 2016, as a wholly-owned insurance company subsidiary of the Company. It insures the Company and its subsidiaries against certain risks unique to the operations of the Company and for which insurance may not be currently available or economically feasible in today's insurance marketplace. Bridgewater Risk Management, Inc. pools resources with several other insurance company subsidiaries of financial institutions to spread a limited amount of risk among themselves.

Principles of Consolidation

        The consolidated financial statements include the amounts of the Company, its wholly-owned subsidiary bank, with locations in Bloomington, Minneapolis (2), Greenwood, St. Louis Park, and Orono, Minnesota, BWB Holdings, LLC, and Bridgewater Risk Management, Inc. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates in Preparation of Financial Statements

        The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

        Material estimates that are particularly susceptible to significant change in the near term include the valuation of securities, determination of the allowance for loan losses, deferred tax assets, fair value of financial instruments, and fair values of assets purchased and liabilities assumed in business combinations.

Emerging Growth Company

        The Company qualifies as an "emerging growth company" under the Jumpstart Our Busienss Startups Act (the "JOBS Act"). Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended trasition period provided in Section 7(a)(2)(B) of the Securities Act of 1933 for complying with new or revised accounting standards. As an emerging growth company, the Company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. The Company elected to take advantage of the benefits of this extended transition period.

Bridgewater Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(dollars in thousands, except share data)

Note 1: Description of the Business and Summary of Significant Accounting Policies (Continued)

Cash and Cash Equivalents

        For purpose of the consolidated statements of cash flows, cash and cash equivalents include cash, both interest bearing and noninterest bearing balances due from banks and federal funds sold, all of which mature within 90 days. Cash flows from loans and deposits are reported net.

Bank-Owned Certificates of Deposit

        Bank-owned certificates of deposit mature within five years and are carried at cost.

Securities Available for Sale

        Debt securities are classified as available for sale and are carried at fair value with unrealized gains and losses reported in other comprehensive income (loss). Realized gains and losses on securities available for sale are included in noninterest income or expense and, when applicable, are reported as a reclassification adjustment, net of tax, in other comprehensive income (loss). Gains and losses on sales of securities are determined using the specific identification method on the trade date. The amortization of premiums and accretion of discounts are recognized in interest income using methods approximating the interest method over the period to maturity.

        Declines in the fair value of individual available for sale securities below their cost that are other than temporary result in write-downs of the individual securities to fair value. The Company monitors the investment securities portfolio for impairment on an individual security basis and has a process in place to identify securities that could potentially have a credit impairment that is other than temporary. This process involves analyzing the length of time and the extent to which the fair value has been less than the amortized cost basis, the market liquidity for the security, the financial condition and near-term prospects of the issuer, expected cash flows, and the Company's intent and ability to hold the investment for a period of time sufficient to recover the temporary loss. The ability to hold is determined by whether it is more likely than not that the Company will be required to sell the security before its anticipated recovery. A decline in value due to a credit event that is considered other than temporary is recorded as a loss in noninterest income.

Loans

        Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally are reported at their outstanding unpaid balances adjusted for charge-offs, the allowance for loan losses, any deferred fees or costs on originated loans, and premiums or discounts on purchased loans.

        Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, as well as premiums and discounts, are deferred and recognized as an adjustment of the related loan yield using the interest method. Amortization of deferred loan fees is discounted when a loan is placed on nonaccrual status.

        The accrual of interest on all loans is discounted if the loan is 90 days past due unless the credit is well-secured and in process of collection. Past due status is based on contractual terms of the loan. In

Bridgewater Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(dollars in thousands, except share data)

Note 1: Description of the Business and Summary of Significant Accounting Policies (Continued)

all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

        All interest accrued, but not collected for loans that are placed on nonaccrual or charged off is reversed against interest income and amortization of related deferred loan fees or costs is suspended. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. The cash-basis is used when a determination has been made that the principal and interest of the loan is collectible. If collectability of the principal and interest is in doubt, payments are applied to loan principal. The determination of ultimate collectability is supported by a current, well documented credit evaluation of the borrower's financial condition and prospects for repayment, including consideration of the borrower's sustained historical repayment performance and other relevant factors. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current, the borrower has demonstrated a period of sustained performance, and future payments are reasonably assured. A sustained period of repayment performance generally would be a minimum of six months.

Allowance for Loan Losses

        The allowance for loan losses (the "allowance") is an estimate of loan losses inherent in the Company's loan portfolio. The allowance is established through a provision for loan losses which is charged to expense. Additions to the allowance are expected to maintain the adequacy of the total allowance after loan losses and loan growth. Loan losses are charged-off against the allowance when the Company determines all or a portion of the loan balance to be uncollectible. Cash received on previously charged-off amounts is recorded as a recovery to the allowance.

        The allowance consists of three primary components, general reserves, specific reserves related to impaired loans, and unallocated reserves. The general component covers nonimpaired loans and is based on historical losses adjusted for current factors. The historical loss experience is determined by portfolio segment and is based on the actual loss history experienced by the Company over the most recent five years. This actual loss experience is adjusted for economic factors based on the risks present for each portfolio segment. These economic factors include consideration of the following: levels of and trends in delinquencies and impaired loans; trends in volume and terms of loans; experience, ability, and depth of lending management and other relevant staff; national and local economic trends and conditions; industry conditions; and effects of changes in credit concentrations. These factors are inherently subjective and are driven by the repayment risk associated with each portfolio segment.

        A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Loans determined to be impaired are individually evaluated for impairment. An impaired loan is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate, or, as a practical expedient, at the loan's observable market price, or the fair value of the underlying collateral. The fair value of collateral, reduced by costs to sell on a discounted basis, is used if a loan is collateral dependent. A loan is collateral dependent if the repayment is expected to be provided solely by the underlying collateral.

Bridgewater Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(dollars in thousands, except share data)

Note 1: Description of the Business and Summary of Significant Accounting Policies (Continued)

        Allowance allocations other than general and specific reserves are included in the unallocated portion. While allocations are made for loans and leases based upon historical loss analysis, the unallocated portion is designed to cover the uncertainty of how current economic conditions and other uncertainties may impact the existing loan portfolio. Factors to consider include global, national and state economic conditions such as changes in unemployment rates and productivity, geopolitical tensions, monetary and fiscal policy uncertainty, political gridlock, and real estate market trends. The unallocated reserve addresses inherent probable losses not included elsewhere in the allowance for loan losses.

        Under certain circumstances, the Company will provide borrowers relief through loan restructurings. A restructuring of debt constitutes a troubled debt restructuring (TDR) if the Company, for economic or legal reasons related to the borrower's financial difficulties, grants a concession to the borrower that it would not otherwise consider. Restructured loans typically present an elevated level of credit risk as the borrowers are not able to perform according to the original contractual terms. Loans that are reported as TDRs are considered impaired and measured for impairment as described above in the calendar year of the restructuring. In subsequent years, a restructured loan may cease being classified as impaired if the loan was modified at a market rate and is performing according to the modified terms. TDR concessions can include reduction of interest rates, extension of maturity dates, forgiveness of principal or interest due, or acceptance of other assets in full or partial satisfaction of the debt. Restructured loans can involve loans remaining on nonaccrual, moving to nonaccrual, or continuing on accrual status, depending on the individual facts and circumstances of the borrower. Nonaccrual restructured loans are included and treated with other nonaccrual loans.

        The Company assigns risk rating to all loans and periodically performs detailed internal reviews of all such loans over a certain threshold to identify credit risks and to assess the overall collectability of the portfolio. These risk ratings are also subject to examination by the Company's regulators. During the internal reviews, management monitors and analyzes the financial condition of borrowers and guarantors, trends in the industries in which the borrowers operate, and the fair values of collateral securing the loans. These credit quality indicators are used to assign a risk rating to each individual loan. The risk ratings can be grouped into five major categories defined as follows:

        Pass:    A pass loan is a credit with no existing or known potential weaknesses deserving of management's close attention.

        Watch:    Loans classified as watch have a potential weakness that deserves management's close attention. If left uncorrected, this potential weakness may result in deterioration of the repayment prospects for the loan or of the Company's credit position at some future date. Watch loans are not adversely classified and do not expose the Company to sufficient risk to warrant adverse classification.

        Substandard:    Loans classified as substandard are not adequately protected by the current net worth and paying capacity of the borrower or of the collateral pledged, if any. Loans classified as substandard have a well-defined weakness or weaknesses that jeopardize the repayment of the debt. Well defined weaknesses include a borrower's lack of marketability, inadequate cash flow or collateral support, failure to complete construction on time, or the failure to fulfill economic expectations. They are characterized by the distinct possibility that the Company will sustain loss if the deficiencies are not corrected.

Bridgewater Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(dollars in thousands, except share data)

Note 1: Description of the Business and Summary of Significant Accounting Policies (Continued)

        Doubtful:    Loans classified as doubtful have all the weaknesses inherent in those classified as substandard, with the added characteristic that the weaknesses make collection or repayment in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.

        Loss:    Loans classified as loss are considered uncollectible and charged-off immediately.

        The Company maintains a separate general valuation allowance for each portfolio segment. These portfolio segments include commercial and industrial, construction and land development, 1-4 family mortgage, commercial real estate, and consumer and other with risk characteristics described as follows:

        Commercial and Industrial:    Commercial and Industrial loans, generally, are loans to sole proprietorships, partnerships, corporations, and other business enterprises to finance accounts receivable or inventory, capital assets, or other business related purposes. Commercial and Industrial lending is not without risk as this asset class has generally exhibited higher loss rates compared to other loan types. The primary repayment source for commercial and industrial loans are the existing cash flows of operating businesses which can be adversely affected by company, industry and economic business cycles. Economic trends influenced by unemployment rates and other key economic indicators are closely correlated to the credit quality of these loans. The liquidation of collateral, typically accounts receivable, inventory, equipment, or other business assets, is the primary source of principal repayment if the borrower defaults. The value of these assets can be suspect in a liquidation scenario.

        Construction and Land Development:    Construction and land development loans generally possess a higher inherent risk of loss and have experienced the highest loss rates of any loan category based on statistics published by the FDIC. Risks associated with these loans often include the borrower's ability to complete the project within specified costs and timelines and the reliance sale of the completed project as the primary repayment source for the loan. Trends in the commercial and residential construction industries can significantly impact the credit quality of these loans due to supply and demand imbalances. In addition, fluctuations in real estate values can significantly impact the credit quality of these loans, as property values may determine the economic viability of construction projects and adversely impact the value of the collateral securing the loan.

        1-4 Family Mortgage:    The degree of risk in residential mortgage lending involving owner occupied properties depends primarily on the borrower's ability to repay in an orderly fashion and the loan amount in relation to collateral value. Economic trends determined by unemployment rates and other key economic indicators are closely correlated to the credit quality of these loans. Weak economic trends indicate that the borrower's capacity to repay their obligations may be deteriorating. Residential mortgage lending also includes the credits to finance nonowner occupied properties used as rentals. These loans can involve additional risks as the borrower's ability to repay in based on the net operating income from the property which can be impacted by occupancy levels, rental rates, and operating expenses. Declines in net operating income can negatively impact the value of the property which increases the credit risk in the event of default. While 1-4 family mortgage loans have historically possessed a lower inherent risk of loss than other real estate portfolio segments, this loan class was significantly impacted during the last recession due in part to weak credit underwriting and speculative lending practices which led to higher default rates and deterioration in residential real estate values.

Bridgewater Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(dollars in thousands, except share data)

Note 1: Description of the Business and Summary of Significant Accounting Policies (Continued)

        Commercial Real Estate:    Commercial real estate loans generally can possess a higher inherent risk of loss as the primary repayment source for these loans is based on net operative income from the property which is impacted by rental rates, vacancies, and operating expenses. Banks which are concentrated in commercial real estate lending are subject to additional regulatory scrutiny and must employ enhanced risk management practices. While the Company has a high concentration in commercial real estate loans, the largest segment of its portfolio consists of multifamily lending, which has historically had the lowest default rate of any loan class. Nonetheless, adverse economic factors or an overbuilt market can impact the multifamily market and result in higher default rates and possible loan losses.

        Consumer and Other:    The consumer and other loan portfolio is usually comprised of a large number of small loans scheduled to be amortized over a specific period. Most loans are made directly for consumer purchases. Economic trends determined by unemployment rates and other key economic indicators are closely correlated to the credit quality of these loans. Weak economic trends indicate the borrowers' capacity to repay their obligations may be deteriorating.

        Although management believes the allowance to be adequate, ultimate losses may vary from its estimates. At least quarterly, the Board of Directors reviews the adequacy of the allowance, including consideration of the relevant risks in the portfolio, current economic conditions, and other factors. If the Board of Directors and management determine that changes are warranted based on those reviews, the allowance is adjusted. In addition, the Company's regulators assess the adequacy of the allowance from time to time. The regulatory agencies may require adjustments to the allowance based on their judgment about information available at the time of their review and examinations.

Off-Balance Sheet Instruments

        In the ordinary course of business, the Company has entered into off-balance sheet instruments including commitments to extend credit and unfunded commitments under lines of credit and standby letters of credit. Such financial instruments are recorded in the consolidated financial statements when they become payable. The Company maintains a separate allowance for off-balance sheet commitments. Management estimates anticipated losses using historical data and utilization assumptions. The allowance for off-balance sheet commitments is included in other liabilities.

Federal Home Loan Bank Stock

        The Bank is a member of FHLB Des Moines. Members are required to own a certain amount of stock based on the level of borrowings and other factors, and may invest in additional amounts. Restricted stock is carried at cost and periodically evaluated for impairment. Because this stock is viewed as a long-term investment, impairment is based on ultimate recovery at par value. Both cash and stock dividends are reported as income.

Premises and Equipment

        Premises and equipment are stated at cost less accumulated depreciation on the straight-line method over the estimated useful lives of the assets. Maintenance and repairs are expensed as incurred

Bridgewater Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(dollars in thousands, except share data)

Note 1: Description of the Business and Summary of Significant Accounting Policies (Continued)

while major additions and improvements are capitalized. Gains and losses on dispositions are included in current operations.

Foreclosed Assets

        Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value less estimated selling cost at the date of foreclosure, establishing a new cost basis. Any write-downs based on the asset's fair value at the date of acquisition are charged to the allowance. Subsequent to foreclosure, valuations are periodically performed by management and the assets held for sale are carried at the lower of the new cost basis or fair value less cost to sell. This evaluation is inherently subjective and requires estimates that are susceptible to significant revisions as more information becomes available. Due to potential changes in conditions, it is at least reasonably possible that changes in fair values will occur in near term and that such changes could materially affect the amounts reported in the Company's consolidated financial statements.

        Impairment losses on assets to be held and used are measured at the amount by which the carrying amount of a property exceeds its fair value. Costs relating to holding and improving assets are expensed. Revenues and expenses from operations are included in net expenses from foreclosed assets.

Goodwill and Intangible Assets

        Intangible assets attribute to the value of core deposits and favorable lease terms are stated at cost less accumulated amortization and reported in other intangible assets in the consolidated balance sheets. Intangible assets are amortized on a straight-line basis over the estimated lives of the assets.

        The excess of purchase price over fair value of net assets acquired is recorded as goodwill and is not amortized.

        The Company evaluates whether goodwill and other intangible assets may be impaired at least annually and whenever events or changes in circumstances indicate it is more likely than not the fair value of the reporting unit or asset is less than its carrying amount.

Transfers of Financial Assets and Participating Interests

        Transfers of an entire financial asset of a participating interest in an entire financial asset are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before maturity.

        The transfer of a participating interest in an entire financial asset must also meet the definition of a participating interest. A participating interest in a financial asset has all of the following characteristics: (1) from the date of transfer, it must represent a proportionate (pro rata) ownership interest in the financial asset, (2) from the date of transfer, all cash flows received, except any cash flows allocated as any compensation for servicing or other services performed, must be divided proportionately among participating interest holders in the amount equal to their share ownership,

Bridgewater Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(dollars in thousands, except share data)

Note 1: Description of the Business and Summary of Significant Accounting Policies (Continued)

(3) the rights of each participating interest holder must have the same priority, and (4) no party has the right to pledge or exchange the entire financial asset unless all participating interest holders agree to do so.

Advertising

        Advertising costs are expensed as incurred.

Income Taxes

        Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing asset and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

        These calculations are based on many factors including estimates of the timing of reversals of temporary differences, the interpretation of federal and state income tax laws, and a determination of the differences between the tax and the financial reporting basis of assets and liabilities. Actual results could differ significantly from the estimates and interpretations used in determining the current and deferred income tax liabilities.

        Under GAAP, a valuation allowance is required to be recognized if it is "more likely than not" that the deferred tax asset will not be realized. The determination of the realizability of the deferred tax assets is highly subjective and dependent upon judgment concerning management's evaluation of both positive and negative evidence, the forecasts of future income, applicable tax planning strategies, and assessments of the current and future economic and business conditions.

        In preparation for the income tax returns, tax positions are taken based on interpretation of federal and state income tax laws. Management periodically reviews and evaluates the status of uncertain tax positions and makes estimates of amounts ultimately due or owed. The Company can recognize in financial statements the impact of a tax position taken, or expected to be taken, if it is more likely than not that the position will be sustained on an audit based on the technical merit of the position. The Company recognizes both interest and penalties as a component of other noninterest expenses.

        The amount of the uncertain tax positions was not deemed to be material. It is not expected that the unrecognized tax benefit will be material within the next 12 months. The Company did not recognize any interest or penalties for the nine months ended September 30, 2017 (unaudited) and for the year ended December 31, 2016.

        The Company is no longer subject to federal or state tax examination by tax authorities for years ending before December 31, 2013.

Bridgewater Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(dollars in thousands, except share data)

Note 1: Description of the Business and Summary of Significant Accounting Policies (Continued)

Comprehensive Income

        Recognized revenue, expenses, gains, and losses are included in net income. Certain changes in assets and liabilities, such as unrealized gains and losses on securities available for sale and changes in the fair value of derivative instruments designated as a cash flow hedge, are reported as a separate component of the equity section of the consolidated balance sheet, such items, along with net income, are components of comprehensive income (loss).

Derivative Financial Instruments

        The Company is exposed to certain risks relating to its ongoing business operations. The primary risk managed by using derivative instruments is interest rate risk. Interest rate swaps are entered into to manage interest rate risk associated with the Company's variable-rate notes payable.

        Accounting standards require the Company to recognize all derivative instruments as either assets or liabilities at fair value in the consolidated balance sheets. The Company designates its interest rate swap as a cash flow hedge of variable rate notes payable.

        The changes in fair value of the interest rate swap agreements are recognized in earnings or in other comprehensive income (loss), depending on whether it qualifies for hedge accounting. A derivative that does not qualify, or is not designated as a hedge will be reflected at fair value, with changes in value recognized in noninterest income.

        The effective portion of the changes in fair values of derivatives that qualify as cash flow hedges are recorded in other comprehensive income (loss). Amounts receivable or payable under the swap agreement are reclassified from other comprehensive income to net income as an adjustment to the expense of the related transaction. These amounts are included in the consolidated statements of income as interest expense.

Stock-Based Compensation

        The Company's stock-based compensation plans provide for awards of stock options to directors, officers and employees. The cost of employee services received in exchange for awards of equity instruments is based on the grant-date fair value of those awards. Compensation cost is recognized over the requisite service period as a component of compensation expense. Compensation cost is recognized on a straight-line basis over the requisite service period for the entire award. The Company uses the Black-Scholes model to estimate the fair value of stock options.

Earnings per Share

        Basic earnings per share are calculated by dividing the sum of distributed earnings to common shareholders and undistributed earnings allocated to common shareholders by the weighted average number of common shares outstanding. Diluted earnings per share are calculated by dividing the sum of distributed earnings to common shareholders and undistributed earnings allocated to common shareholders by the weighted average number of shares adjusted for the dilutive effect of stock options using the treasury stock method.

Bridgewater Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(dollars in thousands, except share data)

Note 1: Description of the Business and Summary of Significant Accounting Policies (Continued)

Segment Reporting

        All of the Company's operations are considered by management to be one operating segment.

Reclassifications

        Certain reclassifications have been made to the 2016 consolidated financial statements to conform to the 2017 classifications.

Impact of Recently Issued Accounting Standards

        The following ASUs have been issued by FASB and may impact the Company's consolidated financial statements in future reporting periods.

        In May 2014, the Financial Accounting Standards Board ("FASB") issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606) ("ASU 2014-09"). ASU 2014-09 implements a common revenue standard that clarifies the principles for recognizing revenue. The core principle of ASU 2014-09 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract and (v) recognize revenue when (or as) the entity satisfies a performance obligation. ASU 2015-14, Revenue from Contracts with Customers (Topic 606) ("ASU 2015-14") was issued in August 2015 which defers adoption to annual reporting periods beginning after December 15, 2018 and interim reporting periods beginning after December 15, 2019. The timing of the Company's revenue recognition is not expected to materially change. The Company's largest portions of revenue, interest and fees on loans and gain on sales of loans, are specifically excluded from the scope of the guidance, and the Company currently recognizes the majority of the remaining revenue sources in a manner that management believes is consistent with the new guidance. Because of this, management believes that revenue recognized under the new guidance will generally approximate revenue recognized under current GAAP. These observations are subject to change as the evaluation is completed.

        In January 2016, the FASB issued ASU 2016-01, Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities ("ASU 2016-01"). This guidance changes how entities account for equity investments that do not result in consolidation and are not accounted for under the equity method of accounting. Entities will be required to measure these investments at fair value at the end of each reporting period and recognize changes in fair value in net income. A practicability exception will be available for equity investments that do not have readily determinable fair values; however, the exception requires the Company to adjust the carrying amount for impairment and observable price changes in orderly transactions for the identical or a similar investment of the same issuer. This guidance also changes certain disclosure requirements and other aspects of current GAAP. This guidance is effective for fiscal years beginning after December 15, 2018 and for interim reporting periods beginning after December 15, 2019. Early adoption is permitted

Bridgewater Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(dollars in thousands, except share data)

Note 1: Description of the Business and Summary of Significant Accounting Policies (Continued)

for only one of the six amendments. The Company is evaluating the impact this new standard will have on its consolidated financial statements.

        In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) ("ASU 2016-02"). The new guidance establishes the principles to report transparent and economically neutral information about the assets and liabilities that arise from leases. Entities will be required to recognize the lease assets and lease liabilities that arise from leases in the statement of financial position and to disclose qualitative and quantitative information about lease transactions, such as information about variable lease payments and options to renew and terminate leases. This guidance is effective for fiscal years beginning after December 15, 2019 and interim reporting periods beginning after December 15, 2020. The Company is currently evaluating the impact of the adoption of ASU 2016-02 to determine the potential impact it will have on its consolidated financial statements. The Company's assets and liabilities will increase based on the present value of the remaining lease payments for leases in place at the adoption date; however, this is not expected to be material to the Company's results of operations.The Company is evaluating the impact this new standard will have on its consolidated financial statements.

        In March 2016, the FASB issued ASU 2016-05, Derivatives and Hedging (Topic 815): Effect of Derivative Contract Novations on Existing Hedge Accounting Relationships ("ASU 2016-05"). The new guidance clarifies that a change in the counterparty to a derivative instrument that has been designated as the hedging instrument under Topic 815 does not, in and of itself, require de-designation of that hedging relationship provided that all other hedge accounting criteria continue to be met. This guidance is effective for fiscal years beginning after December 15, 2017 and interim reporting periods beginning after December 15, 2018. The adoption of this guidance is not expected to have a significant impact on the Company's consolidated financial statements.

        In March 2016, the FASB issued ASU 2016-09, Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting ("ASU 2016-09"). The new guidance simplifies several aspects of the accounting for share- based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Entities will be required to recognize the income tax effects of awards in the income statement when the awards vest or are settled. This guidance is effective for fiscal years beginning after December 15, 2017 and interim reporting periods beginning after December 31, 2018. The adoption of this ASU is not expected to have a significant impact on the Company's consolidated financial statements.

        In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The amendments in this ASU affect all entities that measure credit losses on financial instruments including loans, debt securities, trade receivables, net investments in leases, off-balance sheet credit exposures, reinsurance receivables, and any other financial asset that has a contractual right to receive cash that is not specifically excluded. The main objective of this ASU is to provide financial statement users with more decision-useful information about the expected credit losses on financial instruments and other commitments to extend credit held by a reporting entity at each reporting date. To achieve this objective, the amendments in this ASU replace the incurred loss impairment methodology required in current GAAP with a methodology that reflects expected credit losses that requires consideration of a broader range of reasonable and

Bridgewater Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(dollars in thousands, except share data)

Note 1: Description of the Business and Summary of Significant Accounting Policies (Continued)

supportable information to estimate credit losses. The amendments in this ASU will affect entities to varying degrees depending on the credit quality of the assets held by the entity, the duration of the assets held, and how the entity applies the current incurred loss methodology. The amendments in this ASU are effective for fiscal years beginning after December 15, 2020 and interim reporting periods beginning after December 15, 2021.

        All entities may adopt the amendments in the ASU early as of the fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Amendments should be applied using a modified retrospective transition method by means of a cumulative-effect adjustment to equity as of the beginning of the period in which the guidance is adopted. The Company is evaluating the impact this new standard will have on its consolidated financial statements.

        In January 2017, the FASB issued ASU 2017-03, Accounting Changes and Error Corrections (Topic 250) and Investments—Equity Method and Joint Ventures (Topic 323). The amendments in the ASU add and amend SEC paragraphs pursuant to the SEC staff announcement at the September 22, 2016 and November 17, 2016, Emerging Issues Task Force (EITF) meetings. The September announcement is about the disclosure of the impact that recently issued accounting standards will have on the financial statements of a registrant when such standards are adopted in a future period. The announcement applies to ASU 2014-09, Revenue from Contracts with Customers (Topic 606); ASU 2016-02, Leases (Topic 842); and ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments and to any subsequent amendments to these ASUs that are issued prior to their adoption. The November announcement made amendments to conform the SEC Observer comment on accounting for tax benefits resulting from investments in qualified affordable housing projects to the guidance issued in Accounting Standards Update No. 2014-01, Investments—Equity Method and Joint Ventures (Topic 323); Accounting for Investments in Qualified Affordable Housing Projects. This ASU is intended to improve transparency and is effective upon issuance. The adoption of this ASU is not anticipated to have a material impact on the Company's consolidated financial statements other than to enhance the disclosures on the effects of new accounting pronouncements as they move closer to adoption in future periods.

        In January 2017, the FASB issued ASU 2017-04, Intangibles-Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. The amendments in this ASU were issued to address concerns over the cost and complexity of the two-step goodwill impairment test and resulted in the removal of the second step of the test. The amendments require an entity to apply a one-step quantitative test and record the amount of goodwill impairment as the excess of a reporting unit's carrying amount over its fair value, not to exceed the total amount of goodwill allocated to the reporting unit. The new guidance does not amend the optional qualitative assessment of goodwill impairment. This ASU is intended to reduce the cost and complexity of the two-step goodwill impairment test and is effective for annual and interim goodwill impairment tests in fiscal years beginning after December 15, 2021, with early adoption permitted for testing performed after January 1, 2017. Upon adoption, the amendments should be applied on a prospective basis and the entity is required to disclose the nature of and reason for the change in accounting principle upon transition. The adoption of this guidance is not expected to have a significant impact on the Company's consolidated financial statements.

Bridgewater Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(dollars in thousands, except share data)

Note 1: Description of the Business and Summary of Significant Accounting Policies (Continued)

        In March 2017, the FASB issued ASU 2017-08, Receivables—Nonrefundable Fees and Other Costs (Subtopic 310-20): Premium Amortization on Purchased Callable Debt Securities. The amendments in this ASU shorten the amortization period for certain callable debt securities held at a premium. Specifically, the amendments require the premium to be amortized to the earliest call date. The amendments do not require an accounting change for securities held at a discount as discounts continue to be amortized to maturity. This ASU is intended to more closely align the amortization period of premiums and discounts to expectations incorporated in market pricing on the underlying securities. In most cases, market participants price securities to the call date that produces the worst yield when the coupon is above current market rates and prices securities to maturity when the coupon is below market rates. As a result, the amendments more closely align interest income recorded on bonds held at a premium or a discount with the economics of the underlying instrument. This ASU is intended to reduce diversity in practice and is effective for fiscal years beginning after December 15, 2019, with early adoption permitted. Upon adoption, the amendments should be applied using a modified retrospective basis through a cumulative-effect adjustment directly to retained earnings as of the beginning of the period of adoption. Additionally, in the period of adoption, an entity should provide disclosures about a change in accounting principles. The adoption of this guidance is not expected to have a significant impact on the Company's consolidated financial statements.

        In May 2017, the FASB issued ASU 2017-09, Compensation- Stock Compensation (Topic 718). The amendments in this ASU provide clarity about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting. The ASU is effective for all entities for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years with early adoption permitted. The Company is evaluating the impact this new standard will have on its consolidated financial statements.

        In August 2017, the FASB issued ASU 2017-12, Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities. The amendments of this ASU better align an entity's accounting and financial reporting for hedging activities with the economic objectives of those activities. The ASU is effective for fiscal years beginning after December 15, 2019 and interim reporting periods beginning after December 15, 2020, with early adoption permitted. The Company is evaluating the impact this new standard with have on its consolidated financial statements.

Subsequent Events

        Subsequent events have been evaluated through November 30, 2017, which is the date the consolidated financial statements were available to be issued.

Bridgewater Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(dollars in thousands, except share data)

Note 2: Bank-Owned Certificates of Deposit

        Certificates of deposit in other financial institutions by maturity are as follows:

	(unaudited) September 30, 2017	December 31, 2016
	(dollars in thousands)
Certificates of Deposit at Cost Maturing in:
One Year or Less	$992	$2,458
After One Year Through Five Years	2,080	2,241

	$3,072	$4,699

Note 3: Securities

        The amortized cost and estimated fair value of securities with gross unrealized gains and losses are as follows:

	(unaudited) September 30, 2017
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(dollars in thousands)
Securities Available for Sale:
Municipal Bonds	$136,095	$3,372	$(927)	$138,540
Mortgage-Backed Securities	61,236	44	(969)	60,311
Corporate Securities	4,054	89	(26)	4,117
SBA Securities	40,318	217	(191)	40,344

Total Securities Available for Sale	$241,703	$3,722	$(2,113)	$243,312

	December 31, 2016
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(dollars in thousands)
Securities Available for Sale:
Municipal Bonds	$128,124	$569	$(3,996)	$124,697
Mortgage-Backed Securities	66,709	68	(1,803)	64,974
Corporate Securities	2,059	—	(52)	2,007
SBA Securities	25,453	54	(102)	25,405

Total Securities Available for Sale	$222,345	$691	$(5,953)	$217,083

Bridgewater Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(dollars in thousands, except share data)

Note 3: Securities (Continued)

        The following table shows the fair value and gross unrealized losses of securities with unrealized losses, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position:

	Less Than 12 Months		12 Months or Greater		Total
(unaudited) As of September 30, 2017	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(dollars in thousands)
Municipal Bonds	$25,705	$(377)	$16,766	$(550)	$42,471	$(927)
Mortgage-Backed Securities	30,907	(401)	21,470	(568)	52,377	(969)
Corporate Securities	—	—	2,028	(26)	2,028	(26)
SBA Securities	13,015	(152)	3,237	(39)	16,252	(191)

Total Securities Available for Sale	$69,627	$(930)	$43,501	$(1,183)	$113,128	$(2,113)

	Less Than 12 Months		12 Months or Greater		Total
As of December 31, 2016	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(dollars in thousands)
Municipal Bonds	$92,133	$(3,995)	$353	$(1)	$92,486	$(3,996)
Mortgage-Backed Securities	45,953	(1,767)	3,405	(36)	49,358	(1,803)
Corporate Securities	2,007	(52)	—	—	2,007	(52)
SBA Securities	12,334	(100)	1,083	(2)	13,417	(102)

Total Securities Available for Sale	$152,427	$(5,914)	$4,841	$(39)	$157,268	$(5,953)

        At September 30, 2017 (unaudited), 125 debt securities had unrealized losses with aggregate depreciation of approximately 2% from the Company's amortized cost basis. At December 31, 2016, 203 debt securities had unrealized losses with aggregate depreciation of approximately 4% from the Company's amortized cost basis. These unrealized losses relate principally to the changes in interest rates and are not due to changes in the financial condition of the issuer, the quality of any underlying assets, or applicable credit enhancements. In analyzing whether unrealized losses on debt securities are other than temporary, management considers whether the securities are issued by a government body or agency, whether a rating agency has downgraded the securities, industry analysts' reports, the financial condition and performance of the issuer, and the quality of any underlying assets or credit enhancements. Since management has the ability to hold debt securities for the foreseeable future, no declines are deemed to be other than temporary.

        The following is a summary of amortized cost and estimated fair value of debt securities by the lesser of expected call date or contractual maturity as of September 30, 2017 (unaudited) and December 31, 2016. Call date is used when a call of the debt security is expected, determined by the Company when the security has a market value above its amortized cost. Contractual maturities will

Bridgewater Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(dollars in thousands, except share data)

Note 3: Securities (Continued)

differ from expected maturities for mortgage-backed and SBA securities because borrowers may have the right to call or prepay obligations without penalties.

(unaudited) September 30, 2017	Amortized Cost	Fair Value
	(dollars in thousands)
Due in One Year or Less	$3,010	$3,015
Due After One Year Through Five Years	17,762	18,175
Due After Five Years Through 10 Years	68,800	70,530
Due After 10 Years	50,577	50,937

Subtotal	140,149	142,657
Mortgage-Backed Securities	61,236	60,311
SBA Securities	40,318	40,344

Totals	$241,703	$243,312

December 31, 2016	Amortized Cost	Fair Value
	(dollars in thousands)
Due in One Year or Less	$4,035	$4,040
Due After One Year Through Five Years	10,411	10,514
Due After Five Years Through 10 Years	30,293	30,007
Due After 10 Years	85,444	82,143

Subtotal	130,183	126,704
Mortgage-Backed Securities	66,709	64,974
SBA Securities	25,453	25,405

Totals	$222,345	$217,083

        As of September 30, 2017 (unaudited), the amortized cost and fair value of securities pledged to secure public deposits and for other purposes required or permitted by law were $78,806 and $80,467, respectively. As of December 31, 2016, the amortized cost and fair value of securities pledged to secure public deposits and for other purposes required or permitted by law were $66,510 and $64,987, respectively.

        The following is a summary of the proceeds from sales of securities available for sale, as well as gross gains and losses for the nine months ended September 30, 2017 and 2016 (unaudited) and for the year ended December 31, 2016:

	(unaudited) September 30,
			December 31, 2016
	2017	2016
	(dollars in thousands)
Proceeds From Sales of Securities	$15,249	$32,487	$34,250
Gross Gains on Sales	229	1,033	1,044
Gross Losses on Sales	280	32	214

Bridgewater Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(dollars in thousands, except share data)

Note 4: Loans

        The components of loans are as follows:

	(unaudited) September 30, 2017	December 31, 2016
	(dollars in thousands)
Commercial and Industrial	$192,840	$132,592
Construction and Land Development	119,427	106,070
Real Estate Mortgage:
1-4 Family Mortgage	187,573	178,815
Multifamily	286,191	205,250
CRE Owner Occupied	59,208	62,347
CRE Non-Owner Occupied	422,269	311,835

Total Real Estate Mortgage Loans	955,241	758,247
Consumer and Other	4,454	3,830

Loans, Gross	1,271,962	1,000,739
Net Deferred Loan Fees	(4,128)	(3,266)
Allowance for Loan Losses	(15,219)	(12,333)

Loans, Net	$1,252,615	$985,140

        The following table presents the activity in the allowance for loans losses by segment for the nine months ended September 30, 2017 (unaudited) and for the year ended December 31, 2016:

	Commercial and Industrial	Construction and Land Development	1-4 Family Mortgage	Multifamily	CRE Owner Occupied	CRE Nonowner Occupied	Consumer and Other	Unallocated	Total
	(dollars in thousands)
Balance at January 1, 2016	$1,349	$1,708	$1,765	$871	$1,019	$2,452	$36	$852	$10,052
Provision for Loan Losses	(28)	(89)	614	697	264	1,484	60	248	3,250
Loans Charged-Off	(107)	(248)	(1)	—	(123)	(613)	(22)	—	(1,114)
Recoveries of Loans	101	8	32	—	—	—	4	—	145

Balance at December 31, 2016	1,315	1,379	2,410	1,568	1,160	3,323	78	1,100	12,333
Provision for Loan Losses (unaudited)	610	132	(408)	773	(57)	1,560	4	361	2,975
Loans Charged-Off (unaudited)	(1)	—	—	—	—	(111)	(18)	—	(130)
Recoveries of Loans (unaudited)	2	2	33	—	—	—	4	—	41

Balance at September 30, 2017 (unaudited)	$1,926	$1,513	$2,035	$2,341	$1,103	$4,772	$68	$1,461	$15,219

Bridgewater Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(dollars in thousands, except share data)

Note 4: Loans (Continued)

        The following tables present the balance in the allowance for loan losses and the recorded investment in loans by segment based on impairment method as of September 30, 2017 (unaudited) and December 31, 2016:

(unaudited)	Commercial and Industrial	Construction and Land Development	1-4 Family Mortgage	Multifamily	CRE Owner Occupied	CRE Nonowner Occupied	Consumer and Other	Unallocated	Total
	(dollars in thousands)
Allowance for Loan Losses at September 30, 2017
Individually Evaluated for Impairment	$—	$14	$58	$12	$25	$—	$—	$—	$109
Collectively Evaluated for Impairment	1,926	1,499	1,977	2,329	1,078	4,772	68	1,461	15,110

Totals	$1,926	$1,513	$2,035	$2,341	$1,103	$4,772	$68	$1,461	$15,219

	Commercial and Industrial	Construction and Land Development	1-4 Family Mortgage	Multifamily	CRE Owner Occupied	CRE Nonowner Occupied	Consumer and Other	Unallocated	Total
	(dollars in thousands)
Allowance for Loan Losses at December 31, 2016
Individually Evaluated for Impairment	$—	$15	$71	$13	$47	$—	$11	$—	$157
Collectively Evaluated for Impairment	1,315	1,364	2,339	1,555	1,113	3,323	67	1,100	12,176

Totals	$1,315	$1,379	$2,410	$1,568	$1,160	$3,323	$78	$1,100	$12,333

(unaudited)	Commercial and Industrial	Construction and Land Development	1-4 Family Mortgage	Multifamily	CRE Owner Occupied	CRE Nonowner Occupied	Consumer and Other	Total
	(dollars in thousands)
Loans at September 30, 2017
Individually Evaluated for Impairment	$200	$750	$2,127	$66	$1,998	$—	$78	$5,219
Collectively Evaluated for Impairment	192,640	118,677	185,446	286,125	57,210	422,269	4,376	1,266,743

Totals	$192,840	$119,427	$187,573	$286,191	$59,208	$422,269	$4,454	$1,271,962

	Commercial and Industrial	Construction and Land Development	1-4 Family Mortgage	Multifamily	CRE Owner Occupied	CRE Nonowner Occupied	Consumer and Other	Total
	(dollars in thousands)
Loans at December 31, 2016
Individually Evaluated for Impairment	$1,962	$770	$2,426	$67	$1,443	$801	$98	$7,567
Collectively Evaluated for Impairment	130,630	105,300	176,389	205,183	60,904	311,034	3,732	993,172

Totals	$132,592	$106,070	$178,815	$205,250	$62,347	$311,835	$3,830	$1,000,739

Bridgewater Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(dollars in thousands, except share data)

Note 4: Loans (Continued)

        The following tables present information regarding impaired loans by loan segment as of and for the nine months ended September 30, 2017 (unaudited) and for the year ended December 31, 2016:

	September 30, 2017 (unaudited)
	Recorded Investment	Principal Balance	Related Allowance	Average Investment	Interest Recognized
	(dollars in thousands)
Loans With No Related Allowance for Loan Losses:
Commercial and Industrial	$200	$200	$—	$200	$6
Construction and Land Development	736	985	—	745	5
Real Estate Mortgage:
HELOC and 1-4 Family Junior Mortgage	633	634	—	640	23
1st REM—1-4 Family	235	723	—	681	—
1st REM—Rentals	923	983	—	936	33
CRE—Owner Occupied	1,838	1,856	—	1,869	65
Consumer and Other	78	93	—	78	—

Totals	4,643	5,474	—	5,149	132

Loans With An Allowance for Loan Losses:
Construction and Land Development	14	14	14	14	—
Real Estate Mortgage:
LOCs and 2nd REM—Rentals	64	64	47	65	2
1st REM—Rentals	272	272	11	278	10
Multifamily	66	66	12	66	2
CRE—Owner Occupied	160	160	25	161	6

Totals	576	576	109	584	20

Grand Totals	$5,219	$6,050	$109	$5,733	$152

Bridgewater Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(dollars in thousands, except share data)

Note 4: Loans (Continued)

	December 31, 2016
	Recorded Investment	Principal Balance	Related Allowance	Average Investment	Interest Recognized
	(dollars in thousands)
Loans With No Related Allowance for Loan Losses:
Commercial and Industrial	$1,962	$1,962	$—	$2,051	$102
Construction and Land Development	755	1,004	—	759	5
Real Estate Mortgage:
HELOC and 1-4 Family Junior Mortgage	267	267	—	271	16
1st REM—1-4 Family	805	1,293	—	960	—
1st REM—Rentals	1,007	1,067	—	1,025	50
CRE—Owner Occupied	1,279	1,279	—	1,325	66
CRE—Nonowner Occupied	801	1,100	—	1,115	57
Consumer and Other	7	8	—	9	—

Totals	6,883	7,980	—	7,515	296

Loans With An Allowance for Loan Losses:
Construction and Land Development	15	15	15	19	1
Real Estate Mortgage:
LOCs and 2nd REM—Rentals	66	66	48	69	3
1st REM—Rentals	281	281	23	274	14
Multifamily	67	67	13	68	3
CRE—Owner Occupied	164	164	47	165	7
Consumer and Other	91	102	11	97	—

Totals	684	695	157	692	28

Grand Totals	$7,567	$8,675	$157	$8,207	$324

        The Company categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt such as: current financial information, historical payment experience, credit documentation, public information and current economic trends, among other factors. The process of analyzing loans for changes in risk rating is ongoing through routine monitoring of the portfolio and annual internal credit reviews for credits meeting certain thresholds.

Bridgewater Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(dollars in thousands, except share data)

Note 4: Loans (Continued)

        The following tables present the risk category of loans by loan segment, based on the most recent analysis performed by management at September 30, 2017 (unaudited) and December 31, 2016:

	September 30, 2017 (unaudited)
	Pass	Watch	Substandard	Total
	(dollars in thousands)
Commercial and Industrial	$192,631	$—	$209	$192,840
Construction and Land Development	118,838	—	589	119,427
Real Estate Mortgage:		—	—
HELOC and 1-4 Family Junior Mortgage	28,783	—	471	29,254
1st REM—1-4 Family	31,768	—	499	32,267
LOCs and 2nd REM—Rentals	14,045	—	372	14,417
1st REM—Rentals	110,420	—	1,215	111,635
Multifamily	286,125	—	66	286,191
CRE—Owner Occupied	57,055	—	2,153	59,208
CRE—Nonowner Occupied	416,740	5,529	—	422,269
Consumer and Other	4,376	—	78	4,454

Totals	$1,260,781	$5,529	$5,652	$1,271,962

	December 31, 2016
	Pass	Watch	Substandard	Total
	(dollars in thousands)
Commercial and Industrial	$130,616	$295	$1,681	$132,592
Construction and Land Development	104,446	1,020	604	106,070
Real Estate Mortgage:
HELOC and 1-4 Family Junior Mortgage	27,741	732	101	28,574
1st REM—1-4 Family	34,251	—	1,073	35,324
LOCs and 2nd REM—Rentals	16,742	—	382	17,124
1st REM—Rentals	96,504	—	1,289	97,793
Multifamily	205,183	—	67	205,250
CRE—Owner Occupied	59,775	661	1,911	62,347
CRE—Nonowner Occupied	305,116	5,918	801	311,835
Consumer and Other	3,732	—	98	3,830

Totals	$984,106	$8,626	$8,007	$1,000,739

Bridgewater Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(dollars in thousands, except share data)

Note 4: Loans (Continued)

        The following tables present the aging of the recorded investment in past due loans by loan segment at September 30, 2017 (unaudited) and December 31, 2016:

	Accruing Interest
(unaudited) September 30, 2017	Current	30 - 89 Days Past Due	90 Days or More Past Due	Nonaccrual	Total
	(dollars in thousands)
Commercial and Industrial	$192,831	$—	$—	$9	$192,840
Construction and Land Development	118,838	—	—	589	119,427
Real Estate Mortgage:
HELOC and 1 - 4 Family Junior Mortgage	29,254	—	—	—	29,254
1st REM—1 - 4 Family	31,838	194	—	235	32,267
LOCs and 2nd REM—Rentals	14,042	—	—	375	14,417
1st REM—Rentals	111,500	135	—	—	111,635
Multifamily	286,191	—	—	—	286,191
CRE—Owner Occupied	58,552	656	—	—	59,208
CRE—Nonowner Occupied	422,269	—	—	—	422,269
Consumer and Other	4,372	4	—	78	4,454

Totals	$1,269,687	$989	$—	$1,286	$1,271,962

	Accruing Interest
December 31, 2016	Current	30 - 89 Days Past Due	90 Days or More Past Due	Nonaccrual	Total
	(dollars in thousands)
Commercial and Industrial	$132,575	$2	$—	$15	$132,592
Construction and Land Development	105,466	—	—	604	106,070
Real Estate Mortgage:
HELOC and 1 - 4 Family Junior Mortgage	28,174	400	—	—	28,574
1st REM—1 - 4 Family	34,519	—	—	805	35,324
LOCs and 2nd REM—Rentals	16,958	166	—	—	17,124
1st REM—Rentals	97,793	—	—	—	97,793
Multifamily	205,250	—	—	—	205,250
CRE—Owner Occupied	62,347	—	—	—	62,347
CRE—Nonowner Occupied	311,034	—	—	801	311,835
Consumer and Other	3,623	109	—	98	3,830

Totals	$997,739	$677	$—	$2,323	$1,000,739

Bridgewater Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(dollars in thousands, except share data)

Note 4: Loans (Continued)

        The following tables present a summary of loans that were modified in TDRs and those restructuring for which there was a payment default during the nine months ended September 30, 2017 (unaudited) and during the year ended December 31, 2016:

	During the Nine Months Ended September 30, 2017 (unaudited)
	New Troubled Debt Restructurings			Troubled Debt Restructurings That Subsequently Defaulted Within 12 Months of The Restructure Date
	Number of Loans	Post-Modification Outstanding Balance	Specific Reserve	Number of Loans	Post-Modification Outstanding Balance	Specific Reserve
	(dollars in thousands)
CRE—Owner Occupied	2	$1,496	$—	—	$—	$—

Total	2	$1,496	$—	—	$—	$—

	During the Year Ended December 31, 2016
	New Troubled Debt Restructurings			Troubled Debt Restructurings That Subsequently Defaulted Within 12 Months of The Restructure Date
	Number of Loans	Post-Modification Outstanding Balance	Specific Reserve	Number of Loans	Post-Modification Outstanding Balance	Specific Reserve
	(dollars in thousands)
Commercial and Industrial	1	$1,660	$—	—	$—	$—
Consumer	1	91	11	—	—	—

Total	2	$1,751	$11	—	$—	$—

Note 5: Premises and Equipment

        Premises and equipment are summarized as follows at September 30, 2017, (unaudited) and December 31, 2016:

	Estimated Useful Lives	(Unaudited) September 30, 2017	December 31, 2016
		(dollars in thousands)
Land	N/A	$3,335	$3,335
Building	39 Years	4,879	3,183
Leasehold Improvements	7 - 10 Years	2,251	1,806
Furniture and Equipment	3 - 5 Years	2,723	2,318
Construction in Progress	N/A	68	1,519

Subtotal		13,256	12,161
Accumulated Depreciation		(3,102)	(2,587)

Totals		$10,154	$9,574

Bridgewater Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(dollars in thousands, except share data)

Note 5: Premises and Equipment (Continued)

        Depreciation expense charged to noninterest expense for the nine months ended September 30, 2017 and 2016 (unaudited), totaled $522 and $408, respectively. Depreciation expense charged to noninterest expense for the year ended December 31, 2016 totaled $586.

        Pursuant to the terms of non-cancelable lease agreements in effect at September 30, 2017 (unaudited) and December 31, 2016, pertaining to banking premises, in Bloomington, Minneapolis, and Uptown Drive-Up, future minimum rent commitments under various operating leases are as follows:

	(unaudited) September 30, 2017	December 31, 2016
	(dollars in thousands)
2017	$155	$558
2018	625	571
2019	639	584
2020	510	467
2021	87	87
Thereafter	478	478

Totals	$2,494	$2,745

        Rent expense, including common area maintenance pertaining to banking premises for the nine months ended September 30, 2017 and 2016 (unaudited), amounted to $565 and $493, respectively. Rent expense, including common area maintenance pertaining to banking premises for the year ended December 31, 2016 amounted to $684.

        The Bloomington, Minneapolis, and Uptown Drive-Up leases contain two options to extend the lease for a period of five years. The monthly minimum rent payable will be at the market rate as reasonably determined by the lessor.

        Pursuant to the terms of the non-cancelable lease agreement with Bridgewater Properties Greenwood, LLC, a related party, in effect at September 30, 2017 (unaudited) and December 31, 2016, pertaining to the Greenwood location, future minimum rent commitments under the operating lease are as follows. The Greenwood lease contains two consecutive options to extend the lease for a period of five years each.

	(unaudited) September 30, 2017	December 31, 2016
	(dollars in thousands)
2017	$39	$155
2018	158	158
2019	161	161
2020	164	164
2021	111	111

Totals	$633	$749

Bridgewater Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(dollars in thousands, except share data)

Note 6: Intangible Assets

        The following table presents an analysis of intangible assets at September 30, 2017 (unaudited) and December 31, 2016:

	(unaudited) September 30, 2017	December 31, 2016
	(dollars in thousands)
Core Deposit Intangible	$1,093	$1,093
Favorable Lease	445	445

Subtotal	1,538	1,538
Accumulated Amortization	(248)	(104)

Totals	$1,290	$1,434

        Amortization expense of intangible assets for the nine months ended September 30, 2017 (unaudited) was $144. Amortization expense of intangible assets for the year ended December 31, 2016 was $104.

        The following table shows the estimated future amortization of the core deposit premium intangible and favorable lease asset for the next five years and thereafter. The projections of amortization expense are based on existing asset balances as of September 30, 2017 (unaudited) and December 31, 2016.

(unaudited) September 30, 2017	Core Deposit Intangible	Favorable Lease
	(dollars in thousands)
2017	$38	$9
2018	157	34
2019	157	34
2020	157	34
2021	157	34
Thereafter	222	257

Totals	$888	$402

December 31, 2016	Core Deposit Intangible	Favorable Lease
	(dollars in thousands)
2017	$157	$34
2018	157	34
2019	157	34
2020	157	34
2021	157	34
Thereafter	222	257

Totals	$1,007	$427

Bridgewater Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(dollars in thousands, except share data)

Note 7: Deposits

        The following table presents the composition of deposits at September 30, 2017 (unaudited) and December 31, 2016:

	(unaudited) September 30, 2017	December 31, 2016
	(dollars in thousands)
Transaction Deposits	$492,309	$370,862
Savings and Money Market Deposits	316,397	239,084
Brokered Deposits	196,958	140,333
Time Deposits	289,084	273,229

Totals	$1,294,748	$1,023,508

        Brokered deposits contain brokered money market accounts of $4,509 and $933 as of September 30, 2017 (unaudited), December 31, 2016, respectively.

        The following table presents the scheduled maturities of brokered and customer certificates of deposit at September 30, 2017 (unaudited) and December 31, 2016:

	(unaudited) September 30, 2017	December 31, 2016
	(dollars in thousands)
Less than 1 year	$196,404	$139,902
1 to 2 Years	76,825	110,183
2 to 3 Years	112,622	53,204
3 to 4 Years	76,984	87,846
Over 4 Years	18,698	21,494

Totals	$481,533	$412,629

        The aggregate amount of time deposits greater than $250 was approximately $106,471 and $92,829 at September, 30, 2017 (unaudited) and December 31, 2016, respectively.

Note 8: Notes Payable

        During 2016, the Company entered into a note payable with an unaffiliated financial institution that is secured by 100% of the stock of the Bank. The proceeds of the note were partially used to payoff existing notes payable. The note requires interest payments monthly and principal payments of $500 quarterly. The note accrues interest at a variable rate equal to 1-month LIBOR plus 2.40% and matures in February 2021. The interest rate at September 30, 2017 (unaudited) and December 31, 2016, was 3.64% and 3.02%, respectively. The note contains several financial and reporting covenants. As of September 30, 2017 (unaudited) and December 31, 2016, the Company was in compliance with all covenants. The unpaid principal balance of the note at September 30, 2017 (unaudited) and December 31, 2016, was $17,500 and 19,000, respectively.

Bridgewater Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(dollars in thousands, except share data)

Note 9: Derivative Instruments and Hedging Activities

Cash Flow Hedging Instruments

        During 2016, the Company entered into an interest rate swap agreement with a third party in order to hedge interest rate risk associated with its variable rate note payable. The following table presents a summary of the outstanding interest rate swap designated as a cash flow hedge as of September 30, 2017 (unaudited) and December 31, 2016:

	(unaudited) September 30, 2017	December 31, 2016
	(dollars in thousands)
Notional Amount	$17,500	$19,000
Average Notional Amount	18,000	19,550
Weighted Average Pay Rate	1.21%	1.21%
Weighted Average Receive Rate	1.00%	0.51%
Weighted Average Maturity (Years)	3.41	4.16
Net Unrealized Gain	240	223

        This agreement provides for the Company to make payments at a fixed rate in exchange for receiving payments at a variable rate determined by one-month LIBOR. The notional amount amortizes on the same schedule as the note payable and matures on the same date. The swap is determined to be fully effective. The unrealized gain is included in other assets in the consolidated balance sheets.

Note 10: Federal Home Loan Bank Advances and Other Borrowings

        Federal Home Loan Bank Advances.    The Company has entered into an Advances, Pledge, and Security Agreement with the FHLB whereby specific mortgage and commercial and industrial loans of the Bank's with principal balances of $425,016 and $475,972 at September 30, 2017 (unaudited) and December 31, 2016, respectively, were pledged to the Federal Home Loan Bank as collateral in the event the Company requests any additional advances on the line. FHLB advances are also secured with FHLB stock owned by the Company. Total remaining available borrowings were $188,986 and $208,391 at September, 30, 2017 (unaudited) and December 31, 2016, respectively.

Bridgewater Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(dollars in thousands, except share data)

Note 10: Federal Home Loan Bank Advances and Other Borrowings (Continued)

        The following table presents FHLB advances, by maturity, at September 30, 2017 (unaudited) and December 31, 2016:

	(unaudited) September 30, 2017		December 31, 2016
	Weighted Average Rate	Total Outstanding	Weighted Average Rate	Total Outstanding
	(dollars in thousands)
2017	1.29%	5,000	1.17%	14,000
2018	1.49%	14,000	1.49%	14,000
2019	1.47%	20,000	1.47%	20,000
2020	1.65%	5,000	1.65%	5,000
2021	1.93%	10,000	N/A	—
2022	1.99%	9,000	N/A	—

Totals		$63,000		$53,000

        Federal Reserve Discount Window.    At September 30, 2017 (unaudited) and December 31, 2016, the Company had the ability to draw additional borrowings of $35,084 and $31,497, respectively, from the Federal Reserve Bank of Minneapolis. The ability to draw borrowings is based on loan collateral pledged with principal balances of $43,498 and $37,920 as of September 30, 2017 (unaudited) and December 31, 2016, respectively, subject to the approval from the Board of Governors of the Federal Reserve System.

        Federal Funds Purchased.    Federal funds purchased mature one business day from the transaction date. There were $16,000 and $44,000 of federal funds purchased outstanding at September 30, 2017 (unaudited) and December 31, 2016, respectively. The interest rate as of September 30, 2017 (unaudited) and December 31, 2016, was 1.34% and 0.81%, respectively.

Note 11: Subordinated Debentures (unaudited)

        On July 12, 2017, the Company entered into a Subordinated Note Purchase Agreement with certain institutional accredited investors (the "Purchasers") whereby the Company sold and issued $25,000 in aggregate principal amount of 5.875% fixed-to-floating subordinated notes due 2027 (the "Notes"). The Notes were issued by the Company to the Purchasers at a price equal to 100% of their face amount. Issuance costs were $516 and have been netted against Subordinated Debt on the consolidated balance sheets. These costs are being amortized over five years, which represents the period from issuance to the first redemption date of July 15, 2022. Total amortization expense for the nine months ended September 30, 2017 (unaudited) was $17, with $499 remaining to be amortized as of September 30, 2017 (unaudited).

        The Notes mature on July 15, 2027, with a fixed interest rate of 5.875% payable semiannually in arrears for five years until July 15, 2022. Subsequently, the Company will be obligated to pay 3-month LIBOR plus 388 basis points quarterly in arrears until either the early redemption date or the maturity date. The Notes are not convertible into or exchangeable for any other securities or assets of the Company or any of its subsidiaries. The Notes are redeemable by the Company, in whole or in part, on

Bridgewater Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(dollars in thousands, except share data)

Note 11: Subordinated Debentures (unaudited) (Continued)

or after July 15, 2022, and at any time upon the occurrence of certain events. Any redemption by the Company would be at a redemption price equal to 100% of the outstanding principal amount of the Notes being redeemed, including any accrued and unpaid interest.

Note 12: Related Party Transactions

        In the ordinary course of business, the Company has granted loans to executive officers, directors, principal shareholders, and their affiliates (related parties). The following table presents the activity associated with loans made to related parties for the nine months ended September 30, 2017 (unaudited) and for the year ended December 31, 2016:

	(unaudited) September 30, 2017	December 31, 2016
	(dollars in thousands)
Beginning Balance	15,149	$15,112
New Loans and Advances	6,684	6,440
Repayments	(3,744)	(6,403)
Changes to Related Parties	(6,324)	—

Totals	$11,765	$15,149

        Deposits from related parties held by the Company at September 30, 2017 (unaudited) and December 31, 2016 were $1,982 and $4,967, respectively.

        The Company has a related party lease which is disclosed in Note 5.

Note 13: Income Taxes

        The following table presents the allocation of federal and state income taxes between current and deferred portions as of September 30, 2017 (unaudited) and December 31, 2016:

	(unaudited) September 30, 2017	December 31, 2016
	(dollars in thousands)
Current Tax Provision:
Federal	$7,101	$6,803
State	2,519	2,319

Total Current Tax Provision	9,620	9,122

Deferred Tax Benefit:
Federal	(1,286)	(869)
State	(221)	(201)

Total Deferred Tax Benefit	(1,507)	(1,070)

Total Provision for Income Taxes	$8,113	$8,052

Bridgewater Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(dollars in thousands, except share data)

Note 13: Income Taxes (Continued)

        The reasons for the differences between the statutory federal income tax rate and the effective tax rates are summarized as follows as of September 30, 2017 (unaudited) and December 31, 2016:

	(unaudited) September 30,		December 31, 2016
	Amount	Percent	Amount	Percent
	(dollars in thousands)
Amount of Statutory Rate	$7,584	35.0%	$7,443	35.0%
State Income Taxes (Net of Federal Income Tax Benefit)	1,408	6.5%	1,377	6.5%
Interest on Investment Securities and Loans Exempt From Federal Income Tax	(1,224)	(5.7)%	(829)	(3.9)%
Other Permanent Differences	345	1.6%	61	0.3%

Totals	$8,113	37.4%	$8,052	37.9%

        The following table presents the components of the net deferred tax asset, included in other assets, as of September 30, 2017 (unaudited) and December 31, 2016:

	(unaudited) September 30, 2017	December 31, 2016
	(dollars in thousands)
Start-up Costs	$45	$45
Depreciation	(33)	(240)
Allowance for Loan Losses	6,296	5,251
Unrealized Gain (Loss) on Securities Available for Sale	(563)	1,842
Unrealized Gain on Cash Flow Hedge	(84)	(78)
Foreclosed Assets	16	—
Prepaid Expenses	(574)	(574)
Deferred Compensation	703	610
Other	238	92

Totals	$6,044	$6,948

Note 14: Commitments, Contingencies, and Credit Risk

Financial Instruments With Off-Balance Sheet Credit Risk

        The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These instruments involve, to varying degrees, elements of credit risk in excess of the amount of recognized in the consolidated balance sheets.

        The Company's exposure to credit loss is represented by the contractual, or notional, amount of these commitments. The Company follows the same credit policies in making commitments as it does for on-balance sheet instruments. Since some of the commitments are expected to expire without being drawn upon and some of the commitments may not be drawn upon to the total extent of the commitment, the notional amount of these commitments does not necessarily represent future cash requirements. The Company follows the same credit policies in making commitments as it does for on-balance sheet instruments.

Bridgewater Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(dollars in thousands, except share data)

Note 14: Commitments, Contingencies, and Credit Risk (Continued)

        The following commitments were outstanding at September 30, 2017 (unaudited) and December 31, 2016:

	(unaudited) September 30, 2017	December 31, 2016
	(dollars in thousands)
Unfunded Commitments Under Lines of Credit	$245,885	$158,289
Letters of Credit	60,439	55,060

Totals	$306,324	$213,349

        Commitments to extend credit are agreements to lend to a customer at fixed or variable rates as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The amount of collateral obtained upon extension of credit is based on management's credit evaluation of the customer. Collateral held varies but may include accounts receivable; inventory; property, plant, and equipment; real estate; and stocks and bonds. Unfunded commitments under commercial lines of credit, home equity lines of credit, and overdraft protection agreements are commitments for possible future extensions of credit to existing customers. These lines of credit may or may not require collateral and may or may not contain a specific maturity date.

        Standby letters of credits are conditional lending commitments issued by the Company to guarantee the performance of a customer to a third party. Generally, all standby letters of credit issued have expiration dates within one year. The credit risk involved in issuing standby letters of credit is essentially the same as that involved in extending loan facilities to customers. The Company generally holds collateral supporting these commitments.

        The Company has outstanding letters of credit with the FHLB in the amount of $37,057 and $38,680 at September 30, 2017 (unaudited) and December 31, 2016, respectively, on behalf of customers.

Legal Contingencies

        Various legal claims arise from time to time in the normal course of business. In the opinion of management, any liability resulting from such proceedings would not have a material impact on the consolidated financial statements.

Note 15: Stock Options

        The Company established the 2005 Combined Incentive and Non-statutory Stock Option Plan (the "2005 Plan") under which the Company may grant options to its directors, officers and employees for up to 1,000,000 shares of common stock. Both incentive stock options and nonqualified stock options may be granted under the plan. The exercise price of each option equals the estimated market value of the Company's stock on the date of grant and an option's maximum term is 10 years. All outstanding options have been granted with a vesting period of five years. As of September 30, 2017 (unaudited)

Bridgewater Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(dollars in thousands, except share data)

Note 15: Stock Options (Continued)

and December 31, 2016, there were no unissued shares of the Company's common stock authorized for option grants under the 2005 Plan.

        The Company established the 2012 Combined Incentive and Non-statutory Stock Option Plan (the "2012 Plan") under which the Company may grant options to its directors, officers and employees for up to 750,000 shares of common stock. Both incentive stock options and nonqualified stock options may be granted under the plan. The exercise price of each option equals the estimated market value of the Company's stock on the date of grant and an option's maximum term is 10 years. All outstanding options have been granted with a vesting period of five years. As of September 30, 2017 (unaudited) and December 31, 2016, there were 210,000 unissued shares of the Company's common stock authorized for option grants under the 2012 Plan.

        In 2017, the Company adopted the 2017 Combined Incentive and Non-statutory Stock Option Plan (the "2017 Plan") as a successor to the 2012 Plan. Under the 2017 Plan, the Company may grant options to its directors, officers, and employees for up to 1,500,000 shares of common stock. Both incentive stock options and nonqualified stock options may be granted under the Plan. The exercise price of each option equals the estimated market value of the Company's stock on the date of grant and an option's maximum term is 10 years. All outstanding options have been granted with a vesting period of five years. As of September 30, 2017 (unaudited), there were 1,500,000 unissued shares of the Company's common stock authorized for option grants under the 2017 Plan. The Company subsequently granted options as disclosed in Note 23.

        The fair value of each option award is estimated on the date of grant using a closed form option valuation (Black-Scholes) model that uses assumptions of dividend yield, expected life, expected volatility and risk-free interest rate. Expected volatilities are based on an industry index. The expected term of options granted is based on historical data and represents the period of time that options granted are expected to be outstanding, which takes into account that the options are not transferable. The risk-free interest rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of the grant. Historically, the Company has not paid a dividend on its common shares and does not expect to do so in the near future. No options were granted during the nine months ended September 30, 2017 (unaudited) and during the year ended December 31, 2016.

Bridgewater Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(dollars in thousands, except share data)

Note 15: Stock Options (Continued)

        The following table presents a summary of the status of the Company's stock option plans as of September 30, 2017 (unaudited) and December 31, 2016:

	(Unaudited) September 30, 2017		December 31, 2016
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at Beginning of Year	765,000	$2.79	890,000	$2.62
Granted	—	—	—	—
Exercised	(40,000)	3.00	(100,000)	1.00
Forfeitures	—	—	(25,000)	3.71

Outstanding at End of Year	725,000	$2.78	765,000	$2.79

Options Exercisable at Year-End	469,000	$2.66	353,000	$2.57

        The Company recognized $156 and $222 in compensation expense for stock options for the nine months ended September 30, 2017 (unaudited) and for the year ended December 31, 2016, respectively.

        The following tables present information pertaining to options outstanding at September 30, 2017 (unaudited) and December 31, 2016:

	Options Outstanding			Options Exercisable
September 30, 2017 (unaudited) Exercise Price	Number Outstanding	Remaining Contractual Life	Exercise Price	Number Outstanding
$1.23	25,000	2.8 Years	$1.23	25,000
1.20	25,000	3.8 Years	1.20	25,000
1.65	15,000	4.1 Years	1.65	15,000
2.13	90,000	5.5 Years	2.13	72,000
3.00	520,000	6.3 Years	3.00	312,000
3.58	50,000	7.3 Years	3.58	20,000

Totals	725,000	6.0 Years	$2.78	469,000

	Options Outstanding			Options Exercisable
December 31, 2016 Exercise Price	Number Outstanding	Remaining Contractual Life	Exercise Price	Number Outstanding
$1.23	25,000	3.5 Years	$1.23	25,000
1.20	25,000	4.5 Years	1.20	25,000
1.65	15,000	4.8 Years	1.65	15,000
2.13	90,000	6.2 Years	2.13	54,000
3.00	560,000	7.0 Years	3.00	224,000
3.58	50,000	8.0 Years	3.58	10,000

Totals	765,000	6.7 Years	$2.79	353,000

Bridgewater Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(dollars in thousands, except share data)

Note 15: Stock Options (Continued)

        As of September 30, 2017 (unaudited) and December 31, 2016, there was $252 and $422, respectively, of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the Plan and is expected to be recognized over a period of approximately three and four years, respectively.

        The following tables present an analysis of nonvested options to purchase shares of the Company's stock issued and outstanding for the nine months ended September 30, 2017 (unaudited) and for the year ended December 31, 2016:

(unaudited) September 30, 2017	Number of Shares	Weighted Average Grant Date Fair Value
	(dollars in thousands)
Nonvested Options at Beginning of Year	412,000	$1.52
Forfeitures	—	—
Vested	(156,000)	1.50

Nonvested Options at End of Year	256,000	$1.53

December 31, 2016	Number of Shares	Weighted Average Grant Date Fair Value
	(dollars in thousands)
Nonvested Options at Beginning of Year	585,000	$1.51
Forfeitures	(25,000)	1.76
Vested	(148,000)	1.45

Nonvested Options at End of Year	412,000	$1.52

Note 16: Profit Sharing Plan

        The Company has a combined profit sharing 401(k) plan which provides that an annual contribution, up to 100% of their total pay, may be contributed to the plan. Employees are eligible to participate after meeting certain eligibility requirements as defined in the plan and are allowed to make pre-tax contributions up to the maximum amount allowed by the Internal Revenue Service. The terms of the 401(k) plan require matches equal to 100% of the employee contributions up to 4% of pay. In addition, the terms of the plan allow for discretionary contributions as determined by the Company and approved by the Board of Directors.

        The estimated employer match contributions for the 401(k) plan were $233 and $199 for the nine months ended September 30, 2017 and 2016 (unaudited), respectively. The employer match contribution for the 401(k) plan was $320 for year ended December 31, 2016. The total estimated employer profit sharing contributions to the plan were $207 and $165 for the nine months ended September 30, 2017 and 2016 (unaudited), respectively. The total employer profit sharing contribution to the plan was $237 for the year ended December 31, 2016.

Bridgewater Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(dollars in thousands, except share data)

Note 17: Deferred Compensation Plan

        In 2013, the Company implemented a deferred compensation plan for certain employees, with each employer contribution vesting four years after being credited to the plan. At September 30, 2017 (unaudited) and December 31, 2016, the Company had a liability of $1,700 and $1,475, respectively, recorded on the consolidated balance sheets.

Note 18: Regulatory Capital

        Effective January 1, 2015, the capital requirements of the Company and the Bank were changed to implement the regulatory requirements of the Basel III capital reforms. The Basel III requirements, among other things, (i) apply a strengthened set of capital requirements to the Company and Bank, including requirements related to common equity as a component of core capital, (ii) implement a "capital conservation buffer" against risk and a higher minimum tier 1 capital requirement, and (iii) revise the rules for calculating risk-weighted assets for purposes of such requirements. The rules made corresponding revisions to the prompt corrective action framework and include the new capital ratios and buffer requirements which will be phased in incrementally, with full implementation scheduled for January 1, 2019. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

        Quantitative measures established by regulation to ensure capital adequacy require the Company and Bank to maintain minimum amounts and ratios (set forth in the following table and defined in the regulation) of Total Capital to Risk Weighted Assets, Tier 1 Capital to risk weighted assets, Common Equity Tier 1 to risk weighted assets, and Tier 1 Capital to average assets.

Bridgewater Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(dollars in thousands, except share data)

Note 18: Regulatory Capital (Continued)

        The following tables present the Company and the Bank's capital amounts and ratios as of September 30, 2017 (unaudited) and December 31, 2016:

	Actual		For Capital Adequacy Purposes		To be Well Capitalized Under Prompt Corrective Action Regulations
September 30, 2017 (unaudited)	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(dollars in thousands)
Company (Consolidated):
Total Risk-Based Capital	$168,895	13.25%	$101,937	8.00%	N/A	N/A
Tier 1 Risk-Based Capital	128,815	10.11%	76,452	6.00%	N/A	N/A
Common Equity Tier 1 Capital	128,815	10.11%	57,339	4.50%	N/A	N/A
Leverage Ratio	128,815	8.45%	60,976	4.00%	N/A	N/A
Bank:
Total Risk-Based Capital	$167,093	13.14%	$101,714	8.00%	$127,142	10.00%
Tier 1 Risk-Based Capital	151,514	11.92%	76,285	6.00%	101,714	8.00%
Common Equity Tier 1 Capital	151,514	11.92%	57,214	4.50%	82,642	6.50%
Leverage Ratio	151,514	10.12%	59,905	4.00%	74,881	5.00%

	Actual		For Capital Adequacy Purposes		To be Well Capitalized Under Prompt Corrective Action Regulations
December 31, 2016	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(dollars in thousands)
Company (Consolidated):
Total Risk-Based Capital	$127,974	12.74%	$80,387	8.00%	N/A	N/A
Tier 1 Risk-Based Capital	115,412	11.49%	60,290	6.00%	N/A	N/A
Common Equity Tier 1 Capital	115,412	11.49%	45,218	4.50%	N/A	N/A
Leverage Ratio	115,412	9.44%	48,927	4.00%	N/A	N/A
Bank:
Total Risk-Based Capital	$125,457	12.63%	$79,438	8.00%	$99,297	10.00%
Tier 1 Risk-Based Capital	113,041	11.38%	59,578	6.00%	79,438	8.00%
Common Equity Tier 1 Capital	113,041	11.38%	44,684	4.50%	64,543	6.50%
Leverage Ratio	113,041	9.24%	48,927	4.00%	61,159	5.00%

        The Bank must maintain a capital conservation buffer as defined by Basel III regulatory capital guidelines, in order to avoid limitations on capital distributions, including dividend payments and certain discretionary bonus payments to executive officers. For 2017 and 2016, the capital conservation buffer is 1.25% and 0.625%, respectively. The buffer will increase incrementally each year until 2019 when the entire 2.5% capital conservation buffer will be fully phased-in.

        Management believes that, as of September 30, 2017 (unaudited) and December 31, 2016, the Company and the Bank's capital ratios were in excess of those quantitative capital ratio standards applicable on that date, set forth under the prompt corrective action regulations, including the capital conservation buffer described above. However, there can be no assurance that the Company and the Bank will continue to maintain such status in the future.

Bridgewater Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(dollars in thousands, except share data)

Note 19: Fair Value Measurement

        The Company categorizes its assets and liabilities measured at fair value into a three-level hierarchy based on the priority of the inputs to the valuation technique used to determined fair value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used in the determination of the fair value measurement fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement. Assets and liabilities valued at fair value are categorized based on the inputs to the valuation techniques as follows:

  Level 1—Inputs that utilized quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.

  Level 2—Inputs that include quoted prices for similar assets and liabilities in active markets and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instruments. Fair values for these instruments are estimated using pricing models, quoted prices of securities with similar characteristics, or discounted cash flows.

  Level 3—Inputs that are unobservable for the asset of liability, which are typically based on an entity's own assumptions, as there is little, if any, related market activity.

        Subsequent to initial recognition, the Company may remeasure the carrying value of assets and liabilities measured on a nonrecurring basis to fair value. Adjustments to fair value usually result when certain assets are impaired. Such assets are written down from their carrying amounts to their fair value.

        Professional standards allow entities the irrevocable option to elect to measure certain financial instruments and other items at fair value for the initial and subsequent measurement on an instrument-by-instrument basis. The Company adopted the policy to value certain financial instruments at fair value. The Company has not elected to measure any existing financial instruments at fair value; however, it may elect to measure newly acquired financial instruments at fair value in the future.

        The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. For additional information on how the Company measures fair value refer to Note 1 Summary of Significant Accounting Policies to the Consolidated

Bridgewater Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(dollars in thousands, except share data)

Note 19: Fair Value Measurement (Continued)

Financial Statements. The following table presents the balances of the assets and liabilities measured at fair value on a recurring basis as of September 30, 2017 (unaudited) and December 31, 2016:

	September 30, 2017 (unaudited)
	Level 1	Level 2	Level 3	Total
	(dollars in thousands)
Securities Available for Sale:
Municipal Bonds	$—	$138,540	$—	$138,540
Mortgage-Backed Securities	—	60,311	—	60,311
Corporate Securities	—	4,117	—	4,117
SBA Securities	—	40,344	—	40,344
Interest Rate Swap	—	240	—	240

Totals	$—	$243,552	$—	$243,552

	December 31, 2016
	Level 1	Level 2	Level 3	Total
	(dollars in thousands)
Securities Available for Sale:
Municipal Bonds	$—	$124,697	$—	$124,697
Mortgage-Backed Securities	—	64,974	—	64,974
Corporate Securities	—	2,007	—	2,007
SBA Securities	—	25,405	—	25,405
Interest Rate Swap	—	223	—	223

Totals	$—	$217,306	$—	$217,306

Investment Securities

        When available, the Company uses quoted market prices to determine the fair value of investment securities; such items are classified in Level 1 of the fair value hierarchy.

        For the Company's investments, when quoted prices are not available for identical securities in an active market, the Company determines fair value utilizing vendors who apply matrix pricing for similar bonds where no price is observable or may compile prices from various sources. These models are primarily industry-standard models that consider various assumptions, including time value, yield curve, volatility factors, prepayment speeds, default rates, loss severity, current market, and contractual prices for the underlying financial instruments, as well as other relevant economic measures. Substantially, all of these assumptions are observable in the marketplace and can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace. Fair values from these models are verified, where possible, against quoted market prices for recent trading activity of assets with similar characteristics to the security being valued. Such methods are generally classified as Level 2. However, when prices from independent sources vary, cannot be obtained or cannot be corroborated, a security is generally classified as Level 3.

Bridgewater Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(dollars in thousands, except share data)

Note 19: Fair Value Measurement (Continued)

Interest Rate Swap

        Interest rate swaps are traded in over-the-counter markets where quoted market prices are not readily available. For those interest rate swaps, fair value is determined using internally developed models of a third party that uses primarily market observable inputs, such as yield curves and option volatilities and, accordingly, are valued using Level 2 inputs.

Nonrecurring Basis

        Certain assets are measured at fair value on a nonrecurring basis. These assets are not measured at fair value on an ongoing basis; however, they are subject to fair value adjustments in certain circumstances, such as when there is evidence of impairment or a change in the amount of previously recognized impairment.

        The following tables present net impairment losses related to nonrecurring fair value measurements of certain assets for the nine months ended September 30, 2017 (unaudited) for the year ended December 31, 2016:

	September 30, 2017 (unaudited)
	Level 1	Level 2	Level 3	Loss
	(dollars in thousands)
Impaired Loans	$—	$467	$—	$109

	December 31, 2016
	Level 1	Level 2	Level 3	Loss
	(dollars in thousands)
Impaired Loans	$—	$527	$—	$157
Foreclosed Assets	—	2,210	—	644

Totals	$—	$2,737	$—	$801

Impaired Loans

        In accordance with the provisions of the loan impairment guidance, impairment was measured for which it is probable that payment of interest and principal will not be made in accordance with the contractual terms of the loan agreement. The fair value of impaired loans is estimated using one of several methods, including collateral value, market value of similar debt, or discounted cash flows. Those impaired loans not requiring an allowance represent loans for which the fair value of the expected repayments or collateral exceeds the recorded investments in such loans. Impaired loans for which an allowance is established based on the fair value of collateral require classification in the fair value hierarchy. Collateral values are estimated using Level 2 inputs based on customized discounting criteria.

        Impairment amounts on impaired loans represent specific valuation allowance and writedowns during the period presented on impaired loans that were individually evaluated for impairment based

Bridgewater Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(dollars in thousands, except share data)

Note 19: Fair Value Measurement (Continued)

on the estimated fair value of the collateral less estimated selling costs, excluding impaired loans fully charged-off.

Foreclosed Assets

        Foreclosed assets are recorded at fair value based on property appraisals, less estimated selling costs, at the date of the transfer with any impairment amount charged to the allowance for loan losses. Subsequent to the transfer, foreclosed assets are carried at the lower of cost or fair value, less estimated selling costs with changes in fair value or any impairment amount recorded in other noninterest expense. Values are estimated using Level 2 inputs based on customized discounting criteria. The carrying value of foreclosed assets is not re-measured to fair value on a recurring basis, but is subject to fair value adjustments when the carrying value exceeds the fair value, less estimated selling costs.

        Disclosure of fair value information about financial instruments, for which it is practicable to estimate that value, is required whether or not recognized in the consolidated balance sheets. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimate of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases could not be realized in immediate settlement of the instruments. Certain financial instruments with a fair value that is not practicable to estimate and all non-financial instruments are excluded from the disclosure requirements. Accordingly, the aggregate fair value amounts presented do not necessarily represent the underlying value of the Company.

        Fair value estimates are made at a specific point in time based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular instrument. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters that could affect the estimates. Fair value estimates are based on existing on and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business. Deposits with no stated maturities are defined as having a fair value equivalent to the amount payable on demand. This prohibits adjusting fair value derived from retaining those deposits for an expected future period of time. This component, commonly referred to as a deposit base intangible, is neither considered in the above amounts nor is it recorded as an intangible asset on the balance sheet. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

Bridgewater Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(dollars in thousands, except share data)

Note 19: Fair Value Measurement (Continued)

        The following tables present the carrying amount and estimated fair values of financial instruments at September 30, 2017 (unaudited) and December 31, 2016:

	(unaudited) September 30, 2017
		Fair Value Hierarchy
	Carrying Amount				Estimated Fair Value
		Level 1	Level 2	Level 3
	(dollars in thousands)
Financial Assets:
Cash and Cash Equivalents	$24,426	$24,426	$—	$—	$24,426
Bank-Owned Certificates of Deposit	3,072	—	3,072	—	3,072
Securities Available for Sale	243,312	—	243,312	—	243,312
FHLB Stock, at Cost	4,667	—	4,667	—	4,667
Loans, Net	1,252,615	—	1,252,576	—	1,252,576
Accrued Interest Receivable	5,212	—	5,212	—	5,212
Interest Rate Swap	240	—	240	—	240
Financial Liabilities:
Deposits	$1,294,748	$—	$1,296,781	$—	$1,296,781
Federal Funds Purchased	16,000	—	16,000	—	16,000
Notes Payable	17,500	—	17,525	—	17,525
FHLB Advances	63,000	—	62,713	—	62,713
Subordinated Debentures	24,501	—	25,000	—	25,000
Accrued Interest Payable	992	—	992	—	992

	December 31, 2016
		Fair Value Hierarchy
	Carrying Amount				Estimated Fair Value
		Level 1	Level 2	Level 3
	(dollars in thousands)
Financial Assets:
Cash and Cash Equivalents	$16,499	$16,499	$—	$—	$16,499
Bank-Owned Certificates of Deposit	4,699	—	4,699	—	4,699
Securities Available for Sale	217,083	—	217,083	—	217,083
FHLB Stock, at Cost	4,990	—	4,990	—	4,990
Loans, Net	985,140	—	992,361	—	992,361
Accrued Interest Receivable	3,953	—	3,953	—	3,953
Interest Rate Swap	223	—	223	—	223
Financial Liabilities:
Deposits	$1,023,508	$—	$1,026,527	$—	$1,026,527
Federal Funds Purchased	44,000	—	44,000	—	44,000
Notes Payable	19,000	—	19,027	—	19,027
FHLB Advances	53,000	—	52,781	—	52,781
Accrued Interest Payable	612	—	612	—	612

        The following methods and assumptions were used by the Company to estimate fair value of consolidated financial statements not previously discussed.

Bridgewater Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(dollars in thousands, except share data)

Note 19: Fair Value Measurement (Continued)

        Cash and cash equivalents—The carrying amount of cash and cash equivalents approximates their fair value.

        Bank-owned certificates of deposit—Fair values of bank-owned certificates of deposit are estimated using the discounted cash flow analysis based on current rates for similar types of deposits.

        FHLB stock—The carrying amount of FHLB stock approximates its fair value.

        Loans, Net—For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. Fair values for all other loans are estimated based on discounted cash flows, using interest rates currently being offered for loans with similar terms to borrowers with similar credit quality.

        Accrued interest receivable—The carrying amount of accrued interest receivable approximates its fair value since it is short term in nature and does not present unanticipated credit concerns.

        Federal funds purchased—The carrying amount of federal funds purchased approximates the fair value.

        Deposits—The fair values disclosed for deposits without stated maturities (interest and noninterest transaction, savings, and money market accounts) are equal to the amount payable on demand at the reporting date (their carrying amounts). Fair values for the fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

        Notes payable and subordinated debt—The fair value of the Company's notes payable and subordinated debt are estimated using a discounted cash flow analysis, based on the Company's current incremental borrowing rate for similar types of borrowing arrangements.

        FHLB advances—The fair values of the Company's FHLB Advances are estimated using discounted cash flow analyses based on the Company's current incremental borrowing rates for similar types of borrowing agreements.

        Accrued interest payable—The carrying amount of accrued interest payable approximates its fair value since it is short term in nature.

        Off-balance sheet instruments—Fair values of the Company's off-balance sheet instruments (lending commitments and unused lines of credit) are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements, the counterparties' credit standing and discounted cash flow analyses. The fair value of these off-balance sheet items approximates the recorded amounts of the related fees and is not material at September 30, 2017 (unaudited) and December 31, 2016.

        Limitations—The fair value of a financial instrument is the current amount that would be exchanged between market participants, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company's various financial instruments. In cases where quoted market prices are not

Bridgewater Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(dollars in thousands, except share data)

Note 19: Fair Value Measurement (Continued)

available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. Consequently, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Company.

Note 20: Business Combination

        On May 20, 2016 (the "Acquisition Date"), the Company purchased certain assets and assumed certain liabilities of First National Bank of the Lakes. The assets and liabilities were acquired (assumed) to provide additional liquidity and geographic growth opportunities for the Company. Goodwill of $2,626 acquired in the transaction consists largely of the synergies and economies of scale expected from combining the operations of the Company and First National Bank of the Lakes. Consideration paid for the net assets acquired included $11,960 of cash. Costs related to the acquisition are included in other noninterest expense on the consolidated statements of income.

        The following summarizes assets acquired and liabilities assumed at the Acquisition Date:

May 20, 2016
(dollars in thousands)
Cash and Due From Banks	$36,375
Securities	7,077
Loans	28,305
Premises and Equipment	2,683
Other Intangible Assets	1,538
Accrued Interest Receivable and Other Assets	147
Deposits	(66,735)
Accrued Interest Payable and Other Liabilities	(56)

Identifiable Net Assets Acquired	9,334
Goodwill	2,626

Total Consideration Paid	$11,960

        Results of operations subsequent to the acquisition are included in the consolidated statements of income for the year ended December 31, 2016.

Bridgewater Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(dollars in thousands, except share data)

Note 21: Earnings Per Share

        The following table presents the numerators and denominators for basic and diluted earnings per share computations for the nine months ended September 30, 2017 and 2016 (unaudited) and for the year ended December 31, 2016.

	(unaudited) Nine Months Ended September 30,
			Year Ended December 31, 2016
	2017	2016
	(dollars in thousands, except share amounts)
Net Income Available to Common Shareholders	$13,555	$9,831	$13,215

Weighted Average Common Stock Outstanding:
Weighted Average Common Stock Outstanding (Basic)	24,593,657	21,524,245	22,294,837
Stock Options	354,048	372,617	346,079

Weighted Average Common Stock Outstanding (Dilutive)	24,947,704	21,896,861	22,640,916

Basic Earnings per Common Share	$0.55	$0.46	$0.59
Diluted Earnings Per Common Share	0.54	0.45	0.58

Note 22: Parent Company Financial Information

        The following information presents the condensed balance sheets of the Company as of September 30, 2017 (unaudited) and December 31, 2016 and the condensed statements of income and

Bridgewater Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(dollars in thousands, except share data)

Note 22: Parent Company Financial Information (Continued)

cash flows for the nine months ended September 30, 2017 and 2016 (unaudited) and for the year ended December 31, 2016.

	(Unaudited) September 30, 2017	December 31, 2016
	(dollars in thousands, except share data)
ASSETS
Cash and Cash Equivalents	$15,737	$18,303
Loans, Net of Allowance for Loan Losses	—	—
Investment in Subsidiaries	157,291	113,103
Premises and Equipment, Net	2,750	2,750
Other Assets	337	314

Total Assets	$176,115	$134,470

LIABILITIES AND EQUITY
LIABILITIES
Notes Payable	17,500	19,000
Subordinated Debentures, Net of Issuance Costs	24,501	—
Accrued Interest Payable	385	63
Other Liabilities	54	41

Total Liabilities	42,440	19,104
SHAREHOLDERS' EQUITY
Common Stock- $0.01 par value
Voting Common Stock—Authorized 75,000,000	208	207
Non-voting Common Stock—Authorized 10,000,000	38	38
Additional Paid-In Capital	66,053	65,777
Retained Earnings	66,174	52,619
Accumulated Other Comprehensive Income (Loss)	1,202	(3,275)

Total Shareholders' Equity	133,675	115,366

Total Liabilities and Equity	$176,115	$134,470

Bridgewater Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(dollars in thousands, except share data)

Note 22: Parent Company Financial Information (Continued)

	Nine Months Ended September 30, (Unaudited)
			Year Ended December 31, 2016
	2017	2016
	(dollars in thousands)
INCOME
Dividend Income	$—	$—	$4,500
Interest Income	9	5	5
Other Income	40	43	50

Total Income	49	48	4,555
EXPENSE
Interest Expense	845	556	731
Other Expenses	374	165	297

Total Expense	1,219	721	1,028

INCOME (LOSS) BEFORE INCOME TAX BENEFIT AND EQUITY IN UNDISTRIBUTED EARNINGS	(1,170)	(673)	3,527
Income Tax Benefit	160	280	400

INCOME (LOSS) BEFORE EQUITY IN UNDISTRIBUTED EARNINGS	(1,010)	(393)	3,927

Equity in Undistributed Earnings	14,565	10,224	9,288

NET INCOME	$13,555	$9,831	$13,215

Bridgewater Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(dollars in thousands, except share data)

Note 22: Parent Company Financial Information (Continued)

	Nine Months Ended September 30, (unaudited)
			Year Ended December 31, 2016
	2017	2016
	(dollars in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES
Net Income	$13,555	$9,831	$13,215
Adjustments to Reconcile Net Income to Net Cash Provided (Used) by Operating Activities:
Equity in Undistributed Earnings of Subsidiaries	(14,565)	(10,224)	(9,288)
Changes in Other Assets and Liabilities	340	(346)	(490)

Net Cash Provided (Used) by Operating Activities	(670)	(739)	3,437

CASH FLOWS FROM INVESTING ACTIVITIES
Net Decrease in Loans	—	1,761	1,761
Investment in Subsidiaries	(25,000)	(15,000)	(22,750)

Net Cash Used in Investing Activities	(25,000)	(13,239)	(20,989)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from Notes Payable	—	20,000	20,000
Principal Payments on Notes Payable	(1,500)	(16,542)	(17,042)
Proceeds from Issuance of Subordinated Debt	24,484	—	—
Principal Payments on Subordinated Debentures	—	(1,500)	(1,500)
Issuance of Common Stock	120	26,146	26,146
Redemption and Cancellation of Common Stock	—	(192)	(192)

Net Cash Provided by Financing Activities	23,104	27,912	27,412

NET CHANGE IN CASH AND CASH EQUIVALENTS	(2,566)	13,934	9,860
Cash and Cash Equivalents Beginning	18,303	8,443	8,443

Cash and Cash Equivalents Ending	$15,737	$22,377	$18,303

Note 23: Subsequent Events (unaudited)

        On October 1, 2017, the Company issued 1,046,000 stock options under the 2012 and 2017 Plans. The stock options vest over a five year period and expire after 10 years. The options were granted with an price of $7.47 per share and have a calculated value of $2.80 per share.

        As of November 15, 2017, the Company received approval from the FDIC and Minnesota Department of Commerce to open a branch in St. Paul, Minnesota. The Company is negotiating the terms of the lease, no formal lease agreement has been signed by the Company.

            Shares

Common Stock

PROSPECTUS
,

Joint Book-Running Managers

        Through and including                        ,    (the 25th day after the date of this prospectus), all dealers that effect transactions in our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II—INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution.

        The following table sets forth all costs and expenses, other than underwriting discounts and commissions, in connection with the sale of shares of the Company's common stock being registered, all of which will be paid by us. All amounts shown are estimates, except for the SEC registration fee, the Financial Industry Regulatory Authority, Inc. filing fee and the Nasdaq listing fee.

Amount
SEC registration fee	$	*
Financial Industry Regulatory Authority, Inc. filing fee		*
Nasdaq listing fee		*
Legal fees and expenses		*
Accounting fees and expenses		*
Printing fees and expenses		*
Transfer agent and registrar fees and expenses		*
Blue sky qualification fees and expenses		*
Miscellaneous		*

Total	$	*

*
To be completed by amendment.

Item 14.    Indemnification of Directors and Officers.

        Section 302A.521 of the Minnesota Business Corporation Act provides that, unless prohibited by its articles of incorporation or bylaws, a corporation shall indemnify any person, including an officer or director, who is made or threatened to be made a party to a proceeding by reason of the former or present official capacity of such person, under certain circumstances and subject to certain conditions and limitations as stated therein and set forth in the articles of incorporation or bylaws of such corporation, against judgments, penalties, fines (including, without limitation, excise taxes assessed against such person with respect to any employee benefit plan), settlements and reasonable expenses (including attorneys' fees and disbursements incurred by such person in connection with the proceeding) incurred by such person in connection with the proceeding, if, with respect to the acts or omissions of such person complained of in the proceeding, such person:

  •
  has not been indemnified therefor by another organization or employee benefit plan;

  •
  acted in good faith;

  •
  received no improper personal benefit and, in the case of a conflict of interest, any requirements relating to directors' conflicts of interest as set forth under Section 302A.255 of the Minnesota Business Corporation Act, as applicable, have been satisfied;

  •
  in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful; and

  •
  in the case of acts or omission occurring in such person's performance in an official capacity, such person reasonably believed that the conduct was in the best interests of the corporation or reasonably believed that the conduct was not opposed to the best interests of the corporation.

        Article V of the Company's Amended and Restated Bylaws and Article X of the Company's Amended and Restated Articles of Incorporation provide that, subject to the limitations of applicable federal and state banking laws and regulations, the present and former directors and officers of the

Company shall be indemnified to the fullest extent permitted by Section 302A.521 of the Minnesota Business Corporation Act.

        The Company maintains directors' and officers' liability insurance which covers certain liabilities and expenses of its directors and officers and covers it for reimbursement of payments to our directors and officers in respect of such liabilities and expenses, in each case subject to certain limits and exceptions.

        Reference is made to the underwriting agreement filed as Exhibit 1.1 hereto for provisions providing that the underwriters are obligated under certain circumstances to indemnify the Company's directors, officers and controlling persons against certain liabilities under the Securities Act.

Item 15.    Recent Sales of Unregistered Securities.

        The following sets forth information regarding unregistered securities that were sold by the Company within the past three years.

        On July 12, 2017, the Company sold to institutional investors an aggregate principal amount of $25.0 million Fixed-to-Floating Rate Subordinated Notes due 2027. Sandler O'Neill & Partners, L.P. served as the Company's placement agent in this offering and received a commission of $375,000. On June 27, 2016, the Company sold to institutional investors 3,049,368 shares of common stock and 1,739,874 shares of non-voting common stock for an aggregate purchase price of $27.5 million. D.A. Davidson and Co. served as the Company's placement agent in this offering and received a commission of $1,375,000. On September 8, 2015, the Company sold to one institutional investor 831,786 shares of common stock and 2,186,323 shares of non-voting common stock for an aggregate purchase price of $15.0 million. D.A. Davidson and Co. served as the Company's placement agent in this offering and received a commission of $750,000. All of these sales were made solely to accredited investors and did not involve a public offering. Accordingly such sales were exempt from registration under the Securities Act pursuant to the exemption provided by Section 4(a)(2) of the Securities Act and Regulation D under the Securities Act.

        In 2015, 2016 and 2017, the Company also granted certain of its employees and directors a total of 1,121,000 stock options under the Bridgewater Bancshares, Inc. 2012 Combined Incentive and Non-Statutory Stock Option Plan and the Bridgewater Bancshares, Inc. 2017 Combined Incentive and Non-Statutory Stock Option Plan. These grants were made in reliance upon exemptions from registration requirements under Section 4(a)(2) of the Securities Act and pursuant to Rule 701 under the Securities Act.

Item 16.    Exhibits and Financial Statement Schedules.

        (a)    Exhibits.    The following exhibits are filed as part of this Registration Statement:

Exhibit Number	Description
1.1	Form of Underwriting Agreement*
3.1	Form of Amended and Restated Articles of Incorporation of Bridgewater Bancshares, Inc.
3.2	Form of Amended and Restated Bylaws of Bridgewater Bancshares, Inc.
4.1	Form of common stock certificate of Bridgewater Bancshares, Inc.

The other instruments defining the rights of holders of the long-term debt securities of the Company and its subsidiaries are omitted pursuant to section (b)(4)(iii)(A) of Item 601 of Regulation S-K. The Company hereby agrees to furnish copies of these instruments to the SEC upon request.

Exhibit Number	Description
5.1	Form of Opinion of Barack Ferrazzano Kirschbaum & Nagelberg LLP
10.1	Employment Agreement by and among Bridgewater Bancshares, Inc., Bridgewater Bank and Jerry Baack, dated October 1, 2017
10.2	Employment Agreement by and among Bridgewater Bancshares, Inc., Bridgewater Bank and Mary Jayne Crocker, dated October 1, 2017.
10.3	Employment Agreement by and among Bridgewater Bancshares, Inc., Bridgewater Bank and Jeffrey D. Shellberg, dated October 1, 2017
10.4	Bridgewater Bank Deferred Cash Incentive Plan effective December 31, 2013
10.5	Bridgewater Bancshares, Inc. 2017 Combined Incentive and Non-Statutory Stock Option Plan
10.6	Form of Stock Option Agreement under the Bridgewater Bancshares, Inc. 2017 Combined Incentive and Non-Statutory Stock Option Plan
10.7	Bridgewater Bancshares, Inc. 2012 Combined Incentive and Non-Statutory Stock Option Plan
10.8	Form of Stock Option Agreement under the Bridgewater Bancshares, Inc. 2012 Combined Incentive and Non-Statutory Stock Option Plan
10.9	Bridgewater Bancshares, Inc. 2005 Combined Incentive and Non-Statutory Stock Option Plan
10.10	Form of Incentive Stock Option Agreement under the Bridgewater Bancshares, Inc. 2005 Combined Incentive and Non-Statutory Stock Option Plan
21.1	Subsidiaries of Bridgewater Bancshares, Inc.
23.1	Consent of CliftonLarsonAllen LLP*
23.2	Consent of Barack Ferrazzano Kirschbaum & Nagelberg LLP (included as part of Exhibit 5.1)*
24.1	Powers of Attorney (included on the signature page)*

*
To be filed by amendment.

        (b)    Financial Statement Schedules.    All schedules are omitted because the required information is inapplicable or the information is presented in the consolidated financial statements and the related notes.

Item 17.    Undertakings.

        The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes that:

          (1)   For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2)   For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bloomington, State of Minnesota, on                        , 2018.

BRIDGEWATER BANCSHARES, INC.
By:
	Name:	Jerry Baack
	Title:	Chairman, Chief Executive Officer and President

POWERS OF ATTORNEY

        Each of the undersigned officers and directors of Bridgewater Bancshares, Inc. hereby constitutes and appoints Jerry Baack and Joe Chybowski, and each of them individually (with full power to each of them to act alone), his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution in each of them for him or her and in his or her name, place and stead, and in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement (or any other registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as full to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Jerry Baack	Chairman, Chief Executive Officer and President (Principal Executive Officer)	, 2018
Joe Chybowski	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	, 2018
James S. Johnson	Director	, 2018
David Juran	Director	, 2018

Signature	Title	Date

Jeffrey D. Shellberg	Director	, 2018
Thomas P. Trutna	Director	, 2018
Todd B. Urness	Director	, 2018
David J. Volk	Director	, 2018